   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 1998

                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                              DESKTOP DATA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7375                    04-3016142
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

              80 BLANCHARD ROAD, BURLINGTON, MASSACHUSETTS 01803
                                (781) 229-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                               DONALD L. MCLAGAN
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               80 BLANCHARD ROAD
                        BURLINGTON, MASSACHUSETTS 01803
                                (781) 229-3000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
     LAWRENCE S. WITTENBERG, ESQ.             JONATHAN L. KRAVETZ, ESQ.
    TESTA, HURWITZ & THIBEAULT, LLP    MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND
           HIGH STREET TOWER                         POPEO, P.C.
            125 HIGH STREET                     ONE FINANCIAL CENTER
      BOSTON, MASSACHUSETTS 02110            BOSTON, MASSACHUSETTS 02110

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: Upon consummation of the Merger described herein.

                               ----------------
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [_]       .
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [_]       .

                               ----------------
                        CALCULATION OF REGISTRATION FEE
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
                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE         TO BE      OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED        REGISTERED(1)   PER SHARE(2)     PRICE(2)      FEE(2)(3)
-----------------------------------------------------------------------------------
Common Stock, $.01 par     8,415,598
 value per share.......      shares         $4.078      $68,639,721     $20,248.72

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(1) Represents the number of shares of the Common Stock of the Registrant which may be issued to former stockholders of Individual, Inc. pursuant to the Merger described herein. Such number includes 413,000 shares issuable upon the exercise of currently exercisable employee stock options if such options are exercised prior to the Effective Time.
(2) Each share of Individual, inc. will be converted into one-half of one share of Common Stock of the Registrant pursuant to the Merger described herein. Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, the registration fee has been calculated as of January 16, 1998. The number shown is rounded from 4.078125.
(3) The amount of the registration fee includes $12,244.50 previously paid pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended, in connection with the filing by the Registrant and Individual, Inc. of a Preliminary Prospectus/Joint Proxy Statement related to the proposed Merger. In accordance with Rule 0-11(c)(2) under the Securities Exchange Act of 1934, as amended, and Section 6(b) under the Securities Act of 1933, as amended, the balance of the filing fee is being submitted herewith.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

[LOGO OF DESKTOP]                                           [LOGO OF INDIVIDUAL]

                       PROSPECTUS/JOINT PROXY STATEMENT

                               8,415,598 SHARES

                             DESKTOP COMMON STOCK

                               ----------------

  This Prospectus/Joint Proxy Statement constitutes the Prospectus of Desktop Data, Inc., a Delaware corporation ("Desktop"), with respect to up to 8,415,598 shares of its common stock, par value $0.01 per share ("Desktop Common Stock"), to be issued in connection with the proposed merger (the "Merger") of Individual, Inc., a Delaware corporation ("Individual"), with and into Desktop, pursuant to the terms set forth in the Agreement and Plan of Merger and Reorganization dated as of November 2, 1997 between Desktop and Individual (the "Agreement"). As used herein, the term "Combined Company" means Desktop and Individual and their respective subsidiaries as a consolidated entity following the Merger and references to the products, business, results of operations or financial condition of the Combined Company should be considered to refer to Desktop and Individual, unless the context otherwise requires. The shares of Desktop Common Stock after the Merger are referred to herein as the "Combined Company Common Stock" and the common stock, par value $.01 per share, of Individual is herein referred to as "Individual Common Stock." As a result of the Merger, each outstanding share of Individual Common Stock, other than shares held in the treasury of Individual, Desktop or any wholly owned subsidiary of Desktop or Individual, will be converted into the right to receive one-half ( 1/2) of one share of Desktop Common Stock (the "Exchange Ratio") and each outstanding option, warrant or right to purchase Individual Common Stock pursuant to then outstanding warrants and under the Individual Amended and Restated 1989 Stock Option Plan, as amended, the Individual 1996 Non-Employee Director Stock Option Plan, the Individual Amended and Restated 1996 Stock Plan, the Individual 1996 Stock Option Plan, and the Individual 1995 Incentive Stock Option Plan (collectively, the "Individual Stock Option Plans") and under the Individual 1996 Employee Stock Purchase Plan (the "Individual Stock Purchase Plan") will be assumed by Desktop and will become an option, warrant or right to purchase Combined Company Common Stock, with appropriate adjustments to the number of shares issuable thereunder and the exercise price thereof to reflect the Exchange Ratio.

  This Prospectus/Joint Proxy Statement also constitutes the Proxy Statements of Desktop and Individual with respect to the Special Meeting of Stockholders of Desktop scheduled to be held on February 24, 1998 (the "Desktop Meeting") and the Special Meeting of Stockholders of Individual scheduled to be held on February 24, 1998 (the "Individual Meeting").

  This Prospectus/Joint Proxy Statement and the accompanying form of proxy are first being mailed to the stockholders of Desktop and Individual on or about January 28, 1998.

                               ----------------

  SEE "RISK FACTORS" AT PAGE 16 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY DESKTOP AND INDIVIDUAL STOCKHOLDERS IN EVALUATING THE PROPOSALS TO BE VOTED ON AT THE DESKTOP MEETING AND AT THE INDIVIDUAL MEETING AND THE ACQUISITION OF THE SECURITIES OFFERED HEREBY.

                               ----------------

 NEITHER THIS TRANSACTION NOR  THE SECURITIES OF  DESKTOP OFFERED HEREBY HAVE
  BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND EXCHANGE COMMISSION OR
   ANY  STATE SECURITIES  COMMISSION NOR  HAS THE  SECURITIES AND  EXCHANGE
    COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  PASSED  UPON  THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS/JOINT PROXY STATEMENT. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

    THE DATE OF THIS PROSPECTUS/JOINT PROXY STATEMENT IS JANUARY 28, 1998.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   1
TRADEMARKS................................................................   1
FORWARD-LOOKING STATEMENTS................................................   1
SUMMARY...................................................................   2
SELECTED HISTORICAL AND SELECTED PRO FORMA COMBINED FINANCIAL DATA........  13
COMPARATIVE PER SHARE DATA................................................  15
RISK FACTORS..............................................................  16
INTRODUCTION..............................................................  24
DESKTOP DATA, INC. SPECIAL MEETING........................................  24
  Date, Time and Place of Desktop Meeting.................................  24
  Purpose.................................................................  24
  Record Date and Outstanding Shares......................................  24
  Vote Required...........................................................  24
  Proxies.................................................................  25
  Solicitation of Proxies; Expenses.......................................  25
  Recommendations of Desktop Board of Directors...........................  25
INDIVIDUAL, INC. SPECIAL MEETING..........................................  26
  Date, Time and Place of Individual Meeting..............................  26
  Purpose.................................................................  26
  Record Date and Outstanding Shares......................................  26
  Vote Required...........................................................  26
  Proxies.................................................................  26
  Solicitation of Proxies; Expenses.......................................  27
  Appraisal Rights........................................................  27
  Recommendations of Individual Board of Directors........................  27
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS...........................  28
  Joint Reasons For the Merger............................................  28
  Desktop's Reasons For the Merger........................................  29
  Individual's Reasons For the Merger.....................................  30
  Background of the Merger................................................  31
  Opinion of BT Alex. Brown, Financial Advisor to Desktop.................  34
  Opinion of BancAmerica Robertson Stephens, Financial Advisor to
   Individual.............................................................  40
  Certain Federal Income Tax Considerations...............................  45
  Governmental and Regulatory Approvals...................................  47
  Accounting Treatment....................................................  47
TERMS OF THE MERGER.......................................................  48
  Effective Time..........................................................  48
  Manner and Basis of Converting Shares...................................  48
  Stock Ownership Following the Merger....................................  48
  Conduct of Combined Company Following the Merger........................  49
  Conduct of Desktop's and Individual's Business Prior to the Merger......  50
  No Solicitation.........................................................  51
  Break Up Fees; Expenses.................................................  52
  Conditions to the Merger................................................  52
  Termination of the Agreement............................................  54
  Option Agreements.......................................................  55
  Participation Agreements................................................  56
  Affiliate Agreements....................................................  56
  Interests of Certain Persons............................................  56

                                                                           PAGE
                                                                           ----
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION..............   58
  Financial Statements....................................................   58
  Combined Company Following the Merger...................................   62
ADDITIONAL MATTERS BEING SUBMITTED TO A VOTE OF ONLY DESKTOP
 STOCKHOLDERS.............................................................   63
  Amendment to Amended and Restated Certificate of Incorporation to Change
   Name...................................................................   63
  Amendment to Amended and Restated Certificate of Incorporation to
   Increase the number of authorized shares of Common Stock...............   63
  Amendment of the 1995 Stock Plan........................................   64
  Amendments of the 1995 Employee Stock Purchase Plan.....................   67
DESKTOP...................................................................   72
  Desktop Business........................................................   72
  Desktop Management's Discussion and Analysis of Financial Condition and
   Results of Operations..................................................   78
  Desktop Certain Transactions............................................   83
  Desktop Stock Information...............................................   84
  Desktop Management and Executive Compensation...........................   87
INDIVIDUAL................................................................   91
  Individual Business.....................................................   91
  Individual Management's Discussion and Analysis of Financial Condition
   and Results of Operations..............................................  102
  Individual Stock Information............................................  110
  Individual Management and Executive Compensation........................  113
DESCRIPTION OF CAPITAL STOCK..............................................  119
EXPERTS...................................................................  122
LEGAL MATTERS.............................................................  122
FINANCIAL STATEMENTS......................................................  F-1
  Index to Financial Statements...........................................  F-1
  Report of Arthur Andersen LLP (Desktop).................................  F-2
  Report of Coopers & Lybrand L.L.P. (Individual)......................... F-22
ANNEX A--Agreement and Plan of Merger and Reorganization, dated as of
 November 2, 1997, between Desktop Data, Inc. and Individual, Inc.........  A-1
ANNEX B--Stock Option Agreement dated as of November 2, 1997 between
 Desktop Data, Inc. and Individual, Inc. (Individual Option)..............  B-1
ANNEX C--Stock Option Agreement dated as of November 2, 1997 between
 Desktop Data, Inc. and Individual, Inc. (Desktop Option).................  C-1
ANNEX D--Opinion of BT Alex. Brown Incorporated...........................  D-1
ANNEX E--Opinion of BancAmerica Robertson Stephens........................  E-1

                             AVAILABLE INFORMATION

  Desktop and Individual are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address "http://www.sec.gov." Desktop Common Stock and Individual Common Stock are quoted on the Nasdaq National Market ("Nasdaq"), and such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  Desktop has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus/Joint Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THESE MATTERS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DESKTOP OR INDIVIDUAL. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF. THIS PROSPECTUS/JOINT PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS/JOINT PROXY STATEMENT WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                                  TRADEMARKS

  NewsEDGE(R), LinkEDGE(R) and NewsOBJECTS(R) are registered trademarks of Desktop. Desktop Data and the NewsEDGE logo are trademarks of Desktop. ClariNet, ClariNews, CompanyLink, First!, HeadsUp, Hoover, NewsPage, Individual, the Individual Logo and Topic Selector are trademarks of Individual. This Prospectus/Joint Proxy Statement also includes trademarks and tradenames of companies other than Desktop and Individual. All other trademarks and tradenames referred to in this Prospectus are the property of their respective owners.

                          FORWARD-LOOKING STATEMENTS

  This Prospectus/Joint Proxy Statement contains forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth below in "Risk Factors." Reference is made to the particular discussions set forth under "Desktop--Desktop Managements' Discussion and Analysis of Financial Condition and Results of Operations" and "Individual--Individual Management's Discussion and Analysis of Financial Condition and Results of Operations." In connection with forward-looking statements which appear in these disclosures, stockholders should carefully review the factors set forth in this Prospectus/Joint Proxy Statement under "Risk Factors."

                                    SUMMARY

  The following contains a summary of certain information contained elsewhere in this Prospectus/Joint Proxy Statement. This summary does not contain a complete statement of all material elements of the proposals to be voted on and is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus/Joint Proxy Statement and in the information and documents annexed hereto.

                                 THE COMPANIES

 Desktop Data, Inc.

  Desktop is the leading independent provider of customized, real-time news and information. Desktop operates as a value-added news integrator to organizations. Desktop's unique combination of diverse, authoritative content, innovative on-line delivery technologies, and customization and support services empower its customers to transform news and information into a centrally-managed, competitive business resource. Desktop's primary service, NewsEDGE, is used by approximately 169,000 business professionals in over 410 corporations, financial institutions and government offices worldwide.

  Desktop was incorporated in the State of Delaware in July 1988. Desktop's principal executive offices are located at 80 Blanchard Road, Burlington, Massachusetts 01803 and its telephone number is (781) 229-3000.

 Individual, Inc.

  Individual develops and markets a suite of customized news and information services that provide knowledge workers with daily personalized current awareness reports, while offering information providers and advertisers new ways to reach targeted audiences. Utilizing its knowledge processing systems and editorial knowledge bases, Individual's intelligent software agents search each day through approximately 10,000 to 20,000 stories drawn from approximately 600 broad and specialized information sources, and prepare for each user a highly relevant daily news briefing with full-text retrieval options. In addition, Individual's Hoover Business Intelligence Service ("Hoover"), acquired in October 1996, integrates and organizes news and information from internal and external sources and provides real-time and archival electronic services to organizations. In June 1997, Individual acquired ClariNet Communications Corp., the publisher of ClariNews, a business news service provided to over 1.5 million Internet subscribers and sold primarily to internet service providers, corporations and universities. Individual delivers its information services to more than approximately 700,000 users across a range of delivery platforms, including facsimile, electronic mail, groupware, intranets and the Internet.

  Individual was incorporated in the State of Delaware in January 1989. Individual's principal executive offices are located at 8 New England Executive Park West, Burlington, Massachusetts 01803, and its telephone number is (781) 273-6000.

SPECIAL MEETING OF THE STOCKHOLDERS OF DESKTOP

 Time, Date, Place and Purpose

  A Special Meeting of Stockholders of Desktop will be held at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110 on Tuesday, February 24, 1998 at 10:00 a.m. (the "Desktop Meeting"). The purpose of the Desktop Meeting is (i) to approve and adopt the Agreement, the Merger and the issuance of shares of Desktop Common Stock to the stockholders of Individual pursuant to the Agreement, (ii) to approve an amendment to the Amended and Restated Certificate of Incorporation of Desktop (the "Certificate") to change the corporate name of Desktop to "NewsEDGE Corporation," subject to and upon consummation of the Merger, (iii) to approve an amendment to the Certificate to increase the number of authorized shares of Desktop Common Stock from 15,000,000 shares to 35,000,000 shares, subject to and upon consummation of the Merger, (iv) to approve an amendment to the Desktop 1995 Stock Plan to increase the number of shares of Desktop Common Stock to be reserved for issuance thereunder from 1,625,000 shares to 4,125,000 shares, subject to and upon consummation of the Merger, and (v) to approve amendments to the Desktop 1995 Employee Stock Purchase Plan, including the increase in the number of shares of Desktop Common Stock reserved for issuance thereunder from 175,000 shares to 500,000 shares, subject to and upon consummation of the Merger. See "Desktop Data, Inc. Special Meeting--Date, Time and Place of Desktop Meeting," and "--Purpose."

 Record Date and Vote Required

  Only Desktop stockholders of record at the close of business on January 9, 1998 (the "Desktop Record Date") are entitled to notice of and to vote at the Desktop Meeting. Under Delaware law, the charter documents of Desktop and the rules of Nasdaq, approval and adoption of the Agreement and the Merger, and the amendments of the Certificate require the affirmative vote of holders of a majority of the outstanding shares of Desktop Common Stock. All other proposals require the affirmative vote of a majority of the total votes cast regarding such proposal. See "Desktop Data, Inc. Special Meeting--Record Date and Outstanding Shares" and "--Vote Required."

  As of the Desktop Record Date, there were 115 stockholders of record of Desktop Common Stock and 8,690,852 shares of Desktop Common Stock outstanding, each of which will be entitled to cast one vote per share on each matter to be acted upon at the Desktop Meeting. Desktop's directors and executive officers, and their affiliates, have agreed to vote their shares in favor of the Agreement and in favor of the issuance of shares in connection with the Agreement. See "Desktop Data, Inc. Special Meeting--Vote Required" and "Terms of the Merger--Participation Agreements."

 Recommendation of Desktop Board of Directors

  Desktop's Board of Directors (the "Desktop Board") has unanimously approved the Agreement and the transactions contemplated thereby and has determined that the Merger is fair and in the best interests of Desktop and its stockholders. After careful consideration, the Desktop Board unanimously recommends a vote in favor of (i) the approval and adoption of the Agreement, the Merger and the issuance of shares of Desktop Common Stock pursuant to the Agreement, (ii) an amendment of the Certificate to change the corporate name of Desktop to "NewsEDGE Corporation," subject to and upon consummation of the Merger, (iii) the approval of an amendment to the Certificate to increase the number of authorized shares of Desktop Common Stock from 15,000,000 shares to 35,000,000 shares, subject to and upon consummation of the Merger, (iv) the approval of an amendment to the Desktop 1995 Stock Plan to increase the number of shares of Desktop Common Stock reserved for issuance thereunder from 1,625,000 shares to 4,125,000 shares, subject to and upon consummation of the Merger, and (v) the approval of amendments to the Desktop 1995 Employee Stock Purchase Plan including the increase in the number of shares of Desktop Common Stock reserved for issuance thereunder from 175,000 shares to 500,000 shares, subject to and upon consummation of the Merger. See "Desktop Data, Inc. Special Meeting-- Recommendations of Desktop Board of Directors" and "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Desktop's Reasons for the Merger" and "--Background of the Merger."

SPECIAL MEETING OF STOCKHOLDERS OF INDIVIDUAL

 Time, Date, Place and Purpose

  A Special Meeting of Stockholders of Individual will be held at Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110 on Tuesday, February 24, 1998 at 10:00 a.m. (the

"Individual Meeting"). The purpose of the Individual Meeting is to approve and adopt the Agreement and the Merger. See "Individual, Inc. Special Meeting-- Date, Time and Place of Individual Meeting," and "--Purpose."

 Record Date and Vote Required

  Only Individual stockholders of record at the close of business on January 9, 1998 (the "Individual Record Date") are entitled to notice of and to vote at the Individual Meeting. Under Delaware law, the charter documents of Individual and the rules of Nasdaq, approval and adoption of the Agreement and the Merger requires the affirmative vote of holders of a majority of the outstanding shares of Individual Common Stock. See "Individual, Inc. Special Meeting-- Record Date and Outstanding Shares" and "--Vote Required."

  As of the Individual Record Date, there were 181 stockholders of record of Individual Common Stock and 16,418,196 shares of Individual Common Stock outstanding, each of which will be entitled to cast one vote per share on each matter to be acted upon at the Individual Meeting. Individual's directors and certain executive officers, and their affiliates, have agreed to vote their shares in favor of the Agreement. See "Individual, Inc. Special Meeting--Vote Required" and "Terms of the Merger--Participation Agreements."

 Recommendation of Individual Board of Directors

  Individual's Board of Directors (the "Individual Board") has unanimously approved the Agreement and the transactions contemplated thereby and has determined that the Merger is fair and in the best interests of Individual and its stockholders. After careful consideration, the Individual Board unanimously recommends a vote in favor of the approval and adoption of the Agreement and the Merger. Stockholders should read this Prospectus/Joint Proxy Statement carefully before voting. See "Individual, Inc. Special Meeting -- Recommendations of Individual Board of Directors" and "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Individual's Reasons for the Merger" and "Background of the Merger."

RISK FACTORS

  THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED BY STOCKHOLDERS IN CONNECTION
HEREWITH: (I) THE EXPECTED LONG-TERM STRATEGIC BENEFITS OF THE MERGER ARE DEPENDENT UPON THE SUCCESSFUL COMBINATION AND INTEGRATION OF THE TWO COMPANIES, AND THERE CAN BE NO ASSURANCE THAT THIS WILL OCCUR; (II) INDIVIDUAL HAS A HISTORY OF OPERATING LOSSES, AND THERE CAN BE NO ASSURANCE THAT THE INDIVIDUAL BUSINESS WILL BE PROFITABLE; (III) THE FLUCTUATION OF STOCK PRICES, AND THE FIXED NATURE OF THE EXCHANGE RATIO, MAY CAUSE THE VALUE RECEIVED BY INDIVIDUAL STOCKHOLDERS TO DECLINE PRIOR TO THE EFFECTIVE TIME; (IV) THERE IS NO ASSURANCE THAT THE INTEGRATION OF INDIVIDUAL'S AND DESKTOP'S BUSINESS OPERATIONS WILL NOT INVOLVE UNEXPECTED COSTS; (V) THERE IS NO ASSURANCE THAT THE BUYING PATTERNS OF DESKTOP'S AND INDIVIDUAL'S CUSTOMERS WILL NOT BE AFFECTED BY THE MERGER; (VI) A NUMBER OF FACTORS MAY RESULT IN UNANTICIPATED FLUCTUATIONS IN QUARTERLY RESULTS; (VII) CHANGING TECHNOLOGY AND MARKET REQUIREMENTS INVOLVE CERTAIN INHERENT RISKS, INCLUDING THE POTENTIAL DIFFICULTY IN SUCCESSFULLY INTRODUCING NEW PRODUCTS; (VIII) THE COMBINED COMPANY WILL BE DEPENDENT ON THE RETENTION AND ATTRACTION OF KEY PERSONNEL; (IX) THE MARKET FOR CUSTOMIZED ELECTRONIC NEWS DELIVERY IN WHICH THE COMBINED COMPANY'S PRODUCTS WILL COMPETE IS HIGHLY COMPETITIVE; (X) THE COMBINED COMPANY WILL BE DEPENDENT ON ITS COOPERATIVE MARKETING RELATIONSHIPS AND ITS RELATIONSHIPS WITH NEWS PROVIDERS AND NEWS TRANSMISSION SOURCES; AND (XI) THE COMBINED COMPANY WILL BE DEPENDENT ON PROPRIETARY TECHNOLOGY, WHICH IT MAY NOT BE ABLE TO FULLY PROTECT. SEE "RISK FACTORS."

REASONS FOR THE MERGER

  The Boards of Individual and Desktop have authorized the execution and delivery of the Agreement with the expectation that the proposed Merger, by combining the experience, financial resources, size and breadth of product offerings of Desktop and Individual, will result in significant long-term strategic benefits to the companies. See "Risk Factors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Desktop's Reasons for the Merger," and "--Individual's Reasons for the Merger."

FAIRNESS OPINIONS

  BT Alex. Brown Incorporated ("BT Alex. Brown") has delivered to the Desktop Board its written opinion, dated November 2, 1997, to the effect that, as of such date, the Exchange Ratio was fair from a financial point of view to Desktop. The full text of the opinion of BT Alex. Brown, which sets forth assumptions made and matters considered, is attached hereto as Annex D to this Prospectus/Joint Proxy Statement and is incorporated herein by reference. HOLDERS OF DESKTOP COMMON STOCK ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. See "Approval of the Merger and Related Transactions--Opinion of BT Alex. Brown, Financial Advisor to Desktop" and Annex D hereto.

  BancAmerica Robertson Stephens has delivered to the Individual Board its written opinion, dated November 2, 1997, to the effect that, as of such date, the Exchange Ratio was fair from a financial point of view to the stockholders of Individual. The full text of the opinion of BancAmerica Robertson Stephens, which sets forth assumptions made and matters considered is attached hereto as Annex E to this Prospectus/Joint Proxy Statement, and is incorporated herein by reference. HOLDERS OF INDIVIDUAL COMMON STOCK ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. See "Approval of the Merger and Related Transactions--Opinion of BancAmerica Robertson Stephens, Financial Advisor to Individual" and Annex E attached hereto.

INCOME TAX TREATMENT

  The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), in which case no gain or loss should generally be recognized by the holders of shares of Individual Common Stock on the exchange of their shares of Individual Common Stock solely for shares of Desktop Common Stock. As a condition to the consummation of the Merger, Desktop and Individual will each receive an opinion from their respective tax counsel that the Merger will constitute a reorganization under Section 368(a) of the Code. HOWEVER, ALL INDIVIDUAL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS. See "Approval of the Merger and Related Transactions--Certain Federal Income Tax Considerations."

REGULATORY MATTERS

  Desktop and Individual are aware of no material governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states. See "Approval of the Merger and Related Transactions-- Governmental and Regulatory Approvals."

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Desktop and Individual have each received letters dated as of November 3, 1997 from Arthur Andersen LLP, Desktop's independent auditors, and Coopers & Lybrand L.L.P., Individual's independent auditors, as to their concurrence with Desktop management's and Individual management's conclusions, respectively, as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if consummated in accordance with the Agreement. Consummation of the Merger is conditioned upon receipt at the closing of the Merger by Desktop and Individual of letters from Arthur Andersen LLP, and Coopers & Lybrand L.L.P., respectively, reaffirming those firms' respective opinions, both dated as of November 3, 1997. See "Approval of the Merger and Related Transactions--Accounting Treatment."

THE MERGER

 Terms of the Merger

  At the Effective Time (as defined below) of the Merger, Individual will merge with and into Desktop and Desktop will continue as the surviving corporation. It is currently intended that the operations of Desktop and

Individual will be combined as soon as practicable following the closing of the Merger. As a result of the Merger, each outstanding share of Individual Common Stock, other than shares held in the treasury of Individual, Desktop or any wholly-owned subsidiary of Desktop or Individual, will be converted into the right to receive one-half ( 1/2) of one share of Desktop Common Stock, and each outstanding option, warrant or right to purchase Individual Common Stock pursuant to outstanding warrants and under the Individual Stock Option Plans and Individual Stock Purchase Plan will be assumed by Desktop and will become an option, warrant or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof to reflect the Exchange Ratio.

  No fractional shares will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Individual Common Stock (after aggregating all fractional shares to be received by such holder) will receive from the Combined Company an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Desktop Common Stock for the ten most recent days that Desktop Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on Nasdaq. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Effective Time of the Merger

  The Merger will become effective upon the filing of a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware (the "Effective Time"). Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Closing Date of the Merger (the "Closing Date") and Effective Time will be on or about February 24, 1998. See "Terms of the Merger--Effective Time."

 Exchange of Individual Stock Certificates

  Promptly after the Effective Time, the Combined Company, acting through BankBoston, N.A. as its exchange agent (the "Exchange Agent"), will deliver to each Individual stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of Individual Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF INDIVIDUAL COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding option, warrant, or right to purchase Individual Common Stock, whether vested or unvested, will be assumed by Desktop without any action on the part of the holder thereof and the number of shares issuable thereunder and the exercise price thereof shall be appropriately adjusted to reflect the Exchange Ratio. OPTION AGREEMENTS AND WARRANTS NEED NOT BE SURRENDERED. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Form S-8 Registration Statement

  No later than two business days after the Closing Date, the Combined Company will file a Registration Statement on Form S-8 under the Securities Act covering the shares of Combined Company Common Stock issuable upon exercise of options to purchase Individual Common Stock to be assumed by Desktop at the Effective Time. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Stock Ownership Following the Merger

  Based upon the number of shares of Individual Common Stock outstanding and the number of shares issuable upon exercise of outstanding options or warrants to purchase Individual Common Stock as of January 9, 1998, an aggregate of approximately 8,209,098 shares of Desktop Common Stock will be issued to Individual Stockholders in the Merger and Desktop will assume options and warrants exercisable for up to approximately 2,944,350 additional shares of Combined Company Common Stock. Based upon the number of shares of Desktop Common Stock issued and outstanding as of January 9, 1998, and after giving effect to the issuance of Desktop Common Stock as described in the previous sentence, the former holders of Individual Common Stock would hold, and have voting power with respect to, approximately 48.6% of the Combined Company's total issued and outstanding shares (or 53.5% of the Combined Company's total issued and outstanding shares assuming the exercise of options and warrants to purchase Desktop Common Stock and Individual Common Stock outstanding as of January 9, 1998). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Desktop or Individual changes subsequent to January 9, 1998, and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Desktop or Individual at the Effective Time or the Combined Company at any time following the Effective Time. See "Terms of Merger--Stock Ownership Following the Merger."

 Conduct of Combined Company Following the Merger

  Pursuant to the Agreement, the Board of Directors of Desktop shall recommend to the Stockholders of Desktop and shall use all other reasonable efforts to take all actions necessary (i) to cause the Board of Directors of the Combined Company, immediately after the Effective Time, to consist of seven (7) persons, four (4) of whom shall have served on the Board of Directors of Desktop immediately prior to the Effective Time (the "Former Desktop Directors"), and three (3) of whom shall have served on the Board of Directors of Individual immediately prior to the Effective Time (the "Former Individual Directors"), and (ii) to reconstitute the Board of Directors of Desktop so that two Former Desktop Directors and one Former Individual Director will be in the class of directors whose terms expire at the Annual Meeting of Stockholders of the Combined Company for the third year after the Effective Time, one Former Desktop Director and one Former Individual Director will be in the class whose term expires two years after the Effective Time, and one Former Desktop Director and one Former Individual Director will be in the class whose term expires at the Annual Meeting one year after the Effective Time. If, prior to the Effective Time, any of the Individual or Desktop designees shall decline or be unable to serve as an Individual or Desktop director, Individual (if such person was designated by Individual) or Desktop (if such person was designated by Desktop) shall designate another person to serve in such person's stead, which person shall be reasonably acceptable to the other party.

  Following the Merger, the principal executive officers of the Combined Company will be as follows: Donald L. McLagan will continue to serve as the Chairman, Chief Executive Officer and President of the Combined Company, Edward
R. Siegfried will continue to serve as the Chief Financial Officer and Vice President--Finance and Operations of the Combined Company, and Michael E. Kolowich, who is currently President and Chief Executive Officer of Individual, will become the Vice-Chairman of the Combined Company. See "Terms of the Merger--Conduct of Combined Company Following the Merger."

 No Solicitation

  Under the terms of the Agreement, until the earlier of the Effective Time or termination of the Agreement pursuant to its terms, each of Desktop and Individual has agreed that, without the other's prior written consent, it will not, and will instruct its respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, solicit or encourage the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving the other party or any subsidiaries of the other party (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"). Each of Desktop and Individual has agreed to (i) notify Individual or Desktop, respectively, immediately upon receipt of any Acquisition Proposal or any request for nonpublic information relating to Individual or Desktop, respectively, or any of its subsidiaries in connection with an Acquisition Proposal, and (ii) immediately notify Individual or Desktop, respectively, regarding the identity of the offeror and the terms and conditions of any such proposal in reasonable detail.

  Notwithstanding the foregoing, each of Desktop and Individual may, to the extent its Board of Directors determines, in good faith, after receiving a written opinion of outside legal counsel to the effect that the Board of Directors is required to do so in order to discharge properly its fiduciary duties, participate in discussions or negotiations with, and, subject to the execution of a confidentiality agreement and the payment of a fee of $3.5 million to the other party and the triggering of the other party's rights under its Option Agreement (as defined below), furnish information to any person, entity or group after such person, entity or group has delivered to either Desktop or Individual, as the case may be, in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of such company in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the stockholders of such company from a financial point of view than the Merger (a "Superior Proposal"). See "Terms of the Merger--Break Up Fees; Expenses."

  In the event either Desktop or Individual receives a Superior Proposal, the Board of Directors of such company may approve such Superior Proposal or recommend such Superior Proposal to its stockholders, if such Board determines that such action is required by its fiduciary duties under applicable law. However, any such action could give rise to a payment of $3.5 million to the other party and trigger the other party's rights under its Option Agreement. See "Terms of the Merger--No Solicitation."

 Market Price Data

  Desktop Common Stock has been traded on the Nasdaq National Market ("Nasdaq") under the symbol "DTOP" since Desktop's initial public offering in August 1995. On October 31, 1997, the last trading day before the execution of the Agreement, the closing price of Desktop Common Stock as reported on Nasdaq was $10.34 per share. On January 9, 1998, the closing price of Desktop Common Stock as reported on Nasdaq was $8.688. There can be no assurance as to the actual price of Desktop Common Stock prior to, at or at any time following the Effective Time of the Merger, or in the event the Merger is not consummated.

  Individual Common Stock has been traded on the Nasdaq National Market under the symbol "INDV" since Individual's initial public offering in March 1996. On October 31, 1997, the last trading day before the execution of the Agreement, the closing price of Individual Common Stock as reported on Nasdaq was $5.125 per share. Following the Merger, Individual Common Stock will no longer be traded on Nasdaq. On January 9, 1998, the closing price of Individual Common Stock as reported on Nasdaq was $4.063. There can be no assurance as to the actual price of Individual Common Stock prior to, or at the Effective Time of the Merger, or in the event the Merger is not consummated. See "Risk Factors," "Desktop--Desktop Stock Information," and "Individual--Individual Stock Information."

 Termination; Break-up Fees; Expenses

  The Agreement may be terminated under certain circumstances, including, without limitation, by mutual written consent of Desktop and Individual by their respective Board of Directors; by either Desktop or Individual if the other party commits certain breaches of any covenant or agreement contained in the Agreement and such breach is not cured within five days; if consummation of the Merger is restricted by an order or other action of a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission; if the Merger is not consummated on or before April 30, 1998 (except that the Agreement cannot be terminated pursuant to this provision by a party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date where such action or failure to act constitutes a breach of the Agreement); if the Commission determines that Desktop may not account for the Merger as a pooling of interests; if any representation or warranty on the part of the other party set forth in the Agreement proves to have been untrue on the date of the Agreement and such failure to be true is reasonably likely to have a material adverse effect with respect to the other party; or if a material adverse effect with respect to the other party has occurred since the date of the Agreement.

  Each of Desktop and Individual has agreed that (i) if it accepts a Superior Proposal or if the Board of Directors of such company recommends a Superior Proposal to the stockholders of such company, (ii) if the stockholders of such company fail to approve the Merger and such party subsequently enters into an Alternative Transaction (as such term is defined below), (iii) if the Board of Directors of such company shall have withdrawn or modified, in a manner adverse to the other party, its recommendation in favor of the Merger, (iv) if such company breaches any covenant or agreement set forth in the Agreement, and such breach is not cured within five days, (v) if any representation or warranty of the other party proves untrue on the date made and such failure to be true is reasonably likely to have a material adverse effect on such party, or (vi) if such company delivers non-public information of such company to a third party in connection with an Acquisition Proposal, then, subject to certain conditions, such company will immediately pay to the other party the sum of $3.5 million. As used in this Prospectus/Joint Proxy Statement, "Alternative Transaction" means (x) a transaction pursuant to which any person (or group of persons) other than Desktop or its affiliates or Individual or its affiliates, as the case may be (a "Third Party"), acquires more than 50% of the outstanding shares, whether from Individual or Desktop, as the case may be, pursuant to a tender offer or exchange offer or otherwise, (y) a merger or other business combination involving Individual or Desktop, as the case may be, pursuant to which any Third Party acquires more than 50% of the outstanding equity securities of Individual or Desktop, as the case may be, or the entity surviving such merger or business combination or (z) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of Individual or Desktop, as the case may be, or of the entity surviving any merger or business combination including any of them) of Individual or Desktop, as the case may be, and its subsidiaries having a fair market value equal to more than 50% of the fair market value of all the assets of Individual or Desktop, as the case may be, and its subsidiaries taken as a whole, immediately prior to such transaction. See "Terms of the Merger--Break Up Fees; Expenses" and "-- Termination of the Agreement."

 Option Agreements

  As an inducement to Individual to enter into the Agreement, Desktop entered into a Stock Option Agreement with Individual dated November 2, 1997 (the "Desktop Option Agreement") pursuant to which Desktop granted Individual the right (the "Desktop Option"), under certain conditions, to purchase up to 1,726,398 shares of Desktop Common Stock by exchanging therefor shares of Individual Common Stock at the rate of two shares of Individual Common Stock for each share of Desktop Common Stock and/or, at Individual's election, by paying cash of $10.34 per share (the "Desktop Exercise Price"). Subject to certain conditions, the Desktop Option may be exercised in whole or in part by Individual (i) upon the commencement of a tender or exchange offer for 25% or more of any class of Desktop's capital stock, (ii) in the event the Board of Directors of Desktop shall have withheld, withdrawn or modified, in a manner adverse to Individual, its recommendation in favor of the Merger, (iii) in the event Desktop shall have accepted a Superior Proposal or if the Board of Directors of Desktop recommends a Superior Proposal to the stockholders of Desktop, (iv) in the event the stockholders of Desktop fail to approve the Merger or the issuance of shares of Desktop Common Stock by virtue of the Merger and Desktop subsequently enters into an Alternative Transaction within six months of termination of the Agreement, (v) in the event that any representation or warranty on the part of Desktop set forth in the Agreement proves to be untrue on the date made and such failure to be true is reasonably likely to have a material adverse effect, or (vi) the delivery of non-public information by Desktop to a third party in connection with an Acquisition Proposal.

  As an inducement to Desktop to enter into the Agreement, Individual entered into a Stock Option Agreement with Desktop dated November 2, 1997 (the "Individual Option Agreement" and together with the Desktop Option Agreement, the "Option Agreement") pursuant to which Individual granted Desktop the right (the "Individual Option"), under certain circumstances, to purchase up to 3,249,779 shares of Individual Common Stock by exchanging therefore shares of Desktop Common Stock at the rate of one-half ( 1/2) of one share of Desktop Common Stock for each share of Individual Common Stock and/or, at Desktop's election, by paying cash of $5.17 per share (the "Individual Exercise Price"). Subject to certain conditions, the Individual Option may be exercised in whole or in part by Desktop (i) upon the commencement of a tender or exchange offer for 25% or more of any class of Individual's capital stock, (ii) in the event the Board of Directors of Individual shall have withheld, withdrawn or modified, in a manner adverse to Desktop, its recommendation in favor of the Merger, (iii) in the event Individual shall have accepted a Superior Proposal or if the Board of Directors of Individual recommends a Superior Proposal to the stockholders of Individual, (iv) in the event the stockholders of Individual fail to approve the Merger and Individual subsequently enters into an Alternative Transaction within six months of termination of the Agreement, (v) in the event that any representation or warranty on the part of Individual set forth in the Agreement proves to be untrue on the date made and such failure to be true is reasonably likely to have a material adverse effect, or (vi) the delivery by Individual of non-public information to a third party in connection with an Acquisition Proposal. See "Terms of the Merger--Stock Option Agreements."

 Conditions to the Merger

  Consummation of the Merger is subject to the satisfaction of various conditions, including approvals by the requisite vote of the stockholders of Desktop and Individual and the receipt of confirmation by Desktop and Individual of the conclusions contained in certain letters from their respective independent accountants regarding the ability of the Combined Company to account for the Merger as a pooling of interests.

  Consummation of the Merger is also subject to the satisfaction of the following conditions: the Registration Statement filed with the SEC relating to the issuance of shares of Desktop Common Stock in connection with the Merger shall be effective and such shares shall be authorized for listing on Nasdaq; no injunction, court order, or other legal restraint preventing consummation of the Merger shall be in effect; and Desktop and Individual shall have received opinions from their respective legal counsel to the effect that the Merger will qualify as a "reorganization" within the meaning of the Code. In addition, the obligations of Individual to consummate the Merger are subject to the following conditions, unless waived by Individual: the representations and warranties of Desktop contained in the Agreement shall be accurate except where any breach or breaches did not have or would not reasonably be expected to have a material adverse effect on Desktop; Desktop shall have performed in all material respects the covenants required by the Agreement; Desktop shall have received all material consents, waivers or approvals for the authorization of the Agreement; no material adverse effect with respect to Desktop shall have occurred; Desktop shall have received a consent required as a result of the Merger under a third party agreement; there shall exist no proceedings, orders or decrees seeking to prohibit or limit Individual from exercising its rights to its ownership in the Combined Company or seeking to compel Individual to dispose of or hold separate any material portion of its business or assets as a result of the Merger; Individual shall have received an Affiliate Agreement from each Desktop affiliate; and Individual shall have received a legal opinion from counsel to Desktop. In addition, the obligations of Desktop to consummate the Merger are subject to the following conditions, unless waived by Desktop; the representations and warranties of Individual contained in the Agreement shall be accurate except where any breach or breaches did not have or would not reasonably be expected to have a material adverse effect on Individual; Individual shall have performed in all material respects the covenants required by the Agreement; Individual shall have received all material consents, waivers or approvals for the authorization of the Agreement; no material adverse effect with respect to Individual shall have occurred; Individual shall have received the consents required as a result of the Merger under certain third party agreements; there shall exist no proceedings, orders or decrees seeking to prohibit or limit Desktop from exercising its rights to its ownership in the Combined Company or seeking to compel Desktop to dispose of or hold separate any material portion of its business or assets as a result of the Merger; Desktop shall have received an Affiliate Agreement from each Individual affiliate; and Desktop shall have received a legal opinion from counsel to Individual. See "Terms of the Merger--Conditions to the Merger."

 Participation Agreements

  Each of the executive officers of Desktop and the members of the Desktop Board and their affiliates (including Donald L. McLagan, trusts for the benefit of Mr. McLagan's children, Edward R. Siegfried, Clifford M. Pollan, Daniel F.X. O'Reilly, John L. Moss, A. Baron Cass, III, June Rokoff, Rory J. Cowan, Ellen Carnahan and William Blair Venture Partners III) who own an aggregate of 2,901,116 shares of Desktop Common Stock as of January 9, 1998 representing approximately 33.38% of the votes entitled to be cast by holders of shares of Desktop Common stock issued and outstanding as of January 9, 1998 has entered into a Participation Agreement with Individual (the "Desktop Participation Agreement"). Pursuant to the Desktop Participation Agreement, which is irrevocable, each of the foregoing Desktop stockholders has agreed to vote in favor of the Merger and against approval of any proposal made in opposition or competition with consummation of the Merger.

  Each of the members of the Individual Board and their affiliates and certain of the executive officers of Individual (including Michael E. Kolowich, Robert
L. Lentz, Joseph A. Amram, James D. Daniell, William A. Devereaux, Jeffery S. Galt, Elon Kohlberg, Marino R. Polestra, Gregory S. Stanger, funds managed by Burr, Egan, Deleage & Co., The Dialog Corporation and Microsoft Corporation) who own an aggregate of 3,869,592 shares of Individual Common Stock as of January 9, 1998 representing approximately 23.6% of the votes entitled to be cast by holders of shares of Individual Common Stock issued and outstanding as of the Individual Record Date has entered into a Participation Agreement with Desktop (the "Individual Participation Agreement"). Pursuant to the Individual Participation Agreement which is irrevocable, each of the foregoing Individual stockholders has agreed to vote in favor of the Merger and against approval of any proposal made in opposition or competition with consummation of the Merger. See "Terms of the Merger--Participation Agreements."

 Affiliate Agreements

  Each of the executive officers of Desktop and each of the members of the Desktop Board of Directors, and their affiliates, has entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Desktop Common Stock held by them to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. Each of the members of the Board of Directors of Individual and certain officers of Individual and their affiliates have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Individual Common Stock held by them prior to the Merger and the shares of Desktop Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities and tax laws and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. See "Terms of the Merger--Conditions to the Merger" and "--Affiliate Agreements."

 Interests of Certain Persons in the Merger

  In considering the recommendation of the Individual Board with respect to the Agreement, holders of Individual Common Stock should be aware that members of the Individual Board and the executive officers of Individual have certain interests in the Merger that are in addition to the interests of holders of Individual Common Stock generally. These include, among other things, provisions in the Agreement relating to indemnification, the continuation of certain employment agreements applicable to certain management personnel, the acceleration of vesting of options issued to certain employees and members of the Individual Board and the continuation of three of the current members of the Individual Board as members of the Board of Directors of the Combined Company. See "Terms of the Merger--Interests of Certain Persons."

 Appraisal Rights

  Holders of Desktop Common Stock and Individual Common Stock are not entitled to appraisal rights under the Delaware General Corporation Law in connection with the Merger.

 Anti-takeover Provisions of Delaware Law and the Combined Company's Charter Documents

  Upon consummation of the Merger, the stockholders of Individual will become stockholders of the Combined Company, a corporation organized under the laws of Delaware. Certain provisions of Delaware law applicable to the Combined Company may have the effect of delaying, deterring, or preventing changes in control or management of the Combined Company. The Certificate of the Combined Company will contain certain additional provisions which may further this effect. The Combined Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts the corporation from entering into certain "business combinations" with an "interested person" for a period of three years. An interested person is generally defined to mean a person or entity that has acquired in excess of 15% of the Combined Company's voting stock. In addition, the Certificate of the Combined Company provides for a classified Board of Directors and the authority of the Combined Company's Board of Directors to issue up to 1,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. The foregoing could discourage an unsolicited attempt to take over the Combined Company. See "Description of Capital Stock."

       SELECTED HISTORICAL AND SELECTED PRO FORMA COMBINED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following selected historical financial information of Desktop and Individual has been derived from their respective historical financial statements, and should be read in conjunction with such consolidated financial statements and the notes thereto, included elsewhere in this Prospectus/Joint Proxy Statement. The selected pro forma financial information is derived from the unaudited pro forma combined condensed financial statements, which give effect to the Merger as a pooling of interests and should be read in conjunction with such unaudited pro forma statements and the notes thereto included in this Prospectus/Joint Proxy Statement. For purposes of the pro forma operating data, Desktop's consolidated financial statements for the three fiscal years ended December 31, 1994, 1995, and 1996, and for the nine months ended September 30, 1996 and 1997 have been combined with the Individual financial statements for the three fiscal years ended December 31, 1994, 1995, and 1996, and for the nine months ended September 30, 1996 and 1997. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

               DESKTOP SELECTED HISTORICAL FINANCIAL INFORMATION

                                                                    NINE MONTHS
                                                                       ENDED
                                YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                         ---------------------------------------- ---------------
                          1992    1993    1994     1995    1996    1996    1997
                         ------  ------  -------  ------- ------- ------- -------
                                                                    (UNAUDITED)
HISTORICAL CONDENSED
 CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................ $4,207  $7,660  $14,358  $23,186 $33,779 $24,102 $31,313
Income (loss) from
 operations............. (1,425) (1,296)    (384)   1,423   3,303   2,079   1,511
Income (loss) before
 provision for income
 taxes.................. (1,434) (1,262)    (287)   2,320   5,199   3,449   3,151
Net income (loss)....... (1,434) (1,262)    (287)   2,137   4,585   3,065   2,044
Net income (loss) per
 common and common
 equivalent share(1)....    --      --     (0.06)    0.43    0.52    0.35    0.23
Common and common
 equivalent shares used
 in per share
 computations...........    --      --     6,670    7,519   8,778   8,811   8,750

                                   AS OF DECEMBER 31,                  AS OF
                         ----------------------------------------- SEPTEMBER 30,
                          1992    1993     1994     1995    1996       1997
                         ------  -------  -------  ------- ------- -------------
                                                                    (UNAUDITED)
HISTORICAL CONSOLIDATED
 BALANCE SHEET DATA:
Working capital
 (deficit).............. $ (506) $(1,967) $(4,664) $22,578 $17,502    $26,453
Total assets............  3,706    4,875    8,220   38,879  48,327     55,545
Redeemable preferred
 stock..................  3,845    4,195    4,545      --      --         --
Total stockholders'
 equity (deficit)....... (3,841)  (5,464)  (6,077)  24,605  29,985     32,173

--------
(1) Net income (loss) per common and common equivalent share includes the net effect of the discount on redemption of preferred stock and accretion of dividends on Preferred Stock of $0, $0, $(135), $1,131, $0, $0, and $0 for the years ended December 31, 1992, 1993, 1994, 1995, 1996, and the nine months ended September 30, 1996 and 1997, respectively. See "Audited Consolidated Financial Statements of Desktop" included elsewhere in this Prospectus/Joint Proxy Statement.

            INDIVIDUAL SELECTED HISTORICAL FINANCIAL INFORMATION(1)

                                                                     NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -----------------------------------------  ------------------
                           1992    1993    1994     1995     1996      1996      1997
                          ------  ------  -------  -------  -------  --------  --------
                                                                        (UNAUDITED)
HISTORICAL CONDENSED
 CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................  $2,183  $4,589  $10,111  $18,936  $28,059  $ 19,771  $ 26,430
Net loss................  (1,715) (3,010)  (4,234)  (6,374) (50,900)  (44,713)  (13,783)
Supplemental net loss
 per share(2)...........                             (0.60)   (3.65)    (3.34)    (0.86)
Shares used in per share
 computation............  10,702  10,704   10,707   10,719   13,942    13,375    16,011

                                  AS OF DECEMBER 31,                   AS OF
                         ----------------------------------------- SEPTEMBER 30,
                          1992    1993    1994     1995     1996       1997
                         ------  ------  -------  -------  ------- -------------
                                                                      (UNAUDITED)
HISTORICAL CONDENSED
 CONSOLIDATED BALANCE
 SHEET DATA:
Working capital
 (deficit).............. $2,624  $2,458  $(2,648)  $9,655  $16,885    $3,256
Total assets............  5,032   7,331    7,571   27,778   48,400    32,798
Redeemable preferred
 stock..................  9,272  10,759   12,246   23,999      --        --
Total stockholders'
 equity (deficit)....... (6,301) (8,073) (13,793) (21,793)  20,631     8,231

          SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                  YEAR ENDED DECEMBER 31,    NINE MONTHS ENDED
                                  -------------------------    SEPTEMBER 30,
                                   1994     1995     1996          1997
                                  -------  -------  -------  -----------------
UNAUDITED PRO FORMA COMBINED
 CONDENSED STATEMENT OF
 OPERATIONS DATA:
Revenues......................... $24,469  $42,122  $61,838       $57,743
Loss from operations.............  (4,504)  (4,707) (47,374)      (13,027)
Loss before provision for income
 taxes...........................  (4,517)  (4,031) (45,606)      (10,632)
Net loss.........................  (4,521)  (4,237) (46,315)      (11,739)
Net loss per share(3)............   (0.39)   (0.25)   (2.98)        (0.70)
Shares used in per share
 computation.....................  12,024   12,669   15,543        16,653

                                                                       AS OF
                                                                   SEPTEMBER 30,
                                                                       1997
                                                                   -------------
UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
Working capital(4)................................................    $25,709
Total assets......................................................     88,343
Total stockholders' equity(4).....................................     36,404

--------
(1) Individual's Selected Historical Financial Information gives retroactive effect to the acquisition of ClariNet Communications Corp. by Individual in June 1997, which was accounted for as a pooling of interests.
(2) See Note 3 to "Audited Consolidated Financial Statements of Individual" included elsewhere in this Prospectus/Joint Proxy Statement.
(3) Pro forma combined net loss per share includes the net effect of the discount on redemption of preferred stock and accretion of dividends on preferred stock of $(135), $1,131, $0 and $0 for the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1997, respectively. See "Audited Consolidated Financial Statements of Desktop" included elsewhere in this Prospectus/Joint Proxy Statement.
(4) Desktop and Individual estimate they will, together, incur aggregate direct transaction costs of approximately $4 million associated with the Merger, which will be charged to operations of the Combined Company upon consummation of the Merger. In addition, it is expected that after the Merger, the Combined Company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. Pro forma combined working capital and stockholders' equity gives effect to the estimated direct transaction costs as if such costs had been incurred as of the respective balance sheet date, but does not include the additional significant charge relating to integrating the two companies. These costs and charges are not included in the pro forma combined net loss per share data. See "Unaudited Pro Forma Combined Condensed Financial Information" and accompanying notes thereto.

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical per share data of Desktop and Individual (see Note 5) and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling of interests basis of accounting assuming that one-half ( 1/2) of one share of Desktop Common Stock will be issued in exchange for one share of Individual Common Stock in the Merger. This data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined condensed financial information and the separate historical financial statements of Desktop and Individual (see Note 5) and notes thereto, included elsewhere in this Prospectus/Joint Proxy Statement. The pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                                NINE MONTHS
                                                                   ENDED
                                   YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                   --------------------------  --------------
                                     1994     1995     1996     1996    1997
                                   --------  -------  -------  ------  ------
HISTORICAL--DESKTOP:
Net income (loss) per share....... $  (0.06) $  0.43  $  0.52  $ 0.35  $ 0.23
Book value per share(1)...........                       3.48            3.71
HISTORICAL--INDIVIDUAL(5):
Net loss per share................    (0.40)   (0.60)   (3.65)  (3.34)  (0.86)
Book value per share(1)...........                       1.43            0.50
PRO FORMA COMBINED NET LOSS PER
 SHARE(2):
Per Desktop share.................    (0.39)   (0.25)   (2.98)  (2.73)  (0.70)
Equivalent per Individual
 share(3).........................    (0.19)   (0.12)   (1.49)  (1.37)  (0.35)

                                                                 AS OF
                                                      --------------------------
                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
PRO FORMA COMBINED BOOK VALUE PER SHARE(2)(4):
Per Desktop share....................................    $3.20         $2.40
Equivalent per Individual share(3)...................     1.60          1.20

--------
(1) Desktop and Individual historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock and preferred stock, on an as if converted basis, outstanding at the end of each period.
(2) Desktop and Individual estimate they will, together, incur aggregate direct transaction costs of approximately $4 million associated with the Merger, which will be charged to operations of the Combined Company upon consummation of the Merger. In addition, it is expected that after the Merger, the Combined Company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. The pro forma combined book value per share data gives effect to the estimated direct transaction costs as if such costs had been incurred as of the respective balance sheet date, but does not include the additional significant charge relating to integrating the two companies. These costs and charges are not included in the pro forma combined net loss per share data. See "Unaudited Pro Forma Combined Condensed Financial Information" and accompanying notes thereto.
(3) The Individual equivalent pro forma combined per share amounts are calculated by multiplying the Desktop combined pro forma per share amounts by the Exchange Ratio.
(4) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period.
(5) Individual's historical amounts give retroactive effect to the acquisition of ClariNet Communications Corp. by Individual in June 1997, which was accounted for as a pooling of interests.

                                 RISK FACTORS

  The following factors should be considered carefully in evaluating the proposals to be voted on at the Desktop Meeting and the Individual Meeting and the acquisition of the securities offered hereby. This section contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere herein.

UNCERTAINTIES RELATING TO INTEGRATION OF OPERATIONS

  Individual and Desktop have entered into the Agreement with the expectation that the proposed Merger will result in long-term strategic benefits. These anticipated benefits will depend in part on whether the companies' operations can be integrated in an efficient and effective manner. There can be no assurance that this will occur. The combination of the companies will require, among other things, integration of the companies' respective service offerings and coordination of the companies' sales, marketing and research and development efforts. Historically, the sales models used by Desktop and Individual have differed significantly. While Desktop has sold principally to the enterprise market utilizing a direct sales force, Individual has addressed the three tiers of the market with a distribution strategy that utilizes a direct sales force at the enterprise level, telesales to workgroups, and an Internet distribution model that incorporates World Wide Web ("Web") banner advertising, marketing relationships with a number of high traffic Web sites and agreements with Internet Service Providers to capture the individual knowledge worker. There can be no assurance that the Combined Company will be able to take full advantage of the combined sales force's efforts. Desktop and Individual also use a number of distribution channels in certain overseas markets in which their respective products are sold and there can be no assurance that channel conflicts will not develop following the Merger as the Combined Company attempts to integrate these channels.

  The services of Individual and Desktop rely on the timely collection, processing and distribution of news and information to enterprises and individuals around the world. While the companies intend to take precautions to maintain service levels, there can be no assurances that, should operations centers for the two companies be combined, there will be no service interruptions or performance degredation in the Individual or Desktop services. Should significant service disruptions occur, customer retention, revenues, and service and support costs of the Combined Company could be materially adversely affected.

  The success of the integration process will be significantly influenced by the ability of the Combined Company to attract and retain key management, sales, marketing and research and development personnel. There is no assurance that the foregoing will be accomplished smoothly or successfully. The integration of operations following the Merger will require the dedication of management resources, which may distract attention from the day-to-day operations of the Combined Company. The inability of management to successfully integrate the operations of the companies could have a material adverse effect upon the business, operating results and financial condition of the Combined Company.

HISTORY OF OPERATING LOSSES

  Individual was incorporated in January 1989 and introduced its initial service, First!, in March 1990. Since its inception, Individual has incurred substantial costs to develop and enhance its technology, to create, introduce, and enhance its service offerings, to establish marketing and distribution relationships, to recruit and train a sales and marketing group, to acquire customers for its subscription services, and to build an administrative organization. As a consequence, Individual has incurred operating losses in each of its fiscal quarters and in each year since inception, including net losses of approximately $50.9 million and $13.8 million during the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. As of September 30, 1997, Individual had an accumulated deficit of approximately $83.7 million. The time required to reach profitability is highly uncertain and there can be no assurance that Individual will be able to achieve profitability on a sustained basis, if at all. The failure of the Individual business to achieve profitability could have a material adverse effect on the Combined Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NO EFFECT ON EXCHANGE RATIO OF PRICE OF DESKTOP COMMON STOCK

  Under the terms of the Agreement, the shares of Individual Common Stock issued and outstanding at the Effective Time will be converted into the right to receive shares of Desktop Common Stock. The Agreement does not contain any provisions for adjustment of the Exchange Ratio based on fluctuations in the price of Desktop Common Stock. Accordingly, the value of the consideration to be received by stockholders of Individual upon the Merger will depend on the market price of the Desktop Common Stock at the Effective Time.

COSTS AND EXPENSES OF INTEGRATION

  Desktop and Individual estimate they will, together, incur aggregate direct transaction costs of approximately $4 million associated with the Merger, substantially all of which will be charged to operations of the Combined Company upon consummation of the Merger. The Combined Company expects to incur an additional significant charge to operations, which is not currently reasonably estimable, in the quarter ended March 31, 1998, the quarter in which the Merger is expected to be consummated, to reflect costs associated with integrating the two companies. There can be no assurance that the Combined Company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Merger.

EFFECTS OF MERGER ON CUSTOMERS

  There can be no assurance that the present and potential customers of Individual and Desktop will continue their current buying patterns without regard to the proposed Merger. Any significant delay or reduction in orders could have an adverse effect on the near-term business and results of operations of the Combined Company. In addition, uncertainties regarding product overlap of the companies' respective services and the resolution of that overlap may cause customers to delay purchasing decisions regarding these products.

FLUCTUATIONS IN QUARTERLY RESULTS

  The Combined Company's quarterly operating results may in the future fluctuate significantly depending on factors such as demand for its services, changes in service mix, the size and timing of new and renewal subscriptions from corporate customers, advertising revenue levels, the effects of new service announcements by the Combined Company and its competitors, the ability of the Combined Company to develop, market and introduce new and enhanced versions of its services on a timely basis and the level of product and price competition. A substantial portion of the Combined Company's cost of revenue, which consists principally of fees payable to information providers, telecommunications costs and personnel expenses, is relatively fixed in nature. The operating expense levels of Individual and Desktop are based, in significant part, on their expectations of future revenue. If quarterly revenues are below management's expectations, results of operations would be adversely affected because a relatively small amount of the Combined Company's costs and expenses will vary with its revenues.

FUTURE OPERATING RESULTS UNCERTAIN

  The Combined Company's ability to increase its revenues will depend upon its ability to expand its sales force, to increase sales to new customers as well as increase penetration into existing customers, and to integrate Desktop's and Individual's product offerings under a single brand. As a result, Desktop and Individual believe that period-to-period comparisons of Desktop's, Individual's or the Combined Company's results of operations are not and will not necessarily be meaningful and should not be relied upon as an indication of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the Combined Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Combined Company's Common Stock would likely be materially adversely affected. Although each of Desktop and Individual have experienced growth in revenues in recent years, there can be no assurance that, in the future, the Combined Company will sustain revenue growth or be profitable on a quarterly or annual basis.

DEPENDENCE ON CONTINUED GROWTH IN USE OF THE INTERNET

  Although Individual distributes its products and services across multiple delivery platforms, including facsimile, electronic mail, and private networks based on Lotus Notes and other groupware products, sales of certain of Individual's products and services, such as NewsPage and ClariNews, will depend upon the adoption of the Internet as a widely used medium for commerce and communication. Rapid growth in the use of and interest in the Internet is a recent phenomenon. There can be no assurance that communication or commerce over the Internet will become widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. The Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Web and Individual's online services. If the necessary infrastructure or complementary services necessary to make the Internet a viable commercial marketplace are not developed, or if the Internet does not become a viable commercial marketplace, the Combined Company's business, results of operations, and financial condition could be materially adversely affected.

RELIANCE ON ADVERTISING REVENUES AND UNCERTAINTY OF WEB AS ADVERTISING MEDIUM

  The Internet is an unproven medium for paid advertising sponsorship of Web-based services such as Individual's NewsPage and ClariNews services. Subscriptions to Individual's Web-based services are partially subsidized by revenues from the sale of advertisements on the Web pages of such services. Most of Individual's advertising customers have only limited experience with the Web as an advertising medium, have not devoted a significant portion of their advertising expenditures to Web-based advertising and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. Individual's ability to generate significant advertising revenues to subsidize subscriptions to its Web-based services will depend upon, among other things, advertisers' acceptance of the Web as an effective and sustainable advertising medium, the development of a large base of users of Individual's services possessing demographic characteristics attractive to advertisers, and the ability of Individual to develop and update effective advertising delivery and measurement systems. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to support Web-based advertising as a significant advertising medium. In addition, there is intense competition in the sale of advertising on the Internet, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, which makes it difficult to project future levels of Internet advertising revenues that will be realized generally or by any specific company. Competition among current and future Web sites, as well as competition with other traditional media for advertising placements, could result in significant price competition and reductions in advertising revenues. As a result of these factors, there can be no assurance that Individual will sustain or increase current advertising sales levels. Failure to so could have a material adverse effect on the Combined Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

  Competition for qualified sales, technical and other qualified personnel is intense, and there can be no assurance that the Combined Company will be able to attract, assimilate or retain additional highly qualified employees in the future. If the Combined Company is unable to hire and retain such personnel, its business, operating results and financial condition would be materially adversely affected. Success of the integration process following the Merger and future financial success also depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of a significant number of these key employees could have a material adverse effect on its business, operating results and financial condition. Additions of new, and departures of existing, personnel, particularly in key positions, can be disruptive and can result in departures of existing personnel, which could have a material adverse effect upon the Combined Company's business, results of operations and financial condition.

COMPETITION

  The business information services industry is intensely competitive and is characterized by rapid technological change and the entry into the field of extremely large and well-capitalized companies as well as smaller competitors. The Combined Company will compete or may compete directly or indirectly with the following categories of companies: (i) large, well-established news and information providers such as The Dialog Corporation, Dow Jones, Knight-Ridder, Lexis/Nexis, Pearson, Reuters and Thomson; (ii) market data services companies such as ADP, Bloomberg and Telerate; (iii) traditional print media companies that are increasingly searching for opportunities for on-line provision of news, including through the establishment of World Wide Web sites on the Internet; (iv) large providers of LAN-based and Internet-based software systems such as IBM/Lotus, Netscape and Microsoft, which could, in the future, ally with competing news and information providers; and (v) single-user, advertising-subsidized Web-based services and Internet access providers. Many of these companies and market participants not named above have substantially greater financial, technical and marketing resources than the Company. Increased competition, on the basis of price or otherwise, may require price reductions or increased spending on marketing or software development, which could have a material adverse effect on the Combined Company's business, results of operations and financial condition.

RISKS RELATING TO ACQUISITIONS

  Individual has recently completed the acquisition of ClariNet Communications Corp., and the Combined Company may acquire other companies, products or technologies in the future. There can be no assurance that these acquisitions can be effectively integrated, that such acquisitions will not result in costs or liabilities that could materially and adversely affect the Combined Company's business, operating results and financial condition, or that the Combined Company will obtain the anticipated or desired benefits of such transactions.

  Management may from time to time consider acquisitions of assets or businesses that it believes may enable the Combined Company to obtain complementary skills and capabilities, offer new products, expand its customer base or obtain other competitive advantages. Such acquisitions involve potential risks, including difficulties in assimilating the acquired company's operations, technology, products and personnel, completing and integrating acquired in-process technology, diverting management's resources, uncertainties associated with operating in new markets and working with new employees and customers, and the potential loss of the acquired company's key employees.

DEPENDENCE ON COOPERATIVE MARKETING ARRANGEMENTS

  Desktop and Individual have entered into certain cooperative marketing agreements and informal arrangements with software vendors, Web site sponsors and operators of on-line services, including Microsoft, Netscape and NETCOM. These companies presently market services that compete directly with those of Desktop and Individual. If the Combined Company's marketing activities with such companies were terminated, reduced, curtailed, or otherwise modified, the Combined Company may not be able to replace or supplement such efforts alone or with others. If these companies were to develop and market their own business information services or those of the Combined Company's competitors, the Company's business, results of operations and financial condition may be materially and adversely affected.

LITIGATION RISKS

  A class action shareholder suit has been filed against Individual, certain of its directors and officers and the underwriters of its initial public offering claiming that the defendants made misstatements, or failed to make statements, to the investing public in Individual's Prospectus and Registration Statement relating to its initial public offering, as well as in subsequent public disclosures, relating to the alleged existence of disputes between Joseph A. Amram, Individual's former Chief Executive Officer, and Individual. Individual believes that the allegations contained in the complaint are without merit and intends to defend vigorously against the claims, and based upon information currently available, believes that the action will not have a material impact on the Company. However, there can be no assurance that this litigation will ultimately be resolved on terms that are favorable to Individual and that the resolution of this litigation will not have a material adverse effect on the Combined Company.

DEPENDENCE ON NEWS PROVIDERS

  A significant percentage of the Combined Company's customers subscribe to services provided by one or more of Press Association Inc., a subsidiary of The Associated Press, Dow Jones, The Financial Times, Reuters and Thomson. Both Desktop's and Individual's agreements with news providers are generally for terms of one to three years, with automatic renewal unless notice of termination is provided before the end of the term by either party. These agreements may also be terminated by the provider if Desktop or Individual fails to fulfill its obligations under the agreement and, under some of the agreements, upon the occurrence of a change in control of Desktop or Individual, as the case may be. Many of these news and information providers compete with one another and, to some extent, with Desktop and Individual. Termination of one or more significant news provider agreements would decrease the news and information which the Combined Company can offer its customers and could have a material adverse effect on the Combined Company's business and results of operations.

  Also, an increase in the fees required to be paid by the Combined Company to its information providers would have an adverse effect on the Company's gross margins and results of operations. Because both Desktop and Individual license the informational content included in its services from third parties, the Combined Company's exposure to copyright infringement actions may increase. Although both Desktop and Individual generally obtain representations as to the origins and ownership of such licensed content and generally obtain indemnification for any breach thereof, there can be no assurance that such representations will be accurate or that indemnification will adequately compensate the Combined Company for any breach.

DEPENDENCE ON NEWS TRANSMISSION SOURCES

  Desktop's news and information is transmitted using one or more of three methods: leased telephone lines, satellites or FM radio transmission. None of these methods of news transmission is within the control of Desktop, and the loss or significant disruption of any of them could have a material adverse effect on the Combined Company's business. Many newswire providers have established their own broadcast communications networks using one or more of these three vehicles. In these cases, Desktop's role is to arrange communications between the news provider and the NewsEDGE customer's server. For sources which do not have their own broadcast communications capability, news and information is delivered to the Desktop news consolidation facility, where it is reformatted for broadcast to NewsEDGE servers and retransmitted to customers through an arrangement between Desktop and WavePhore ("WavePhore"), a common carrier communications vendor. WavePhore presently markets services that compete directly with those of Desktop and Individual. WavePhore is also the communications provider for many newswires offered by Desktop through NewsEDGE. Desktop's agreement with WavePhore expires on December 31, 1998. This agreement can be terminated earlier in the event of a material breach by Desktop of the agreement. If the agreement with WavePhore were terminated on short notice, or if WavePhore were to encounter technical or financial difficulties adversely affecting its ability to continue to perform under the agreement or otherwise, the Combined Company's business would be materially and adversely affected. Desktop believes that if WavePhore were unable to fulfill its obligations, other sources of retransmission would be available to the Combined Company, although the transition from WavePhore to those sources could result in delays or interruptions of service that could have a material adverse affect on the Combined Company's business, results of operations and financial condition.

RISK OF SYSTEM FAILURE OR INADEQUACY

  The Combined Company's operations are dependent on its ability to maintain its computer and telecommunications systems in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. Although the Combined Company will have limited back-up capability, this measure does not eliminate the significant risk to the Combined Company's operations from a natural disaster or system failure at its principal site. In addition, any failure or delay in the timely transmission or receipt of feeds and computer downloads from its information providers, whether on account of system failure of the information providers, the public network or otherwise, could disrupt the Combined Company's operations.

RISKS RELATING TO YEAR 2000 ISSUES

  Because the Combined Company's Software and Services are not date sensitive or date dependent, the Combined Company believes that its software and services are substantially year 2000 compliant and currently does not anticipate material expenditures to remedy any year 2000 problems. However, many computer systems were not designed to handle any dates beyond the year 1999, and therefore, many companies will be required to modify their computer hardware and software prior to the year 2000 in order to remain functional. Many enterprises, including the Combined Company's present and potential customers, will be devoting a substantial portion of their information systems spending to resolving this upcoming year 2000 problem, which may result in spending being diverted from network applications, such as the Combined Company's products, over the next two years. Additionally, the Combined Company utilizes third party computer and telecommunications equipment to distribute its products as well as to operate other aspects of its business, and there can be no assurances that such equipment is year 2000 compliant. Although the Combined Company intends to take measures to address the impact, if any, of year 2000 issues, failure of any critical equipment to operate properly in the year 2000 may have a material adverse effect upon the Combined Company's business, results of operations and financial condition or require the Combined Company to incur unanticipated material expenses to remedy any problem.

RAPID TECHNOLOGICAL CHANGE

  The business information services, software and communications industries are subject to rapid technological change, which may render existing products and services obsolete or require significant unanticipated investments in research and development. The Combined Company's future success will depend, in part, upon its ability to enhance its service offerings and keep pace with technological developments. The Combined Company's future success will depend on its ability to enhance its existing services, to develop new products and services that address the needs of its customers and to respond to technological advances and emerging industry standards and practices, each on a timely basis. Services as complex as those offered by Desktop and Individual entail significant technical risks, often encounter development delays and may result in service failures when first introduced or as new versions are released. Any such delays in development or failures that occur after commercial introduction of new or enhanced services may result in loss of or delay in market acceptance, which could have a material adverse effect upon the Combined Company's business, results of operations and financial condition.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

  Both Desktop and Individual are heavily dependent upon proprietary technology. In addition, each company relies on a combination of trade secret, copyright and trademark laws and non-disclosure agreements to protect its proprietary rights in its software and technology. There can be no assurance that such measures are or will be adequate to protect the Combined Company's proprietary technology. In addition, there can be no assurance that the Combined Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Combined Company's technologies or services. Individual has licensed the proprietary SMART filtering software, which is used as the filtering engine for all of its products and services, from Cornell Research Foundation, Inc. ("Cornell University"). Under the terms of the license agreement with Cornell University, Individual has exclusive worldwide rights until February 1999 to design, develop, market, and sell systems and services based on the SMART software for the retrieval and dissemination of data from recent and continually changing data sources. Provided that Individual is not then in default of the license agreement, at the end of the initial term of the agreement Individual will retain a continuing worldwide, non-exclusive, perpetual, royalty-free right to use the SMART software; and in addition, Individual owns, and will continue to own, all enhancements to the SMART software that it has developed. There can be no assurance, however, that Cornell University will not license the SMART software to a third party, including a competitor of the Combined Company, once the Combined Company's exclusive rights have lapsed. In addition, Cornell University may terminate the license agreement if Individual has materially breached the agreement and such breach remains uncured 60 days after written notice of such breach has been given. If the license agreement were to terminate, the Combined Company could be required to develop or acquire a replacement filtering technology, and there can be no assurance that such technology could be developed or acquired, on a timely basis or at all, and on favorable terms to the Combined Company. Consequently, any termination of Individual's license agreement with Cornell University would have a material adverse effect on the Combined Company's business, results of operations and financial condition.

  There has been substantial litigation in the information services industry involving intellectual property rights. Although neither Desktop nor Individual believes that it is infringing the intellectual property rights of others, there can be no assurance that such claims, if asserted, would not have a material adverse effect on the Combined Company's business, results of operations, and financial condition. In addition, inasmuch as the Combined Company licenses the informational content that is included in its services from third parties, its exposure to copyright infringement actions may increase because the Combined Company must rely upon such third parties for information as to the origin and ownership of such licensed content. Although both Desktop and Individual generally obtain representations as to the origins and ownership of such licensed informational content and generally obtain indemnification to cover any breach of any such representations, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations. In the future, litigation may be necessary to enforce and protect trade secrets, copyrights and other intellectual property rights of the Combined Company. The Combined Company may also be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Any such litigation would be costly and divert management's attention, either of which would have a material adverse effect on the Combined Company's business, results of operations, and financial condition. Adverse determinations in such litigation could result in the loss of the Combined Company's proprietary rights, subject the Combined Company to significant liabilities, require the Combined Company to seek licenses from third parties, and prevent the Combined Company from selling its services, any one of which could have a material adverse effect on the Combined Company's business, results of operations, and financial condition.

VOLATILITY OF STOCK PRICES

  The markets for Desktop's and Individual's Common Stock are highly volatile. The trading price of the Combined Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of technological innovations or new products by the Combined Company or its competitors, changes in prices of the Combined Company's or its competitors' products and services, changes in product mix, changes in revenue and revenue growth rates for the Combined Company as a whole or for individual geographic areas, as well as other general market and economic conditions, including those outside the control of the Combined Company. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which the Combined Company does business or relating to Desktop, Individual, or the Combined Company specifically have resulted, and could in the future result, in an immediate and adverse effect on the market price of the Combined Company's Common Stock. Statements by financial or industry analysts regarding the extent of the dilution in Desktop's net income per share resulting from the Merger and the extent to which such analysts expect potential business synergies to offset such dilution can be expected to contribute to volatility in the market price of the Combined Company's Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many high-technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Combined Company's Common Stock.

EFFECT OF ANTITAKEOVER PROVISIONS OF DELAWARE LAW AND THE COMBINED COMPANY'S CHARTER DOCUMENTS

  Upon consummation of the Merger, the stockholders of Individual will become stockholders of the Combined Company, a corporation governed by the laws of Delaware. The Combined Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which has the effect of restricting changes in control of a company. In addition, the Combined Company's charter provides for a staggered Board of Directors and the ability of the Combined Company's Board of Directors to issue up to 1,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. These and other provisions of Delaware law applicable to the Combined Company along with the Combined Company's charter documents may have the effect of delaying, deterring, or preventing changes in control or management of the Combined Company. See "Description of Capital Stock."

                                 INTRODUCTION

  This Prospectus/Joint Proxy Statement is furnished in connection with the solicitation of proxies to be used at the Desktop Meeting and the Individual Meeting. This Prospectus/Joint Proxy Statement is also furnished by Desktop to Individual stockholders in connection with the issuance of shares of Desktop Common Stock in connection with the Merger described herein.

  The information set forth herein concerning Desktop has been furnished by Desktop and the information set forth herein concerning Individual has been furnished by Individual.

                      DESKTOP DATA, INC. SPECIAL MEETING

DATE, TIME AND PLACE OF DESKTOP MEETING

  The Desktop Meeting will be held at Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110, on Tuesday, February 24, 1998 at 10:00 a.m.

PURPOSE

  The purpose of the Desktop Meeting is (i) to approve and adopt the Agreement, the Merger and the issuance of shares of Desktop Common Stock to the stockholders of Individual pursuant to the Agreement, (ii) to approve an amendment to the Certificate to change the corporate name of Desktop to "NewsEDGE Corporation," subject to and upon consummation of the Merger, (iii) to approve an amendment to the Certificate to increase the number of authorized shares of Desktop Common Stock from 15,000,000 shares to 35,000,000 shares, subject to and upon consummation of the Merger, (iv) to approve an amendment to the Desktop 1995 Stock Plan to increase the number of shares reserved for issuance thereunder from 1,625,000 shares to 4,125,000 shares, subject to and upon consummation of the Merger, and (v) to approve amendments to the Desktop Employee Stock Purchase Plan, including the increase in the number of shares of Desktop Common Stock reserved for issuance thereunder from 175,000 shares to 500,000 shares, subject to and upon consummation of the Merger.

RECORD DATE AND OUTSTANDING SHARES

  Only Desktop stockholders of record at the close of business on January 9, 1998 (the "Desktop Record Date") are entitled to notice of and to vote at the Desktop Meeting. As of the Desktop Record Date, there were 115 stockholders of record of Desktop Common Stock. On or about January 28, 1998, a notice meeting the requirements of Delaware law was mailed to all stockholders of record as of the Desktop Record Date.

VOTE REQUIRED

  Under Delaware law, the charter documents of Desktop and Nasdaq rules, approval and adoption of the Agreement and the Merger, the amendment of the Certificate to change the name of Desktop and the amendment of the Certificate to increase the authorized number of shares of Common Stock require the affirmative vote of holders of a majority of the outstanding shares of Desktop Common Stock. All other proposals require the affirmative vote of a majority of the total votes cast regarding such proposals. Each stockholder of record of Desktop Common Stock on the Desktop Record Date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Desktop at the Desktop Meeting.

  The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Desktop Common Stock entitled to vote at the Desktop Meeting shall constitute a quorum. The effect of an abstention is the same as that of a vote against the proposal with regard to proposals (i),
(ii) and (iii) and abstentions shall only be counted toward the number of shares represented at the Desktop Meeting for purpose of establishing a quorum for the conduct of business with regard to all other proposals.

  The executive officers of Desktop and members of the Desktop Board and their affiliates have entered into the Desktop Participation Agreement with Individual, pursuant to which each such holder has agreed to vote (i) in favor of approval of the Agreement and the issuance of shares of Desktop Common Stock to stockholders of Individual pursuant to the Agreement, and (ii) against (among other things) approval of any proposal made in opposition to or competition with consummation of the Merger. In addition, each such holder has agreed pursuant to the Desktop Participation Agreement, to grant to Individual, within five days of Individual's written request, an irrevocable proxy to vote shares as aforesaid. The outstanding shares of Desktop Common Stock subject to the Desktop Participation Agreement represent 33.38% of the votes entitled to be cast by holders of shares of Desktop Common Stock issued and outstanding as of January 9, 1998. See "Terms of the Merger--Participation Agreements."

PROXIES

  Each of the persons named as proxies in the proxy is an officer of Desktop. All shares of Desktop Common Stock that are entitled to vote and are represented at the Desktop Meeting either in person or properly executed proxies received prior to or at the Desktop Meeting and not duly and timely revoked will be voted at the Desktop Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted for the applicable proposal.

  The Desktop Board knows of no other matter to be presented at the Desktop Meeting. If any other matters are properly presented for consideration at the Desktop Meeting (or any adjournments or postponements thereof) including, among other things, consideration of a motion to adjourn or postpone the Desktop Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy and voting thereunder will have the discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Desktop at or before the taking of the vote at the Desktop Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Desktop before the taking of the vote at the Desktop Meeting or (iii) attending the Desktop Meeting and voting in person (although attendance at the Desktop Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Desktop Data, Inc. at 80 Blanchard Road, Burlington, Massachusetts 01803, Attention: Assistant Secretary, or hand-delivered to the Assistant Secretary of Desktop, in each case at or before the taking of the vote at the Desktop Meeting.

SOLICITATION OF PROXIES; EXPENSES

  The cost of the solicitation of Desktop stockholders will be borne by Desktop. In addition, Desktop may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain Desktop directors, officers and regular employees personally or by telephone, telegram, letter or facsimile. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation.

RECOMMENDATIONS OF DESKTOP BOARD OF DIRECTORS

  THE DESKTOP BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS DETERMINED THAT THE MERGER IS FAIR AND IN THE BEST INTERESTS OF DESKTOP AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, THE DESKTOP BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF (I) THE ADOPTION OF THE AGREEMENT, THE MERGER AND THE ISSUANCE OF SHARES OF DESKTOP COMMON STOCK PURSUANT TO THE AGREEMENT, (II) THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE TO CHANGE THE CORPORATE NAME OF DESKTOP TO "NEWSEDGE CORPORATION," SUBJECT TO AND UPON CONSUMMATION OF THE MERGER, (III)

THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF DESKTOP COMMON STOCK FROM 15,000,000 SHARES TO 35,000,000 SHARES, SUBJECT TO AND UPON CONSUMMATION OF THE MERGER, (IV) THE APPROVAL OF THE AMENDMENT TO THE DESKTOP 1995 STOCK PLAN TO INCREASE THE NUMBER OF SHARES OF DESKTOP COMMON STOCK TO BE RESERVED FOR ISSUANCE THEREUNDER FROM 1,625,000 SHARES TO 4,125,000 SHARES, SUBJECT TO AND UPON CONSUMMATION OF THE MERGER, AND (V) THE APPROVAL OF THE AMENDMENTS TO THE DESKTOP 1995 EMPLOYEE STOCK PURCHASE PLAN INCLUDING THE INCREASE IN THE NUMBER OF SHARES OF DESKTOP COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER FROM 175,000 SHARES TO 500,000 SHARES, SUBJECT TO AND UPON CONSUMMATION OF THE MERGER.

                       INDIVIDUAL, INC. SPECIAL MEETING

DATE, TIME AND PLACE OF INDIVIDUAL MEETING

  The Individual Meeting will be held at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110, on Tuesday, February 24, 1998 at 10:00 a.m.

PURPOSE

  The purpose of the Individual Meeting is to approve and adopt the Agreement and the Merger.

RECORD DATE AND OUTSTANDING SHARES

  Only Individual stockholders of record at the close of business on January 9, 1998 (the "Individual Record Date") are entitled to notice of, and to vote at, the Individual Meeting. As of the Individual Record Date, there were 181 stockholders of record of Individual Common Stock. On or about January 28, 1998, a notice meeting the requirements of Delaware law is being mailed to all stockholders of record as of the Individual Record Date.

VOTE REQUIRED

  Under Delaware law, the charter documents of Individual and Nasdaq rules, the affirmative vote of the holders of a majority of the Individual Common Stock outstanding as of the Individual Record Date is required to approve and adopt the Agreement. Each stockholder of record of Individual Common Stock on the Individual Record Date is entitled to cast one vote per share on each matter to be acted upon at the Individual Meeting.

  The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Individual Common Stock entitled to vote at the Individual Meeting shall constitute a quorum. The effect of an abstention is the same as that of a vote "against" the proposal.

  Certain executive officers of Individual, members of the Individual Board and their affiliates have entered into the Individual Participation Agreement with Desktop, pursuant to which, among other things, each such holder has agreed to vote (i) in favor of the approval and adoption of the Agreement and the Merger and (ii) against (among other things) approval of any proposal made in opposition to or in competition with the consummation of the Merger. In addition, each such holder has agreed pursuant to the Individual Participation Agreement to grant to Desktop, within five days of Desktop's written request, an irrevocable proxy to vote shares as aforesaid. The outstanding shares of Individual Common Stock subject to the Individual Participation Agreement represent 23.6% of the votes entitled to be cast by holders of shares of Individual Common Stock as of January 9, 1998. See "Terms of the Merger-- Participation Agreements."

PROXIES

  Each of the persons named as proxies in the Individual proxy is an officer of Individual. All shares of Individual Common Stock that are entitled to vote and are represented at the Individual Meeting either in person or by properly executed proxies received prior to or at the Individual Meeting and not duly and timely revoked will be voted at the Individual Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted for the approval of the Agreement and the Merger.

  The Individual Board knows of no other matter to be presented at the Individual Meeting. If any other matter upon which a vote may properly be taken should be presented at the Individual Meeting (or any adjournments or postponements thereof) including, among other things, consideration of a motion to adjourn or postpone the Individual Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies) the persons named in the enclosed form of proxy and voting thereunder will have the discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Individual at or before the taking of the vote at the Individual Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Individual before the taking of the vote at the Individual Meeting or (iii) attending the Individual Meeting and voting in person (although attendance at the Individual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Individual, Inc. at 8 New England Executive Park West, Burlington, Massachusetts 01803,
Attention: Secretary, or hand-delivered to the Secretary of Individual, in each case at or before the taking of the vote at the Individual Meeting.

SOLICITATION OF PROXIES; EXPENSES

  The cost of solicitation of Individual stockholders will be borne by Individual. In addition, Individual may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain Individual directors, officers and regular employees personally or by telephone, telegram, letter or facsimile. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. Individual has retained Innisfree M&A Incorporated, an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $6,000 plus reimbursement of reasonable expenses.

APPRAISAL RIGHTS

  Holders of Individual Common Stock are not entitled to appraisal rights under the Delaware General Corporation Law in connection with the Merger.

RECOMMENDATION OF INDIVIDUAL BOARD OF DIRECTORS

  THE INDIVIDUAL BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE MERGER AND HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, INDIVIDUAL AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, THE INDIVIDUAL BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE AGREEMENT AND THE MERGER.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

  The following discussion summarizes the proposed Merger and related transactions. The following is not, however, a complete statement of all provisions of the Agreement and related agreements. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Agreement, a conformed copy of which is attached to this Prospectus/Joint Proxy Statement as Annex A. Reference is also made to the Desktop Option Agreement and the Individual Option Agreement attached to this Prospectus/Joint Proxy Statement as Annex B and Annex C, respectively, and to the other Annexes hereto. Statements made in this Prospectus/Joint Proxy Statement with respect to the terms of the Merger and such related transactions are qualified in their respective entireties by reference to the more detailed information set forth in the Agreement and the other Annexes hereto. This section contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere herein.

JOINT REASONS FOR THE MERGER

  The Boards of Directors of Desktop and Individual have determined that the Combined Company would have the potential to realize long-term improved operating and financial results and a stronger competitive position than either company might achieve independently. Desktop and Individual believe that there is a tight strategic fit between the customized news integration businesses and services which each company has separately developed, and that the differences between the companies' historical approaches -- in market segmentation, product features and service design, and industry emphasis -- make the business combination complementary. Desktop and Individual believe that the Merger will provide greater opportunities to develop business relationships, license content and technology, and engage in other strategic combinations or transactions involving their respective products, services, and technologies than would be the case if the companies otherwise independently engaged in these activities. In this way, the Merger could provide the Combined Company with the range of products and services required to play a defining role in the market for customized news integration services for business.

  Each of the Boards of Directors of Desktop and Individual has identified additional potential mutual benefits of the Merger that they believe will contribute to the success of the Combined Company. These potential benefits include principally the following:

  . The combined experience, financial resources, size, and breadth of product offerings of Desktop and Individual will allow the Combined Company to position itself as the leading independent provider of customized, real-time news and information.

  . The combination of Desktop's real-time news filtering services and delivery architecture with Individual's high-precision, editorially-managed news briefing products will allow the Combined Company to offer a more comprehensive and integrated customized news solution to its customers than would otherwise be possible with the products of the separate companies. This could lead to more opportunities to sell premium and add-on services to customers of each company.

  . The combination of the two companies' different but complementary customer acquisition and cultivation strategies may lead the Combined Company to both a larger, better qualified customer base and an increased potential for developing larger readership bases within each of the Combined Company's corporate customers.

  . Combined technological resources may allow the Combined Company to compete more effectively and cost efficiently by providing the Combined Company with the ability to respond more quickly and effectively to technological change with an enhanced ability to develop new products and services and provide greater functionality for existing products in a market place experiencing rapid change.

  . The creation of a larger customer base, a higher market profile, and greater financial strength may enhance the market presence of the Combined Company, present greater opportunities for marketing the products of the Combined Company, and increase the confidence of buyers and prospective buyers of the Combined Company's products.

  . The creation of combined customer sales, service and technical support groups may permit the Combined Company to provide more cost efficient marketing, administration and support coverage to its customers.

  . The scale of the Combined Company's distribution channels can offer significant advantages in relationships with providers of information for the Combined Company's services.

  . The structure of the transaction as a strategic merger combined with the close proximity of the companies' corporate headquarters in Burlington, Massachusetts can provide significant advantages by increasing the opportunities for (i) effectively utilizing the skills and resources of the companies' respective management teams and (ii) matching the respective corporate cultures of the two companies while maintaining some of the most important aspects of each culture.

  Desktop and Individual have each identified additional reasons for the Merger. Each Board of Directors has recognized that the potential benefits of the Merger may not be realized. See "Risk Factors."

DESKTOP'S REASONS FOR THE MERGER

  In addition to the anticipated joint benefits described above, the Desktop Board believes that the following are additional reasons the Merger will be beneficial to Desktop and additional reasons for the stockholders of Desktop to vote FOR the proposals set forth herein:

  . The addition of Individual's products, which are designed for the single user and work groups, to Desktop's news services will help meet an increasingly important customer requirement in the enterprise market that is currently not met by the NewsEDGE service.

  . The Internet distribution model and potential for advertising support may significantly increase the coverage of the enterprise market for Desktop's services.

  . The Desktop stockholders will have the opportunity to participate in the potential for growth of the Combined Company after the Merger.

  In the course of its deliberations during the Desktop Board meetings held on October 14, 1997, October 27, 1997, October 28, 1997 and November 2, 1997, the Desktop Board reviewed with Desktop management a number of additional factors relevant to the Merger, including (i) historical information concerning Individual's and Desktop's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports filed with the SEC concerning results of operations during the most recent fiscal year and fiscal quarter; (ii) Desktop management's view as to the financial condition, results of operations and businesses of Individual and Desktop before and after giving effect to the Merger based on management due diligence and publicly available earnings estimates; (iii) current market conditions and historical market prices, volatility and trading information with respect to Individual and Desktop Common Stock; (iv) the relationship between the market value of Desktop Common Stock to be issued in exchange for each share of Individual Common Stock and a comparison of comparable merger transactions; (v) the belief that the terms of the Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;
(vi) Desktop management's view as to the prospects of Desktop as an independent company; (vii) Desktop management's view as to the potential for other third parties to enter into strategic relationships with or to acquire Individual or Desktop; (viii) detailed financial analysis and pro forma and other information with respect to the companies presented by BT Alex. Brown in Board presentations, including BT Alex. Brown's opinion that the Exchange Ratio was fair from a financial point of view to Desktop (a copy of this opinion is annexed hereto, and Desktop stockholders are urged to review carefully such opinion); (ix) the impact of the Merger on Desktop's customers, business partners and employees; and (x) reports from management, legal and financial advisors as to the results of their due diligence investigation of Individual. The Desktop Board also considered the terms of the proposed Agreement regarding Individual and Desktop's respective rights to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions regarding the termination fees and Option Agreements. In addition, the Desktop Board noted that the Merger is expected to be accounted for as a pooling of interests and that no goodwill is expected to be created on the books of the Combined Company as a result thereof, and that four of the seven initial seats on the Combined Company's Board of Directors will be held by Desktop Board members following the Merger.

  The Desktop Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger might not be consummated and the effect of public announcement of the Merger on (a) Desktop's revenues and operating results; (b) Desktop's ability to attract and retain key management, marketing, and technical personnel; and (c) progress of certain development projects; (iii) the potential dilutive effect of the issuance of Desktop Common Stock in the Merger; (iv) the substantial charges to be incurred, primarily in the quarter ending March 31, 1998, in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger; (v) the risk that despite the efforts of the Combined Company, key technical and management personnel might not remain employed by the Combined Company, and (vi) the risks described under "Risk Factors" herein. The Desktop Board believed that these risks were outweighed by the potential benefits of the Merger.

INDIVIDUAL'S REASONS FOR THE MERGER

  In addition to the anticipated joint benefits described above, the Individual Board believes that the following are additional reasons the Merger will be beneficial to Individual and additional reasons for the stockholders of Individual to vote FOR the proposals set forth herein:

  . The addition of Desktop's real-time news filtering features to Individual's enterprise news products will help meet an increasingly important customer requirement in the enterprise market, without the need to conduct expensive new development activities and invest in costly delivery infrastructure.

  . The added resources of Desktop will provide Individual with the critical size and revenue needed to compete in a rapidly changing and expanding marketplace and provide Individual stockholders with the potential for stock price appreciation.

  . The experienced sales personnel brought by Desktop as well as its better-developed European distribution, will significantly increase the coverage of the large enterprise market for Individual's products and services.

  . The Individual stockholders will have the opportunity to participate in the potential for growth of the Combined Company after the Merger.

  In the course of its deliberations during Individual Board meetings held on October 14, 1997, October 16, 1997, October 23, 1997, October 29, 1997, and
November 2, 1997, and the meeting of the Executive Committee of the Individual Board held on September 19, 1997, the Individual Board reviewed with Individual management a number of additional factors relevant to the Merger, including (i) historical information concerning Individual's and Desktop's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports filed with the SEC concerning results of operations during the most recent fiscal year and fiscal quarter; (ii) Individual management's view as to the financial condition, results of operations and businesses of Individual and Desktop before and after giving effect to the Merger, based on management due diligence and publicly available earnings estimates; (iii) current market conditions and historical market prices, volatility and trading information with respect to Individual and Desktop Common Stock; (iv) the consideration to be received by Individual stockholders in the Merger and the relationship between the market value of Desktop Common Stock to be issued in exchange for Individual Common Stock and a comparison of comparable merger transactions;
(v) the belief that the terms of the Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable; (vi) Individual management's view as to the prospects of Individual as an independent company; (vii) Individual management's view as to the potential for other third parties to enter into strategic relationships with or to acquire Individual or Desktop; (viii) BancAmerica Robertson Stephens' opinion, dated November 2, 1997, that, as of such date, the Exchange Ratio was fair from a financial point of view to the stockholders of Individual (a copy of this opinion is annexed hereto, and Individual stockholders are urged to review carefully such opinion); (ix) the impact of the Merger on Individual's customers and employees; (x) the impact of the Merger on the financial community; (xi) reports from management, and Individual's legal advisors as to the results of their due diligence investigation of Desktop; (xii) the potential long-term appreciation in value to Individual's stockholders and strategic positioning of the Combined Company resulting from the synergies between the two companies; and (xiii) the potential market strength of the Combined Company. In its discussions, the Individual Board considered the recommendations of Individual's management as well as information and analysis provided by Individual's outside management consulting firm and BancAmerica Robertson Stephens. The Individual Board also considered the terms of the proposed Agreement regarding Individual's and Desktop's respective rights to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions regarding the termination fees and Option Agreements. In addition, the Individual Board noted that the Merger is expected to be accounted for as a pooling of interests and that no goodwill is expected to be created on the books of the Combined Company as a result thereof, and that three of the seven initial seats on the Combined Company's Board of Directors will be held by Individual Board members following the Merger.

  The Individual Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger might not be consummated and the effect of public announcement of the Merger on (a) Individual's sales and operating results; (b) Individual's ability to attract and retain key management, marketing, and technical personnel; and (c) progress of certain development projects; (iii) the potential dilutive effect of the issuance of Desktop Common Stock in the Merger; (iv) the substantial charges to be incurred, primarily in the quarter ending March 31, 1998, in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger; (v) the risk that despite the efforts of the Combined Company, key technical and management personnel might not remain employed by the Combined Company; and (vi) the risks described under "Risk Factors" herein. The Individual Board believed that these risks were outweighed by the potential benefits of the Merger.

BACKGROUND OF THE MERGER

  The market for information services became increasingly competitive beginning in 1996. In their efforts to enhance their market positions and grow their businesses in an increasingly competitive environment, each of Desktop and Individual has continually evaluated strategic relationships of various forms, such as joint marketing relationships and potential acquisitions of technologies and companies.

  Desktop and Individual have been competitors since Individual's inception in 1989. Desktop and Individual are located in Burlington, Massachusetts and Mr. Donald L. McLagan, Chief Executive Officer of Desktop, and Mr. Michael E. Kolowich, Chief Executive Officer of Individual, have known each other since 1985, while they were employed at Lotus Development Corporation. Mr. Kolowich became Chief Executive Officer of Individual in September 1996. In December 1996, Mr. McLagan and Mr. Kolowich, together with representatives of their respective management teams, briefly discussed the possibility of a business combination and the industry conditions both companies were experiencing. However, it was clear from the discussions that it was unlikely that the companies would be able to agree on the terms of any such business combination. Accordingly, no negotiations or further meetings or contacts occurred as a result of these discussions.

  During the spring of 1997, Individual's management began a reassessment of its business model.

  In early September 1997, Individual management concluded, based in part on advice provided by Individual's outside management consulting firm, The Parthenon Group, that Individual's competitors in the business information markets were in a competitively superior position to Individual because of their ability to exploit revenue opportunities and leverage cost structures from other aspects of their businesses. Accordingly, Individual management began to explore a number of strategic alternatives. Individual management then requested that Individual's investment bank, BancAmerica Robertson Stephens and The Parthenon Group attend the Executive Committee meeting of the Individual Board scheduled for September 19, 1997.

  At the Executive Committee meeting held on September 19, 1997, management, with the assistance of The Parthenon Group, presented their findings to the members of the Executive Committee. On the basis of those findings, the decision was made to engage BancAmerica Robertson Stephens to assist Individual in identifying potential strategic partners.

  Over the next several weeks, BancAmerica Robertson Stephens made contact with a limited number of potential strategic partners.

  On September 22, 1997, BancAmerica Robertson Stephens contacted BT Alex. Brown, Desktop's investment banker, regarding a possible business relationship between the two companies.

  On October 3, 1997, Mr. McLagan and Mr. Kolowich, had an initial telephone call to discuss the possibility of merging the two companies and the potential synergies with respect to the combination of the companies.

  A number of phone discussions between Mr. McLagan and Mr. Kolowich took place over the next two weeks, and Mr. McLagan and Mr. Kolowich discussed a possible merger with their respective management teams and members of their respective Boards.

  On October 14, 1997, the Desktop Board of Directors along with senior management met by telephone conference and discussed a potential merger with Individual. In such meeting, Desktop's and Individual's respective competitive positions were discussed, as well as Desktop's prospective business plan, the strategic factors associated with a possible business combination and the services of Individual. To pursue discussions with Individual, the Desktop Board authorized management to prepare and negotiate a Confidentiality and Exclusivity Agreement with Individual, under which each company would agree to maintain the confidentiality of the other party's confidential information and each Company would agree to refrain from pursuing a similar transaction with other parties. Mr. McLagan delivered a draft of such agreement to Mr. Kolowich that day.

  Over the next two days, the parties, along with their financial advisors and legal counsel, negotiated the Confidentiality and Exclusivity Agreement.

  On October 16, 1997 the Individual Board met and senior management reviewed with the Individual Board the initial informal discussions between senior management of the two companies concerning a possible strategic business combination in order to enhance Individual's long term strategic position. Mr. McLagan was invited to attend a portion of the meeting and presented his proposal with respect to a business combination, along with Desktop's strategic vision of a combined company. Mr. McLagan was then excused. There was a preliminary discussion concerning the factors that supported a possible combination of the respective product lines, technologies and market positions of Individual and Desktop and the strategic factors associated with a possible strategic business combination with Desktop. The Individual Board also discussed possible terms of the transaction and potential organizational structure of a combined company. BancAmerica Robertson Stephens also attended the meeting and discussed the features of Desktop's proposal. The Individual Board authorized management to execute the Confidentiality and Exclusivity Agreement. Because Testa, Hurwitz & Thibeault, LLP is counsel to both Desktop and Individual, the Individual Board also authorized management to retain Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. as special counsel to Individual for subsequent negotiations. In addition, the Individual Board authorized management to enter into discussions and negotiations with Desktop with respect to the terms of a possible business combination.

  Between October 17, 1997 and November 2, 1997 representatives of the two companies and their respective technical, legal and financial advisors met to conduct due diligence as to the business of each other's company and to explore further potential synergies between the two companies and the operations issues associated with any business combination. In addition, Desktop's and Individual's special counsel and executive officers had further discussions regarding the terms of the Agreement and related documents, including the terms of the proposed Option Agreements, the termination rights relating to the Agreement, the conditions upon which any breakup fees would be payable and the amount of such fees, and the representations, warranties and covenants to be made. Desktop's and Individual's financial advisors had further discussions regarding valuation issues relevant to negotiation of a mutually acceptable exchange ratio and other terms and conditions of a potential business combination.

  On October 23, 1997 Desktop provided to Individual a draft of the Agreement and there then ensued discussions between counsel to Desktop and special counsel to Individual regarding the proposed structure and other principal terms of the Agreement.

  On October 23, 1997 the Individual Board met by teleconference to review the status of the Merger, discussing the status of Individual's due diligence process, a presentation by BancAmerica Robertson Stephens of their preliminary analysis of the proposed transaction and the respective current share prices, and a preliminary review of the Agreement by special counsel. The Board allowed negotiations to proceed.

  Mr. Kolowich met with the Desktop Board immediately prior to the October 28, 1997 Desktop Board meeting and discussed the history, capabilities and prospects of Individual.

  On October 27, 1997 and October 28, 1997 the Desktop Board met to review the status of negotiations and discussed the status of Desktop's due diligence review of Individual and the status of the merger negotiations. In addition, there was a discussion regarding the potential market reaction to the proposed combination, the impact of an Exchange Ratio based on the then current trading prices for Desktop Common Stock and Individual Common Stock, with little premium to be realized for either the Desktop stockholders or the Individual stockholders, Desktop's counsel also gave a preliminary review of the status of negotiations concerning the Agreement. In addition, at such meeting, BT Alex. Brown made a presentation regarding their preliminary analysis of the Exchange Ratio and reviewed its detailed financial analysis of the Combined Company following the Merger. At this time, the Desktop Board unanimously agreed that management should continue to proceed with negotiation and investigation of the proposed combination.

  On October 29, 1997 the Individual Board again met by teleconference to review the status of negotiations and Individual's due diligence of Desktop. Management reviewed the status of its due diligence and the financial review performed by Coopers & Lybrand L.L.P., Individual's independent accountants. BancAmerica Robertson Stephens also updated its preliminary analysis of the proposed transaction. Special counsel presented the major points of and issues related to the Agreement and, after considerable discussion, the Board made specific recommendations as to its preferred structure and resolution of such issues. The Board agreed to allow negotiations to continue to proceed.

  From October 23, 1997 through November 2, 1997 Desktop and Individual, together with their respective legal and financial advisors, continued to negotiate the terms of definitive agreements relating to the transaction, including the terms of the proposed Option Agreements, the termination rights relating to the Agreement, the conditions upon which any breakup fees would be payable and the amount of such fees, and the representations, warranties and covenants to be made. Final due diligence by Desktop of Individual, and Individual of Desktop, also took place.

  On the evening of November 2, 1997 the Desktop Board convened to consider and vote upon the proposed merger and related transactions. At this specially scheduled meeting, (i) management of Desktop reported that agreement had been reached with respect to the Exchange Ratio, (ii) management responded to questions regarding various aspects of the proposed merger, (iii) Desktop's legal advisors held further discussions regarding the Desktop Board's fiduciary duties in considering a strategic business combination and reviewed proposed definitive terms of the Agreement and related documents, including the Option Agreements, (iv) BT Alex. Brown made a presentation to the Desktop Board regarding the Exchange Ratio, reviewed its detailed financial analysis and pro forma and other information with respect to the companies and delivered its written opinion to the effect that the Exchange Ratio was fair from a financial point of view to Desktop (a copy of this opinion is annexed hereto, and stockholders are urged to carefully review such opinion), and (v) the Desktop Board approved the Agreement and related agreements. While BT Alex. Brown updated certain information in its October 28, 1997 presentation in preparing its November 2, 1997 presentation to the Desktop Board, there were no material differences between such presentations. See "--Opinion of BT Alex. Brown, Financial Advisor to Desktop Data."

  In the evening of November 2, 1997 at a specially scheduled meeting of the Individual Board, (i) management of Individual reported that agreement had been reached with respect to the Exchange Ratio, (ii) the management of Individual again made presentations to the Board regarding the risks and benefits of the Merger, (iii) Individual's legal advisors held further discussions regarding the Board's fiduciary duties in considering a strategic business combination and reviewed proposed definitive terms of the Agreement and related documents, including the Stock Option Agreements, (iv) BancAmerica Robertson Stephens delivered its oral opinion (later confirmed in writing) to the effect that, as of such date, the Exchange Ratio pursuant to the Agreement was fair to the stockholders of Individual from a financial point of view (a written copy of this opinion is annexed hereto, and Individual stockholders are urged to carefully review this opinion) and (v) the Individual Board approved the Agreement and related agreements. While BancAmerica Robertson Stephens updated certain information in its October 23, 1997 and October 29, 1997 presentations in preparing its November 2, 1997 presentation to the Individual Board, there were no material differences among such presentations. See "--Opinion of BancAmerica Robertson Stephens, Financial Advisor to Individual."

  On November 2, 1997 following final approval by the Desktop Board and the Individual Board, the Agreement and the Stock Option Agreements were executed by both companies. On November 3, 1997, each of the members of the Board of Directors of each of Desktop and Individual and certain officers of each of Desktop and Individual executed the Individual Participation Agreement, the Desktop Participation Agreement, the Individual Affiliate Agreements and the Desktop Affiliate Agreements and Desktop and Individual issued a joint press release announcing the Merger.

OPINION OF BT ALEX. BROWN, FINANCIAL ADVISOR TO DESKTOP

  BT Alex. Brown has acted in connection with this transaction as Desktop's financial advisor, including rendering its opinion to the Desktop Board as to the fairness, from a financial point of view, of the Exchange Ratio to Desktop.

  At the November 2, 1997 meeting of the Desktop Board, representatives of BT Alex. Brown made a presentation with respect to the Merger and rendered to the Desktop Board its oral opinion, subsequently confirmed in writing as of the same date, that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion and summarized below, the Exchange Ratio was fair, from a financial point of view, to Desktop. There were no material differences between such oral opinion and the BT Alex. Brown Opinion (as defined below). No limitations were imposed by the Desktop Board upon BT Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

  THE FULL TEXT OF BT ALEX. BROWN'S WRITTEN OPINION DATED NOVEMBER 2, 1997 (THE "BT ALEX. BROWN OPINION"), WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX D AND IS INCORPORATED HEREIN BY REFERENCE. BT ALEX. BROWN HAS CONSENTED TO THE INCLUSION OF THE BT ALEX. BROWN OPINION IN THIS JOINT PROXY STATEMENT/PROSPECTUS. DESKTOP STOCKHOLDERS ARE URGED TO READ THE BT ALEX. BROWN OPINION IN ITS ENTIRETY. THE BT ALEX. BROWN OPINION IS DIRECTED TO THE DESKTOP BOARD, ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO TO DESKTOP FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY DESKTOP STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE DESKTOP MEETING. THE BT ALEX. BROWN OPINION WAS RENDERED TO THE DESKTOP BOARD FOR ITS CONSIDERATION IN DETERMINING WHETHER TO APPROVE THE MERGER AGREEMENT. THE DISCUSSION OF THE BT ALEX. BROWN OPINION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BT ALEX. BROWN OPINION.

  In connection with the BT Alex. Brown Opinion, BT Alex. Brown reviewed certain publicly available financial information and other information concerning Desktop and Individual and certain internal analyses and other information furnished to it by Desktop and Individual. BT Alex. Brown also held discussions with the members of the senior managements of Desktop and Individual regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, BT Alex. Brown (i) reviewed the reported prices and trading activity for the common stock of both Desktop and Individual, (ii) compared certain financial and stock market information for Desktop and Individual with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  In conducting its review and arriving at its opinion, BT Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. With respect to the financial projections of Desktop and other information relating to the prospects of Desktop and Individual provided to BT Alex. Brown by each company, BT Alex. Brown assumed that such projections and other information were reasonably prepared and reflected the best currently available judgments and estimates of the respective managements of Desktop and Individual as to the likely future financial performances of their respective companies and of the combined entity. The financial projections of Desktop and the other information relating to the prospects of Desktop and Individual that were provided to BT Alex. Brown were utilized and relied upon by BT Alex. Brown in the Contribution Analysis, the Discounted Cash Flow Analysis and the Pro Forma Combined Earnings Analysis summarized below. BT Alex. Brown did not receive financial projections from Individual; however, Individual's management confirmed that their expectations, based upon Individual's near-term operating plan, were within the range of publicly available analyst estimates. BT Alex. Brown assumed, with the consent of Desktop, that the Merger will qualify for pooling of interests accounting treatment. BT Alex. Brown did not make and it was not provided with an independent evaluation or appraisal of the assets of Desktop or Individual, nor has BT Alex. Brown been furnished with any such evaluations or appraisals. The BT Alex. Brown Opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter.

  The following is a summary of the analyses performed and factors considered by BT Alex. Brown in connection with the rendering of the BT Alex. Brown Opinion.

  Historical Financial Information. In rendering its opinion, BT Alex. Brown reviewed and analyzed historical and current financial information of Desktop and Individual which included (i) Desktop's and Individual's income statements and balance sheets; (ii) Desktop's and Individual's quarterly and annual operating results; and (iii) Desktop's and Individual's margins and growth rates.

  Historical Stock Price Performance. BT Alex. Brown reviewed and analyzed the daily closing per share market prices and trading volume for Desktop Common Stock and Individual Common Stock from November 1, 1996 to October 31, 1997 and the relative stock price movements of the two companies over this period. BT Alex. Brown also reviewed the daily closing per share market prices of the Desktop Common Stock and Individual Common Stock and compared the movement of such daily closing prices with the movement of the S&P 500 composite average over the period from November 1, 1996 to October 31, 1997. BT Alex. Brown noted that, on a relative basis, both Desktop Common Stock (-59.0%) and Individual Common Stock (-10.9%) underperformed the S&P 500 composite average (+31.2%) and that Individual outperformed Desktop over this period. BT Alex. Brown also reviewed the daily closing per share market prices of Desktop Common Stock and Individual Common Stock and compared the movement of such closing prices with the movement of an online and information services industry composite average (consisting of America Online, Inc., Excalibur Technologies Corporation, Excite, Inc., Gartner Group, Inc., Infoseek Corporation, INSO Corporation, Lycos, Inc. and The Dialog Corporation plc) over the period from November 1, 1996 to October 31, 1997. BT Alex. Brown noted that, on a relative basis, Desktop Common Stock (-59.0%) and Individual Common Stock (-10.9%) underperformed such online and information services industry composite average (+63.5%). This information was presented to give the Desktop Board background information regarding the respective stock prices of Desktop and Individual over the period indicated.

  Analysis of Certain Other Publicly Traded Companies. This analysis examines a company's valuation as compared to the valuation in the public market of other selected publicly traded companies. BT Alex. Brown compared certain financial information (based on the commonly used valuation measurements described below) relating to both Desktop and Individual to certain corresponding information from a group of eleven publicly traded online and information services industry companies (consisting of America Online, Inc., Excalibur Technologies Corporation, Excite, Inc., FactSet Research Systems Inc., Gartner Group, Inc., Infoseek Corporation, INSO Corporation, Lycos, Inc., The Dialog Corporation plc, Verity, Inc., and WavePhore, Inc. (collectively, the "Selected Companies")). Such financial information included, among other things, (i) common equity market valuation; (ii) operating performance; (iii) ratios of common equity market value as adjusted for debt and cash ("Enterprise Value") to revenues and earnings before interest expense, income taxes and depreciation and amortization ("EBITDA"); and (iv) ratios of common equity market prices per share ("Equity Value") to earnings per share ("EPS"). The financial information used in connection with the multiples provided below with respect to Desktop, Individual and the Selected Companies was based on the latest reported twelve month period as derived from publicly available information and on estimated revenue for calendar years 1997 and 1998 as derived from BT Alex. Brown research or other publicly available research reports and estimated EPS for calendar years 1997 and 1998 as reported by the Institutional Brokers Estimating System ("IBES"). Where EBITDA or EPS for Individual or any Selected Company was negative or implied a multiple which was significantly outside of the range of multiples for the other Selected Companies, a multiple of such number was considered to be not meaningful and, where appropriate, excluded from the calculation of the mean of such multiple for the Selected Companies. BT Alex. Brown noted that, on a trailing twelve month basis, the multiple of Enterprise Value to revenues was 1.2x for Desktop and 2.1x for Individual, compared to a range of 1.1x to 15.6x, with a mean of 5.6x, for the Selected Companies; the multiple of Enterprise Value to estimated calendar year 1997 revenue was 1.1x for Desktop and 2.1x for Individual, compared to a range of 1.1x to 10.9x, with a mean of 4.8x, for the Selected Companies; the multiple of Enterprise Value to estimated calendar year 1998 revenue was 0.9x for Desktop and 1.6x for Individual, compared to a range of 0.9x to 6.6x, with a mean of 3.7x, for the Selected Companies; and the multiple of Enterprise Value to trailing twelve month EBITDA was 11.8x for Desktop and not meaningful for Individual, compared to a range of 3.6x to 233.3x, with a mean of 13.2x, for the Selected Companies. BT Alex. Brown further noted that the multiple of Equity Value to trailing twelve month EPS was 30.7x for Desktop and not meaningful for Individual, compared to a range of 13.3x to 41.3x, with a mean of 29.0x, for the Selected Companies; the multiple of Equity Value to calendar year 1997 EPS was 37.2x for Desktop and not meaningful for Individual, compared to a range of 19.6x to 275.0x, with a mean of 28.7x, for the Selected Companies; and the multiple of Equity Value to calendar year 1998 EPS was 29.6x for Desktop and not meaningful for Individual, compared to a range of 18.9x to 154.4x, with a mean of 33.lx, for the Selected Companies. As a result of the foregoing procedures, BT Alex. Brown noted that the multiples for Desktop and Individual were generally within the range of the multiples for the Selected Companies, and generally below the mean of the multiples for the Selected Companies. As noted above, EPS projections for the Selected Companies, Desktop and Individual were based on IBES estimates. The IBES EPS estimate, as of November 2, 1997, for calendar year 1997 for Desktop was $0.28 and for Individual was ($0.77) and for calendar year 1998 for Desktop was $0.35 and for Individual was ($0.05).

  Analysis of Selected Mergers and Acquisitions. BT Alex. Brown reviewed the financial terms, to the extent publicly available, of 26 pending or completed mergers and acquisitions since August 1, 1988 in the online and information services industry (the "Selected Transactions"). BT Alex. Brown calculated various financial multiples based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples for the Merger, based on the Exchange Ratio. BT Alex. Brown noted that the multiple of Enterprise Value to trailing twelve month revenues was 2.lx for the Merger versus a range of 1.0x to 6.8x, with a mean of 2.8x, for the Selected Transactions and the multiple of Enterprise Value to trailing twelve month EBITDA was not meaningful for the Merger versus a range of 5.4x to 22.8x, with a mean of 14.0x, for the Selected Transactions. All multiples for the Selected Transactions were based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions during the nine-year period during which the Selected Transactions occurred.

  Premiums Paid Analysis. BT Alex. Brown reviewed the premiums paid, to the extent publicly available, in 150 pooling of interests transactions announced since January 1, 1993 with Enterprise Values between $50 million and $200 million (the "Premium Transactions"). BT Alex. Brown noted that the Premium Transactions were effected at an average of the premium to the target's per share market price four weeks prior to announcement and to the target's per share market price one day prior to announcement of 38.6% and 25.6%, respectively, versus transaction premiums of (6.0%) and 0.9%, respectively, for the Merger (based on the per share market price four weeks prior to and one day prior to the announcement of the Merger).

  Historical Exchange Ratio Analysis. BT Alex. Brown reviewed and analyzed the historical ratio of the daily per share market closing prices of Individual Common Stock divided by the corresponding prices of Desktop Common Stock since Individual's initial public offering on March 15, 1996 and over the six-month and one-month periods prior to November 2, 1997. Such average exchange ratios for the aforementioned time periods were 0.416, 0.455 and 0.480, respectively. BT Alex. Brown then calculated the respective premiums over such average daily exchange ratios represented by the Exchange Ratio, which for such periods were 20.2%, 9.9% and 4.1%, respectively.

  Contribution Analysis. BT Alex. Brown analyzed the relative contributions of Desktop and Individual to the pro forma balance sheet and income statement of the combined company utilizing management projections for Desktop, consensus research estimates for Individual for calendar years 1997 and 1998 and BT Alex. Brown estimates, as derived from discussions with Individual's management, for calendar year 1999. BT Alex. Brown then compared these relative contributions to Individual's relative pro forma ownership of approximately 48.6% of the outstanding capital of the Combined Company calculated using basic shares outstanding and 50.1% of the outstanding capital of the combined company accounting for stock options and warrants using the treasury stock method. This analysis showed that on a pro forma combined basis, based on the two companies' reported balance sheets as of September 30, 1997, Desktop and Individual would contribute approximately 62.9% and 37.1%, respectively, of total assets and 79.6% and 20.4%, respectively, of stockholders' equity. This analysis also showed that on a pro forma combined basis (excluding the effects of (i) any synergies that may be realized as a result of the Merger, and (ii) any non-recurring expenses relating to the Merger), Desktop and Individual would account for approximately 54.1% and 45.9% respectively, of the Combined Company's pro forma revenue for the twelve month period ending September 30, 1997; 54.8% and 45.2%, respectively, of the Combined Company's pro forma revenue for calendar year 1997; 55.0% and 45.0%, respectively, of the Combined Company's pro forma revenue for calendar year 1998; 55.9% and 44.1%, respectively, of the Combined Company's pro forma revenue for calendar year 1999; 67.2% and 32.8%, respectively, of the Combined Company's pro forma EBITDA for calendar year 1998; 57.7% and 42.3%, respectively, of the Combined Company's pro forma EBITDA for calendar year 1999; and 73.1% and 26.9%, respectively, of the Combined Company's pro forma pre-tax income for calendar year 1999. This analysis also showed that as of the last business day preceding the announcement of the Merger, Desktop and Individual would account for approximately 50.2% and 49.8%, respectively, of the sum of the companies' equity market capitalizations.

  Discounted Cash Flow Analysis. BT Alex. Brown performed a discounted cash flow analysis for Individual. The discounted cash flow approach values a business based on the current value of the future cash flow that the business is expected to generate. To establish a current value under this approach, future cash flow must be estimated and an appropriate discount rate determined. BT Alex. Brown used estimates of projected financial performance for Individual for 1998 based on consensus analyst estimates and BT Alex. Brown estimates for the years 1999 through 2002 as derived from discussions with Individual's management. BT Alex. Brown aggregated the present value of the cash flows through 2002 with the present value of a range of terminal values. The terminal values were computed based on projected EBITDA in calendar year 2002 and a range of terminal multiples, which were based on a review of the trading characteristics of the common stock of the Selected Companies, of 10.0x to 12.0x. All cash flows were discounted at rates ranging from 18.0% to 22.0%. BT Alex. Brown arrived at such discount rates based on its judgment of the weighted average cost of capital of the Selected Companies. This analysis indicated a range of values for Individual Common Stock of $6.84 to $8.80 per share. BT Alex. Brown performed a discounted cash flow sensitivity analysis, using discount rates ranging from 15.0% to 25.0% and a range of terminal multiples of 7.0x to 16.0x. This sensitivity analysis indicated a range of values for Individual Common Stock of $5.05 to $11.88 per share. BT Alex. Brown also performed an analysis of the current value of Individual's net operating loss carryforwards ("NOLs") utilizing discount rates ranging from 18.0% to 22.0%. This analysis indicated a range of values for Individual's NOLs of $0.42 to $0.48 per share of Individual Common Stock.

  Pro Forma Combined Earnings Analysis. BT Alex. Brown analyzed certain pro forma effects of the Merger. Based on such analysis, BT Alex. Brown computed the resulting dilution/accretion to the Combined Company's EPS estimates for the fiscal years ending 1998 and 1999, pursuant to the Merger before and after taking into account any potential cost savings and other synergies that Desktop and Individual could achieve if the Merger were consummated and before nonrecurring costs relating to the Merger. BT Alex. Brown calculated such dilution/accretion both before and after giving effect to Individual's NOLs and under two different earnings scenarios for Desktop in 1998. In the first 1998 earnings scenario ("1998 Scenario A"), BT Alex. Brown used management plan EPS estimates for Desktop. In the second 1998 earnings scenario ("1998 Scenario B"), BT Alex. Brown used IBES EPS estimates for Desktop. Under both scenarios, BT Alex. Brown used IBES EPS estimates for Individual. In calculating dilution/accretion for 1999, BT Alex. Brown used management plan EPS estimates for Desktop and BT Alex. Brown EPS estimates as derived from discussions with Individual's management for Individual. In cases where synergies were taken into account, the analysis assumed that equal cost savings and other synergies would be realized in 1998 and 1999.

  BT Alex. Brown first performed the pro forma combined earnings analysis without taking into account the effects of Individual's NOLs. BT Alex. Brown noted that before taking into account any potential synergies and before certain nonrecurring costs relating to the Merger, the Merger would be approximately 57.7% dilutive, 62.2% dilutive and 29.1% dilutive to the Combined Company's EPS for 1998 Scenario A, 1998 Scenario B and 1999, respectively. BT Alex. Brown further noted that assuming $5 million of pre-tax synergies and before such nonrecurring costs, the Merger would be approximately 4.1% dilutive, 14.4% dilutive and 3.3% dilutive to the Combined Company's EPS for 1998 Scenario A, 1998 Scenario B and 1999, respectively. BT Alex. Brown also noted that assuming $10 million of pre-tax synergies and before such nonrecurring costs, the Merger would be approximately 49.5% accretive, 33.4% accretive and 22.4% accretive to the Combined Company's EPS for 1998 Scenario A, 1998 Scenario B and 1999, respectively.

  BT Alex. Brown subsequently performed the pro forma combined earnings analysis after utilization of Individual's NOLs. BT Alex Brown noted that, before taking into account any potential synergies and before certain nonrecurring costs relating to the Merger, the Merger would be approximately 29.5% dilutive, 37.1% dilutive and 8.3% dilutive to the Combined Company's EPS for 1998 Scenario A, 1998 Scenario B and 1999, respectively. BT Alex. Brown further noted that, assuming $5 million of pre-tax synergies and before such nonrecurring costs, the Merger would be approximately 31.6% accretive, 17.5% accretive and 13.8% accretive to the Combined Company's EPS for 1998 Scenario A, 1998 Scenario B and 1999, respectively. BT Alex. Brown also noted that, assuming $10 million of pre-tax synergies and before such nonrecurring costs, the Merger would be approximately 85.2% accretive, 65.3% accretive and 39.5% accretive to the Combined Company's EPS for 1998 Scenario A, 1998 Scenario B and 1999, respectively.

  Merger of Equals Analysis. BT Alex. Brown reviewed the terms, to the extent publicly available, of twelve pending or completed "merger of equals" transactions announced since June 1, 1993 in which the stockholders of each party to the transaction would own between 41% and 59% of the combined company's outstanding capital (the "MOE Transactions"). The MOE Transactions comprised the business combinations involving HFS Incorporated and CUC International Inc. (May 27, 1997), Morgan Stanley Group Inc. and Dean Witter, Discover & Co. (February 4, 1997), US Order Inc. and Colonial Data Technologies Corp. (August 5, 1996), Pharmacia AB and The Upjohn Company (August 20, 1995), Frontier Corporation and ALC Communications Corporation (April 10, 1995), Continental Medical Systems, Inc. and Horizon Healthcare Corporation (March 31, 1995), USA Waste Services, Inc. and Chambers Development Company, Inc. (November 28, 1994), Dibrell Brothers Incorporated and Monk-Austin, Inc. (October 23, 1994), Lockheed Corporation and Martin Marietta Corporation (August 30, 1994), SynOptics Communications, Inc. and Wellfleet Communications, Inc. (July 5, 1994),

Columbia Healthcare Corporation and HCA-Hospital Corporation of America (October 2, 1993), and Price Company and Costco Wholesale Corp. (June 16,
1993). BT Alex. Brown analyzed the governance provisions of these transactions, including representation on the combined company's Board of Directors by each party to the transaction and the senior management structure of the combined company. For each party to an MOE Transaction, BT Alex. Brown also analyzed the premiums and discounts of the exchange ratio over the market exchange ratios one day prior and four weeks prior to the announcement of such MOE Transaction. BT Alex. Brown noted that the MOE Transactions were effected at exchange ratios which implied a premium or discount to the relative exchange ratios dictated by the public market one day prior and four weeks prior to announcement of the MOE Transaction. BT Alex. Brown also noted that in only two of the twelve MOE Transactions, one party to the transaction received all of the senior management positions in the combined company and the right to designate a majority of the directors to the combined company's Board of Directors (the "Control Party"). BT Alex. Brown noted that these two transactions were effected at exchange ratios which implied a premium to the stockholders of the company which was not the Control Party four weeks prior to announcement of 183.5% and 76.1%, and one day prior to announcement of 88.2% and 70.5%, and which implied a premium to the stockholders of the company which was the Control Party four weeks prior to announcement of (- 64.7%) and (-43.2%), and one day prior to announcement of (-46.9%) and (- 41.3%). BT Alex. Brown noted that the other ten MOE Transactions were effected at exchange ratios which implied a premium to the stockholders of each party involved in the transaction four weeks prior to announcement ranging from (- 30.2%) to 43.2%, and one day prior to announcement ranging from (-28.4%) to 39.6%.

  Relevant Market and Economic Factors. In rendering its opinion, BT Alex. Brown considered, among other factors, the condition of the U.S. stock markets, particularly in the online and information services industry, and the current level of economic activity. No company used in the analysis of other publicly traded companies nor any transaction used in the analyses of selected mergers and acquisitions, premiums paid or mergers of equals summarized above is identical to Desktop, Individual or the Merger. Accordingly, such analyses must take into account differences in the financial and operating characteristics of the Selected Companies and the companies in the Selected Transactions, the Premium Transactions and the MOE Transactions and other factors, such as general economic conditions, conditions in the markets in which such companies compete and strategic and operating plans for such companies, that could affect the public trading value and acquisition value of the Selected Companies and the companies in the Selected Transactions, the Premium Transactions and the MOE Transactions, respectively.

  While the foregoing summary describes all analyses and factors that BT Alex. Brown deemed material in its presentation to the Desktop Board, it is not a comprehensive description of all analyses and factors considered by BT Alex. Brown. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BT Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the BT Alex. Brown Opinion. In performing its analyses, BT Alex. Brown considered industry performance and general economic, market and financial conditions, all of which are beyond the control of Desktop and Individual. The analyses performed by BT Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold. Furthermore, no opinion is being expressed as to the prices at which shares of Desktop Common Stock may trade at any future time.

  The fees to date payable to BT Alex. Brown for rendering the BT Alex. Brown Opinion have been $250,000, which amount will be credited against the final fee of 1.2% of the equity consideration to be paid in the Merger, payable upon consummation of the Merger. In addition, Desktop has agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. Desktop has agreed to indemnify BT Alex. Brown and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor.

  The Desktop Board retained BT Alex. Brown to act as its advisor based upon BT Alex. Brown's role as lead manager of Desktop's initial public offering on August 11, 1995 and subsequent advisory services and based upon BT Alex. Brown's qualifications, reputation, experience and expertise. BT Alex. Brown is an internationally recognized investment banking firm and, as customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. BT Alex. Brown may actively trade the equity securities of Desktop and Individual for its own account and for the account of its customers and accordingly may at any time hold a long or short position in such securities. BT Alex. Brown maintains a market in Desktop Common Stock and regularly publishes research reports regarding the online and information services industry and the business and securities of Desktop and other publicly traded companies in the online and information services industry.

OPINION OF BANCAMERICA ROBERTSON STEPHENS, FINANCIAL ADVISOR TO INDIVIDUAL

  On October 10, 1997, Individual and BancAmerica Robertson Stephens executed an engagement letter (the "BancAmerica Robertson Stephens Engagement Letter") pursuant to which BancAmerica Robertson Stephens was engaged to act as Individual's financial advisor in connection with the Merger. Pursuant to the BancAmerica Robertson Stephens Engagement Letter, Individual retained BancAmerica Robertson Stephens to provide financial advisory and investment banking services in connection with a possible sale of or business combination involving Individual, and to render an opinion as to the fairness of the exchange ratio in such a business combination, from a financial point of view, to the stockholders of Individual.

  On November 2, 1997, the Board of Directors of Individual met to evaluate the proposed Merger, at which time the Board of Directors received an oral opinion from BancAmerica Robertson Stephens that, as of such date, the Exchange Ratio was fair from a financial point of view to the stockholders of Individual. Shortly thereafter, BancAmerica Robertson Stephens delivered a written opinion, dated November 2, 1997, to the same effect. No limitations were imposed by Individual's Board of Directors on BancAmerica Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The Exchange Ratio was determined through negotiations between the managements of Individual and Desktop. Although BancAmerica Robertson Stephens did assist the management of Individual in those negotiations, it was not asked by, and did not recommend to, Individual that any specific exchange ratio constituted the appropriate exchange ratio for the Merger. BancAmerica Robertson Stephens expressed no opinion as to tax consequences of the Merger, and BancAmerica Robertson Stephens' opinion as to fairness of the Exchange Ratio does not take into account the particular tax status or position of any stockholder of Individual. In furnishing its opinion, BancAmerica Robertson Stephens was not engaged as an agent or fiduciary of Individual's stockholders or any other third party.

  THE FULL TEXT OF THE BANCAMERICA ROBERTSON STEPHENS OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX E AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF INDIVIDUAL ARE URGED TO READ THE BANCAMERICA ROBERTSON STEPHENS OPINION IN ITS ENTIRETY. BANCAMERICA ROBERTSON STEPHENS HAS CONSENTED TO THE INCLUSION OF ITS OPINION IN THE JOINT PROXY STATEMENT/PROSPECTUS AND HAS DETERMINED THAT THE CONDITIONS FOR SUCH CONSENT DESCRIBED IN THE BANCAMERICA ROBERTSON STEPHENS OPINION HAVE BEEN SATISFIED. THE BANCAMERICA ROBERTSON STEPHENS OPINION WAS PREPARED FOR THE BENEFIT AND USE OF THE INDIVIDUAL BOARD OF DIRECTORS IN ITS CONSIDERATION OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO STOCKHOLDERS OF INDIVIDUAL AS TO HOW THEY SHOULD VOTE AT THE MEETING IN CONNECTION WITH THE MERGER. THE BANCAMERICA ROBERTSON STEPHENS OPINION DOES NOT ADDRESS THE RELATIVE MERITS OF THE MERGER AND ANY OTHER TRANSACTIONS OR BUSINESS STRATEGIES DISCUSSED BY THE INDIVIDUAL BOARD OF DIRECTORS AS ALTERNATIVES TO THE MERGER AGREEMENT OR THE UNDERLYING BUSINESS DECISION OF THE INDIVIDUAL BOARD OF DIRECTORS TO PROCEED WITH OR EFFECT THE MERGER. THE SUMMARY OF THE BANCAMERICA ROBERTSON STEPHENS OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BANCAMERICA ROBERTSON STEPHENS OPINION.

  In connection with the preparation of the BancAmerica Robertson Stephens Opinion, BancAmerica Robertson Stephens, among other things, (i) reviewed financial information on Individual furnished to it by Individual, including certain internal financial analyses and forecasts prepared by the management of Individual; (ii) reviewed publicly available information; (iii) held discussions with the respective managements of Individual and Desktop concerning the businesses, past and current business operations, financial condition and future prospects of Individual and Desktop, independently and combined, including, in the case of Desktop, discussion regarding the degree to which it could rely on publicly available Wall Street research analyst estimates of Desktop's future financial performance; (iv) reviewed the terms of the Merger Agreement, the Option Agreements and the Participation Agreements; (v) reviewed the stock price and trading histories of Individual and Desktop; (vi) prepared comparable company, contribution and discounted cash flow analyses of Individual and Desktop; (vii) prepared a pro-forma merger analysis of the Merger; (viii) compared the financial terms of the Merger with other transactions that it deemed relevant; (ix) reviewed estimates by Individual's and Desktop's management and in the case of Individual's management, with the assistance of Individual's management consulting firm, of the cost savings, revenue enhancements and other benefits expected to be derived from the Merger; and (x) made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

  In connection with rendering its opinion, however, BancAmerica Robertson Stephens has not independently verified any of the foregoing information and assumed that all such information was complete and accurate in all material respects. Furthermore, it did not obtain any independent appraisal of the properties or assets and liabilities of Individual or Desktop or any of their respective subsidiaries, nor was it furnished with any such evaluations or appraisals. With respect to financial and operating forecasts of Individual provided to BancAmerica Robertson Stephens by Individual, BancAmerica Robertson Stephens assumed that such forecasts were reasonably prepared and reflect the best available estimates and judgments of the management of Individual, and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the management of Individual. In addition, BancAmerica Robertson Stephens has relied upon the estimates and judgments of Individual management as to the future financial performance of Individual. BancAmerica Robertson Stephens has also relied upon the estimates by Individual's and Desktop's management and in the case of Individual's management, with the assistance of Individual's management consulting firm of the cost savings, revenue enhancements and other benefits expected to be derived from the Merger. BancAmerica Robertson Stephens has also assumed, with Individual's consent, that the Merger will be accounted for as a "pooling-of-interests" under generally accepted accounting principles. While BancAmerica Robertson Stephens believes that its review, as described above, provided an adequate basis for the opinion that it expressed, such opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of the BancAmerica Robertson Stephens Opinion, and on information available to it as of the date thereof. Finally, BancAmerica Robertson Stephens expressed no opinion as to the value of any employee agreements or arrangements entered into in connection with the Agreement or the Merger Agreement. In rendering the BancAmerica Robertson Stephens Opinion, BancAmerica Robertson Stephens assumed that the Merger would be consummated substantially on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by any party thereto. Although developments following the date of the BancAmerica Robertson Stephens Opinion may affect the opinion, BancAmerica Robertson Stephens assumed no obligation to update, revise or reaffirm its opinion.

  The following is a summary of the financial analyses performed by BancAmerica Robertson Stephens in connection with rendering the BancAmerica Robertson Stephens Opinion:

  Comparable Company Analysis for Individual. Using publicly available information, BancAmerica Robertson Stephens analyzed, among other things, the market values and trading multiples of Individual, Desktop and selected publicly traded companies in the electronic news services industry, including:
Dow Jones, M.A.I.D. p.l.c. and Reuters (collectively, the "Comparable Companies"). BancAmerica Robertson Stephens compared total capitalization values as multiples of, among other things, estimated calendar 1997 and 1998 revenues. BancAmerica Robertson Stephens also compared the profit margins and projected earnings per share growth of Individual, Desktop and the Comparable Companies. All multiples were based on closing stock prices as of

October 31, 1997. Applying a range of multiples for the Comparable Companies of estimated calendar year 1998 and 1997 revenues of 0.9X to 3.3X and 1.1X to 5.2X, respectively, to corresponding financial data for Individual resulted in an equity reference range for Individual of approximately $3.26 to $11.43 per share, as compared to the equity value of approximately $5.17 per share as implied by the Exchange Ratio based on the closing price of Desktop Common Stock on October 31, 1997.

  Comparable Company Analysis for Desktop. Using publicly available information, BancAmerica Robertson Stephens analyzed, among other things, the market values and trading multiples of Individual, Desktop and the Comparable Companies. BancAmerica Robertson Stephens compared total capitalization values as multiples of, among other things, estimated calendar 1997 and 1998 revenues. BancAmerica Robertson Stephens also compared the profit margins and projected earnings per share growth of Individual, Desktop and the Comparable Companies. All multiples were based on closing stock prices as of October 31, 1997. Applying a range of multiples for the Comparable Companies of estimated calendar year 1998 and 1997 revenues of 1.6X to 3.3X and 1.9X to 5.2X, respectively, to corresponding financial data for Desktop resulted in an equity reference range for Desktop of approximately $13.82 to $30.09 per share, as compared to the equity value of approximately $10.34 per share based on the closing price of Desktop Common Stock on October 31, 1997. Applying a range of multiples for the Comparable Companies of estimated calendar year 1998 and 1997 EBIT of 12.0X to 20.2X and 15.4X to 18.6X, respectively, to corresponding financial data for Desktop resulted in an equity reference range for Desktop of approximately $7.85 to $11.95 per share, as compared to the equity value of approximately $10.34 per share based on the closing price of Desktop Common Stock on October 31, 1997. Applying a range of multiples for the Comparable Companies of estimated calendar year 1998 and 1997 PE of 16.8X to 33.7X and 22.3X to 37.2X, respectively, to corresponding financial data for Desktop resulted in an equity reference range for Desktop of approximately $6.03 to $12.08 per share, as compared to the equity value of approximately $10.34 per share based on the closing price of Desktop Common Stock on October 31, 1997.

  Precedent Mergers of Equals Analysis. Using publicly available information, BancAmerica Robertson Stephens analyzed the implied premiums paid or proposed to be paid in selected merger of equal transactions, including: BW/IP Inc./Duriron Co. Inc. (May 6, 1997), Morgan Stanley Group/Dean Witter Discover (February 25, 1997), Indiana Federal/Pinnacle Financial (November 14, 1996), Liberty Bancorp/Hinsdale Financial Corp. (August 2, 1996), Colonial Data/US Order Inc. (August 2, 1996), ROC Communities Inc./Chateau Properties (July 18,
1996), Cupertino National/Mid-Peninsula Bancorp (June 6, 1996), NYNEX Corp./Bell Atlantic Corp. (April 22, 1996), Kansas City Power & Light/UtiliCorp United (January 22, 1996), AMSCO International/Steris Corp. (December 18, 1995), Tokos Medical Corp./Healthdyne (October 3, 1995), Weatherford International/Enterra Corp. (June 26, 1995), Charter One Financial/FirstFed Michigan Corp. (May 30, 1995), Abbey Healthcare Group/Homedco Group (March 2, 1995), Software Etc Stores/Babbages (August 25,
1994), Dime Bancorp/Anchor Bancorp (July 6, 1994), Wellfleet Communications/SynOptics Communications (July 5, 1994), Price Co./Costco Wholesale (June 16, 1993), First Security Financial/Omni Capital Group (November 26, 1992), Critical Care America/Medical Care International (June 17, 1992), Comerica/Manufacturers National (October 28, 1991) and Iowa Resources/Midwest Energy Co. (March 16, 1990) (collectively, the "MOE Transactions"). BancAmerica Robertson Stephens compared, among other things, the premium paid in the MOE Transactions over the public equity closing sale price one day and four weeks prior to the announcement of the transactions. Applying a range of multiples for the MOE Transactions of premium ranges for one day and four weeks prior to announcement of the transactions, of -6.9% to 26.3% and -8.2% to 29.1%, respectively, resulted in an equity reference range for Individual of approximately $4.60 to $7.10 per share, as compared to the equity value of approximately $5.17 per share as implied by the Exchange Ratio based on the closing price of Desktop Common Stock on October 31, 1997. All multiples for the MOE Transactions were based on public information available at the time of announcement, or one day or four weeks prior to the announcement, as the case may be, of such transactions, without taking into account differing market and other conditions during the period in which the MOE Transactions occurred.

  No company, transaction or business used in Comparable Company Analysis or Precedent Mergers of Equals Analysis as a comparison is identical to Individual, Desktop or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the Individual Comparable Companies, MOE Transactions or the business segment, company or transactions to which they are compared.

  Historical Exchange Ratio Analysis. BancAmerica Robertson Stephens reviewed and analyzed the historical ratio of the daily per share market closing prices of Individual Common Stock and Desktop Common Stock since Individual's IPO in March 1996. BancAmerica Robertson Stephens noted that the Exchange Ratio of
 .500 represents a premium to the 0.416 average price ratio for the two companies since Individual's IPO, a premium to the 0.438 average price ratio for the two companies for the last 12 months, a premium to the 0.397 average price ratio for the two companies for the last 90 days, a premium to the 0.408 average price ratio for the two companies for the last 60 days, a premium to the 0.496 average price ratio for the two companies for the last 30 days and a premium to the 0.495 price ratio for the two companies on October 31, 1997.

  Contribution Analysis. BancAmerica Robertson Stephens analyzed the respective contributions of Individual and Desktop to the estimated revenues and gross profit for the years ended December 31, 1996, 1997 and 1998, and earnings before interest and taxes ("EBIT") for the year ended December 31, 1998. This analysis indicated that (i) in calendar year 1996, Individual would contribute approximately 45.3% of revenue and approximately 38% of gross profit, and Desktop would contribute approximately 54.7% of revenue and approximately 62% of gross profit, of the Combined Company, (ii) in calendar year 1997, Individual would contribute approximately 45.5% of revenue and approximately 38.2% of gross profit, and Desktop would contribute approximately 54.5% of revenue and approximately 61.8% of gross profit, of the Combined Company, (iii) in calendar year 1998, Individual would contribute approximately 45.5% of revenue, 42.7% of gross profit and 11.4% of EBIT, and Desktop would contribute approximately 54.5% of revenue, 57.3% of gross profit and 88.6% of EBIT, of the Combined Company, in each case as compared to Individual's relative ownership of approximately 50.4% of the outstanding common stock of the Combined Company on a treasury stock fully-diluted basis.

  Discounted Cash Flow Analysis for Individual. BancAmerica Robertson Stephens performed a discounted cash flow analysis of the unlevered (before interest expense) after-tax cash flows of Individual using the Individual estimates that were prepared by the management of Individual for the fiscal years 1998 through 2002. BancAmerica Robertson Stephens first discounted the projected, unlevered after-tax cash flows through December 31, 2002 using a range of discount rates from 25% to 30%. The range of discount rates was based on the cost of capital of Individual and Desktop, which ranged from 24.7% to 32%. Individual unlevered after-tax cash flows were calculated as the after-tax operating earnings of Individual adjusted to add back non-cash expenses and deduct uses of cash not reflected in the income statement. BancAmerica Robertson Stephens then added to the present value of the cash flows the terminal value of Individual in the fiscal year ending December 31, 2002, discounted back at the same discount rate. The terminal value was computed by multiplying Individual's projected EBIT in fiscal 2002 by terminal multiples ranging from 10.0X to 14.0X. The range of terminal multiples selected reflect BancAmerica Robertson Stephens' judgment as to an appropriate range of multiples at the end of the referenced period. The discounted cash flow valuation resulted in an equity reference range of approximately $2.83 to $6.18 per share, as compared to the equity value of approximately $5.17 per share as implied by the Exchange Ratio based on the closing price of Desktop Common Stock on October 31, 1997.

  Discounted Cash Flow Analysis for Desktop. BancAmerica Robertson Stephens performed a discounted cash flow analysis of the unlevered (before interest expense) after-tax cash flows of Desktop using the Wall Street estimates as discussed with the management of Desktop for the fiscal year 1998 and BancAmerica Robertson Stephens estimates based on discussions with Desktop for the fiscal years 1999 through 2002. BancAmerica Robertson Stephens first discounted the projected, unlevered after-tax cash flows through December 31, 2002 using a range of discount rates from 25% to 30%. The range of discount rates was based on the cost of capital of

Individual and Desktop, which ranged from 24.7% to 32%. Desktop unlevered after-tax cash flows were calculated as the after-tax operating earnings of Desktop adjusted to add back non-cash expenses and deduct uses of cash not reflected in the income statement. BancAmerica Robertson Stephens then added to the present value of the cash flows the terminal value of Desktop in the fiscal year ending December 31, 2002, discounted back at the same discount rate. The terminal value was computed by multiplying Desktop's projected EBIT in fiscal 2002 by terminal multiples ranging from 10.0X to 14.0X. The range of terminal multiples selected reflect BancAmerica Robertson Stephens' judgment as to an appropriate range of multiples at the end of the referenced period. The discounted cash flow valuation resulted in an equity reference range of approximately $14.73 to $19.73 per share, as compared to the equity value of approximately $10.34 per share based on the closing price of Desktop Common Stock on October 31, 1997.

  Pro Forma Earnings Analysis. BancAmerica Robertson Stephens analyzed certain implied pro forma effects resulting from the Merger based on Individual estimates that were prepared by Individual, including, among other things, the impact of the Merger on the projected earnings per share (the "EPS") for the calendar year 1998 that the Combined Company may realize in its operations following consummation of the Merger. This analysis implied dilution ranging from -83.1% to -17.4% without synergies and accretion ranging from 13.4% to 55.2% with approximately $7.6 million of synergies, in each case to the Combined Company's EPS for the calendar year 1998. The actual results achieved by the Combined Company may vary from projected results and such variations may be material.

  While the foregoing summary describes certain analyses and factors that BancAmerica Robertson Stephens deemed material in its presentation to the Individual Board of Directors, it is not a comprehensive description of all analyses and factors considered by BancAmerica Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BancAmerica Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the BancAmerica Robertson Stephens Opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by BancAmerica Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by BancAmerica Robertson Stephens is based on all analyses and factors taken as a whole and also on application of BancAmerica Robertson Stephens' own experience and judgment. Such conclusion may involve significant elements of subjective judgment and qualitative analysis. BancAmerica Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, BancAmerica Robertson Stephens considered general economic, market and financial conditions. The analyses performed by BancAmerica Robertson Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Desktop Common Stock may trade at any future time.

  Individual engaged BancAmerica Robertson Stephens pursuant to the BancAmerica Robertson Stephens Engagement Letter on October 10, 1997. The BancAmerica Robertson Stephens Engagement Letter provides that, for its services, BancAmerica Robertson Stephens is entitled to receive, contingent upon consummation of the Merger, a fee equal to one percent (1.0%) of the Aggregate Transaction Value (as defined in the BancAmerica Robertson Stephens Engagement Letter). Individual has also agreed to reimburse BancAmerica Robertson Stephens for its out-of-pocket expenses and to indemnify and hold harmless BancAmerica Robertson Stephens and its affiliates and any other person, director, employee or agent of BancAmerica Robertson Stephens or any of its affiliates, or any person controlling BancAmerica Robertson Stephens or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by BancAmerica Robertson Stephens as financial advisor to Individual. The terms of the fee arrangement with BancAmerica Robertson Stephens, which Individual and BancAmerica Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between Individual and BancAmerica Robertson Stephens, and the Individual Board of Directors was aware of such fee arrangements.

  BancAmerica Robertson Stephens was retained based on BancAmerica Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as BancAmerica Robertson Stephens' investment banking relationship and familiarity with Individual. BancAmerica Robertson Stephens has provided financial advisory and investment banking services to Individual from time to time, including acting as managing underwriter for its initial public offering.

  BancAmerica Robertson Stephens is a nationally recognized investment banking firm. As part of its investment banking business, BancAmerica Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. BancAmerica Robertson Stephens may actively trade the equity of Individual and Desktop for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. BancAmerica Robertson Stephens maintains a market in the Individual Common Stock and regularly publishes research reports regarding the software industry and the business and securities of Individual and other publicly traded companies in the software industry.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of Individual Common Stock. This discussion does not deal with all income tax considerations that may be relevant to particular Individual stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, foreign persons, stockholders who acquired their shares in connection with previous mergers involving Individual or an affiliate, or stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including, without limitation, transactions in which shares of Individual Common Stock were or are acquired or shares of Desktop Common Stock were or are disposed of. Furthermore, no foreign, state or local tax considerations are address herein. ACCORDINGLY, INDIVIDUAL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

  The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code, with each of Desktop and Individual intended to qualify as a "party to the reorganization" under Section 368(b) of the Code.

  The parties are not requesting a ruling from the Internal Revenue Service ("IRS") in connection with the Merger. At or prior to the Effective Time, Desktop and Individual will have each received opinions from their respective legal counsel, Testa, Hurwitz & Thibeault, LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., respectively, that:

    (a) The Merger qualifies as a "reorganization" within the meaning of
  Section 368(a) of the Code, and Desktop and Individual are each a "party to the reorganization" within the meaning of Section 368(b) of the Code;

    (b) No gain or loss is recognized by holders of Individual Common Stock solely upon their receipt of Desktop Common Stock in the Merger in exchange therefor (except to the extent of cash received in lieu of fractional shares thereof);

    (c) The aggregate tax basis of the Desktop Common Stock received in the Merger by an Individual stockholder is the same as the aggregate tax basis of the Individual Common Stock surrendered in exchange therefor, reduced by the basis allocable to any fractional shares;

    (d) The holding period of the Desktop Common Stock received in the Merger by an Individual stockholder includes the period during which the stockholder held the Individual Common Stock surrendered in exchange therefor, provided that the Individual Common Stock is held as a capital asset at the time of the Merger;

    (e) Neither Desktop nor Individual recognizes material amounts of gain or loss solely as a result of the Merger; and

    (f) Cash payments received by holders of Individual Common Stock in lieu of fractional shares are treated as if such fractional shares of Desktop Common Stock had been issued in the Merger and then redeemed by Desktop. Individual stockholders receiving such cash generally recognize gain or loss, upon such payments, measured by the difference (if any) between the amount of cash received and the basis in such fractional shares.

  These opinions, which support the foregoing conclusions and this discussion of "Certain Federal Income Tax Considerations" have been filed as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part, neither bind the IRS nor preclude the IRS from adopting a contrary position (collectively, the "Tax Opinions"). Testa, Hurwitz & Thibeault, LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. have consented to the inclusion of their respective Tax Opinions in the Registration Statement. In addition, the Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Desktop and Individual, including representations in certificates delivered to counsel by the respective managements of Desktop and Individual. Of particular importance are those assumptions and representations relating to the "continuity of interest" requirement.

  To satisfy the continuity of interest requirement, Individual stockholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their Common Stock of Individual in anticipation of the Merger or (ii) the Desktop Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the Individual stockholders, as a group, no longer have a substantial proprietary interest in the Individual business being conducted by Desktop after the Merger. Individual stockholders will generally be regarded as having retained a substantial proprietary interest as long as the Desktop Common Stock received in the Merger (after reduction for any Planned Dispositions), in the aggregate, represents a "substantial portion" of the entire consideration received by the Individual stockholders in the Merger. For advance ruling purposes, the IRS considers the "substantial portion" requirement to be satisfied if at least 50% by value of the outstanding target stock (Individual in this case) is exchanged for parent stock (Desktop in this case) in the reorganization. If the continuity of interest requirement were not satisfied, the Merger would not be treated as a "reorganization."

  A successful IRS challenge to the "reorganization" status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in an Individual stockholder recognizing gain or loss with respect to each share of Individual Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the Desktop Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Desktop Common Stock so received would equal its fair market value and the holding period for such stock would begin the day after the Merger.

  Individual stockholders will be required to attach a statement to their tax returns for the year of the Merger that contains the information listed in Treas. Reg. Section 1.368-3(b). Such statement must include the stockholder's tax basis in the stockholder's Individual Common Stock and a description of the Desktop Common Stock received. INDIVIDUAL STOCKHOLDERS ARE URGED TO CONSULT THEIR PERSONAL TAX ADVISORS WITH RESPECT TO THIS STATEMENT.

GOVERNMENTAL AND REGULATORY APPROVALS

  Desktop and Individual are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states.

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt of confirmation by Desktop and Individual of the conclusions contained in letters from their respective independent accountants regarding those firms' concurrence with Desktop management's and Individual management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under APB No. 16, if closed and consummated in accordance with the Agreement.

                              TERMS OF THE MERGER

EFFECTIVE TIME

  The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"). The Closing Date will occur at a time and date to be specified by Desktop and Individual no later than the second business day after the satisfaction or waiver of the conditions to the Merger, or at such other time as Desktop and Individual agree in writing. Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Closing Date and Effective Time will be on or about February 24, 1998.

MANNER AND BASIS OF CONVERTING SHARES

  At the Effective Time of the Merger, Individual will merge with and into Desktop and Desktop will continue as the surviving corporation. As a result of the Merger, each outstanding share of Individual Common Stock, other than shares held in the treasury of Individual or owned by Desktop or any wholly-owned subsidiary of Desktop or Individual, will be converted into the right to receive one-half ( 1/2) of one share of Desktop Common Stock, and each outstanding warrant and each outstanding option or right to purchase Individual Common Stock under the Individual Stock Option Plans and Individual Stock Purchase Plan will be assumed by Desktop and will become an option, warrant or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof to reflect the Exchange Ratio. See "--Interests of Certain Persons."

  No fractional shares will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Individual Common Stock who would otherwise be entitled to a fraction of a share (after aggregating all fractional shares to be received by such holder) will receive from the Combined Company an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Desktop Common Stock for the ten most recent days that Desktop Common Stock has traded ending on the trading day immediately prior to the Effective time, as reported on Nasdaq.

  At or promptly after the Effective Time, the Combined Company, acting through the Exchange Agent, will deliver to each Individual stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of Individual Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF INDIVIDUAL COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding option or warrant to purchase Individual Common Stock, whether vested or unvested, will be assumed by the Combined Company without any action on the part of the holder thereof. WARRANTS AND OPTION AGREEMENTS NEED NOT BE SURRENDERED.

  No later than two business days after the Closing Date, the Combined Company will file a registration statement on Form S-8 under the Securities Act covering the shares of Combined Company Common Stock issuable upon exercise of options to purchase Individual Common Stock to be assumed by Desktop at the Effective Time.

STOCK OWNERSHIP FOLLOWING THE MERGER

  Based upon the capitalization of Individual as of the close of business on January 9, 1998 (including the number of shares of Individual Common Stock outstanding and the number of shares issuable upon exercise of outstanding options and warrants to purchase Individual Common Stock), an aggregate of approximately 8,209,098 shares of Desktop Common Stock will be issued to Individual stockholders in the Merger and Desktop will assume options and warrants for up to approximately 2,944,350 additional shares of Combined Company Common Stock. Based upon the number of shares of Desktop Common Stock issued and outstanding as of January 9, 1998, and after giving effect to the issuance of Desktop Common Stock as described in the previous sentence, the former holders of Individual Common Stock would hold, and have voting power with respect to, approximately 48.6% of the Combined Company's total issued and outstanding shares (or 53.5% of the Combined Company's issued and outstanding shares assuming exercise of all outstanding options and warrants to purchase Desktop Common Stock and Individual Common Stock). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Desktop or Individual changes subsequent to January 9, 1998 and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Desktop or Individual at the Effective Time or of the Combined Company at any time following the Effective Time.

  Of the 3,961,673 shares of Individual Common Stock subject to outstanding options under the Individual Stock Plans, 1,320,886 shares would be exercisable as of February 24, 1998 and, assuming the Merger is consummated on such date, an additional 1,740,017 shares would become exercisable as a result of acceleration provisions. All outstanding warrants to purchase Individual Common Stock may be exercised at any time prior to or subsequent to the Effective Time. See "--Interests of Certain Persons" and "Individual-- Securities Ownership of Certain Beneficial Owners and Management of Individual."

CONDUCT OF COMBINED COMPANY FOLLOWING THE MERGER

  Once the Merger is consummated, Individual will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Individual will be merged into Desktop, with Desktop remaining as the surviving corporation (the "Surviving Corporation"). Following the Merger, the headquarters of the Combined Company will be in Burlington, Massachusetts and, assuming the stockholders of Desktop approve such proposal, the name of the Surviving Corporation shall be "NewsEDGE Corporation."

  Pursuant to the Agreement, the Certificate of Incorporation of Desktop in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Desktop will become the Bylaws of the Surviving Corporation. The Board of Directors of the Surviving Corporation will consist of directors who are serving as directors of Desktop at the Effective Time. The officers of Desktop immediately prior to the Effective Time will remain as officers of the Surviving Corporation, until their successors are duly elected or appointed or qualified, and Mr. Kolowich will be appointed as Vice-Chairman of the Surviving Corporation.

  Following the Effective Time and pursuant to the Agreement, the Combined Company's Board of Directors will take action to cause the Board of Directors of the Combined Company, immediately after the Effective Time, (i) to consist of seven persons, four of whom were serving on the Board of Directors on the date of the Agreement (one of whom will be Donald L. McLagan and three of whom will be non-employee directors and are expected to be Rory J. Cowan, Ellen Carnahan and June Rokoff) ("Former Desktop Directors"), and three of whom will have served on the Individual Board (one of whom will be Michael E. Kolowich and two of whom will be non-employee directors and are expected to be James D. Daniell and William A. Devereaux) ("Former Individual Directors") and (ii) to reconstitute the Board of Directors of the Combined Company so that two Former Desktop Directors and one Former Individual Director will be in the class of directors whose terms expire at the Annual Meeting of Stockholders for the third year after the Effective Time, one Former Desktop Director and one Former Individual Director will be in the class whose term expires two years after the Effective Time, and one Former Desktop Director and one Former Individual Director will be in the class whose term expires at the Annual Meeting one year after the Effective Time. If, prior to the Effective Time, any of the Desktop or Individual designees decline or are unable to serve as directors of the Combined Company, then the company designating such person will designate another person to serve in such person's stead, which person will be reasonably acceptable to the other company.

  Pursuant to the Agreement, at the Effective Time, Donald L. McLagan will continue as the Chairman, President and Chief Executive Officer of the Combined Company, Michael E. Kolowich will become the Vice-Chairman of the Combined Company, and Edward R. Siegfried will continue as the Vice President--Finance and Operations, and Chief Financial Officer of the Combined Company.

CONDUCT OF DESKTOP'S AND INDIVIDUAL'S BUSINESS PRIOR TO THE MERGER

  Pursuant to the Agreement, each of Desktop and Individual have agreed, on behalf of itself and its subsidiaries, that during the period from the date of the Agreement and continuing until the earlier of the termination of the Agreement pursuant to its terms or the Effective Time, except as set forth in certain disclosure schedules or to the extent that the other party shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due and to use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In furtherance of the foregoing and subject to applicable law, Desktop and Individual have agreed to confer, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of business. In addition, except as set forth in certain disclosure schedules to the Agreement, without the prior written consent of the other, each of Desktop and Individual have agreed that it shall neither do any of the following nor permit its subsidiaries to do any of the following:

    (a) amend or otherwise change its Certificate of Incorporation or By-
  Laws;

    (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under the Individual Stock Option Plans, the Desktop Stock Option Plans or under outstanding warrants, as the case may be, or pursuant to rights to purchase shares under the Individual Stock Purchase Plan and the Desktop Stock Purchase Plan, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof); provided, however, that Desktop may continue to grant options pursuant to the Desktop Stock Option Plans without the prior consent of Individual, in amounts not to exceed 1,500 shares per person, and Individual may continue to grant options pursuant to the Individual Stock Option Plans, without the prior written consent of Desktop, in amounts not to exceed 3,000 shares per person.

    (c) sell, pledge, dispose of or encumber any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

    (d) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options granted under the Individual Stock Option Plans, the Desktop Stock Option Plans, the Individual Stock Purchase Plan and the Desktop Stock Purchase Plan (the "Employee Plans") or under outstanding warrants or authorize cash payments in exchange for any options granted under any of such plans;

    (e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

    (f) sell, transfer, license, sublicense or otherwise dispose of any Individual intellectual property rights or Desktop intellectual property rights, as the case may be, or amend or modify any existing agreements with respect to any Individual intellectual property rights, Individual Intellectual Property rights agreements, Desktop Intellectual Property rights or Desktop intellectual property rights agreements, as the case may be, other than nonexclusive object and source code licenses in the ordinary course of business consistent with past practice;

    (g) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of its subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole (except pursuant to a capital expenditure budget approved in writing by both parties); or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the foregoing matters;

    (h) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees who are not officers in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis) or other employee, or establish, adopt, enter into or amend any Employee Plan;

    (i) take any action, other than as required by generally accepted accounting principles ("GAAP"), to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, capitalization of software development costs, payments of accounts payable and collection of accounts receivable);

    (j) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax, except to the extent the amount of any such settlement has been reserved for on its most recent report filed with the SEC;

    (k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Individual or Desktop, as the case may be, or incurred in the ordinary course of business and consistent with past practice;

    (1) except as may be required by law, take any action to terminate or amend any of its Employee Plans other than in connection with the Merger;

    (m) take or allow to be taken or fail to take any act or omission which would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes under GAAP;

    (n) enter into any material partnership arrangements, joint development agreements or strategic alliances; or

    (o) take, or agree in writing or otherwise to take, any of the actions described in (a) through (n) above, or any action which would make any of the representations or warranties of Individual or Desktop, as the case may be, contained in the Agreement untrue or incorrect or prevent Individual or Desktop, as the case may be, from performing or cause Individual or Desktop, as the case may be, not to perform its covenants under the Agreement or result in any of the conditions to the Merger set forth in the Agreement not being satisfied.

NO SOLICITATION

  Under the terms of the Agreement, until the earlier of the Effective Time or termination of the Agreement pursuant to its terms, each of Desktop and Individual have agreed that, without the other's prior written consent, they will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, solicit or encourage the initiation or submission of, any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction, involving the other party or any subsidiaries of the other party (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"). Each of Desktop and Individual have agreed to (i) notify Individual or Desktop, respectively, immediately upon receipt of any Acquisition Proposal or any request for nonpublic information relating to Individual or Desktop, respectively, or any of their subsidiaries in connection with an Acquisition Proposal, and (ii) immediately notify Individual or Desktop, respectively, of the identity of the offeror and the terms and conditions of any such proposal in reasonable detail.

  Notwithstanding the foregoing, each of Desktop and Individual may, to the extent its Board of Directors determines, in good faith, after receiving a written opinion of outside legal counsel to the effect that the Board of Directors is required to do so in order to discharge properly its fiduciary duties, participate in discussions or negotiations with, and, subject to the execution of a confidentiality agreement and subject to payment of a fee of $3.5 million to the other party and the triggering of the other party's rights under the Option Agreement, furnish information to any person, entity or group after such person, entity or group has delivered to either Desktop or Individual, as the case may be, in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of such company in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a Superior Proposal.

  In the event either Desktop or Individual receives a Superior Proposal, the Board of Directors of such company may approve such Superior Proposal or recommend such Superior Proposal to its stockholders, if the Board determines that such action is required by its fiduciary duties under applicable law. However, any such action could give rise to a payment of $3.5 million to the other party and trigger the other party's rights under the Option Agreement.

BREAK UP FEES; EXPENSES

  Except as set forth below, all fees and expenses incurred in connection with the Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated.

  Each of Desktop and Individual have agreed that (i) if it accepts a Superior Proposal or if the Board of directors of such company recommends a Superior Proposal to the stockholders of such company, (ii) if the stockholders of such company fail to approve the Merger and such party subsequently enters into an Alternative Transaction within six months of termination of the Agreement,
(iii) if the Board of Directors of such company shall have withdrawn or modified, in a manner adverse to the other party, its recommendation in favor of the Merger, (iv) if such company breaches any covenant or agreement set forth in the Agreement and such breach is not cured within five days, (v) if any representation or warranty on the part of the other party proves to be untrue on the date made and such failure to be true is reasonably likely to have a material adverse effect, or (vi) if such company delivers non-public information of such company to a third party pursuant to an Acquisition Proposal, then such company will immediately pay to the other party the sum of $3.5 million.

CONDITIONS TO THE MERGER

  The respective obligations of each party to the Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Agreement shall have been approved and adopted by the requisite vote under applicable law by the stockholders of Individual and Desktop, respectively, and the issuance of shares of Desktop Common Stock by virtue of the Merger shall have been duly approved by the requisite vote under the rules of Nasdaq by the stockholders of Desktop, (b) the SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC, (c) no court, administrative agency or commission or other governmental authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger,
(d) Individual and Desktop shall each have received substantially identical written opinions from their counsel, Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. and Testa, Hurwitz & Thibeault, LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code,
(e) the shares of Desktop Common Stock issuable to stockholders of Individual pursuant to the Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance, (f) each of Desktop and Individual shall have received confirmation of the conclusions contained in letters from each of Arthur Andersen LLP and Coopers & Lybrand L.L.P., each dated within two (2) business days prior to the Effective Time, regarding those firms' concurrence with Desktop managements' and Individual managements' conclusions as to the appropriateness of pooling of interest accounting for the Merger under APB No. 16, if the Merger is consummated in accordance with the Agreement. If the condition set forth in (d) above is waived by either Desktop or Individual, then Desktop and Individual will undertake to recirculate the Joint Proxy Statement/Prospectus and to resolicit.

  In addition, the obligations of Individual to consummate and effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Individual: (a) the representations and warranties of Desktop contained in the Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by the Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases where the failure to be so true and correct, would not have a material adverse effect on Desktop, and Individual shall have received a certificate to such effect signed on behalf of Desktop by the President and the Chief Financial Officer of Desktop; (b) Desktop shall have performed or complied in all material respects with all agreements and covenants required by the Agreement to be performed or complied with by it on or prior to the Effective Time, and Individual shall have received a certificate to such effect signed on behalf of Desktop by the President and the Chief Financial Officer of Desktop, (c) all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings to be made, by Desktop for the authorization of the Agreement shall have been obtained and made by Desktop; (d) there shall not have been instituted, pending or threatened any act and or proceeding by any court, administrative agency or commission or other governmental authority or instrumentality seeking to prohibit or limit Individual from exercising all material rights and privileges pertaining to its ownership in the Combined Company or seeking to compel Individual to dispose of or hold separate or any material portion of the business or assets of Individual as a result of the Merger; (e) no material adverse effect with respect to Desktop shall have occurred since the date of the Agreement; (f) Individual shall have received an Affiliate Agreement from each Desktop affiliate; (g) Individual shall have received a legal opinion from Testa, Hurwitz & Thibeault, LLP, counsel to Desktop, in a form reasonably acceptable to Individual; and (h) Desktop shall have received a consent required as a result of the Merger under a third party agreement.

  Further, the obligations of Desktop to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Desktop: (a) the representations and warranties of Individual contained in the Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by the Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases where the failure to be so true and correct, would not have a material adverse effect on Individual, and Desktop shall have received a certificate to such effect signed on behalf of Individual by the President and the Chief Financial Officer of Individual; (b) Individual shall have performed or complied in all material respects with all agreements and covenants required by the Agreement to be performed or complied with by it on or prior to the Effective Time, and Desktop shall have received a certificate to such effect signed on behalf of Individual by the President and the Chief Financial Officer of Individual; (c) all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings to be made, by

Individual for the authorization of the Agreement shall have been obtained and made by Individual; (d) there shall not have been instituted, pending or threatened any act and or proceeding by any court, administrative agency or commission or other governmental authority or instrumentality seeking to prohibit or limit Individual from exercising all material rights and privileges pertaining to its ownership in the Combined Company or seeking to compel Desktop to dispose of or hold separate or any material portion of the business or assets of Desktop as a result of the Merger; (e) no material adverse effect with respect to Individual shall have occurred since the date of the Agreement; (f) Desktop shall have received an Affiliate Agreement from each Individual affiliate; (g) Desktop shall have received a legal opinion from Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., LLP, special counsel to Individual, in a form reasonably acceptable to Desktop; and (h) Individual shall have received the consents required as a result of the Merger under certain third party agreements.

TERMINATION OF THE AGREEMENT

  The Agreement provides that it may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of Desktop and Individual: (a) by mutual written consent duly authorized by the Boards of Directors of Desktop and Individual; (b) by either Desktop or Individual if the Merger shall not have been consummated by April 30, 1998 (provided that the right to so terminate the Agreement shall not be available to any party whose failure to fulfill any obligation under the Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (c) by either Desktop or Individual if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (d) by either Desktop or Individual if the required approvals of the stockholders of Desktop or Individual contemplated by the Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof (provided that the right to so terminate the Agreement shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of the Agreement; (e) by either Desktop or Individual, if Individual shall have accepted a Superior Proposal or if the Individual Board recommends an Individual Superior Proposal to the stockholders of Individual; (f) by Desktop, if the Individual Board shall have withheld, withdrawn or modified in a manner adverse to Desktop its recommendation in favor of the Merger; (g) by either Desktop or Individual, if Desktop shall have accepted a Desktop Superior Proposal or if the Desktop Board recommends a Desktop Superior Proposal to the stockholders of Desktop; (h) by Individual, if the Desktop Board shall have withheld, withdrawn or modified in a manner adverse to Individual its recommendation in favor of the Merger; (i) by Individual, upon a breach of any covenant or agreement on the part of Desktop set forth in the Agreement such that the conditions set forth in subsection
(b) of the second to last paragraph of the preceding section would not be satisfied as of the time of such breach (provided that if such breach by Desktop is curable by Desktop through the exercise of its commercially reasonable efforts within five (5) days of the time of such breach, then Individual may not so terminate the Agreement during such five-day period provided Desktop continues to exercise such commercially reasonable efforts);
(j) by Desktop, upon a breach of any covenant or agreement on the part of Individual set forth in the Agreement such that the conditions set forth in subsection (b) of the last paragraph of the preceding section would not be satisfied as of the time of such breach (provided that if such breach by Individual is curable by Individual through the exercise of its commercially reasonable efforts within five (5) days of the time of such breach, then Desktop may not so terminate the Agreement during such five-day period provided Individual continues to exercise such commercially reasonable efforts); (k) by Individual, if there shall have occurred any material adverse effect with respect to Desktop since the date of the Agreement; (l) by Desktop, if there shall have occurred any material adverse effect with respect to Individual since the date of the Agreement; (m) by either Desktop or Individual if the SEC determines that Desktop may not account for the Merger as a pooling of interests; (n) by Desktop if any representation or warranty on the part of Individual set forth in the Agreement proves to be untrue on the date made and such failure to be true is reasonably likely to have a material adverse effect with respect to Individual; or (o) by Individual if any representation or warranty on the part of Desktop set forth in the Agreement proves to be untrue on the date made and such failure to be true is reasonably likely to have a material adverse effect with respect to Desktop.

OPTION AGREEMENTS

  The following discussion summarizes the terms of the Desktop Option Agreement (as defined below) and the Individual Option Agreement (as defined below). The following is not, however, a complete statement of all provisions of such agreements and the discussion herein is qualified in its entirety by reference to the more detailed information set forth in such agreements, attached to this Prospectus/Joint Proxy Statement as Annex B and Annex C, respectively.

  As an inducement to Individual to enter into the Agreement, Desktop entered into a Stock Option Agreement with Individual dated November 2, 1997 (the "Desktop Option Agreement") pursuant to which Desktop granted Individual the right (the "Desktop Option"), under certain conditions, to purchase up to 1,726,398 shares of Desktop Common Stock by exchanging therefor shares of Individual Common Stock at the rate of two shares of Individual Common Stock for each share of Desktop Common Stock and/or, at Individual's election, by paying cash of $10.34 per share.

  Subject to certain conditions, the Desktop Option may be exercised in whole or in part by Individual (i) upon the commencement of a tender or exchange offer for 25% or more of any class of Desktop's capital stock; (ii) in the event the Board of Directors of Desktop shall have withheld, withdrawn or modified, in a manner adverse to Individual, its recommendation in favor of the Merger; (iii) in the event Desktop shall have accepted a Superior Proposal or if the Desktop Board recommends a Superior Proposal to the stockholders of Desktop; (iv) in the event the stockholders of Desktop fail to approve the Merger or the issuance of shares of Desktop Common Stock by virtue of the Merger and Desktop subsequently enters into an Alternative Transaction within six months of termination of the Agreement; (v) in the event that any representation or warranty on the part of Desktop set forth in the Agreement proves to be untrue on the date made and such failure to be true is reasonably likely to have a material adverse effect with respect to Desktop; or (vi) in the event Desktop delivers any nonpublic information with respect to Desktop to a third party making an Acquisition Proposal (any of the events specified in clauses (i)-(vi) of this sentence are referred to herein as a "Desktop Exercise Event"). The Desktop Option Agreement terminates upon the earlier of
(i) at the Effective Time, (ii) 180 days following the termination of the Agreement if a Desktop Exercise Event shall have occurred on or prior to the date of such termination, and (iii) the date on which the Agreement is terminated if a Desktop Exercise Event shall not have occurred on or prior to such date (provided, however, with respect to clause (ii) of this sentence, that if the Desktop Option cannot be exercised by reason of any applicable government order, then the Desktop Option Agreement shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal). Notwithstanding the foregoing, the Desktop Option may not be exercised if Individual is in breach in any material respect of any of its covenants or agreements contained in the Agreement.

  As an inducement to Desktop to enter into the Agreement, Individual entered into a Stock Option Agreement with Desktop dated November 2, 1997 (the "Individual Option Agreement") pursuant to which Individual granted Desktop the right (the "Individual Option"), under certain conditions, to purchase up to 3,249,779 shares of Individual Common Stock by exchanging therefor shares of Desktop Common Stock at the rate of one-half ( 1/2) of one share of Desktop Common Stock for each share of Individual Common Stock and/or, at Desktop's election, by paying cash of $5.17 per share.

  Subject to certain conditions, the Individual Option may be exercised in whole or in part by Desktop (i) upon the commencement of a tender or exchange offer for 25% or more of any class of Individual's capital stock; (ii) in the event the Board of Directors of Individual shall have withheld, withdrawn or modified, in a manner adverse to Desktop its recommendation in favor of the Merger; (iii) in the event Individual shall have accepted a Superior Proposal or if the Board of Directors of Individual recommends a Superior Proposal to the stockholders of Individual; (iv) in the event the stockholders of Individual fail to approve the Agreement and the Merger and Individual subsequently enters into an Alternative Transaction within six months of termination of the Agreement (v) in the event that any representation or warranty on the part of Individual set forth in the Agreement proves to be untrue on the date made and such failure to be true is reasonably likely to have a material adverse effect with respect to Individual; or (vi) in the event Individual delivers any nonpublic information with respect to Individual to a third party making an Acquisition Proposal (any of the events specified in clauses (i)-(vi) of this sentence are referred to herein as an "Individual Exercise Event"). The Individual Option Agreement terminates upon the earlier of (i) at the Effective Time, (ii) 180 days following the termination of the Agreement if an Individual Exercise Event shall have occurred on or prior to the date of such termination, and
(iii) the date on which the Agreement is terminated if an Individual Exercise Event shall not have occurred on or prior to such date; (provided, however, with respect to clause (ii) of this sentence, that if the Individual Option cannot be exercised by reason of any applicable government order shall not have expired or been terminated, then the Individual Option Agreement shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Individual Option may not be exercised if Desktop is in breach in any material respect of any of its covenants or agreements contained in the Agreement.

PARTICIPATION AGREEMENTS

  Each of the executive officers of Desktop and each of the members of the Desktop Board and their affiliates, including Donald L. McLagan, trusts for the benefit of Mr. McLagan's children, Edward R. Siegfried, Clifford M. Pollan, Daniel F.X. O'Reilly, John L. Moss, A. Baron Cass III, June Rokoff, Rory J. Cowan, Ellen Carnahan and William Blair Venture Partners III (who own an aggregate of 2,901,116 shares of Desktop Common Stock and options exercisable as of the Desktop Record Date to purchase 60,084 shares of Desktop Common Stock, representing approximately 33.38% of the votes entitled to be cast by holders of shares of Desktop Common Stock issued and outstanding as of the Desktop Record Date has entered into a Desktop Participation Agreement with Individual. Pursuant to the Desktop Participation Agreement, which is irrevocable, each of the foregoing Desktop stockholders has agreed to vote in favor of the Merger and against approval of any proposal made in opposition or competition with consummation of the Merger.

  Each of the members of the Individual Board and their affiliates and certain of the executive officers of Individual including Michael E. Kolowich, Robert
L. Lentz, Joseph A. Amram, James D. Daniell, William A. Devereaux, Jeffery S. Galt, Elon Kohlberg, Marino R. Polestra, Gregory S. Stanger, funds managed by Burr, Egan, Deleage & Co., The Dialog Corporation and Microsoft Corporation (who own an aggregate of 3,869,592 shares of Individual Common Stock and options and warrants exercisable as of the Individual Record Date to purchase 1,025,806 shares of Individual Common Stock, representing approximately 23.6% of the votes entitled to be cast by holders of shares of Individual Common Stock issued and outstanding as of the Individual Record Date has entered into an Individual Participation Agreement with Desktop. Pursuant to the Individual Participation Agreement, which is irrevocable, each of the foregoing Individual stockholders has agreed to vote in favor of the Merger and against approval of any proposal made in opposition or competition with consummation of the Merger.

AFFILIATE AGREEMENTS

  Each of the executive officers of Desktop and each of the members of the Board of Directors of Desktop and their affiliates have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Desktop Common Stock held by them to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. Each of the members of the Board of directors of Individual and certain officers of Individual and their affiliates have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Individual Common Stock held by them prior to the Merger and the shares of Desktop Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities and tax laws and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes.

INTERESTS OF CERTAIN PERSONS

  Desktop is currently negotiating an employment agreement with Mr. Kolowich, Individual's Chairman, Chief Executive Officer and President.

 Individual Options

  The number of shares exercisable pursuant to options issued under the Individual Amended and Restated 1989 Stock Option Plan, as amended (the "Individual 1989 Plan"), pursuant to the terms of the option agreements issued pursuant thereto, is subject to partial acceleration as a result of the Merger such that 50% of the shares that are not exercisable immediately preceding the Effective Time of the Merger will become exercisable upon the Effective Time. In addition, certain options granted to executive officers and directors of Individual under the Individual 1989 Plan will become fully vested at the Effective Time, and options issued under the Individual 1996 Non-Employee Director Plan will become fully vested at the Effective Time. See "--Stock Ownership Following the Merger" and "Individual--Securities Ownership of Certain Beneficial Owners and Management of Individual.

 Indemnification

  The Third Amended and Restated Certificate of Incorporation of Individual contains certain provisions permitted under Delaware General Corporation Law
(DGCL) relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Third Amended and Restated Certificate of Incorporation of Individual also contains provisions indemnifying the directors and officers of Individual to the fullest extent permitted by the DGCL. Desktop, as the Surviving Corporation, has agreed pursuant to the Agreement, to indemnify the officers and directors of Individual, to the fullest extent permitted under DGCL and under the Certificate, with regard to any liabilities arising out of or pertaining to any action or omission in his or her capacity as director, officer or employee of Individual, occurring prior to the Effective Time (including, without limitation, actions or omissions relating to the Merger). Individual officers and directors will also benefit from a "tail" on Individual's existing directors, officers and company liability insurance policy for an additional one year.

                    UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL INFORMATION

FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the Merger, using the pooling of interests method of accounting.

  The unaudited pro forma combined condensed financial statements reflect certain assumptions deemed probable by management regarding the Merger (e.g., that share information used in the unaudited pro forma information approximates actual share information at the effective date). No adjustments to the unaudited pro forma combined condensed financial information have been made to account for different possible results in connection with the foregoing, as management believes that the impact on such information of the varying outcomes, individually or in the aggregate would not be materially different.

  The unaudited pro forma combined condensed balance sheet as of September 30, 1997 gives effect to the Merger as if it had occurred on September 30, 1997, and combines the unaudited condensed consolidated balance sheet of Desktop and the unaudited condensed consolidated balance sheet of Individual as of September 30, 1997.

  The unaudited pro forma combined condensed statements of operations combine the historical consolidated statements of operations of Desktop and Individual for each of the three years ended December 31, 1996 and the nine months ended September 30, 1997, in each case as if the Merger had occurred at the beginning of the earliest period presented.

  Desktop and Individual estimate that they will incur direct transaction costs of approximately $4 million associated with the Merger, which will be charged to operations upon consummation of the Merger. In addition, it is expected that following the Merger, the Combined Company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. There can be no assurance that the Combined Company will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

  Such unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Desktop and Individual and should be read in conjunction with the respective historical consolidated financial statements and notes thereto of Desktop and Individual included elsewhere in this Prospectus/Joint Proxy Statement, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the Combined Company.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                             PRO FORMA  PRO FORMA
                                        DESKTOP  INDIVIDUAL ADJUSTMENTS COMBINED
                                        -------- ---------- ----------- ---------
                ASSETS
 Current assets:
   Cash and cash equivalents..........  $ 29,220  $  9,920    $         $ 39,140
   Short-term investments.............    13,157     8,679                21,836
   Accounts receivable, net...........     4,865     6,063                10,928
   Prepaid expenses and deposits......     2,569     1,926                 4,495
                                        --------  --------              --------
     Total current assets.............    49,811    26,588                76,399
                                        --------  --------              --------
 Property and equipment, net..........     5,591     4,028                 9,619
                                        --------  --------              --------
 Other assets, net....................       143     2,182                 2,325
                                        --------  --------    ------    --------
     Total assets.....................  $ 55,545  $ 32,798    $   --    $ 88,343
                                        ========  ========    ======    ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
   Accounts payable...................  $  2,149  $  2,668    $         $  4,817
   Accrued expenses...................     6,053     8,928                14,981
   Accrued merger and integration
    costs.............................        --        --     4,000       4,000
   Deferred revenue, current..........    15,122    10,510                25,632
   Current portion of long-term
    obligations.......................        34     1,226                 1,260
                                        --------  --------    ------    --------
     Total current liabilities........    23,358    23,332     4,000      50,690
                                        --------  --------    ------    --------
 Long-term obligations, less current
  portion.............................        12     1,235                 1,247
                                        --------  --------              --------
 Deferred revenue, noncurrent.........         2        --                     2
                                        --------  --------              --------
 Stockholders' equity:
   Common stock, $0.01 par value......        87       163       (82)        168
   Additional paid-in capital.........    31,925    91,515        82     123,522
   Cumulative translation adjustment..        --        12                    12
   Unrealized gain on marketable
    securities........................        --       222                   222
   Retained earnings (deficit)........       161   (83,681)   (4,000)    (87,520)
                                        --------  --------    ------    --------
     Total stockholders' equity.......    32,173     8,231    (4,000)     36,404
                                        --------  --------    ------    --------
     Total liabilities and
      stockholders' equity............  $ 55,545  $ 32,798    $   --    $ 88,343
                                        ========  ========    ======    ========

   See accompanying notes to unaudited pro forma combined condensed financial statements.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  NINE
                                                              MONTHS ENDED
                                YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                --------------------------  ------------------
                                 1994     1995      1996      1996      1997
                                -------  -------  --------  --------  --------
Revenues....................... $24,469  $42,122  $ 61,838  $ 43,873  $ 57,743
                                -------  -------  --------  --------  --------
Costs and expenses:
  Cost of revenues.............   8,463   15,186    23,186    15,660    22,756
  Customer support expenses....   1,656    2,315     2,983     2,113     3,795
  Development expenses.........   3,177    5,610     9,268     6,707     9,266
  Sales and marketing
   expenses....................  13,510   19,379    27,229    19,332    25,590
  General and administrative
   expenses....................   2,167    4,339     7,124     4,589     4,347
  Mergers, disposition and
   other charges...............     --       --     39,422    37,482     5,016
                                -------  -------  --------  --------  --------
    Total costs and expenses...  28,973   46,829   109,212    85,883    70,770
                                -------  -------  --------  --------  --------
  Loss from operations.........  (4,504)  (4,707)  (47,374)  (42,010)  (13,027)
Interest income................      80    1,128     2,640     1,642     2,827
Interest expense...............     (93)    (452)     (872)     (896)     (432)
                                -------  -------  --------  --------  --------
Loss before provision for
 income taxes..................  (4,517)  (4,031)  (45,606)  (41,264)  (10,632)
Provision for income taxes.....       4      206       709       384     1,107
                                -------  -------  --------  --------  --------
  Net loss.....................  (4,521)  (4,237)  (46,315)  (41,648)  (11,739)
Accretion of dividends on
 Series B Preferred Stock......    (135)    (101)      --        --        --
Discount on redemption of
 Series B Preferred Stock......     --     1,232       --        --        --
                                -------  -------  --------  --------  --------
  Net loss available for common
   stockholders................ $(4,656) $(3,106) $(46,315) $(41,648) $(11,739)
                                =======  =======  ========  ========  ========
Net loss per common and common
 equivalent share.............. $ (0.39) $ (0.25) $  (2.98) $  (2.73) $  (0.70)
                                =======  =======  ========  ========  ========
Weighted average number of
 common and common equivalent
 shares outstanding............  12,024   12,669    15,543    15,249    16,653
                                =======  =======  ========  ========  ========


   See accompanying notes to unaudited pro forma combined condensed financial statements.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  (1) These unaudited pro forma combined financial statements reflect the issuance of 8,166,712 shares of Desktop Common Stock in exchange for an aggregate of 16,333,424 shares of Individual Common Stock (outstanding as of September 30, 1997) in connection with the Merger, based on the Exchange Ratio of 0.5 set forth in the following table.

   Individual Common Stock outstanding as of September 30, 1997.... 16,333,424
   Exchange Ratio..................................................        0.5
                                                                    ----------
   Number of shares of Desktop Common Stock exchanged..............  8,166,712
   Number of shares of Desktop Common Stock outstanding as of Sep-
    tember 30, 1997................................................  8,670,411
                                                                    ----------
   Number of shares of Combined Company Common Stock outstanding after completion of the Merger................................. 16,837,123
                                                                    ==========

  The actual number of shares of Desktop common stock to be issued will be determined at the Effective Time based on the number of shares of Individual Common Stock outstanding on that date.

  (2) Desktop and Individual estimate they will incur direct transaction costs of approximately $4 million associated with the Merger consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations upon consummation of the Merger. These direct transaction costs have been reflected in the pro forma combined balance sheet.

  It is expected that following the Merger, the Combined Company will incur additional significant charges to operations, which are not currently reasonably estimable, to reflect costs associated with integrating the two companies. These charges have not been reflected in the pro forma condensed balance sheet. There can be no assurance that the Combined Company will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

  The direct transaction costs and additional significant charges are not reflected in the pro forma combined condensed statements of operations.

  (3) The unaudited pro forma combined condensed financial statements do not include adjustments to conform the accounting policies of Individual to those followed by Desktop. The nature and extent of such adjustments, if any, will be based upon further analysis and are not expected to be material.

  (4) The pro forma combined net loss per share is based on the combined weighted average number of common shares of Desktop Common Stock and Individual Common Stock for each period. This is based on the exchange Ratio of 0.5 shares of Desktop Common Stock for each share of Individual Common Stock as described in the Merger Agreement. Common equivalent shares have been excluded as their effect would be antidilutive.

  (5) Certain financial statement balances of Individual have been reclassified to conform with the Desktop financial statement presentation.

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COMBINED COMPANY FOLLOWING THE MERGER

  The Individual Board and the Desktop Board have determined that the Combined Company would have the potential to realize long-term improved operating and financial results and a stronger competitive position. Desktop and Individual believe that there is a strategic fit among their respective services and that, in order to succeed in the market served by these services, suppliers will need to expand their service offerings to address a wider range of customer requirements. Desktop and Individual also believe that the Merger will provide greater opportunities to develop business relationships, license technology, and engage in other strategic combinations and transactions involving their respective products and technologies than would be the case if the companies otherwise independently engaged in these activities. In this way, the Merger could provide the Combined Company with the range of products and services required to play a defining role in the market for automated news delivery.

  However, these anticipated benefits will depend in part on whether the companies' operations can be integrated in an efficient and effective manner. There can be no assurance that this will occur. The combination of the companies will require, among other things, integration of the companies' respective service offerings and coordination of the companies' sales, marketing and research and development efforts. Historically, the sales models used by Desktop's and Individual's sales organizations have differed significantly, although each employs direct sales personnel. As compared to Desktop, Individual's product line has traditionally experienced a shorter sales cycle and its sales model has relied more heavily on telesales. There can be no assurance that the Combined Company will be able to take full advantage of the combined sales force's efforts. Desktop and Individual also use a number of distribution channels in the various geographic markets in which their respective products are sold and there can be no assurance that channel conflict will not develop following the Merger as the Combined Company attempts to integrate these channels.

  The success of the integration process will be significantly influenced by the ability of the Combined Company to attract and retain key management, sales, marketing and research and development personnel. There is no assurance that the foregoing will be accomplished smoothly or successfully. The integration of operations following the Merger will require the dedication of management resources, which may distract attention from the day-to-day operations of the Combined Company. The inability of management to successfully integrate the operations of the companies could have a material adverse effect upon the business, operating results and financial condition of the Combined Company. See "Risk Factors" for additional risks associated with the Merger.

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

                 ADDITIONAL MATTERS BEING SUBMITTED TO A VOTE
                         OF ONLY DESKTOP STOCKHOLDERS

AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO CHANGE NAME

  Desktop's Certificate provides that the name of Desktop is "Desktop Data, Inc." Pursuant to the Agreement, Desktop has agreed to propose and recommend that the Certificate be amended at the Effective Time to change Desktop's name to "NewsEDGE Corporation." The Board of Directors of Desktop has authorized such amendment of the Certificate at the Effective Time, subject to stockholder approval. Under the proposed amendment, subject to and upon consummation of the Merger, Article I of the Certificate would be amended and restated to read as follows:

  "The name of the corporation is "NewsEDGE Corporation."

  The Desktop stockholders are being asked to approve such amendment. It is expected that the products of the Combined Company will be sold under a single "NewsEDGE" branded label and that the name "NewsEDGE Corporation" will provide the Combined Company with a recognizable product/company association that the name Desktop Data, Inc. does not currently provide. The affirmative vote of the holders of a majority of the shares of Desktop Common Stock issued and outstanding on the Desktop Record Date will be required to approve the amendment of the Certificate. The effect of an abstention is the same as that of a vote against the proposal.

  THE DESKTOP BOARD UNANIMOUSLY RECOMMENDS THAT THE DESKTOP STOCKHOLDERS VOTE "FOR" THE AMENDMENT OF THE DESKTOP AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO CHANGE THE CORPORATE NAME OF DESKTOP TO "NEWSEDGE CORPORATION," SUBJECT TO AND UPON CONSUMMATION OF THE MERGER.

AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

  Desktop's Certificate provides that the number of authorized shares of Common Stock, par value $.01 per share, is 15,000,000 shares. To fulfill its obligations to Individual Stockholders, option holders and warrant holders under the Agreement and to accommodate the increases in the authorized shares reserved for issuance under the Desktop 1995 Stock Plan and the 1995 Employee Stock Purchase Plan, Desktop requires a minimum of approximately 25,000,000 shares. Accordingly, on November 2, 1997, the Board of Directors of Desktop resolved to recommend to the stockholders of Desktop that Desktop amend the Certificate to increase the number of authorized shares of Desktop Common Stock from 15,000,000 to 35,000,000 shares.

  As of January 9, 1998, there were approximately 8,700,000 shares of Desktop Common Stock issued and outstanding. Upon consummation of the Merger, Desktop will be required to issue approximately 8,200,000 shares of Desktop Common Stock to holders of Individual Common Stock. According to the terms of the Merger, Desktop has also agreed to assume all outstanding options, warrants or rights to purchase Individual Common Stock, which will require Desktop to reserve approximately 3,100,000 shares for such purpose. Assuming that the proposals to amend the Desktop 1995 Stock Plan and the Desktop 1995 Employee Stock Purchase Plan are approved, there will be approximately 3,900,000 shares reserved for future issuance pursuant to Desktop's Stock Plans. Unless the authorized but unissued shares of Common Stock is increased to at least approximately 24,000,000, Desktop will not have a sufficient number of authorized but unissued shares of Common Stock to satisfy its obligations under the Agreement or issue any further options under its stock plans.

  The Board of Directors of Desktop wishes to further increase the authorized but unissued shares of Common Stock to 35,000,000 so that the Board of Directors will have the authority to issue approximately 11,000,000 additional shares of Common Stock without stockholder approval for other corporate purposes. These other purposes may include, without limitation: entering into collaborative research and development arrangements with other companies in which Desktop Common Stock or the right to acquire Desktop Common Stock are part of the consideration; raising capital through the sale of Desktop Common Stock; attracting and retaining valuable employees by the issuance of additional stock options; resolving potential lawsuits or disputes to which Desktop

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

may be a party by the issuance of Desktop Common Stock or warrants for Desktop Common Stock in settlement thereof; and other transactions involving the use of Desktop Common Stock. Desktop has no present commitments, agreements or undertakings to issue any additional shares for any such other purpose.

  The Desktop stockholders are being asked to approve such amendment. The affirmative vote of the holders of a majority of the shares of Desktop Common Stock issued and outstanding on the Desktop Record Date will be required to approve the amendment of the Certificate. The effect of an abstention is the same as that of a vote against the proposal.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE TO INCREASE THE AUTHORIZED SHARES OF DESKTOP COMMON STOCK FROM 15,000,000 SHARES TO 35,000,000 SHARES, SUBJECT TO AND UPON CONSUMMATION OF THE MERGER.

AMENDMENT OF THE 1995 STOCK PLAN

  Desktop's 1995 Stock Plan (the "Desktop Option Plan") was initially adopted by the Desktop Board on June 16, 1995 and initially approved by the Desktop stockholders on June 26, 1995. The Desktop Option Plan authorizes the grant of stock to employees, non-employee directors and consultants of Desktop. A maximum of 625,000 shares of Desktop Common Stock were originally reserved for issuance under the Desktop Option Plan and such number was increased to 1,625,000 at Desktop's Annual Meeting of Stockholders which was held on June 3, 1997. Options granted under the Desktop Option Plan may be either "incentive stock options" as defined in Section 422 of the Code, or nonstatutory stock options, as determined by the Compensation Committee of the Desktop Board. Stock appreciation rights may also be granted under the Desktop Option Plan.

  As of January 9, 1998, options to purchase 902,179 shares of Desktop Common Stock granted under the Desktop Option Plan were outstanding, 719,329 shares remained available for future option grants and options covering 3,492 shares had been exercised.

  On November 2, 1997, the Desktop Board approved a further increase of 2,500,000 shares for issuance under the Desktop Option Plan, which, if approved by the Desktop stockholders, would increase the total shares reserved for issuance under the Desktop Option Plan, since its inception and as of the date immediately following approval of this proposal, to 4,125,000 shares.

  Desktop stockholders are requested to approve this amendment to the Desktop Option Plan. As of January 9, 1998, Desktop employed 218 persons. After the Merger, the Combined Company will employ 438 persons. The management of both Desktop and Individual rely on stock options as an essential part of the compensation package necessary to attract and retain experienced officers and employees. The Desktop Board believes this increase is in the best interests of the Combined Company following the Merger, as the increase can contribute to ensuring that the Combined Company will have an adequate reserve of shares under the Desktop Option Plan, providing additional long term incentives to help retain key personnel in the Combined Company following the Merger, especially in light of the acceleration of Individual options pursuant to the terms of the Individual Stock Option Plans and as a result of the Merger.

  The affirmative vote of a majority of the votes cast with regard to this proposal will be required to approve the amendment to the Desktop Option Plan. Abstentions will be counted toward the number of shares represented and voting at the Desktop Meeting.

  Description of the Desktop Option Plan

  The purpose of the Desktop Option Plan is to provide incentives to officers and other employees of Desktop by providing them with opportunities to purchase stock of Desktop pursuant to options which qualify as incentive stock options ("ISO" or "ISOs") as defined in Section 422 of the Code. The Desktop Option Plan also provides for the issuance to consultants, employees, officers and directors of Desktop of options which do not qualify as ISOs ("Non-Qualified Option" or "Non-Qualified Options"). Awards and purchases may also be granted to consultants, employees, officers and directors of Desktop. ISOs, Non-Qualified Options, awards and purchases are sometimes referred to collectively as "Stock Rights," and ISOs and Non-Qualified Options are sometimes referred to collectively as "Options."

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

  Administration. The Desktop Option Plan is administered by the Compensation Committee of the Board of Directors of Desktop (the "Committee"), which currently consists of two directors. Subject to the terms of the Desktop Option Plan, the Committee has the authority to select the optionees and determine the terms of the Options granted, including: (i) the number of shares subject to each Option, (ii) when the Option becomes exercisable, (iii) the exercise price of the Option, (iv) the duration of the Option, and (v) the time, manner and form of payment upon exercise of an Option. The interpretation and construction by the Committee of any provision of the Desktop Option Plan or of any Stock Right granted under the Desktop Option Plan shall be final unless otherwise determined by the Board of Directors of Desktop.

  Eligible Participants. Subject to certain limitations, ISOs under the Desktop Option Plan may be granted to any employee of Desktop other than members of the Committee. For any ISO optionee, the aggregate fair market value (determined on the date of grant of an ISO) of Desktop Common Stock to be received by such optionee (under all stock option plans of Desktop) pursuant to an ISO if such optionee exercises his or her ISOs at the earliest possible date cannot exceed $100,000 in any calendar year; any portion of an ISO grant that exceeds such $100,000 limit will be treated for tax purposes as a Non-Qualified Option. Non-Qualified Options, awards and purchases may be granted to any director (other than a member of the Committee), officer, employee or consultant of Desktop. As of January 9, 1998, there were approximately 218 officers and employees of Desktop that were eligible to participate in the Desktop Option Plan.

  Granting of Stock Rights, Prices and Duration. Stock Rights may be granted under the Desktop Option Plan at any time prior to June 16, 2005. Pursuant to the Desktop Option Plan, ISOs cannot be granted with exercise prices less than the fair market value of the Desktop Common Stock on the date of grant as determined in good faith by the Board of Directors (or less than 110% of the fair market value in the case of ISOs granted to an employee or officer holding 10% or more of the voting stock of Desktop). The exercise price per share of Non-Qualified Options granted under the Desktop Option Plan cannot be less than the minimum legal consideration required under applicable state law. On January 9, 1998 the closing price of Desktop's Common Stock on Nasdaq was $8.69.

  The Desktop Option Plan provides that each Option shall expire on the date specified by the Committee, but not more than ten years from its date of grant in the case of ISOs and ten years and one day in the case of Non-Qualified Options. However, in the case of an ISO granted to an employee owning more than 10% of the total combined voting power of all classes of stock of Desktop or any Related Corporation, such ISO shall expire five years from the date of grant.

  Exercise of Options. Each Option granted under the Desktop Option Plan shall either be fully exercisable at the time of grant or shall become exercisable in such installments as the Committee may specify. Each Option may be exercised from time to time, in whole or in part, up to the total number of shares with respect to which it is then exercisable. The Committee shall have the right to accelerate the date of exercise of any installment of any Option (subject to the $100,000 per year limit on the fair market value of stock subject to ISOs granted to any employee which may become exercisable in any calendar year).

  Payment for exercise of an Option under the Desktop Option Plan may be made in cash or by check or, if authorized by the Committee in its discretion, in full or in part by a personal recourse, interest bearing note, by tendering shares of Desktop Common Stock or by an assignment to Desktop of the proceeds from the sale of Common Stock acquired upon exercise of the Option and an authorization to the broker or selling agent to pay the amount to Desktop.

  Effect of Termination of Employment, Disability or Death. Options granted under the Desktop Option Plan are not transferable by the option holder except by will or by the laws of descent and distribution. If an ISO optionee ceases to be employed by Desktop or any Related Corporation other than by reason of death or disability, no further installment of his or her ISOs will become exercisable, and the ISOs shall terminate after the passage of 90 days from the date of termination of employment (but not later than their specified expiration dates), except to the extent that such ISOs shall have been converted into Non-Qualified Options.

  If an optionee dies, any ISO held by the optionee may be exercised, to the extent exercisable on the date of death, by the optionee's estate, personal representative or beneficiary who acquires the option by will or by the laws of descent and distribution, at any time within 180 days from the date of the optionee's death (but not later than the specified expiration date of the ISO). If an ISO optionee ceases to be employed by Desktop by reason of his or her disability (as defined in Section 22(e)(3) of the Code), the optionee may exercise any ISO held by him or her on the date of termination of employment, to the extent exercisable on that date, at any time within 180 days from the date of termination of employment (but not later than the specified expiration date of the ISO). Non-Qualified Options are subject to the termination and cancellation provisions as may be determined by the Committee.

  Non-Assignability of Options. Only the optionee may exercise an Option. No assignment or transfers are permitted except by will or by the laws of descent and distribution.

  Miscellaneous. Option holders are protected against dilution in the event of a stock dividend, recapitalization, stock split, merger or similar transaction. The Board of Directors may from time to time adopt amendments, certain of which are subject to shareholder approval, and may terminate the Desktop Option Plan at any time (although such action shall not affect options previously granted). Any shares subject to an Option which for any reason expires or terminates unexercised may again be available for option grants under the Desktop Option Plan. Unless terminated sooner, the Desktop Option Plan will terminate on June 16, 2005.

  Federal Income Tax Consequences

  The following discussion of the U.S. Federal income tax consequences of the issuance and exercise of Stock Rights granted under the Desktop Option Plan is based upon the provisions of the Code as in effect on the date of this Prospectus/Joint Proxy Statement, current regulations thereunder, and existing administrative rulings of the Internal Revenue service. It is not intended to be a complete discussion of all of the U.S. Federal income tax consequences of the Desktop Option Plan or of the requirements that must be met in order to qualify for the described tax treatment.

  Incentive Stock Options. The following general rules are applicable under current Federal income tax law to ISOs under the Desktop Option Plan:

    1. In general, no taxable income results to the optionee upon the grant of an ISO or upon the issuance of shares to him or her upon the exercise of the ISO, and no tax deduction is allowed to Desktop upon either grant or exercise of an ISO.

    2. If shares acquired upon exercise of an ISO are not disposed of within
  (i) two years from the date the ISO was granted or (ii) one year after the date the shares are issued to the optionee pursuant to the ISO exercise, the difference between the amount realized on any subsequent disposition of the shares and the exercise price will generally be treated as capital gain or loss to the optionee.

    3. If shares acquired upon exercise of an ISO are disposed of before the expiration of one or both of the requisite holding periods (a "Disqualifying Disposition"), then in most cases the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the exercise price or (ii) the actual gain on disposition, will be taxed as ordinary income in the year of such disposition.

    4. In any year that an optionee recognizes compensation income on a Disqualifying Disposition of stock acquired by exercising an ISO, Desktop generally should be entitled to a corresponding deduction for Federal income tax purposes.

    5. Any excess of the amount realized by the optionee as the result of a Disqualifying Disposition over the sum of (i) the exercise price and (ii) the amount of ordinary income recognized under the above rules generally will be treated as capital gain.

    6. An optionee may be entitled to exercise an ISO by delivering shares of Desktop's Common Stock to Desktop in payment of the exercise price, if the optionee's ISO agreement so provides. If an optionee exercise an ISO in such fashion, special rules will apply.

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

    7. In addition to the tax consequences described above, the exercise of ISOs may result in a further "minimum tax". The Code provides that an "alternative minimum tax" (at a rate of 26% or 28%) will be applied against a taxable base which is equal to "alternative minimum taxable income," reduce by a statutory exemption. In general, the amount by which the value of the Desktop Common Stock received upon exercise of the ISO exceeds the exercise price is included in the optionee's alternative minimum taxable income. A taxpayer is required to pay the higher of his or her regular tax liability or the alternative minimum tax. A taxpayer who pays alternative minimum tax attributable to the exercise of an ISO may be entitled to a tax credit against his or her regular tax liability in later years.

  Non-Qualified Options. The following general rules are applicable under current Federal income tax law to Non-Qualified Options under the Desktop Option Plan:

    1. The optionee will not recognize any taxable income upon the grant of a Non-Qualified Option, and Desktop will not be allowed a business expense deduction by reason of such grant.

    2. The optionee generally will recognize ordinary income at the time of exercise of a Non-qualified Option in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price. Desktop may be required to withhold income tax on this amount.

    3. When the optionee sells the shares, he or she generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (generally, the exercise price plus the amount taxed to the optionee as ordinary income).

    4. Desktop generally should be entitled to a corresponding Federal income tax deduction when ordinary income is recognized by the optionee.

    5. An optionee may be entitled to exercise a Non-Qualified Option by delivering shares of Desktop's Common Stock to Desktop in payment of the exercise price. If an optionee exercises a Non-Qualified Option in such fashion, special rules will apply.

  Awards and Purchases. The following general rules are applicable under Federal income tax law to Awards and Purchases under the Desktop Option Plan. Under current Federal income tax law, persons receiving Desktop Common Stock pursuant to an Award or Purchase will generally recognize ordinary compensation income equal to the fair market value of the shares received, reduced by any purchase price paid. Desktop should generally be entitled to a corresponding Federal income tax deduction. When such Desktop Common Stock is sold, the seller generally will recognize capital gain or loss. Special rules apply if the stock acquired is subject to vesting or is subject to certain restrictions on resale under Federal securities laws applicable to directors, officers or 10% stockholders.

  THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON OPTIONEES AND DESKTOP WITH RESPECT TO THE GRANT AND EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS UNDER THE DESKTOP OPTION PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE EMPLOYEE'S OR CONSULTANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE EMPLOYEE OR CONSULTANT MAY RESIDE.

  THE DESKTOP BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE AMENDMENT OF THE DESKTOP OPTION PLAN, SUBJECT TO AND UPON CONSUMMATION OF THE MERGER.

AMENDMENTS OF THE 1995 EMPLOYEE STOCK PURCHASE PLAN

  Desktop's 1995 Employee Stock Purchase Plan (the "Desktop Purchase Plan") was initially adopted by the Desktop Board on June 16, 1995 and initially approved by the Desktop stockholders on June 26, 1995. The Desktop Purchase Plan provides for the issuance of up to 175,000 shares of Desktop Common Stock pursuant to the exercise of nontransferable options granted to participating employees. It is intended that the Desktop Purchase Plan will constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Code.

  As of January 9, 1998 31,264 shares had been purchased and 143,736 shares remained available for future purchase under the Desktop Purchase Plan. As of September 30, 1997, 123 employees were eligible to participate in the Desktop Purchase Plan. Following the Merger and assuming the amendments to the Purchase Plan are approved, 250 employees of the Combined Company will be eligible to participate in the Purchase Plan.

  On November 2, 1997, the Desktop Board approved an increase of 325,000 shares for issuance under the Desktop Purchase Plan, which, if approved by the Desktop stockholders, would increase the total shares reserved for issuance under the Desktop Purchase Plan, since its inception and as of the date immediately following approval of this proposal, to 500,000. On November 2, 1997, the Desktop Board also approved an amendment to the Desktop Purchase Plan to clarify that the services performed for Desktop and any predecessor of Desktop count towards satisfying the one year service eligibility requirement to participate in the Desktop Purchase Plan.

  Desktop stockholders are requested to approve the amendments to the Desktop Purchase Plan. As of January 9, 1998, Desktop employed 218 persons. After the Merger, the Combined Company will employ 457 persons. Since its inception, 78 persons have participated in the Desktop Purchase Plan. The management of both Desktop and Individual believe that 143,736 shares will not be adequate to fulfill the expected interest in the Desktop Purchase Plan following the Merger. Both the management of Desktop and Individual believe that the Combined Company needs to continue to provide the opportunity to participate in the Desktop Purchase Plan to the Combined Company's employees to attract and retain key personnel. Furthermore, to provide for the equitable treatment of the employees of the Combined Company following the Merger, the Desktop Board recommends that Article 3 of the Desktop Purchase Plan be amended to clarify that the services that Individual employees have performed for Individual will count towards satisfying the one year service eligibility requirement to participate in the Desktop Purchase Plan.

  The affirmative vote of a majority of the votes cast with regard to this proposal will be required to approve the amendments to the Desktop Purchase Plan. Abstentions will be counted toward the number of shares represented and voting at the Desktop Meeting.

 Description of Desktop Purchase Plan

  The Desktop Purchase Plan is intended to encourage stock ownership by all eligible employees of the Company so that they may share in the growth of the Company by acquiring or increasing their proprietary interest in the Company. The Desktop Purchase Plan is designed to encourage eligible employees to remain in the employ of the Company. Under the Desktop Purchase Plan, payroll deductions are used to purchase the Company's Common Stock for eligible, participating employees through the exercise of stock options.

  Administration. The Desktop Purchase Plan is administered by the Committee. The Committee, subject to the provisions of the Desktop Purchase Plan, has the power to construe the Desktop Purchase Plan, to determine all questions thereunder, and to adopt and amend such rules and regulations for administration of the Desktop Purchase Plan as it may deem appropriate.

  Eligibility. All employees of Desktop, except employees who own five percent or more of Desktop Common Stock, whose customary employment is 20 hours or more per week and for more than five months in any calendar year and who have completed at least one year of employment are eligible to participate in the Desktop Purchase Plan. Employees who own five percent or more of Desktop Common Stock and directors who are not employees of Desktop may not participate in the Desktop Purchase Plan. Persons who are eligible employees on or before the first day of any Payment Period who elect to participate in the Desktop Purchase Plan shall receive their options as of such day. An employee may not be granted an option under the Desktop Purchase Plan, if after the granting of the option such employee would be treated as owning 5% or more of the total combined voting power or value of all classes of stock of Desktop.

  Payment Periods; Payment for Shares of Desktop Common Stock. An employee electing to participate in the Desktop Purchase Plan must authorize an amount (a whole percentage not less than 1% nor more than 10%

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

of the employee's base pay or salary compensation) to be deducted by Desktop from the employee's base pay or salary and applied toward the purchase of Desktop Common Stock under the Desktop Purchase Plan. "Payment Periods" commence on March 1st and September 1st of each year and end on August 31st and February 28th, respectively, of each year. On the first business day of each Payment Period, the Company will grant to each Desktop Purchase Plan participant an option to purchase shares of Desktop Common Stock. On the last day of each Payment Period, the employee will be deemed to have exercised this option, at the option price, to the extent of such employee's accumulated payroll deductions, on the condition that the employee remains eligible to participate in the Desktop Purchase Plan throughout the Payment Period. In no event, however, may the employee exercise an option granted under the Desktop Purchase Plan for more than 250 shares during a Payment Period. If the amount of the accumulated payroll deductions exceeds the aggregate purchase price of 250 shares, the excess of the amount of accumulated payroll deductions over the aggregate purchase price of the 250 shares will be promptly refunded to the employee without interest. Furthermore, no employee may be granted an option which permits the employee's right to purchase Desktop Common Stock under the Desktop Purchase Plan and all other Section 423 plans of Desktop to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined on the respective date(s) of grant) for each calendar year in which the option is outstanding. Any excess accumulation of payroll deductions will be promptly refunded to the employee without interest. Under the terms of the Desktop Purchase Plan, the option price is an amount equal to the lesser of (i) 85% of the average market price of the Desktop Common Stock on the first business day of the Payment Period or (ii) 85% of the average market price of the Desktop Common Stock on the last business day of the Payment Period. Desktop will accumulate and hold for the employee's account the amounts deducted from his pay. No interest will be paid on these amounts.

  For purposes of the Desktop Purchase Plan, the term "average market price" on any date means (i) the average (on that date) of the high and low prices of the Desktop Common Stock on the principal national securities exchange on which the Desktop Common Stock is traded, if the Desktop Common Stock is then traded on a national securities exchange; or (ii) the last reported sale price (on that date) of the Desktop Common Stock on Nasdaq, if the Desktop Common Stock is not then traded on a national securities exchange, or (iii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Desktop Common Stock is not reported on Nasdaq; or (iv) if the Desktop Common Stock is not publicly traded, the fair market value of the Desktop Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Desktop Common Stock in private transactions negotiated at arm's length. An employee may enter the Desktop Purchase Plan by delivering to Desktop, at least 10 days before the beginning date of the next succeeding Payment Period, an authorization (i) stating the initial percentage to be deducted from the employee's pay, (ii) authorizing the purchase of shares of Desktop Common Stock for the employee in each Payment Period in accordance with the terms of the Desktop Purchase Plan and (iii) specifying the exact name or names in which shares purchased by the employee is to be issued.

  If an employee is not a participant in the Desktop Purchase Plan on the last day of the Payment Period, the employee generally is not entitled to exercise his option. An employee's rights under the Desktop Purchase Plan generally terminate upon his voluntary withdrawal from the Desktop Purchase Plan at any time, or when he ceases employment because of retirement, resignation, discharge, death or any other reason, except that employment shall be treated as continuing intact while an employee is on military leave, sick leave or other bona fide leave of absence, for up to 90 days, or for so long as the employee's right to reemployment is guaranteed either by statute or by contract, if longer.

  Transferability. An employee's rights under the Desktop Purchase Plan are the employee's alone and may not be transferred to, assigned to, or availed of by any other person. Any option granted to an employee may be exercised, during the employee's lifetime, only by the employee.

  Withdrawal from Desktop Purchase Plan. An employee may withdraw from the Desktop Purchase Plan, in whole but not in part, at any time prior to the last business day of each Payment Period by delivering a withdrawal notice to Desktop, in which event Desktop will refund the entire balance of the employee's deductions not previously used to purchase stock under the Desktop Purchase Plan.

  Amendments and Termination. The Committee may from time to time adopt amendments to the Desktop Purchase Plan provided that, without the approval of Stockholders, no amendment may increase the number of shares that may be issued under the Desktop Purchase Plan or change the class of the employees eligible to receive options under the Desktop Purchase Plan or cause Rule 16b-3 under the Securities Exchange Act of 1934 to be inapplicable to the Desktop Purchase Plan. The Desktop Purchase Plan may be terminated at any time by the Committee but such termination will not affect options then outstanding under the Desktop Purchase Plan. If at any time shares of Common Stock reserved for the purposes of the Desktop Purchase Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares will be apportioned among participants in proportion to amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase stock, and the Desktop Purchase Plan will terminate. Upon termination of the Desktop Purchase Plan, all payroll deductions not used to purchase Desktop Common Stock will be refunded to Desktop Purchase Plan participants without interest.

  Federal Income Tax Consequences. The following discussion summarizes certain U.S. federal income tax considerations for persons receiving options under the Desktop Purchase Plan and certain tax effects on Desktop, based upon the provisions of the Code as in effect on the date of this Prospectus/Proxy Statement, current regulations and existing administrative rulings of the IRS. However, the summary is not intended to be a complete discussion of all the federal income tax consequences of this plan:

    1. The amounts deducted from an employee's pay under the Desktop Purchase Plan will be included in the employee's compensation subject to Federal income tax. Subject to certain requirements, generally no additional income will be recognized by the employee either at the time options are granted pursuant to the Desktop Purchase Plan or at the time the employee purchases shares pursuant to the Desktop Purchase Plan.

    2. If the employee disposes of Desktop Common Stock purchased pursuant to the Desktop Purchase Plan more than two years after the first business day of the Payment Period in which the employee acquired the shares, then upon such disposition the employee will recognize ordinary income in an amount equal to the lesser of:

     (a) the excess, if any, of the fair market value of the shares at the time of disposition over the amount the employee paid for the shares, or

     (b) the excess of the fair market value of the shares on the first business day of the Payment Period over the option price.

    3. If the employee disposes of shares purchased pursuant to the Desktop Purchase Plan within two years after the first business day of the Payment Period in which the employee acquired the shares, then upon disposition the employee generally will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the last business day of the applicable Payment Period over the amount the employee paid for the shares.

    In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the employee's tax basis in the shares (i.e., the amount the employee paid for the shares plus the amount, if any, taxed to the employee as ordinary income). If the employee's holding period for the shares is more than one year, such gain or loss generally will be long-term capital gain or loss.

    4. If the employee disposes of shares purchased pursuant to the Desktop Purchase Plan more than two years after the first business day of the Payment Period, Desktop will not be entitled to a corresponding receive any Federal income tax deduction with respect to such shares. If this two-year holding period is not satisfied, Desktop generally will be entitled to a Federal income tax deduction in an amount equal to the amount which is treated as ordinary income.

  THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND DESKTOP WITH RESPECT TO THE PURCHASE OF DESKTOP COMMON STOCK UNDER THE DESKTOP PURCHASE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE EMPLOYEE'S DEATH OR

THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE EMPLOYEE MAY RESIDE.

  THE DESKTOP BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE AMENDMENTS OF THE DESKTOP PURCHASE PLAN, SUBJECT TO AND UPON CONSUMMATION OF THE MERGER.

                                    DESKTOP

                               DESKTOP BUSINESS

  The following description contains forward-looking statements which involve risks and uncertainties. Desktop's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors".

  Desktop is the leading independent provider of customized, real-time news and information. Desktop operates as a value-added news integrator to organizations. Desktop's unique combination of diverse, authoritative content, innovative on-line delivery technologies, and customization and support services empower its clients to transform news and information into a centrally-managed, competitive business resource. Desktop's primary service, NewsEDGE, is used by approximately 169,000 business professionals in over 410 corporations, financial institutions and government offices worldwide.

THE NEWSEDGE SERVICE

  Desktop's NewsEDGE service allows knowledge workers to take advantage of the abundance of news and information available to their organizations. Typically, Desktop installs its NewsEDGE software on a dedicated, customer-owned network server which is connected to the customer's LAN at the customer site. Desktop arranges for the delivery to the server of real-time news and information from the customer's choice of over 180 newswires, aggregating news and information from over 1,600 sources. The news is filtered to reflect personal profiles that have been established by each user on the user's desktop or laptop computer, and is delivered in real time, 24 hours a day, seven days a week. When a news story matching a user's personal profile arrives, the user is notified by a visual and audio alert, even if the user is then working in another application. When the user's computer is not turned on or is not connected to the LAN, stories matching that user's profile are stored by the server and delivered when the user's computer is reactivated. NewsEDGE stores approximately 90 days of news stories in a database on the NewsEDGE server, whether or not the stories have matched a profile, and enables users to quickly search the entire database at no additional charge.

  NewsEDGE is distinguished from the information offerings of individual news providers because it integrates the newswires from a number of competitive sources into a single, comprehensive service offering. The NewsEDGE user's profile gathers breaking news from several sources and delivers it to the user's desktop. NewsEDGE leverages the existing LAN investment of business organizations and enables broad access to real-time news from multiple highly respected news sources. NewsEDGE alerts knowledge workers to important developments affecting their businesses, giving them an opportunity to gain an edge on competitors.

  Desktop's NewsEDGE service was designed to operate in a client/server LAN or WAN environment. Desktop typically installs its NewsEDGE software on a dedicated, customer-owned network server which receives broadcast news on a 24 hour per day basis. Desktop arranges for the communication of news selected by the customer to the server through leased telephone lines, satellites or FM side-band transmission. Customers may also, however, access news services by connecting to NewsEDGE servers located at Desktop's headquarters in Burlington, Massachusetts through dedicated, leased line connections or via the public Internet.

  No matter where the server is located, the NewsEDGE server software manages the receipt of news from multiple news sources over the communications vehicle arranged by Desktop. Incoming stories are tested against the interest profiles of all NewsEDGE users on the LAN and alerts are sent to each user in accordance with the user's own profile. Profiles may also be created for shared access by groups of users with common interests. All stories received by the server are indexed by full text, ticker symbols, subject codes and dates and added to a news history database to support subsequent searching and retrieval. Typically, approximately 90 days of history of stories received, regardless of whether the stories have matched a profile, are maintained for user inquiry on the NewsEDGE server on the customer LAN.

  NewsEDGE client software manages the user's interface with the news. The NewsEDGE client software provides an easy-to-use graphical user interface that permits users to readily create and modify personalized profile lists of words, phrases and ticker symbols for news monitoring and alerting. When a news story matching a user's personal profile arrives, the user is notified by a visual and audio alert, even if the user is then working in another application. Users can also conduct immediate searches of news stored in the NewsEDGE server using Boolean search techniques, key words or phrases, ticker symbols and subject codes. NewsEDGE user functionality is supported in the Netscape Navigator and Microsoft Internet Explorer browsers and in Windows 3.1, Windows '95, and Windows NT desktop operating systems.

  Increasingly, customers of the NewsEDGE service have requested the ability to customize NewsEDGE features and functionality to fit into internally-developed applications or other third-party-provided applications. In response, Desktop launched its NewsOBJECTS products and Alliance Partner Program in the spring of 1997. Through NewsOBJECTS, NewsEDGE will support object or component level, programmatic access to the NewsEDGE Server. With component level access, applications integration and customization of news monitoring is greatly facilitated, thereby lowering the barrier to the use of the news service on more desktops throughout the customer organization. As of October 1997, eight companies, Avesta Technologies, Capitol Hill Software, CompassWare Development, CSK Software, Data Channel, Digitial Knowledge Assets LLC, Midas-Kapiti Int'l, Infotec, Menhir and TIBCo Financial, have joined the NewsOBJECTS Alliance Partner Program to integrate and embed NewsEDGE functionality into their applications.

  NewsEDGE is designed with client-server architecture to leverage customers' LAN and WAN investments. The latest version of NewsEDGE Server software operates on Windows NT and earlier versions operate on OS/2 and Windows NT. NewsEDGE supports multiple LAN configurations, including Novell Netware, Banyan VINES and TCP/IP, broadcast, point-to-point, session and mixed protocols. NewsEDGE also supports server to server connections to groupware, E-mail, quotation and other applications on customer LANS, including Lotus Notes.

  Desktop has developed interfaces to on-line resources provided by other news and information providers, designed to permit NewsEDGE users to be alerted to or search for these resources using NewsEDGE, and then to link directly to them. For example, through Desktop's LinkEDGE, a user may be alerted that a press conference announcing breaking developments for a company matching the user's profile is about to be broadcast by NBC Desktop. LinkEDGE, which was released in December 1995, is designed to allow the user to directly access this press conference on the user's computer screen through NewsEDGE, rather than waiting for a later news story reporting on the event. Another application of this feature is designed to permit users to readily retrieve SEC filings by linking directly with Disclosure, Inc., which distributes such filings. The ability to link to 15-minute-delayed market data from Quote.com was added to LinkEDGE for NewsEDGE/WEB in April 1997.

 News and Information Providers

  Desktop has contracted with providers to make available through the NewsEDGE service over 180 newswires, aggregating news and information from over 1,600 sources published by over 120 global content providers. News and information sources currently available on NewsEDGE include newswires from AFP/Extel News Limited, The Associated Press, Inc., Dow Jones & Company, Inc., KnightRidder/Tribune Information Services, L.P., Nihon Shimbun America, Inc. (English language Japanese news) and Reuters America, Inc., as well as the text of stories in The Financial Post (Toronto), Financial Times (London), The New York Times News Service, USA Today and The Wall Street Journal. Also available on NewsEDGE are the business sections of over 100 North American newspapers, over 30 major metropolitan business journals, periodicals such as Business Week, Forbes, Fortune, InfoWorld, MacWeek and PC Week, newsletters such as those distributed by American Banker and Phillips Business Information Services, Inc., and international wire services and publications such as Agence France Presse, Deutsche PressAgentur GmbH, and the Economist.

  Newswires are delivered to customer LANs through one or more of three delivery vehicles: leased telephone lines, direct satellite transmission, and FM sideband transmission. Many newswire providers have established their own broadcast communications networks using one or more of these three vehicles. In these cases, Desktop's role is to arrange the communications between the news provider and the NewsEDGE customer server. For newspapers, newsletters, magazines and other sources which do not have their own broadcast communications capabilities, news and information are delivered to Desktop's news consolidation facility in Burlington, Massachusetts, where it is reformatted for broadcast to NewsEDGE servers and retransmitted to customers by a common carrier communications provider (currently WavePhore, Inc.).

 Pricing

  NewsEDGE customers are charged an annual subscription fee for the NewsEDGE service, plus a onetime installation fee. The subscription fee includes the NewsEDGE software, ongoing customer support, and the customer's choice of newswires. Pricing varies depending on the number and type of platforms in the customer's LAN, the number of authorized users and the newswires selected. Current list prices for installation within the United States range from $4,000 to $6,000 per server. There are no separate charges for creating or changing a profile or for conducting searches.

  As a result of the low incremental cost of providing NewsEDGE to additional users, Desktop offers substantial volume discounts. For example, the list price for a customer within the United States with 100 authorized users and including a basic package of newswires is currently $47,000 per year for NewsEDGE/WEB, for a cost per user per day of $1.29. The same package for 1,000 authorized users lists for $88,000, at a cost per user per day of $0.24. The NewsEDGE list price for this package decreases on a per user basis as the number of users increases.

  Certain newswires, including popular offerings from Dow Jones and Reuters, are billed separately directly by the news provider as an addition to the NewsEDGE subscription fee. Most customers purchase subscriptions for one or more of these newswires.

 Sales and Marketing

  NewsEDGE is sold and marketed through Desktop's direct sales force and marketing staff, which as of September 30, 1997, consisted of 72 full-time employees based at twelve locations throughout the United States, Canada and the United Kingdom. Because the decision to purchase NewsEDGE is complex and has implications for many different groups and constituencies throughout a customer organization, Desktop believes that the education, NewsEDGE demonstrations and follow-through required to make a new customer sale is best done by its own sales staff, which focuses exclusively on NewsEDGE. Desktop believes that the size and experience of its sales force provide Desktop with a competitive advantage. Desktop's new account selling is concentrated on major corporations, financial institutions, government agencies, and publishers where timely news has high value, where there are numerous LAN users and where NewsEDGE cost economies of scale can provide the greatest benefit.

  NewsEDGE is generally sold pursuant to annual subscriptions that renew automatically unless notice of termination is provided prior to the end of the term. The Desktop sales team responsible for making the initial sale is also responsible for renewals and tradeups. Tradeups include the purchase by the customer of additional newswires, the authorization of more users and platforms and the acquisition of additional NewsEDGE servers. Desktop's experienced direct sales force and significant investments in development and customer support have resulted in annual renewal rates of at least 90% for each of the last five years.

  To expand its service offerings and assist its sales force in selling NewsEDGE, Desktop has entered into development and joint marketing relationships with various corporate partners. For example, Desktop has contracted with TIBCO to adapt NewsEDGE for use in conjunction with products sold to the trading floors of financial services firms, and to jointly market the resulting service. Desktop has also contracted with MSNBC Business Video to make MSNBC Business Video's television and video offerings available through NewsEDGE and to jointly market this service. Similar arrangements have also been made with Disclosure, Inc. in regard to SEC filings and with Disclosure Global Alert for other financial information.

 NewsEDGE Customers

  NewsEDGE customers include corporate, financial and government customers. As of September 30, 1997, NewsEDGE had been installed by 410 customers, representing approximately 169,000 authorized users. No customer has accounted for over 5% of Desktop revenues in any of the last three years.

 Customer Support

  Desktop believes that customer service and support is critical to achieving its objectives. Desktop employs its own customer support staff, which provides centralized hot-line telephone support, field installation, training, and upgrade and maintenance support services for NewsEDGE customers. The NewsEDGE support staff consists of individuals with technical knowledge and experience relating not only to NewsEDGE, but also to the various client/server architectures and systems installed at customer sites. NewsEDGE is a highly visible application operating on customer networks. The operation of NewsEDGE is dependent on the customer's hardware, news communication to the customer's site, the operation of the customer network, other applications which the customer may be running simultaneously and the technical skills of the customers NewsEDGE administrator. The NewsEDGE support staff diagnoses problems and suggests solutions over the telephone and, where necessary, travels to customer sites for further diagnosis and maintenance and brings in specialized expertise from Desktop's emergency staff of technology experts or the NewsEDGE engineers themselves. Desktop has a comprehensive call monitoring and problem tracking system to concentrate and escalate attention to customer problems.

 Development

  Desktop recognizes that the continued enhancement of NewsEDGE and the extension of its news and information offerings is critical to obtaining new customers and to obtaining tradeup sales and renewals from existing customers. Since its inception, Desktop has made substantial investments in research and development, issuing regular new releases of its NewsEDGE software since the service's first launch in 1990. The NewsEDGE software has been developed by Desktop's internal development and quality assurance staff. New versions of NewsEDGE are released periodically and made available to the client/server systems installed at customer sites as part of the annual NewsEDGE subscription fee. The current version of NewsEDGE, release 3.2, was made available to customers beginning in July 1997.

  Other development efforts have been focused on supporting additional desktop operating platforms and LAN configurations, expanding the scalability of the NewsEDGE server, increasing the number of news sources, increasing storage for news history, advancing the ease of programmatic access through support for ActiveX, Java, and HTML components and providing enhanced precision and functionality for user searches and profiles. Desktop's development expenses were $1.9 million, $2.9 million, $4.2 million and $3.8 million in 1994, 1995, 1996 and the first nine months of 1997, respectively.

  The NewsEDGE software is entirely proprietary to Desktop. Desktop believes that control over its own development is critical to its speed and flexibility in meeting market and technology changes. The NewsEDGE server is developed in modules according to the primary NewsEDGE functions: a news collection and alerting module; a news database module for storing and retrieving the full text of the news stories; a network module adaptable to the network protocols installed at customer sites; and a module which allows customer administrators to configure newswire access and monitor NewsEDGE activity. An important aspect of NewsEDGE development is the continuing enhancement of the number of newswires offered by Desktop. Desktop's marketing personnel identify newswires to be added to the NewsEDGE offerings based on customer feedback, and negotiate contracts with news providers. The newswires are then integrated with NewsEDGE by development and support personnel. Desktop is currently seeking to expand its offerings with additional industry-specific information to increase sales to customers in new vertical markets and with additional international news sources to increase the availability of global, 24-hour a day coverage by NewsEDGE. Vertical market wires for the high-tech, pharmaceutical and consumer goods industries, developed in conjunction with Information Access Co., were released in August 1997.

 Competition

  The business information services industry is intensely competitive and is characterized by rapid technological change and the entry into the field of extremely large and well-capitalized companies as well as smaller competitors. Desktop competes or may compete directly or indirectly with the following categories of companies: (i) large, well-established news and information providers such as The Dialog Corporation, Dow Jones, Knight-Ridder, Lexis/Nexis, Pearson, Reuters and Thomson; (ii) market data services companies such as ADP, Bloomberg, and Telerate; (iii) traditional print media companies that are increasingly searching for opportunities for on-line provision of news, including through the establishment of Web sites on the Internet; (iv) large providers of LAN-based software systems such as Lotus/IBM and Microsoft, which could, in the future, ally with competing news and information providers; and (v) to a lesser degree, consumer-oriented, advertising-subsidized Web-based services and Internet access providers. Many of these companies and market participants not named above have substantially greater financial, technical and marketing resources than Desktop.

  Desktop believes that NewsEDGE is differentiated from the news and system products offered by large news and systems providers because of Desktop's ability to deliver news from many different, competing providers on an enterprise-wide basis, directly to LAN-connected personal computers, customized to meet the needs of each individual user, at a relatively low cost per user. Although they may compete with Desktop in some respects, Desktop attempts to establish cooperative, mutually beneficial relationships with large information or systems providers, many of whom are information providers and customers as well as current and potential joint marketing partners. In addition, several smaller companies offer directly competitive products or services that provide news to enterprises through the customer's computer network. Desktop believes that NewsEDGE offers advantages over each of these competing products. For example, each of the competing services offers substantially fewer real-time news sources than does NewsEDGE. Furthermore, unlike NewsEDGE, certain competitors do not offer real-time scrolling of news stories or a historical database to support searching, while others do not support Lotus Notes or other groupware applications. In addition, many competitors rely on database engines developed by third parties, and as a result, Desktop believes these services are not as readily adaptable to evolving customer information provider needs as is NewsEDGE. Finally, many of these smaller competitors is owned by a larger organization, which Desktop believes restricts their ability to attract a large variety of news sources and to fully respond to news providers' delivery requirements and makes it difficult for them to provide the same level and focus of sales, development and customer support as can be provided by Desktop.

  Increased competition, on the basis of price or otherwise, may require price reductions or increased spending on marketing or software development, which could have a material adverse effect on Desktop's business and results of operations.

 Intellectual Property and Proprietary Rights

  Desktop primarily relies upon a combination of copyright, trademark and trade secret laws and license agreements to establish and protect proprietary rights in its technology. The NewsEDGE software is licensed to customers on a nonexclusive basis pursuant to license agreements containing provisions prohibiting unauthorized use, copying and transfer of the licensed program. The source code for Desktop's software is protected both as a trade secret and as an unpublished copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Desktop's software or technology without authorization or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Desktop does not hold any patents.

  Because the software development industry is characterized by rapid technological change, Desktop believes that factors such as the technological and creative skills of its personnel, new software developments, frequent software enhancements, name recognition and reliable maintenance are more important to establishing and maintaining a technology leadership position than the various legal protections of its technology.

  Desktop believes that its software, trademarks and other proprietary rights do not infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert such infringement by Desktop with respect to current or future software or services. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause software release delays or might require Desktop to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Desktop.

 Employees

  As of January 9, 1998, Desktop had 218 full-time employees, consisting of 89 employees in sales and marketing, 57 employees in customer support, 51 employees in development and 15 employees in general administration. Desktop's employees are not represented by any collective bargaining organization, and Desktop has never experienced a work stoppage. Desktop believes that its relationships with its employees are good.

 Facilities

  Desktop's corporate headquarters are located in Burlington, Massachusetts. Desktop leases approximately 40,000 square feet under a lease expiring in May 2003. Desktop leases additional facilities and offices for sales and customer service and support in New York, New Jersey, Washington, D.C., Illinois, California, Texas, South Carolina, North Carolina, Toronto, Canada, and London, England. Desktop believes that its existing facilities and offices and additional alternative space available to it are adequate to meet its requirements for the foreseeable future.

 Legal Proceedings

  Desktop is not a party to any material legal proceedings.

           DESKTOP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  THE DISCUSSION IN "DESKTOP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINS TREND ANALYSIS AND OTHER FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FACTORS SET FORTH ELSEWHERE HEREIN, INCLUDING "RISK FACTORS."

 Overview

  Desktop, through its NewsEDGE products, delivers a large variety of news and information sources in real time to professionals' personal computers, automatically monitoring and filtering the news, and alerting the users to stories of interest to them. NewsEDGE is delivered via corporations' intranets, the Internet and local area networks.

  Desktop's revenues consist primarily of NewsEDGE subscription fees and related royalties received from news providers in connection with sales of their newswires through NewsEDGE. Historically, royalties have constituted less than 10% of this amount. Desktop's other revenues consist principally of NewsEDGE installation services and related computer hardware system sales, and non-recurring custom development projects related to Desktop's software.

  NewsEDGE subscriptions are generally for an initial term of twelve months, payable in advance, and are automatically renewable for successive one year periods unless the customer delivers notice of termination prior to the expiration date of the then current agreement. NewsEDGE subscription revenues are recognized ratably over the subscription term, beginning on installation of the NewsEDGE service. Accordingly, a substantial portion of the Desktop's revenues are recorded as deferred revenues until they are recognized over the license term. Desktop does not capitalize customer acquisition costs.

  Certain newswires offered by Desktop through NewsEDGE are purchased by the customer directly from the news provider and payments are made directly from the NewsEDGE customer to the provider. For some of these newswires, Desktop receives ongoing royalties on payments made by the customer to the news provider, and those royalties constitute part of Desktop's subscription and royalty revenues. For other newswires that are resold by Desktop to the NewsEDGE customer, Desktop includes a fee for the newswire in the NewsEDGE subscription fee paid by the customer and pays a royalty to the news provider. Such royalties are included in Desktop's cost of revenues.

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of total revenues, consolidated statement of operations data for the periods indicated. These operating results are not necessarily indicative of the results for any future period.

                                                                    NINE MONTHS
                                                 YEARS ENDED           ENDED
                                                 DECEMBER 31,      SEPTEMBER 30,
                                                -----------------  ---------------
                                                1994   1995  1996   1996     1997
                                                ----   ----  ----  ------   ------
Subscription and royalty revenues.............   90%    94%   93%      93%      93%
Other revenues................................   10      6     7        7        7
                                                ---    ---   ---   ------   ------
 Total revenues...............................  100    100   100      100      100
Cost of revenues..............................   27     28    28       27       31
Customer support expenses.....................   14     11    10       11       12
Development expenses..........................   13     12    12       13       12
Sales and marketing expenses..................   43     38    35       36       35
General and administrative expenses...........    6      5     5        5        5
                                                ---    ---   ---   ------   ------
 Total costs and expenses.....................  103     94    90       92       95
Income (loss) from operations.................   (3)     6    10        8        5
Interest income, net..........................    1      4     5        6        5
                                                ---    ---   ---   ------   ------
Income (loss) before provision for income tax-
 es...........................................   (2)    10    15       14       10
Provision for income taxes....................   --      1     2        2        4
                                                ---    ---   ---   ------   ------
 Net income (loss)............................   (2)%    9%   13%      12%       6%
                                                ===    ===   ===   ======   ======

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

  Revenues. Revenues consist of (i) subscription and royalty revenues and (ii) other revenues which consist of revenues from NewsEDGE installation services and other sources. Total revenues increased 24% to $10.8 million for the three months ended September 30, 1997 as compared to $8.8 million for the same period in 1996. Year-to-date total revenues increased 30% to $31.3 million as compared to $24.1 million for the same period in 1996. The increase in subscription and royalty revenues was due to increased subscription revenues from new customers, the retention and growth of revenues from existing customers and increased royalties from the sale of third party information news. For the three months ended September 30, 1997, subscription and royalty revenues increased 27% to $10.2 million, up from $8.1 million for the same period in 1996. Year-to-date subscription and royalty revenues increased 30% to $29.2 million as compared to $22.5 million for the same period in 1996.

  For the three month period ended September 30, 1997, other revenues consisting of revenues from NewsEDGE installation services, computer hardware system sales and non-recurring custom development projects decreased 9% to $630,000, down from $690,000 for the same period in 1996. Conversely, year-to-date other revenues increased 27% to $2.1 million, up from $1.6 million for the same period in 1996. Fluctuations in other revenues occur as a result of increases or decreases in non-recurring custom development projects and installations of NewsEDGE.

  International revenues (revenues from customers outside of North America) accounted for less than 5% of revenues during the nine month periods ended September 30, 1996 and September 30, 1997.

  The number of installed customers increased from 373 customers at September 30, 1996, to 410 customers at September 30, 1997, an increase of 10%. The number of authorized users within customer organizations increased from 110,298 users at September 30, 1996 to 169,438 users at September 30, 1997, an increase of 54%. The average users per customer increased from 270 users at September 30, 1996 to 369 users at September 30, 1997, an increase of 37%. Desktop's average revenues per customer increased from $63,435 for the nine months ended September 30, 1996 to $73,806 for the nine months ended September 30, 1997, an increase of 16%.

  Cost of revenues. Cost of revenues consists primarily of royalties paid to third party information providers for the cost of news services licensed to customers, costs associated with transmitting news services to customer sites and the cost of computer hardware sold to customers. Cost of revenues does not include customer support expenses. Cost of revenues, as a percentage of total revenues, increased to 32% and 31%, respectively, for the three and nine month periods ended September 30, 1997 from 28% and 27%, respectively, for the same periods in 1996. The percentage increases in cost of revenues were due primarily to increases in royalties paid to third party information providers and increases in transmission costs.

  Customer support expenses. Customer support expenses consist primarily of costs associated with technical support of Desktop's installed base of customers. Customer support expenses increased 53% to $1.4 million for the three months ended September 30, 1997, as compared to $898,000 for the same period in 1996. Year-to-date customer support expenses increased 51% to $3.9 million for the nine months ended September 30, 1997, as compared to $2.5 million for the same period in 1996. These increases resulted primarily from higher staffing levels and the continuing need for Desktop to provide additional support to its growing customer base. As a percentage of total revenues, customer support expenses increased to 13% and 12% for the three and nine month periods ended September 30, 1997 from 10% and 11% for the comparable periods in 1996. At September 30, 1997, Desktop had 62 employees engaged in field and central customer support operations.

  Development expenses. Development expenses consist primarily of costs associated with the design, programming, and testing of Desktop's new software and services. Development expenses increased 31% to $1.3 million for the three months ended September 30, 1997, as compared to $1.0 million for same period in 1996. Year-to-date development expenses increased 20% to $3.8 million for the nine months ended September 30, 1997, as compared to $3.2 million for the same period in 1996. Increases in development expenses resulted primarily from higher payroll and recruiting costs deemed necessary to attract and retain new and existing personnel. As a percentage of total revenues, development expenses remained relatively constant at 12% for the three and nine month periods ended September 30, 1997, as compared to 12% and 13% for the comparable periods in 1996. At September 30, 1997, Desktop had 44 employees engaged in development and quality assurance operations.

  Sales and marketing expenses. Sales and marketing expenses consist primarily of compensation costs (including sales commissions and bonuses), travel expenses, trade shows and other marketing programs. Sales and marketing expenses increased 22% to $3.9 million for the three month period ended September 30, 1997, as compared to $3.2 million for the same period in 1996. Year-to-date sales and marketing expenses increased 27% to $11.0 million for the nine month period ended September 30, 1997, from $8.6 million for the same period in 1996. Sales and marketing expenses increased during these periods, primarily due to the expansion of the sales and marketing organizations. As a percentage of total revenues, sales and marketing expenses remained relatively constant at 36% and 35% for the three and nine month periods ended September 30, 1997, as compared with 37% and 36% for the same period in 1996. As of September 30, 1997, Desktop's direct sales force and marketing staff consisted of 75 employees.

  General and administrative expenses. General and administrative expenses consist primarily of expenses for finance, office operations, administration and general management activities, including legal, accounting and other professional fees. General and administrative expenses increased 62% to $583,000 for the three months ended September 30, 1997 from $359,000 for the same period in 1996. Year-to-date general and administrative expenses increased 39% to $1.6 million for the nine months ended September 30, 1997 from $1.1 million for the same period in 1996. The increases in general and administrative expenses were due primarily to additions of staff and new administrative functions to support Desktop's growth. General and administrative expenses, as a percentage of total revenues, remained relatively constant at 5% for the three and nine month periods ended September 30, 1997, as compared to 4% and 5% for the same periods in 1996. At. September 30, 1997, Desktop had 15 employees engaged in general and administrative operations.

  Interest income, net. Interest income, net consists of interest earned on cash and cash equivalents, short-term and long-term investments, offset by interest expense on equipment financing. Interest income, net increased to $575,000 and $1.6 million for the three and nine month periods ended September 30, 1997, from $490,000 and $1.4 million for the comparable periods in 1996 due to higher cash and investment balances generated from operations and higher interest rates earned on cash, cash equivalent and investment balances.

  Provision for income taxes. The provision for income taxes increased to $260,000 and $1.1 million, respectively, for the three and nine month periods ended September 30, 1997 from $151,000 and $384,000, respectively, for the comparable periods in 1996. The increase in the tax provision is due to both a reduction in the tax loss carryforwards and higher expected taxable income from Desktop's operations. Despite Desktop's profitability in 1995 and 1996, Desktop has provided a full valuation allowance against its net deferred tax asset due to the uncertainty surrounding the realization of the net deferred tax asset. The uncertainty is due to the mechanism required for utilizing net operating loss carryforwards (NOLs) and tax credit carryforwards, as well as Desktop's history of cumulative losses since inception of $1.9 million as of December 31, 1996. Desktop has significant NOLs from disqualifying dispositions and tax credit carryforwards (TCCs) primarily from research and development activities. Desktop is required to first use the NOLs (including NOLs generated from disqualifying dispositions) prior to realizing any benefit from the TCCs, thus extending the time as to when the TCCs can be utilized.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

  Revenues. Total revenues increased 46% to $33.8 million for 1996, as compared to $23.2 million for 1995. Subscription and royalty revenues increased 44% to $31.3 million from $21.7 million for 1996 and 1995, respectively. The increase in subscription and royalty revenues was attributable to increased subscription revenues from new customers, the retention and growth of revenues from existing customers and increased royalties from the sale of third party information news.

  Other revenues increased 72% to $2.5 million for 1996 from $1.4 million for 1995. The increase was due primarily to revenue from one-time custom development project, such as the NBC Desktop Video and LinkEDGE projects. Desktop currently does not solicit hardware sales, and anticipates that revenues from hardware sales will decline as a percentage of total revenues.

  International revenues (revenues from customers outside of North America) accounted for less than 5% of revenues during the years ended December 31, 1996 and 1995.

  Cost of revenues. Cost of revenues, as a percentage of total revenues remained constant at 28% for the years ended December 31, 1996 and 1995.

  Customer support expenses. Customer support expenses increased 40% to $3.5 million for 1996, as compared to $2.5 million for 1995. These increases resulted primarily from higher staffing levels and the continuing need for Desktop to provide additional support to its growing customer base. As a percentage of total revenues, customer support expenses declined to 10% for 1996 versus 11% for 1995.

  Development expenses. Development expenses increased 47% to $4.2 million for 1996, as compared to $2.9 million for 1995. Development expenses increased as a result of higher staffing levels to provide for enhancements of existing features and the development of new features. Development expenses, as a percentage of total revenues, increased slightly to 13% for the year ended December 31, 1996, as compared to 12% for the year ended December 31, 1995.

  Sales and marketing expenses. Sales and marketing expenses increased 34% to $11.7 million for 1996, as compared to $8.7 million for 1995. Sales and marketing expenses represented 35% of revenues for 1996, as compared to 38% for 1995. Sales and marketing expenses increased during these periods, primarily due to the expansion of the sales and marketing organizations. As a percentage of total revenues, however, sales and marketing expenses decreased primarily as a result of the increase in Desktop's revenues, without a corresponding increase in sales and marketing expenses.

  General and administrative expenses. General and administrative expenses increased 24% to $1.6 million for 1996, from $1.3 million for 1995. The increases in general and administrative expenses were due primarily to additions to staff to support Desktop's growth. General and administrative expenses, as a percentage of total revenues, decreased slightly to 5% for the year ended December 31, 1996, as compared to 6% for the year ended December 31, 1995.

  Interest income, net. Interest income, net increased to $1.9 million for 1996, from $897,000 for 1995, due primarily to interest earned on higher cash balances generated from operations.

  Provision for income taxes. For the year ended December 31, 1996, the provision for income taxes was $614,000. This provision is primarily the result of state taxes in states that do not have net operating loss carryforwards available and the alternative minimum tax due under the Internal Revenue Code. Despite Desktop's profitability in 1995 and 1996, Desktop has provided a full valuation allowance against its net deferred tax asset due to the uncertainty surrounding the realization of the net deferred tax asset. The uncertainty is due to the mechanism required for utilizing net operating loss carryforwards (NOLs) and tax credit carryforwards, as well as Desktop's history of cumulative losses since inception of $1.9 million as of December 31, 1996. Desktop has significant NOLs from disqualifying dispositions and tax credit carryforwards (TCCs) primarily from research and development activities. Desktop is required to first use the NOLs (including NOLs generated from disqualifying dispositions) prior to realizing any benefit from the TCCs, thus extending the time as to when the TCCs can be utilized.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

  Revenues. Total revenues increased 61% to $23.2 million for 1995, as compared to $14.4 million for 1994. Subscription and royalty revenues increased 68% to $21.7 million from $12.9 million for 1995 and 1994, respectively. The increase in subscription and royalty revenues was attributable to increased subscription revenues from new customers, the retention and growth of revenues from existing customers and increased royalties from the sale of third party information news.

  Other revenues remained flat at $1.4 million for 1995 and 1994.

  International revenues accounted for less than 5% of revenues during the years ended December 31, 1995 and 1994. Desktop established a sales and technical support operation in England during the second half of 1994.

  Cost of revenues. Cost of revenues, as a percentage of total revenues, increased slightly to 28% for the year ended December 31, 1995, as compared to 27% for the year ended December 31, 1994.

  Customer support expenses. Customer support expenses increased 31% to $2.5 million for 1995, as compared to $1.9 million for 1994. These increases resulted primarily from higher staffing levels and the continuing need for Desktop to provide additional support to its growing customer base. As a percentage of total revenues, customer support expenses declined to 11% for 1995 versus 13% for 1994.

  Development expenses. Development expenses increased 51% to $2.9 million for 1995, as compared to $1.9 million for 1994. Development expenses increased as a result of higher staffing levels to provide for enhancements of existing features and the development of new features. Development expenses, as a percentage of total revenues, declined slightly to 12% for the year ended December 31, 1995, as compared to 13% for the year ended December 31, 1994.

  Sales and marketing expenses. Sales and marketing expenses increased 42% to $8.7 million for 1995, as compared to $6.2 million for 1994. Sales and marketing expenses represented 38% of revenues for 1995, as compared to 43% for 1994. Sales and marketing expenses increased during these periods, primarily due to the expansion of the sales and marketing organizations. As a percentage of total revenues, however, sales and marketing expenses decreased primarily as a result of the increase in Desktop's revenues, without a corresponding increase in sales and marketing expenses.

  General and administrative expenses. General and administrative expenses increased 42% to $1.3 million for 1995, from $900,000 for 1994. The increase in general and administrative expenses was due primarily to additions to staff to support Desktop's growth. General and administrative expenses, as a percentage of total revenues, remained flat at 6% for both 1995 and 1994.

  Interest income, net. Interest income, net consists of interest earned on cash and cash equivalents, offset by interest expense on equipment financing. Interest income, net increased to $897,000 for 1995, from $97,000 for 1994, due to both the interest earned on higher cash balances generated from operations and the proceeds from Desktop's initial public offering, and higher interest rates paid on invested cash balances.

  Provision for income taxes. For the year ended December 31, 1995, the provision for income taxes was $183,000. This provision is the result of state taxes due in states that do not have net operating loss carryforwards available and the alternative minimum tax due under the Internal Revenue Code. No provision for income taxes was made for the year ended December 31, 1994 because Desktop incurred a net operating loss for that year. Desktop has continued to provide a full valuation allowance against its net deferred tax asset due to the uncertainty surrounding the realization of the net deferred tax asset. The uncertainty is primarily due to Desktop's cumulative losses. As a result, management believes that it is more likely than not that the net deferred tax asset will not be realized.

LIQUIDITY AND CAPITAL RESOURCES

  Desktop's combined cash, cash equivalent and investment balance was $42.4 million at September 30, 1997, as compared to $36.8 million at December 31, 1996, an increase of $5.6 million. Net cash of $7.6 million was generated from operations for the nine months ending September 30, 1997 as a result of Desktop's profitability and increases in current liabilities since the beginning of the year. Net cash provided by investing activities for the nine months ended September 30, 1997 was $10.8 million, due to the maturity of certain investments. Net cash provided by financing activities in the nine months ended September 30, 1997 was $118,000, due primarily to employee stock option exercises and stock purchases pursuant to the employee stock purchase plan.

  Desktop continues to investigate the possibility of investments in or acquisitions of complementary businesses, products or technologies, although Desktop has not entered into any commitment or negotiations with respect to any material transactions other than with respect to the Merger.

  Desktop believes that its current cash, cash equivalent and investment balances combined with funds anticipated to be generated from future operations will be sufficient to satisfy working capital and expenditure requirements through at least fiscal 1999. The rate of use by Desktop of its cash resources will depend, however, on numerous factors, including the rate of expansion for current products and services, the development of new services, and potential acquisitions, dispositions or strategic investments.

                         DESKTOP CERTAIN TRANSACTIONS

  William Blair & Company, an affiliate of William Blair Venture Partners III ("Blair"), is a customer of Desktop and was billed an aggregate of approximately $69,000 in NewsEDGE subscriber fees in the year ended December 31, 1996. Ms. Carnahan, a general partner of Blair, currently serves on the Board of Directors of Desktop and is expected to be a director of the Combined Company.

                           DESKTOP STOCK INFORMATION

DESKTOP PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of the Desktop Common Stock as of January 9, 1998 for the following: (i) each person or entity who is known by Desktop to own beneficially more than 5% of the outstanding shares of Desktop's Common Stock ("Principal Stockholders"); (ii) each of Desktop's directors; (iii) each of the officers named in Desktop's Summary Compensation Table ("Named Officers"); and (iv) all directors and executive officers of Desktop as a group:

                                                  SHARES
                                               BENEFICIALLY     PERCENTAGE
                     NAME                        OWNED(1)   BENEFICIALLY OWNED
                     ----                      ------------ ------------------
PRINCIPAL STOCKHOLDERS(2):
Individual, Inc.(3)...........................  4,704,277         44.83%
 8 New England Executive Park West
 Burlington, MA 01803
Donald L. McLagan(4)..........................  2,133,499         24.55%
 c/o Desktop, Inc.
 80 Blanchard Road
 Burlington, MA 01803
Matthew L. Feshbach...........................    698,100          8.03%
 425 Sherman Avenue, Suite 220
 Palo Alto, CA 94306
FMR Corp.(5)..................................    490,600          5.65%
 82 Devonshire Street
 Boston, MA 02109
DIRECTORS:
Ellen Carnahan(6).............................    215,620          2.48%
A. Baron Cass(7)..............................     96,437          1.11%
June Rokoff...................................     10,525             *
Rory J. Cowan(8)..............................     12,500             *
NAMED OFFICERS:
Daniel F. X. O'Reilly(9)......................    231,949          2.66%
Clifford M. Pollan(10)........................    137,288          1.58%
Edward R. Siegfried(11).......................    127,066          1.46%
John L. Moss(12)..............................     12,995             *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
 GROUP:
(9 persons)(13)...............................  2,977,879         33.96%

--------
*  Represents less than 1% of the outstanding shares.
 (1) The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of January 9, 1998 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.
 (2) This information was obtained from filings made with the SEC pursuant to Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.
 (3) Includes 1,726,398 shares which Individual has the right to acquire if the Agreement is terminated under certain circumstances, pursuant to the Desktop Option Agreement. See "Terms of Merger--Option Agreements." If acquired, Individual will have sole voting and sole investment power over such shares. Also includes 2,977,879 shares (including presently exercisable stock options) as to which Individual shares voting power with the executive officers of Desktop and members of the Desktop Board and their affiliates that are parties to the Desktop Participation Agreement. See "Terms of the Merger--Participation Agreements." Individual does not have sole or shared investment power over these shares.
 (4) Includes 414,442 shares held in trust for the benefit of Mr. McLagan's two children, of which Mr. McLagan's wife is the sole trustee. Mr. McLagan disclaims beneficial ownership of such shares.
 (5) Includes 211,400 shares held by Fidelity Management and Research Company ("Fidelity Research") and 267,400 shares held by Fidelity Management Trust Company ("Fidelity Trust"). Fidelity Research and Fidelity Trust are both wholly-owned subsidiaries of FMR Corp., Edward C. Johnson 3d, Chairman of FMR Corp., and Abigail P. Johnson, a Director of FMR Corp., own 12% and 24.5%, respectively, of the outstanding voting common stock of FMR Corp. Various Johnson family members and trusts for their benefit are the predominant owners of the FMR Corp. voting common stock. These Johnson family members, through the ownership of voting common stock and the execution of a shareholders' voting agreement, may be deemed to form a controlling group with respect to FMR Corp. Neither FMR Corp. nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by Fidelity Research, which power resides with Fidelity Research's board of Trustees, Fidelity Research carries out the voting of the shares under written guidelines established by Fidelity Research's board of trustees. Mr. Johnson and FMR Corp, through their control of Fidelity Trust, have sole voting and dispositive power over the shares owned by Fidelity Trust.
 (6) Includes 213,120 shares of Desktop Common Stock held by William Blair Venture Partners III ("WBVP"). Ms. Carnahan is a general partner of Blair management and may be deemed to share voting and investment power with respect to the shares held by WBVP. Ms. Carnahan disclaims beneficial ownership of such shares, except to the extent of her proportionate interests in WBVP. Ms. Carnahan is also a principal of William Blair & Company, L.L.C. Also includes 2,500 shares of Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of January 9, 1998 by Ms. Carnahan.
 (7) Includes 38,971 shares held by Prime Petroleum, Inc. Profit Sharing trust, of which Mr. Cass is the sole trustee, and of which he and his spouse are the sole beneficiaries. Also includes 2,500 shares of Desktop Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of January 9, 1998.
 (8) Includes 2,500 shares of Desktop Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of January 9, 1998.
 (9) Includes 18,956 shares of Desktop Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of January 9, 1998.
(10) Includes 18,956 shares of Desktop Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of January 9, 1998.
(11) Includes 18,956 shares of Desktop Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of January 9, 1998.
(12) Includes 12,395 shares of Desktop Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of January 9, 1998.
(13) Includes 76,763 shares of Desktop Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of January 9, 1998.

DESKTOP STOCK PRICE AND DIVIDEND INFORMATION

  Desktop Common Stock has been traded on Nasdaq under the symbol "DTOP" since Desktop's initial public offering in August 1995. The following table sets forth the range of high and low closing prices for the Desktop Common Stock as reported on Nasdaq for the periods indicated.

                                                                   HIGH   LOW
                                                                  ------ ------
Fiscal 1995
  Third Quarter*................................................. $38.00 $21.00
  Fourth Quarter.................................................  38.00  21.25
Fiscal 1996
  First Quarter..................................................  36.75  17.25
  Second Quarter.................................................  40.75  26.50
  Third Quarter..................................................  33.25  22.25
  Fourth Quarter.................................................  29.00  17.25
Fiscal 1997
  First Quarter..................................................  19.25  12.75
  Second Quarter.................................................  13.50   5.94
  Third Quarter..................................................  11.88  10.13
  Fourth Quarter.................................................  11.88   6.69
Fiscal 1998
  First Quarter (through January 9, 1998)........................   8.75   8.09

--------
* Third Quarter data reflects the period from Desktop's initial public offering in August through September 30, 1995.

  As of October 31, 1997, the last trading day prior to the announcement of the execution of the Agreement, the closing price for the Desktop Common Stock as reported on Nasdaq was $10.34. As of January 9, 1998, the closing price for the Desktop Common Stock as reported on Nasdaq was $8.688. Desktop has not paid any dividends on its Common Stock since its inception and does not intend to pay any dividends in the foreseeable future. At the Desktop Record Date, there were approximately 115 Desktop stockholders of record.

                 DESKTOP MANAGEMENT AND EXECUTIVE COMPENSATION

MANAGEMENT

  The following table sets forth the director nominees to be elected at the Desktop Meeting, the directors and executive officers of Desktop, their ages, and the positions currently held by each such person with Desktop:

          NAME           AGE                         POSITION
          ----           ---                         --------
Donald L. McLagan.......  55 Chairman, President, Chief Executive Officer and Director
Edward R. Siegfried.....  52 Vice President--Finance and Chief Financial
                              Officer, Treasurer and Assistant Secretary
Clifford M. Pollan......  42 Vice President--Sales and Marketing
Daniel F.X. O'Reilly,     51
 Ph.D...................     Vice President and Chief Technology Officer
John L. Moss............  46 Vice President--Development
A. Baron Cass, III(2)...  54 Director
June Rokoff(1)..........  48 Director
Ellen Carnahan(2).......  42 Director
Rory J. Cowan(1)(2).....  45 Director

--------
(1) Member of Compensation Committee
(2) Member of Audit Committee

  Mr. McLagan is the founder of Desktop and has been President and a director since its inception in 1988. Mr. McLagan was elected Chairman and Chief Executive officer in June 1995. From 1985 to 1988, Mr. McLagan was Vice President and General Manager of the Information Services Division of Lotus Development Corporation, a computer software company. From 1969 to 1984, Mr. McLagan was employed by Data Resources, Inc., an economic information service company, most recently as Executive Vice President.

  Mr. Siegfried joined Desktop in 1989 as Vice President, Treasurer and Assistant Secretary and was elected Vice President--Finance and Operations in May 1995. From 1985 to 1989, Mr. Siegfried served as the Vice President responsible for finance, administration and operations at Softbridge Microsystems, Inc., a computer software company. From 1974 to 1985, Mr. Siegfried was the Senior Vice President--Finance and Administration of Data Resources, Inc. Mr. Siegfried is a certified public accountant and from 1967 to 1974 was employed by Arthur Andersen LLP, most recently as an Audit Manager.

  Mr. Pollan joined Desktop in 1989 as a Vice President and was elected Vice President--Sales and Marketing in May 1995. From 1986 to 1989, Mr. Pollan was a Director of Sales at Lotus Development Corporation. From 1985 to 1986, Mr. Pollan was the Vice President of Sales of Isys Corporation, a financial information company, and from 1978 to 1985 was employed by Data Resources, Inc., most recently as a Director of Consulting.

  Dr. O'Reilly joined Desktop in 1989 as a Vice President and was elected Vice President--Development in May 1995. In July 1996, Dr. O'Reilly was promoted to Vice President and Chief Technology Officer. From 1979 to 1989, Dr. O'Reilly was the Vice President of the Information System Development Group of Data Resources, Inc. From 1975 to 1979, Dr. O'Reilly held various teaching positions in the Mathematics Departments of Marquette University, Simmons College and Boston College.

  Mr. Moss joined Desktop in 1997 as Vice President--Development. From 1992 to 1996, Mr. Moss was President and Chief Executive Officer of Software House, Inc., a company specializing in real-time security control applications. Prior to that, he was a unit president for JWP, Inc., a public company specializing in construction and building management products and services. Mr. Moss is also an instructor of Computer Science at Tufts University.

  Mr. Cass has served on the Board of Directors of Desktop since November 1989. Mr. Cass has been a general partner of CCS & Associates L.P., an investment general partnership, since 1983. Mr. Cass is also currently a general partner of C3 Holdings, L.L.C., a private merchant banking firm, a general partner of Equity Analysts, L.P., a real estate investment partnership, and a general partner of Sands Partnership No. 1 L.P., an investment partnership. Previously, Mr. Cass was a Vice President with the investment firms of Goldman, Sachs & Co. and Bear Stearns & Co., Inc.

  Ms. Rokoff has served on the Board of Directors of Desktop since July 1996. Until December 1995, Ms. Rokoff was a Senior Vice President, Worldwide Services Group, at Lotus Development Corporation where she spent ten years in management. Previous management positions at Lotus included Senior Vice President-- Development, Vice President--Graphics and Information Management, and General Manager, Lotus 1-2-3 Release 3. Prior to Lotus, Ms. Rokoff was the Chief Operating Officer of Isys Corporation, and spent thirteen years at Data Resources, Inc., where she managed its software development. Since her departure from Lotus, Ms. Rokoff has served as a director of Mathsoft, Inc. and various organizations.

  Ms. Carnahan has served on the Board of Directors of Desktop since March 1991. Ms. Carnahan has been a general partner of William Blair Venture Partners III, a venture capital firm, since 1988. Prior to 1988, Ms. Carnahan was Vice President of Marketing and Planning at SPSS, Inc., an applications software company.

  Mr. Cowan has served on the Board of Directors of Desktop since May 1993. Since December 1996, Mr. Cowan has been Chairman and Chief Executive Officer of LioNBRIDGE Technologies, an international software services company. From 1991 to 1996, Mr. Cowan was an executive vice president of R.R. Donnelley & Sons Company, a supplier of commercial print and print-related services. During 1995 and 1996, Mr. Cowan was also the Chief Executive Officer of Stream International, Inc., a software services company. Mr. Cowan also serves as a director of Interleaf, Inc.

  Executive officers of Desktop are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There is no family relationship between any director or executive officer of Desktop.

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND OFFICERS

COMPENSATION OF DIRECTORS

  On January 23, 1996, the Compensation Committee of the Desktop Board approved the Director Compensation Plan. Under the Director Compensation Plan, each Desktop non-employee director receives both an annual retainer of $5,000 and a fee of $1,000 for each Board meeting physically attended. A "non-employee director," for purposes of the Director Compensation Plan, is a director who is not an employee of Desktop and not an officer, director, general partner or employee of a securities firm, venture capital firm or other institution or corporation which, together with its affiliates, holds more than 5% of the issued and outstanding Desktop Common Stock. Directors who are employees, or who are affiliated with a person who holds more than 5% of the Desktop Common Stock, receive no remuneration under the Director Compensation Plan, for serving as members of the Desktop Board or as members of Committees of the Desktop Board. Under the Director Compensation Plan, non-employee directors are also reimbursed for their reasonable out-of-pocket travel expenses associated with their attendance at Board meetings. During the fiscal year ended December 31, 1996, Messrs. Cass and Cowan and Ms. Rokoff earned $7,000, $8,000, and $3,500, respectively, under the Director Compensation Plan.

  In addition, in order to provide an incentive to non-employee directors, options are granted to non-employee directors pursuant to the Desktop 1995 Non-Employee Director Stock Option Plan, as amended (the "Director Plan"). Under the Director Plan, each non-employee director, including non-employee directors who are affiliated with a person who holds more than 5% of the Common Stock, receives, on the date such person is first elected to the Board, an option to purchase 20,000 shares (the "Initial Option") of Desktop Common Stock, vesting over four years. Subsequent to the grant of the Initial Option, each non-employee director who has attended at least 75% of the board meetings during the previous fiscal year will receive an option to purchase 2,500 shares of Desktop Common Stock per year, vesting on the first anniversary of the date of such grant. All options granted under the Director Plan will have an exercise price equal to the fair market value of the Desktop Common Stock on the date of grant. Each option granted under the Director Plan will expire ten years from the date of grant.

  During the fiscal year ended December 31, 1996, Messrs. Cass and Cowan and Ms. Carnahan each received options to purchase 2,500 shares at an exercise price of $34.00 per share pursuant to the Director Plan. In addition, Ms. Rokoff received an option to purchase 20,000 shares at an exercise price of $26.25 per share as an Initial Option.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid to or earned by Desktop's Chief Executive Officer and Desktop's four other most highly compensated officers whose salary plus bonus exceeded $100,000 ("Named Executive Officers") during the last fiscal year for services rendered to Desktop during the fiscal years ended December 31, 1994, 1995 and 1996.

                          SUMMARY COMPENSATION TABLE

                                                           SECURITIES        ALL
                                                           UNDERLYING       OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY ($) BONUS ($)(1)  OPTIONS (#) COMPENSATION(2)
---------------------------  ---- ---------- ------------  ----------- ---------------
Donald L. McLagan ......     1996  $135,300    $16,500          --         $  760
 Chairman, President,
 Chief Executive             1995   124,150        --           --            739
 Officer and Director        1994   115,500        --           --            289
Edward R. Siegfried ....     1996   135,300     16,500       35,000           760
 Vice President--Finance
 and Operations,             1995   125,150        --           --            739
 Chief Financial             1994   115,500        --           --            289
 Officer, Treasurer and
 Assistant Secretary
Clifford M. Pollan .....     1996   135,300     40,511       35,000           760
 Vice President--Sales
 and Marketing               1995   124,150     23,661(3)       --            739
                             1994   115,500     45,157                        289
Daniel F.X. O'Reilly ...     1996   135,300     16,500       35,000         1,624
 Vice President and
 Chief Technology Offi-
 cer                         1995   124,150        --           --          1,490
                             1994   115,500        --           --            289

--------
(1) Includes bonuses earned with respect to services rendered in the fiscal year indicated, whether or not such bonus was actually paid during such fiscal year.
(2) Represents matching contributions made by Desktop to the Named Executive Officer under Desktop's 401(k) plan.
(3) Amount disclosed is $4,843 lower than the amount disclosed in Desktop's 1996 Proxy Statement for fiscal 1995. The difference is due to an adjustment from an estimate to an actual payout.

  The following table provides certain information concerning grants of option to purchase Desktop's Common Stock made during the year ended December 31, 1996 to each of the Named Executive Officers. No stock appreciation rights ("SARS") were granted during the fiscal year ended December 31, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                      INDIVIDUAL GRANTS
                         --------------------------------------------
                         NUMBER OF
                         SECURITIES  % OF TOTAL
                         UNDERLYING   OPTIONS
                          OPTIONS    GRANTED TO  EXERCISE              GRANT DATE
                          GRANTED   EMPLOYEES IN   PRICE   EXPIRATION PRESENT VALUE
NAME                       (#)(1)   FISCAL YEAR  ($/SHARE)    DATE       (1)($)
----                     ---------- ------------ --------- ---------- -------------
Donald L. McLagan.......      --         --          --         --           --
Edward R. Siegfried.....   35,000       6.10%     $24.00    1/23/06     $455,999
Clifford M. Pollan......   35,000       6.10%     $24.00    1/23/06     $455,999
Daniel F. X. O'Reilly...   35,000       6.10%     $24.00    1/23/06     $455,999

--------
(1) In accordance with Securities and Exchange Commission rules, the Black-Scholes option repricing model was chosen to estimate the grant date present value of the options set forth in this table. Desktop's use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black Scholes model, require a prediction about the future movement of the stock price. The following assumption was made for the purposes of the grant date present value: an option term of 3-6 years, volatility at 63% and an interest rate at 5.34%. The real value of the options in this table depends upon the actual performance of Desktop Common Stock during the applicable period.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth, for each of the officers named in the Summary Compensation Table, certain information concerning stock options exercised during fiscal 1996, and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1996. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of Desktop's Common Stock as of December 31, 1996.

                  AGGREGATED OPTION EXERCISES IN LAST FISCAL
                    YEAR AND FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                   OPTIONS AT FISCAL      IN-THE-MONEY OPTIONS AT
                                                     YEAR-END (#)           FISCAL YEAR END ($)
                                               ------------------------- -------------------------
                            SHARES     VALUE
                         ACQUIRED ON  REALIZED
NAME                     EXERCISE (#)   ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ------------ -------- ----------- ------------- ----------- -------------
Donald L. McLagan.......     --         --         --            --          --           --
Edward R. Siegfried.....     --         --         --         35,000         --           --
Clifford M. Pollan......     --         --         --         35,000         --           --
Daniel F. X. O'Reilly...     --         --         --         35,000         --           --

                                  INDIVIDUAL

                              INDIVIDUAL BUSINESS

  The following description contains forward-looking statements which involve risks and uncertainties. Individual's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors."

  Individual develops and markets a suite of customized news and information services that provide knowledge workers with daily personalized current awareness reports, while offering information providers and advertisers new ways to reach targeted audiences. Utilizing its knowledge processing systems, editorial knowledge bases, and an exclusive license to Cornell University's SMART technology, and proprietary extensions of that technology developed by Individual, Individual's intelligent software agents search each day through approximately 10,000 to 20,000 stories drawn from approximately 600 broad (e.g., Reuters) and specialized (e.g., PC Week) information sources, and prepare for each user a highly relevant daily news briefing with full-text retrieval options. Individual delivers its information services to approximately 700,000 users across a range of delivery platforms, including facsimile, electronic mail, groupware, intranets, and the Internet. In June 1997, the Company acquired ClariNet Communications Corp. in a merger accounted for as a pooling of interests. ClariNet is the publisher of ClariNews, a business news service provided to over 1.5 million Internet subscribers and sold primarily to Internet service providers ("ISP's"), corporations, and universities.

INDIVIDUAL'S MARKET

  Individual's principal focus is the expanding market for business news and the corporate knowledge worker, whose effectiveness often depends on the ability to keep current with and make sense of large volumes of random information in a short period of time. In recent years, the proliferation of personal computers, desktop publishing software, and LANs has resulted in the rapid growth of sources of news and other information distributed electronically. As a result, electronically available information accounts for a significant and growing share of the total information market. Methods of accessing information have also evolved dramatically over the past decade, as technological advances have created a flexible and far-reaching set of delivery platforms, such as facsimile transmission, electronic mail, groupware, and online technologies. More recently, the increasing popularity of the Internet and the Web has introduced a structural change in the way information is produced, distributed, and consumed, dramatically lowering the cost of publishing information and significantly increasing its reach. Web servers have also been implemented on corporate intranets which disseminate internal information throughout an organization. By facilitating the publishing and consumption of information, the Internet and intranets are dramatically increasing the amount of information, both relevant and irrelevant, readily available to corporate knowledge workers.

  Three recent trends are further accelerating the significance of current awareness information services to corporate knowledge workers: consolidation of buying influence in corporations, universal connectivity, and coalescence around Internet standards. Only recently, departments and other smaller corporate units were buying information in isolated pockets within the corporation. Now, more companies are creating comprehensive knowledge management strategies and consolidating their buying in one place--often at an executive-level position such as "Chief Knowledge Officer." Such concentration makes it more efficient to sell to an entire company, rather than having to approach and educate multiple isolated buyers. A second major trend is the movement towards universal desktop connectivity. Knowledge workers across corporations and industries are being hooked up to the Internet, corporate intranets, e-mail systems, and large-scale groupware systems like Lotus Notes in greater numbers than ever. Finally, the proliferation of Internet standards increases the number of corporate desktops with HTML browsers (the standard for Internet distribution).

  Traditional methods of maintaining current awareness are proving increasingly inadequate in light of the dynamic changes affecting information technologies and the corporation. Subscribing to and reviewing a full set of potentially relevant information sources, such as newspapers and trade publications, may provide comprehensive coverage, but is no longer practical from both a cost and time perspective. Proprietary online electronic databases, such as Dialog, Dow Jones News Retrieval, Lexis/Nexis, and Reuters, contain extensive information, but generally require specialized search languages to query the database. Although direct access to the Internet or consumer online services offer inexpensive access to information, they generally do not employ sophisticated filtering systems, sources may be limited and lack depth, and few professionals have the inclination or time to maintain current awareness by exploring the myriad of available sites each day in order to locate relevant news and information.

  The rapid growth of information sources and delivery platforms also creates both challenges and opportunities for information providers and advertisers. New electronic information delivery platforms offer information providers the potential to establish additional distribution channels to reach a broader audience, thereby realizing incremental revenues without incurring significant additional costs. Moreover, the emergence of highly customized news sources also provides advertisers with a means of cost-effectively reaching a micro-targeted audience. In addition, the deployment of online technologies provides advertisers with the ability to establish interactive relationships with potential customers.

INDIVIDUAL'S SERVICES

  The Individual solution offers a suite of customized information services that provide knowledge workers with relevant current awareness reports while offering information providers and advertisers new ways to reach targeted audiences. Individual's intelligent software agents filter information from approximately 600 sources, prepare a customized report of highly-relevant information, and proactively deliver a user's personal report by 8:00 a.m. Eastern Time each business day. These reports are delivered via platforms convenient to the user, including facsimile, electronic mail, groupware, intranets, and the Internet.

  Individual's extensive suite of services and distribution strategy is tailored to address the news and information needs of multiple market segments ranging from individuals to enterprises. Individual's principal services include First!, Hoover, NewsPage Corporate Licensing, and NewsPage for Workgroups, targeted to corporate workgroups and enterprises, and a series of single-user services, including NewsPage, a Web-based news site that offers information and targeted advertising to knowledge workers with Internet access and HeadsUp, targeted for the individual business executive or knowledge worker. In June 1997, Individual acquired ClariNet Communications Corp., the publisher of ClariNews, a Web-based electronic newspaper for individual and enterprise customers. In June 1997, Individual also acquired CompanyLink, a Web-based company briefing and market intelligence service. Individual believes that these services offer prospective customers a range of information solutions according to their desired breadth and depth of content, delivery platform, and level of customization.

  Individual's marketing strategy is to address the multiple market segments of knowledge workers through a three-tiered sales and distribution strategy designed to cultivate users from the enterprise level down to the single knowledge worker. Individual creates broad user acceptance by selling to the single knowledge worker and cultivating that user as the source for a workgroup and eventually an enterprise sale. NewsPage is targeted to the single knowledge worker inside corporations and is designed to establish brand recognition and daily user acceptance. NewsPage, as a Web-based service gains readership through traditional Web banner advertising and marketing relationships with a number of high traffic Web sites, including a recently announced relationship with Netscape, whereby Individual was named the exclusive provider of business information to Netscape's Netcenter on-line business service. Users of NewsPage and HeadsUp become sources of leads for Individual's telesales group to promote a workgroup subscription solution called NewsPage for Workgroups with expanded sources and full access to Individual's company resource service, CompanyLink. The telesales organization targets small companies and workgroups within larger corporations, with a target user group of 10 to under 200 and annual subscriptions of $1,000 to $20,000. The NewsPage service includes advertising which provides an additional source of revenue and subsidizes the subscription cost per user vs. the higher premium enterprise products of First! and Hoover. At the enterprise level, Individual uses a direct sales force in the United States and Japan and independent sales agents in Europe, selling First!, Hoover and NewsPage Corporate Licensing. By providing a suite of services at different price points, Individual can allow the customer to disseminate the service to a larger user population by determining the level of service required for each user and tailoring a service offering to match the budget and information needs of each user, ranging from a free, advertising-supported service, to a premium subscription service with extensive access to content.

PRODUCTS AND SERVICES

  Individual offers a suite of customized information services targeted to distinct market segments. Individual's enterprise services include ClariNews, First!, Hoover and NewsPage Corporate Licensing, and its single-user services include ClariNews, CompanyLink, HeadsUp and NewsPage. To deliver these services, Individual utilizes the proprietary SMART text retrieval and filtering technology, scaleable internal processing systems, editorial knowledge bases and specialists, and quality assurance tools and analysts.

                                                                     DELIVERY PLATFORMS
  SERVICES            DESCRIPTION               TARGET USERS         (INTRODUCTION DATE)           PRICING
--------------------------------------------------------------------------------------------------------------------
  ENTERPRISE
  ClariNews    Daily business news        Enterprise-wide           Intranet news         $1-$12 per user per year
               service with intraday      distribution for large
               updates                    corporations
  First!       Daily, comprehensive       Management teams,         Fax (Q1 1990)         Subscription-based
               full-text news service     corporate workgroups,     E-mail (Q1 1990)      pricing ranging from
                                          sales teams, and/or       Lotus Notes (Q3 1992) $5,000 to more than
                                          enterprise-wide           SGML/HTML (Q4 1994)   $200,000 annually,
                                          distribution within large Intranet(Q3 1995)     depending on customer
                                          organizations                                   requirements
  Hoover       Real-time and archival     Management teams,         Lotus Notes (Q3 1991) Software license fees plus
               news service               corporate workgroups,                           subscriptions to content.
                                          sales teams, and/or                             Total fees vary depending
                                          enterprise-wide                                 on customer requirements
                                          distribution within large                       and information sources
                                          organizations
  NewsPage     Internet news site         Enterprise-wide           Internet and          License pricing of
  Corporate    updated daily, including   distribution to           E-mail delivery       $1,000-$50,000 depending
  Licensing    story briefs, full-text    Corporate Knowledge       (Q2 1997)             on the number of users
  and          fulfillment, and targeted  workers
  NewsPage     advertising with links to
  for          advertisers' Web sites
  Workgroups
--------------------------------------------------------------------------------------------------------------------
  SINGLE-USER
  ClariNews    Daily business news        Internet subscribers of   LAN access to         $.25 to $1 per ISP and
               service                    ISP's and universities    News Servers          university user per year
                                                                    and internet access
  CompanyLink  Company resource,          Knowledge workers         Internet (Q2 1997)    Advertising supported
               information and news       with access to the                              with variable
               service                    Internet                                        subscription
                                                                                          fees and fulfillment costs
  HeadsUp      Daily news reports         Individual executives     Fax (Q2 1993)         Subscription-based
               including story briefs     and managers within       E-mail (Q4 1993)      pricing of $360 and up
               and full-text              large and small                                 annually, based upon
               fulfillment options        organizations                                   fulfillment options*
  NewsPage     Internet news site         Knowledge workers         Internet (Q2 1995)    Advertiser supported
               updated daily, including   with access to the        E-mail (Q1 1996)      with variable
               story briefs,              Internet                                        subscription fees and
               full-text fulfillment,                                                     fulfillment costs*
               and targeted advertising
               with links to advertisers'
               Web sites
--------------------------------------------------------------------------------------------------------------------

 * These services provide headlines and abstracts of news items; depending on subscription plan, user requests for the full text of an article may be subject to additional fulfillment charges.

 Enterprise Services

  First! provides comprehensive, full-text news and information delivered each day to enterprises and workgroups that seek daily business intelligence regarding their industry environment for use in areas such as sales, marketing, product management, finance, purchasing, advertising, public relations, and competitive analysis. First! offers customization at the enterprise, workgroup, and single-user levels. The service is generally delivered to enterprises through a two-tiered filtering process, with a broader set of stories relevant to the enterprise delivered to a shared groupware platform. Personalized profiles can then be defined to select the subset of stories of highest relevance to each individual user.

  First! articles are delivered each business day in full-text via facsimile, electronic mail, or as an enterprise-wide feed to groupware platforms such as Lotus Notes or to internal intranet servers. To encourage readership and knowledge-sharing across the workgroup, First! is structured to facilitate workgroup-wide redistribution and integration with comments from users. These features enable First! to serve as a backbone for organization-wide knowledge development.

  Individual has also recently introduced First! Alert, an intra-day news service which draws stories from major newswires, matches them to client profiles and delivers them by e-mail to First! Alert customers as news becomes available throughout the business day.

  First! is generally sold to large enterprises on an annual subscription basis. New enterprise customers typically make full subscription commitments after a several-month paid service trial and one or more visits from Individual's direct sales force.

  Hoover is an intelligent software agent for organizations which integrates and organizes news and information from internal and external news and information sources. The Hoover agent provides a consolidated briefing report that is organized based on a specified "context," such as a company or industry. Reports are presented in Lotus Notes database format, and include real-time intra-day alerting from newswire feeds, as well as extensive access to archival databases. Hoover's comprehensive information relationships include archival access for year-to-date information plus a two-year backfile.

  NewsPage Corporate Licensing ("NPCL") and NewsPage for Workgroups are built on Individual's single-user service NewsPage. NPCL and NewsPage for Workgroups provide a subscription service to small companies, workgroups and enterprises. NewsPage for Workgroups is sold via telesales and NPCL is sold through Individual's direct sales force. Subscribers to both NPCL and NewsPage for Workgroups have access to a broader set of content than the NewsPage service, as well as daily e-mail delivery of the user's personalized electronic news briefing. Both services are designed for wider dissemination within companies at a lower subscription price than Individual's other enterprise offerings, and are partially subsidized by advertising revenue.

 Single-User Services

  NewsPage is Individual's interactive news and information site on the Web that provides timely and relevant information, updated each business day and organized in a topic-based menu system. Users can navigate through menus, explore news relating to more than 25 industry areas, and link directly to pre-specified topics of interest. NewsPage leverages the Web's document-linking structure by allowing users to view articles in brief or full-text format and to connect directly to the Web sites of advertisers to obtain additional product information or potentially to complete transactions online. NewsPage was selected by Internet World as the "Best Online News Service" for 1995 and by PC Magazine as one of the "Top 100 Web Sites" in 1997. NewsPage currently has over 600,000 registered users.

  NewsPage includes advertising from leading companies seeking to participate in "relevance-based advertising," Individual's model for linking sponsors to micro-targeted readers. In contrast to traditional advertising, which is challenged to attract the attention of appropriate readers in a mass-media environment, the relevance-based model ensures a qualified audience through reader-driven content selection. Users, while reading a news item on a subject of interest to them, are presented with an advertising banner from a related sponsoring company. The user can then immediately link to the Web site of the advertiser to get detailed product information or potentially to conduct business transactions directly over the Internet. Current and recent advertisers from a range of industries include Microsoft, Bay Networks, International Business Machines, American Telephone & Telegraph, The Wall Street Journal and Digital Equipment Corporation.

  NewsPage is primarily advertising supported, offering a basic level of service to users at no charge, and a higher level of service, including full text of stories from a broader set of sources, to users paying a monthly subscription fee and fulfillment fees to view full-text articles from certain sources. Advertising revenue is recognized ratably over the advertisement period. NewsPage can be found on the Web at "http://www.newspage.com".

  HeadsUp is a personalized, interactive daily business intelligence report designed to meet the information needs of individual business professionals, such as executives in small businesses, mobile business professionals, or individual knowledge workers within larger organizations. HeadsUp is delivered each business day by facsimile or electronic mail. News items are presented as briefs, with full text available through Individual's interactive system either by electronic mail or through Individual's telephone interactive voice response system. Subscribers create their profiles by selecting topics from Individual's Topic Selector, a library of more than 2,400 topic categories and company names. Subscribers specify their targeted mix of topics and prioritize their choices, and can update this profile over time to better meet their changing information requirements. Individual has recently introduced HeadsUp Alert, an intra-day financial news service which draws stories from major newswires, matches them to client profiles and delivers them by e-mail to HeadsUp Alert customers as news becomes available throughout the business day. HeadsUp is offered through both monthly and annual subscriptions.

 Recent Acquisitions

  In June 1997, Individual acquired ClariNet Communications Corp., the publisher of ClariNews, a leading Web-based electronic newspaper, which is distributed through Internet Service Providers and to corporations, educational institutions and individual subscribers. ClariNews provides breaking news (including photos) updated throughout the day by business topic, from major news wire services such as UPI, ESPN's Sportsticker, Business Wire and Newsbytes, as well as premiere information sources including Christian Science Monitor, Agence France-Presse, Bay City News, Entertainment News Services, United Media, and Universal Press Syndicate. The breaking-news/intra-day alert capabilities of ClariNews have been incorporated into NewsPage. ClariNews is located on the Web at "http://www.clarinet.com".

  Also in June 1997, Individual acquired CompanyLink, a comprehensive, Web-based company briefing and market intelligence service. CompanyLink's advanced technology detects corporate-specific references and detailed market statistics on more than 65,000 companies and dynamically links those references to related news and information on the Web. The service also features a personalized news product that enables automatic access to updated information for competitive research, industry reports, potential business/customer investigation, and more. CompanyLink databases are organized by company profile, corporate contacts, stock symbols, SEC filings, public and private competitors, news and press releases, and local weather and mapping information. Features of the CompanyLink service have been integrated into NewsPage to provide company and industry research capabilities. CompanyLink is located on the Web at "http://www.companylink.com".

 Knowledge Processing Architecture

  Each of Individual's daily news and information services utilizes proprietary technology and production systems which have been designed and enhanced to enable the automated retrieval, compiling and distribution of news items most relevant to each user. Individual continuously receives news and information from its information providers via electronic news feeds. Individual maintains a database of profiles characterizing the interests of each of its customers. Individual's filtering and editorial systems match each customer's profile with the most relevant set of incoming stories. Individual's internal systems are designed to deliver its services by 8:00 a.m. Eastern Time each business day to each of its customers over a conveniently accessible delivery platform.

  Individual initially focused on information providers in the high technology sector and has subsequently added information sources in several other vertical markets, including telecommunications, healthcare, finance, energy, and defense. More recently, Individual has created an extensive set of more than 20,000 company profiles, allowing news relating to a specific company to be filtered and delivered to users.

  Individual's agreements with its information providers generally grant Individual the non-exclusive worldwide right to distribute through Individual's services the content published by the information provider. These agreements typically have an initial term of either two or three years, are automatically renewable unless terminated by one of the parties upon prior notice, and provide for termination upon a breach by a party which is not remedied within the applicable cure period after notice from the other party. Each information provider represents, among other things, that it has ownership of, or other sufficient rights in, the content licensed to Individual but disclaims responsibility for any errors in that content. Individual typically pays its information providers a fee which is either based upon Individual's revenue attributable to the licensed content or a fixed monthly amount or both.

MARKETS AND CUSTOMERS

  At September 30, 1997, Individual had approximately 700,000 users of its enterprise and single-user services, plus approximately 1.5 million subscribers to ClariNews. At that date, Individual also had approximately 700 enterprise customers deploying the First! and Hoover services to users within their organizations.

SALES AND MARKETING

  Individual targets its sales and marketing programs to reach knowledge workers within large enterprises, within small organizations, or who work independently, and organizes these efforts into the Enterprise and Single User Markets. In the Enterprise markets Individual markets and sells its services in the United States and internationally through multiple sales channels, including Individual's direct sales force and telesales. Sales and marketing programs in the single user markets consist of a direct sales force for the sale of advertising on ClariNews, CompanyLink and NewsPage, and development of users on ClariNews, CompanyLink and NewsPage through Web advertising and promotion, direct mail, strategic relationships with leading Web sites, and, in the case of NewsPage, marketing relationships with other Web sites through the NewsPage Network. In September 1997, Netscape named Individual as the exclusive provider of business information to the Netscape Netcenter on-line business service. The service, named "Netscape's Business First by Individual," began service in the fourth quarter of 1997. Individual's sales and marketing staff consisted of 71 full-time employees at September 30, 1997, located in Individual's headquarters in Burlington, Massachusetts, in San Francisco and San Jose, California, New York City, and Tokyo.

  To date, Individual has utilized its direct sales force primarily to pursue sales of its enterprise services, First! and Hoover, in the United States. Individual generally targets its direct sales efforts to large enterprises with potential readers in excess of 200. For enterprises with less than 200 users Individual generally uses telesales. Individual also has a separate direct sales force to sell advertising for ClariNet, CompanyLink and NewsPage.

  Individual's telesales force focuses principally on sales of NewsPage Corporate Licensing, HeadsUp and First! for smaller businesses. Individual's telesales efforts are complemented by a direct mail program designed to generate prospects. The telesales force is also trained to recognize enterprise prospects where Individual's First! for Notes and Intranet service would be an appropriate solution and to forward these leads to Individual's direct sales force.

  Strategic Relationships. Individual has established strategic alliances with leading firms to promote and sell its NewsPage service. Individual has relationships with companies including NETCOM, Netscape, Microsoft, MSNBC, Yahoo!, Intuit and others involving cooperative marketing and distribution of Individual's services. These arrangements vary with each partner and generally are intended to bring users to the NewsPage site or to provide some level of direct NewsPage service to the partner's customer. Depending on the agreement and the level of service Individual will pay the partner or share in the advertising revenue derived from that user. Individual has also entered into a distribution partnership with Digital Equipment Corporation for the delivery of NewsPage as a feature of its client support services product. Individual believes that this may serve as a model for future relationships in which Individual's targeted, topical news products can be an important building block for broader services offered by its partners. In September 1997, Netscape named Individual as the exclusive provider of business information to the Netscape Netcenter on-line business service. The service, named "Netscape's Business First by Individual," began service in the fourth quarter of 1997.

  International Sales. Individual has begun to establish the direct and indirect channels and the strategic relationships which it believes are required to expand its international business. Individual has established a dedicated exclusive agency relationship with a reseller in the United Kingdom. In the fourth quarter of 1995, Individual incorporated a wholly-owned subsidiary in Japan in order to expand its international business in the Far East. In April 1996, Individual entered into a joint venture with Toshiba Corporation and Mitsui Corporation to provide customized news and information from Japanese language sources to corporate managers and executives across a variety of industries in Japan. Individual also utilizes sales agents in several other countries. In the nine months ended September 30, 1997 and in each of the three years ended December 31, 1996, 1995 and 1994, less than 10% of Individual's sales revenue was generated from international customers.

CUSTOMER SERVICE AND SUPPORT

  Individual believes that customer service and support are critical to the value of its services and in retaining and expanding its customer base. Individual's customer support staff, which consisted of 22 people at September 30, 1997, provides on-site support, if required, toll free telephone support, response to customer requests to modify or update their profiles, pro-active calls to customer accounts as appropriate, and support for questions with respect to billing charges for a given period. The customer service and support organization also provides feedback to other functions of Individual regarding customer requirements and priorities for new features or new information sources. Individual's editorial specialists also contribute to Individual's customer support capability by assisting customers in the definition and modification of their profiles. Individual does not charge its customers for service and support, except it may charge for on-site support, which is generally billed on a time and materials basis.

EDITORIAL, OPERATIONS, AND PRODUCT DEVELOPMENT

  Individual's knowledge processing systems have been designed and enhanced to enable the automated retrieval of the news items most relevant to each user's personal interest profile, while eliminating duplicative and irrelevant items. Individual's proprietary systems and technology are built around the SMART (System for Manipulation and Retrieval of Text) filtering technology. Individual, since its inception, has directed substantial resources to developing and enhancing its internal production systems, editorial capabilities, quality assurance function, and product development expertise. Individual believes that these integrated capabilities allow it to deliver highly relevant, concise news reports to its users.

  The SMART technology is an information filtering system developed through 20 years of research at Cornell University, for which Individual has an exclusive license. See "Business--Licenses and Intellectual Property." The SMART software analyzes incoming electronic information sources to identify items matching each subscriber's customized profile, and delivers a news report to the user each business day. In contrast to earlier-generation keyword search algorithms, the SMART software relies on a complex, multi-dimensional representation of each user's profile and employs advanced techniques to retrieve items with the highest degree of relevance. Since a major news item might be carried by a number of sources, Individual's filtering engine

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

eliminates redundant stories and identifies the particular article that best covers the topic. Individual believes that its SMART technology enables it to deliver services to its users with significantly higher relevance than those generated by alternative approaches.

  Individual's internal systems are deployed across a client-server network of PCs and Unix and NT workstations which can be expanded to meet increases in production requirements. Individual believes that the components of its production systems can be purchased from external vendors with minimal lead times.

  To support its production systems and to enhance the performance of the SMART filtering engine, Individual employs a staff of editorial specialists and domain experts. The role of these specialists is to refine, on an ongoing basis, the knowledge base that defines the topics and filtering parameters in each information domain. Through their in-depth vertical industry knowledge and experience with the SMART codification techniques, the editorial specialists build and refine a set of domain knowledge bases and thesauri of industry terminology that enable SMART to identify the relevant news stories for individual profiles and industry topics. Individual has also developed a set of software tools that facilitate the creation and maintenance of these domain knowledge bases. Individual believes that this editorial function is a critical component of its ability to provide its users with extensive, yet highly targeted, coverage of news items of interest. As of September 30, 1997, Individual employed 40 full-time people in its editorial department.

  Individual's quality assurance function monitors the quality and consistency of its delivered services every day. The quality assurance function also investigates transmission problems, which can occur as a result of internal system difficulties or problems on the receiving end. To provide its large enterprise customers with a high level of customer service, Individual has developed internal systems and procedures to identify potential delivery problems as early as possible in the overall daily production cycle. Individual has also developed a set of automated tools used by Individual in its internal production process, which operate together with the SMART filtering systems to improve the efficiency and effectiveness of Individual quality assurance function.

  Individual product development efforts are focused on expanding and enhancing Individual's suite of services, further developing Individual's core retrieval and filtering technology, further developing Individual's knowledge processing and delivery systems, and developing service capabilities that leverage the interactive capabilities of the Internet. Individual's product development efforts to expand and enhance the delivery of its services include efforts to enhance the interactive capabilities of Individual's Internet and intranet-based services, enhancing First! for Notes, and general ongoing enhancements to its delivery capabilities. For the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995, and 1994, Individual had $5.4 million, $5.0 million, $2.7 million, and $1.3 million of product development expenses, constituting 21%, 18%, 14%, and 13% of revenue, respectively. Individual expects that it will continue to commit substantial resources to research and development for the foreseeable future.

COMPETITION

  The market for information services is intensely competitive and rapidly changing. Individual competes, or may in the future compete, directly or indirectly for users, information providers and/or advertisers with the following categories of companies: (i) large, well-established news and information providers such as The Dialog Corporation, Dow Jones, Knight-Ridder, Lexis/Nexis, Pearson, Reuters and Thomson; (ii) traditional print media companies that are increasingly searching for opportunities for online provision of news, including through the establishment of Web sites on the Internet; (iii) providers of network-based software systems such as Lotus and Microsoft, which could, in the future, ally with competing news and information providers; (iv) third party providers of software that allows customers to aggregate and filter a variety of news feeds, (v) consumer online services such as CompuServe, America Online and The Microsoft Network; (vi) Internet-based news distributors and search engine providers such as Digital Equipment, Infoseek, Lycos, Verity, and Yahoo!; and (vii) companies that offer space for advertising on the Web, including content sites such as c|net, ESPNet, GNN,

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

HotWired, Pathfinder, and USA Today. Individual presently has strategic relationships with certain of its competitors or potential competitors (including Knight-Ridder, Microsoft and Netscape) and licenses content from others.

  Individual believes that the principal competitive factors in selling its products and services to knowledge workers include information relevance, depth and breadth of information sources, ease of use, timeliness, delivery platform capabilities, service quality, and cost. Individual believes that the principal competitive factors in attracting information providers include the ability to generate incremental fees, the ability to promote brand name recognition, the potential to acquire new subscribers, and the degree of delivery differentiation. Individual believes that the principal competitive factors in attracting advertisers include the number of users or audience size, demographics of user base or audience, the ability to micro-target advertising, the capability to interact with customers, and overall cost-effectiveness of advertising. Individual believes that it competes favorably with respect to these factors, but there can be no assurance that it will continue to do so.

  Many of Individual's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, and a larger installed customer base than Individual. In addition, any of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their services than Individual. There can be no assurance that Individual's current or potential competitors will not develop products and services comparable or superior to those developed by Individual or adapt more quickly than Individual to new technologies, evolving industry trends or changing customer requirements. Increased competition could result in price reductions, reduced margins, or loss of market share, any of which would materially and adversely affect Individual's business, results of operations, or financial condition. There can be no assurance that Individual will be able to compete successfully against current and future competitors, or that competitive pressures faced by Individual will not have a material adverse effect on its business, results of operations, and financial condition. If Individual is unable to compete successfully against current and future competitors, Individual's business, results of operations, and financial condition will be materially adversely affected. See "Risk Factors."

LICENSES AND INTELLECTUAL PROPERTY

  Individual's success is dependent to a significant degree on its proprietary technology. Individual relies on a combination of trade secret, copyright, and trademark laws and on non-disclosure agreements and contractual provisions to establish and protect its proprietary rights. Individual has received two patents and has not to date registered any of its copyrights or trademarks. Despite Individual's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Individual's services or to obtain and use information that Individual regards as proprietary. There can be no assurance that the steps taken by Individual to protect its proprietary rights will be adequate or that Individual's competitors will not independently develop technologies that are substantially equivalent or superior to Individual's technologies or services.

  Individual has licensed the proprietary SMART filtering software, which is used as the filtering engine for all of its products and services, from Cornell University. Under the terms of the license agreement with Cornell University, Individual has exclusive worldwide rights until February 1999 to design, develop, market, and sell systems and services based on the SMART software for the retrieval and dissemination of data from recent and continually changing data sources. Provided that Individual is not then in default of the license agreement, at the end of the initial term of the agreement Individual will retain a continuing worldwide, non-exclusive, perpetual royalty-free right to use the SMART software, as well as the exclusive rights to all enhancements it has made to the software. There can be no assurance, however, that Cornell University will not license the SMART software to a third party, including a competitor of Individual, once Individual's exclusive rights have lapsed. In addition, Cornell University may terminate the license agreement if Individual has materially breached the agreement and such breach remains uncured 60 days after written notice of such breach has been given. If the license agreement were to terminate, Individual would be required to develop or acquire a replacement filtering technology, and there can be no assurance that such technology could be developed or acquired, on a timely basis or at all, and on favorable terms to Individual. Consequently, any termination of Individual's license agreement with Cornell University would have a material adverse effect on Individual's business, results of operations, and financial condition.

  There has been substantial litigation in the information services industry involving intellectual property rights. Although Individual does not believe that it is infringing the intellectual property rights of others, there can be no assurance that such claims, if asserted, would not have a material adverse effect on Individual's business, results of operations, and financial condition. In addition, inasmuch as Individual licenses the informational content that is included in its services from third parties, its exposure to copyright infringement actions may increase because Individual must rely upon such third parties for information as to the origin and ownership of such or licensed content. Although Individual obtains representations as to the origins and ownership of such licensed informational content and obtains indemnification to cover any breach of any such representations, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations. In the future, litigation may be necessary to enforce and protect trade secrets, copyrights and other intellectual property rights of Individual. Individual may also be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Any such litigation would be costly and divert management's attention, either of which would have a material adverse effect on Individual's business, results of operations, and financial condition. Adverse determinations in such litigation could result in the loss of Individual's proprietary rights, subject Individual to significant liabilities, require Individual to seek licenses from third parties, and prevent Individual from selling its services, any one of which could have a material adverse effect on Individual's business, financial condition, and results of operations.

EMPLOYEES

  Individual had 239 full-time employees at September 30, 1997. Of the 239 total employees, 91 were in editorial and operations, 71 were in sales and marketing, 57 were in product development, and 20 were in finance and administration. Individual's future success depends in significant part upon the continued service of its key technical, editorial, sales, product development and senior management personnel and on its ability to attract and retain highly qualified employees. There is no assurance that Individual will continue to attract and retain high-caliber employees, as competition for such personnel is intense. Individual's employees are not represented by any collective bargaining organization, and Individual has never experienced a work stoppage and considers its relations with its employees to be good.

PROPERTIES

  Individual's corporate headquarters are located in Burlington, Massachusetts. Individual leases approximately 39,245 square feet under a lease expiring December 31, 1999, with options to expand into adjacent space on or before the termination of the lease. The Company leases 15,257 square feet under a lease expiring October 31, 2001 in San Francisco, California. In addition, Individual has two leases in San Jose, California of 5,226 square feet and 5,425 square feet, expiring on April 14, 1998 and May 31, 2000, respectively. Individual also leases additional facilities and offices for development, sales and support personnel in Atlanta and Tokyo. Individual believes that its existing facilities are adequate for its current requirements and that additional space can be obtained to meet its future requirements. Individual owns substantially all equipment used in its facilities.

LEGAL PROCEEDINGS

  An amended consolidated securities class action complaint (In re:
Individual, Inc. Securities Litigation, Master File No. 96-12272 (D. Mass)) was filed on February 28, 1997 in the United States District Court for the District of Massachusetts against Individual and certain of Individual's current and former directors and officers, as well as eight of the underwriters of Individual's initial public offering, which closed on March 20, 1996. The complaint asserts that the defendants violated securities laws by failing to disclose at the time of the initial public offering that there allegedly was a dispute between Joseph A. Amram, the former Chief Executive Officer of Individual, and the Board of Directors, that ultimately led to Mr. Amram's departure from Individual four months after the offering. The plaintiffs seek damages, including costs and expenses, in an unspecified amount, among other relief.

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

  On April 15, 1997, the defendants moved to dismiss the litigation in its entirety on the grounds that plaintiffs fail to state any cognizable legal claim. After reviewing defendants' arguments in support of their motion to dismiss, plaintiffs voluntarily dropped three of the five counts of the complaint. A hearing on defendants' motion to dismiss the remaining counts was held before United States District Judge Woodlock of the United States District Court for the District of Massachusetts on July 2, 1997. No decision has been rendered in the case to date.

  Individual believes that the allegations contained in the complaint are without merit and intends to defend vigorously against all such claims. Although Individual believes that claims payable under these actions, if any, would not have a material effect on Individual's results of operations or financial condition, there can be no assurance that this litigation will not have a material adverse effect on Individual.

  Individual is not currently a party to any other legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on Individual's results of operations or financial position. From time to time, Individual may be involved in litigation relating to claims arising out of its operations in the normal course of business.

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

   INDIVIDUAL MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  THE DISCUSSION IN "INDIVIDUAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINS TREND ANALYSIS AND OTHER FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FACTORS SET FORTH ELSEWHERE HEREIN, INCLUDING "RISK FACTORS."

Overview

  Individual offers a suite of customized information services that provide knowledge workers with relevant current awareness reports each day while offering information providers and advertisers new ways to reach targeted audiences. Individual commenced delivery of its initial service in early 1990, and has subsequently introduced additional services targeted at multiple market segments.

  On November 3, 1997 Individual announced that it signed a definitive agreement to merge with Desktop to form a new company, NewsEDGE Corporation. The merger is expected to be accounted for as a pooling of interests and each stockholder of Individual will receive one share of Desktop Common Stock for every two shares of Individual Common Stock. The Merger is subject to shareholder approval and is expected to be consummated in the first quarter of 1998.

  Individual's revenue is derived from two classes of services: enterprise services and single-user services. Revenue for Individual's principal enterprise service, First! (introduced in the first quarter of 1990) consists of subscription fees from organizations. In October 1996, Individual acquired the Hoover business intelligence unit ("Hoover"), from the Information Access Company ("IAC"), a unit of the Thomson Corporation. Revenue from the Hoover service consists of both subscription fees for content, and software license and maintenance fees. Individual's principal single-user service is the Web-based service, NewsPage, introduced in the second quarter of 1995. NewsPage base service is generally available for no charge to users. Revenue consists of advertising fees from companies placing advertisements through this service and from subscription fees for premium levels of service and fees for the fulfillment of certain user requests for additional information. Another single-user service of Individual is HeadsUp, which was introduced in the second quarter of 1993. HeadsUp consists of subscription fees and fees for the fulfillment of certain user requests for additional information. HeadsUp is a fax and e-mail-based service and is not being promoted actively in 1997, primarily due to Individual's belief that users are moving to Web-based information services, such as NewsPage. Revenue from ClariNews, a news service of ClariNet, acquired in June 1997 (described below), is included in both enterprise services and single-user services.

  On June 28, 1996, Individual acquired FreeLoader, a developer of agent-based software for the off-line delivery of Web multi-media content. Individual ceased operations of FreeLoader as of May 31, 1997. All costs related to the shutdown have been included in acquisitions and other charges. In addition, acquisitions and other changes include operating expenses of FreeLoader of approximately $1.4 million, which are predominantly product development expenses. The impact of this shutdown on Individual's results of operations was not material, as the majority of the purchase price was previously allocated to purchased incomplete technology and accordingly, was expensed at the time of the purchase.

  In June 1997, Individual acquired CompanyLink, a service of Delphi Internet Services. CompanyLink's advanced technology detects corporate-specific references and detailed market statistics on more than 65,000 companies and dynamically links those references to related news and information on the Web. The service also features a personalized news product that enables automatic access to updated information for competitive research, industry reports, potential business/customer investigation, and more. CompanyLink did not materially contribute to revenues in the period from its acquisition through September 30, 1997. The purchase price for the acquisition included $280,000 in cash, a Common Stock Purchase Warrant exercisable for the purchase of 50,000 shares of Individual Common Stock at an exercise price of $5.25 per share and certain monthly contingent payments payable for a period of twelve months after the closing of the acquisition. Individual also incurred $50,000 of legal and accounting expenses in connection with the acquisition. The acquisition has been recorded using the purchase method of accounting. The total purchase price of $447,000 has been recorded as an intangible asset and is being amortized over 18 months. This amortization expense is included in acquisitions and other charges.

  In June 1997, Individual completed the acquisition of ClariNet Communications Corp. ("ClariNet") through a subsidiary merger pursuant to which approximately 1,475,000 shares of Individual Common Stock were issued in exchange for all of the outstanding Common Stock of ClariNet (including approximately 138,512 shares of Individual Common Stock reserved for issuance upon exercise of outstanding ClariNet stock options assumed by Individual in the merger). The transaction was accounted for as a pooling of interests and, therefore, all prior period financial statements presented herein have been restated as if the merger took place at the beginning of such periods. ClariNet is the publisher of ClariNews, a premier globally branded electronic newspaper. ClariNet revenue consists primarily of subscription fees generated by the licensing of its content through more than 350 Internet Service Providers ("ISP's"), corporations, and educational institutions worldwide. Revenue from subscription fees from ISP's and educational institutions is included in single-user revenue and revenue from subscription fees from corporations is included in enterprise revenue. Advertising currently accounts for less than five percent of ClariNet revenue.

  Individual recognizes subscription revenue ratably over the subscription period. Individual's subscription contracts are typically billed in advance, and amounts attributable to services not yet delivered are recorded in deferred revenue. Customers of Individual's services may, under certain circumstances, terminate their subscriptions at any time and receive a credit in the form of a cash refund for the unused portion. Historically, the level of subscription cancellations prior to the termination of the subscription period has not been material and has had no impact on revenue previously recognized. Fulfillment fees are recognized as revenue at the time stories are provided. Advertising revenue is recognized ratably over the advertisement period.

  The majority of Individual's operating expenses consists of salaries and related costs. Individual had 239 full-time employees on September 30, 1997, up from 214 on December 31, 1996, and up from 157 and 96 on December 31, 1995 and 1994, respectively. Individual incurs significant expenses to acquire new customers, reported as new subscriber acquisition expenses. Individual may also incur expenses in the process of soliciting a subscription renewal, which are included in sales and marketing expenses. The cost of soliciting subscription renewals is substantially less than the cost of acquiring new subscriptions.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenue (all data has been restated to reflect the acquisition of ClariNet, which was acquired in June 1997 and accounted for as a pooling of interests):

                                    YEARS ENDED         NINE MONTHS ENDED
                                    DECEMBER 31,           SEPTEMBER 30,
                                   ------------------   ------------------
                                   1994   1995   1996     1996        1997
                                   ----   ----   ----   ---------   ---------
   Revenue........................ 100 %  100 %   100 %       100 %      100 %
   Cost of Revenue................  43     45      47          44         50
                                   ---    ---    ----   ---------   --------
   Gross Margin...................  57     55      53          56         50
   Operating expenses:
   Sales and marketing............  14     17      23          22         22
   New subscriber acquisition.....  59     39      32          32         33
   Product development............  13     15      18          18         21
   General and administrative.....  12     16      20          17         10
   Mergers, acquisitions,
    dispositions and related
    charges....................... --     --      141         190         19
                                   ---    ---    ----   ---------   --------
     Total operating expense......  98     87     234         279        105
   Loss from operations........... (41)   (32)   (181)       (223)       (55)
   Interest and other income
    (expense), net................  (1)    (1)     (1)         (3)         3
                                   ---    ---    ----   ---------   --------
   Net loss....................... (42)%  (33)%  (182)%      (226)%      (52)%
                                   ===    ===    ====   =========   ========

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Revenue. Revenue increased 23% from $7,221,000 for the three months ended September 30, 1996 to $8,854,000 for the three months ended September 30, 1997. Revenue increased 34% from $19,771,000 to $26,430,000 in the nine months ended September 30, 1996 and 1997, respectively. Additionally, the number of registered and authorized users of Individual's information services, including ClariNews, was increased to more than 2,170,000 at September 30, 1997, an increase of 18% over the number of users at September 30, 1996.

  In the third quarter of fiscal 1997, revenue from Individual's enterprise (First!, Hoover and ClariNews sold to corporations) products was $5,886,000, up from $4,498,000 for the third quarter of fiscal 1996. This increase of 31% in revenue resulted primarily from Hoover, acquired in October 1996, and new sales of First! Intranet, which offset declining revenues from First! distributed by fax and e-mail. For the nine months ended September 30, 1997, enterprise revenue grew to $17,164,000, an increase of 41% over the $12,206,000 of revenue for the same period in 1996. During the nine months ended September 30, 1997, Individual revamped its sales approach to target larger, strategic account relationships for First! Intranet and First! Notes. This decision resulted in a 31% increase in the average size of a First! account during the first nine months of 1997 to almost $25,000, as compared to a contract base a year ago which was weighted more heavily by multiple fax and e-mail contracts with an average contract value of $19,000. However, due to the longer selling cycle for larger accounts, the new sales strategy has reduced short-term enterprise revenue while creating a sales pipeline to generate long-term growth.

  In the third quarter of fiscal 1997, revenue from single-user services (NewsPage, HeadsUp and ClariNews) grew by 9% to $2,968,000, up from $2,724,000 for the third quarter of fiscal 1996. The growth was attributable primarily to Individual's NewsPage service on the Web. The increase in revenue from NewsPage was partially offset by the declining revenues of the non-Web single-user service HeadsUp, which has not been actively promoted as Individual believes that many of these users are migrating to Web-based services, including Individual's NewsPage service, and reduction in subscription fees received from ISP's for ClariNews. The reduction in revenue from ClariNews is the combination in both the number of ISP customers subscribing to the service and a reduction to lower premium service from certain ISP's. Individual also expects the trend of declining revenue from HeadsUp to continue in the future. For the nine months ended September 30, 1997, single-user revenue grew to $9,266,000, an increase of 22% over the $7,566,000 of revenue for the same period in 1996.

  Cost of revenue. Cost of revenue was $4,266,000 for the three months ended September 30, 1997, as compared to $3,159,000 for the same period in 1996, or an increase of 35%. Cost of revenue was $13,099,000 for the nine months ended September 30, 1997, as compared to $8,707,000 for the same period in 1996, or an increase of 50%. Gross margin decreased from 56% to 52% for the three months ended September 30, 1997, and decreased from 56% to 50% for the nine months ended September 30, 1997. Approximately two-thirds of the decline in gross margin is the result of higher information provider costs, including minimum royalties paid to certain information providers and the higher royalty percentage paid on Hoover revenue as compared to revenue from First!. The remainder of the decline in gross margin results from additional costs incurred in increasing the capacity for NewsPage e-mail deliveries and supporting larger scale enterprise accounts.

  Sales and marketing. Sales and marketing expenses decreased 1% to $1,601,000 for the three months ended September 30, 1997, down from $1,620,000 for the same period of 1996. Sales and marketing expenses increased by 32% to 5,729,000 for the nine months ended September 30, 1997, up from $4,330,000 for the same period of 1996. The nine-month increase is primarily due to additional personnel for product management, advertising sales related to selling advertising on NewsPage and additional sales personnel for ClariNet, subscription and advertising royalties paid to NewsPage distribution partners, and increased expenses related to renewing First! contracts.

  New subscriber acquisition. New subscriber acquisition expenses increased 24% to $2,690,000 for the three months ended September 30, 1997, from $2,174,000 for the same period in 1996. New subscriber acquisition expenses increased 40% from $6,353,000 to $8,888,000 for the nine months ended September 30, 1996 and September 30, 1997 respectively. Approximately one-third of the increase is due to costs incurred to acquire NewsPage users, including Website advertising, radio advertising, and direct mailings. In the third quarter of 1997, Individual reduced its spending on this type of advertising in favor of a large alliance-based approach that leverages strategic distribution partners, such as the Netscape Netcenter agreement, to grow the NewsPage subscriber base. The Netscape service commenced in the fourth quarter of 1997 and none of the license fees paid to Netscape as part of this agreement has been included in expenses in the three month period ended September 30, 1997. The balance of the year-to-year increase is due mostly to expenses related to additional direct sales personnel and sales management, and to a lesser extent to minimum fees paid to Dow Jones related to sales commitments for the inclusion of certain Dow Jones content, sold as an add-on service to the First! service.

  Product development. Product development expenses increased 49% to $2,206,000 for the three months ended September 30, 1997, up from $1,477,000 for the same period in 1996. Product development expenses increased 55% to $5,449,000 for the nine months ended September 30, 1997, up from $3,523,000 for the same period in 1996. This increase is primarily the result of an increase of approximately one-third in the number of personnel working on continued enhancements of both the First! and NewsPage products.

  General and administrative. General and administrative expenses decreased 48% to $743,000 for the three months ended September 30, 1997, down from $1,435,000 for the same period of 1996. General and administrative expenses decreased 20% to $2,787,000 for the nine months ended September 30, 1997, down from $3,465,000 for the same period of 1996. The decrease in the third quarter of 1997 is due primarily to the inclusion in 1996 of legal costs and severance payments relating to the departure of the former CEO and recruiting expenses related to the hiring of a new CEO.

  Mergers, Acquisitions, dispositions and related charges. Mergers, acquisitions, dispositions and related charges were $315,000 for the three months ended September 30, 1997, and $5,015,000 for the nine months ended September 30, 1997. These charges primarily include operating costs, primarily development expenses, related to FreeLoader, a wholly-owned subsidiary acquired in June 1996, and charges related to the shutdown of FreeLoader in May 1997. Other items included in these charges were amortization on goodwill acquired in the Hoover acquisition in October 1996, and transaction costs related to the CompanyLink and ClariNet acquisitions in June 1997. Acquisition and other charges for the nine months ended September 30, 1996 were $37,482,000, primarily related to the acquisition of FreeLoader which was expensed as in-process development at the time of the acquisition.

  Interest income and other, net. Interest income and other, net increased 266% to $333,000 for the three months ended September 30, 1997, from a net expense of $201,000 for the same period in 1996. Interest income and other, net increased 336% to $1,187,000 for the nine months ended September 30, 1997, up from $272,000 for the same period of 1996. These increases were due to the recognition in 1996 of Individual's share of operating losses from its joint venture in Japan with Toshiba Corp. and Mitsui & Co. Ltd. Individual's investment in the joint venture was reduced to zero during the third quarter of 1996. Interest income increased primarily from interest earned on the investment of net proceeds of Individual's initial public offering in March 1996.

  Interest expense. Interest expense increased 156% to $174,000 for the three months ended September 30, 1997, up from $68,000 for the same period of 1996. Interest expense decreased 52% to $432,000 for the nine months ended September 30, 1997, down from $897,000 for the same period of 1996. The increase for the three months ended September 30, 1997 was due to interest costs incurred on guaranteed payments with two FreeLoader employees related to the acquisition of FreeLoader in June 1996. The decrease over the nine month period is due to interest costs incurred in 1996 on senior subordinated notes that were paid in full in March 1996 from a portion of the proceeds of Individual's initial public offering.

RESULTS OF OPERATIONS FOR THE YEARS ENDED 1996, 1995 AND 1994

  Revenue. Revenue was $28.1 million in 1996, $18.9 million in 1995, and $10.1 million in 1994, representing an increase of 48.7% in 1996 and 87.1% in 1995. Growth in Individual's enterprise services and single-user services each contributed to these increases. The number of registered and authorized users of Individual's enterprise and single-user services increased by over 50% during 1996 to 1,962,000 (includes 1,500,000 from ClariNet). Revenue from international sources was less than 10% in each of 1996, 1995 and 1994. Domestic revenue is expected to grow faster than international revenue in 1997.

  Revenue from enterprise services was $16.9 million in 1996, $11.3 million in 1995, and $7.1 million in 1994, representing an increase of 50% in 1996 and 59% in 1995. These increases resulted primarily from subscription fees of new First! customers, primarily distributed through Lotus Notes (First! Notes) and intranets (First! Intranet), which were first introduced in 1995, and upgrades of existing contracts, offset by a decrease in revenue from First! fax and e-mail. The First! Notes and First! Intranet products generally have a higher contract value and serve a larger number of users than the First! fax and e-mail products.

  Revenue from single-user services was $11.1 million in 1996, $7.6 million in 1995, and $3.0 million in 1994, representing an increase of 46% in 1996 and 153% in 1995. The increase in 1996 consists of both subscription and advertising revenues from NewsPage, Individual's Web service introduced in the second quarter of 1995, and an increase in sales of ClariNews to ISP's. These increases were partially offset by the decline in revenue from its non-Web subscription services, HeadsUp and Physician's NewsScan. The increase in 1995 was primarily due to the growth of HeadsUp and Physician's NewsScan, which were not actively promoted in 1996, as users were moving to the Web to receive information.

  Cost of revenue. The principal elements of Individual's cost of revenue are fees paid to information providers, payroll and related expenses for its editorial and operations staff, as well as telecommunication and computer related costs for the support and delivery of Individual's services. Cost of revenue was $13.2 million, $8.6 million, and $4.3 million, and gross margins were 53%, 55%, and 57%, in 1996, 1995, and 1994, respectively. The increase in cost of revenue for each period primarily reflects costs incurred to provide service to an increased number of users, including costs relating to expanding the number of information sources available to users. Total cost of revenue in 1996 was also impacted by costs related to increasing production capacity for NewsPage, the cost of information content, and from a change in estimated depreciable lives on equipment from 5 years to 3 years, which resulted in an increase of depreciation expense of approximately $481,000. The decrease in gross margin as a percentage of revenue was primarily due to the following factors: (i) minimum royalty commitments paid on information sources have increased the percentage of revenue paid to information providers; and (ii) NewsPage capacity has expanded in anticipation of revenue growth and the margins from NewsPage are not as favorable as margins realized on Individual's non-Web services, which NewsPage is primarily replacing.

  Sales and marketing. Sales and marketing expenses consist principally of salaries, commissions, and associated costs for Individual personnel engaged in the general marketing of all of Individual's services, activities related to renewing existing customer contracts, and, beginning in 1995, costs of selling advertising. Sales and marketing expenses were $6.5 million in 1996, $3.3 million in 1995, and $1.4 million in 1994, representing an increase of 97% in 1996 and 136% in 1995. The principal reasons for the increases were growth in Individual's sales and marketing staff, the increased level of activity necessary to renew subscriptions from a larger customer base, and expansion of general promotional activities. In addition, sales expenses increased as a percentage of revenue in the later part of 1995 and in 1996 due to the creation of a direct sales force and other related expenditures to sell advertising and an increase in general marketing expenses to attract new advertisers on the NewsPage service.

  New subscriber acquisition costs. New subscriber acquisition costs consist primarily of the direct sales, promotion and telesales expenses directly related to obtaining new subscribers and, beginning primarily in 1996, advertising costs paid to other Web sites and fees paid to distribution partners for attracting new subscribers for NewsPage. New subscriber acquisition costs were $9.0 million in 1996, $7.4 million in 1995, and $6.0 million in 1994, representing an increase of 22% in 1996 and 23% in 1995. The dollar increases were due to the addition of personnel selling First! to new customers and promotional expenses to attract new users to NewsPage. As a percentage of revenue, new subscriber acquisition expenses declined due to the larger First! customer base and overall increased revenue. In addition, in 1996, Individual decreased its promotional efforts of non-Web single user services.

  Product development. Product development expenses consist primarily of salary and related expenses for engineering and technical personnel associated with developing new services and enhancing existing services. To date, all of Individual's costs for product development have been expensed as incurred. Product development expenses were $5.0 million in 1996, $2.7 million in 1995, and $1.3 million in 1994, representing an increase of 85% in 1996 and 108% in 1995. The increases were primarily due to the addition of personnel and increased contracting expenses for enhancements of First!, including expanding the number of delivery platforms supported by Individual, as well as the development of NewsPage, introduced in the second quarter of 1995. Additional expenses were incurred in recent years to enhance the scalability and reliability of Individual's production system.

  General and administrative. General and administrative expenses consist of salary and related costs for certain executive officers, finance and administrative personnel, professional fees, and other general corporate expenses. General and administrative expenses were $5.5 million in 1996, $3.1 million in 1995, and $1.3 million in 1994, representing an increase of 77% in 1996 and 138% in 1995. Reasons for the 1996 increase include severance expense related to executive terminations; legal fees related to acquisitions, a dispute with Individual's founder and former Chief Executive Officer, and a shareholder suit; fees incurred in hiring of new personnel; and professional fees related to new requirements as a public company.

  Mergers, acquisitions, dispositions and related charges. Mergers, acquisitions, dispositions, and related charges were $39.4 million in 1996, of which $35.6 million was a non-cash charge incurred in June 1996, based on an assessment of purchased FreeLoader technology which did not meet definitions of "completed technology" and thus was expensed upon consummation of the acquisition in accordance with generally accepted accounting principles. Other items included in these charges were all operating costs of FreeLoader incurred since the acquisition, principally research and development related, goodwill amortization and other costs related to the acquisition of Hoover in October 1996, and the gain on the sale of BookWire in November 1996.

  Interest income and other, net; interest expense. Interest income and other, net, was $648,000 in 1996, $208,000 in 1995, and ($21,000) in 1994. The
increase was due to interest income on the proceeds of Individual's initial public offering, as offset by Individual's share of operating losses of its joint venture in Japan with Toshiba Corp. and Mitsui & Co., Ltd. The proceeds of Individual's initial public offering were invested in United States government securities, money market accounts, and other investment-grade securities. Individual's investment in the joint venture has been reduced to zero and its future operating results will have no impact in the foreseeable future. Interest expense was $872,000 in 1996, $452,000 in 1995, and $93,000 in 1994. The increase was primarily due to interest on senior subordinated notes incurred in December 1995 and in the first quarter of 1996. The notes were paid in full in March 1996 from the proceeds of the initial public offering. Other interest charges include financing charges related to equipment leases and bank installment loans used to finance certain purchases of equipment.

LIQUIDITY AND CAPITAL RESOURCES

  Individual's cash, cash equivalents and marketable securities balance at September 30, 1997 was $18,599,000, as compared to $30,566,000 at December 31, 1996. Net cash used in operations was $11,828,000 for the nine months ended September 30, 1997, as compared with $5,425,000 for the same period in 1996. The decrease in cash is due to increased operating losses incurred in the first three quarters of 1997, a decrease in deferred revenue of $4,185,000 in the first three quarters of 1997, and the payment in September 1997 to Netscape of the prepaid license fee, partially offset by a decrease in accounts receivable of $5,887,000. The decreases in accounts receivable and deferred revenue in the nine months ended September 30, 1997 reflects the cyclical nature of the business with a high percentage of annual contracts billed in the fourth quarter. Net cash used in investing activities was $2,229,000 in the nine months ended September 30, 1997 as compared with $9,605,000 for the same period of 1996. In the first three quarters of 1997, only $155,000 was used to purchase marketable securities, primarily from U.S. government agencies, down from $6,992,000 used during the same period a year ago. Net cash provided by financing activities was $1,918,000 for the nine months ended September 30, 1997, as compared to $24,788,000 in the same period of 1996. This decrease resulted primarily from the completion of Individual's initial public offering in March of 1996.

  Individual has also used equipment leases and debt instruments to finance the majority of its purchases of capital equipment. At September 30, 1997, Individual had approximately $1,977,000 outstanding in connection with these obligations and had an additional $699,000 available under established credit arrangements. In addition, Individual has a revolving line of credit with a commercial bank providing for a maximum credit of $3,500,000 subject to certain covenants. At September 30, 1997, no amounts were outstanding under this line.

  Management believes that cash and marketable securities will be sufficient to fund its operations for the next twelve months and to provide for the payments of up to $6 million to the two FreeLoader founders. This may depend on numerous factors, including the rate of expansion for current products and services, the development of new products and services, and potential acquisitions or strategic investments. The payment to the FreeLoader founders are due under the terms of the FreeLoader purchase agreement, as amended, with approximately $1.3 million due in October 1997 and the balance in the period from February 1998 through April 1998.

 Recently Issued Accounting Standards

  The Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings per Share", which modifies the way in which earnings per share (EPS) is calculated and disclosed. Upon adoption of this standard for the fiscal period ending December 31, 1997, Individual will disclose basic and diluted EPS and will restate all prior period EPS data presented. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS, similar to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Management believes the adoption of SFAS 128 will not have a material impact on reported earnings per share.

  The Financial Accounting Standard Board recently issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income." This Statement requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Statement will become effective for fiscal years beginning after December 15, 1997.

  In June 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 specifies new guidelines for determining a company's operating segments and related requirements for disclosure. Individual is in the process of evaluating the impact of the new standard on the presentation of the financial statements and the disclosures therein. The Statement will become effective for fiscal years beginning after December 15, 1997.

                         INDIVIDUAL STOCK INFORMATION

INDIVIDUAL PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of Individual Common Stock as of January 9, 1998 by: (i) each person who, to the knowledge of Individual, owned beneficially more than 5% of the shares of Individual Common Stock outstanding at such date; (ii) each director or nominee for director; (iii) each executive officer identified in the Summary Compensation Table set forth below under "Compensation and Other Information Concerning Directors and Officers;" and (iv) all directors, nominees for director, and executive officers as a group.

                                                      AMOUNT AND    PERCENT OF
                                                      NATURE OF    COMMON STOCK
   NAME AND ADDRESS OF BENEFICIAL OWNER              OWNERSHIP(1) OUTSTANDING(2)
   ------------------------------------              ------------ --------------
   Desktop Data, Inc. (3)..........................   8,145,177       39.37%
    80 Blanchard Road
    Burlington, MA 01803
   Funds managed by Burr, Egan, Deleage & Co. (4)..   1,289,399        7.86%
    One Post Office Square Suite 3800
    Boston, MA 02109
   Brad Templeton (5)..............................   1,112,439        6.77%
    c/o Individual, Inc.
    8 New England Executive Park West
    Burlington, MA 01803
   The Venture Capital Fund of New England II, L.P    1,077,186        6.56%
    (6)............................................
    160 Federal Street
    Boston, MA 02110
   Microsoft Corporation (7).......................   1,050,000        6.40%
    One Microsoft Way
    Redmond, WA 98052
   BEA Associates (8)..............................     931,800        5.68%
    153 East 53rd Street
    One Citicorp Center
    New York, NY 10022
   The Dialog Corporation (9)......................     900,000        5.48%
    3460 Hillview Avenue
    Palo Alto, CA 94304
   Joseph A. Amram (10)............................     824,673        4.85%
   Michael E. Kolowich (11)........................     506,175        3.02%
   William A. Devereaux (12).......................     314,937        1.91%
   Jeffery S. Galt (13)............................         --          *
   Elon Kohlberg (14)..............................      26,819         *
   Marino R. Polestra (15).........................      21,389         *
   Gregory S. Stanger (16).........................         --          *
   James D. Daniell (17)...........................       6,111         *
   Janesse T. Bruce (18)...........................      85,000         *
   Robert L. Lentz (18)............................      73,834         *
   Annette E. Lissauer (18)........................      74,223         *
   Richard C. Vancil (18)..........................      65,812         *
   Bruce D. Glabe..................................      23,700         *
   All directors, nominees and executive officers
    as a group
    (12 persons)(19)...............................   1,829,756       10.40%

--------
*  Less than 1% of the outstanding shares of Individual Common Stock.
 (1) Except as noted in the footnotes to this table, each person or entity named in the table has sole voting and investment power with respect to the shares of Individual Common Stock. The inclusion herein of any shares of Individual Common Stock deemed owned beneficially does not constitute an admission of beneficial ownership of those shares.
 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission"), and includes voting and investment power with respect to shares. The number of shares of Individual Common Stock deemed outstanding as of January 9, 1998 includes: (i) 16,418,196 shares of Individual Common Stock outstanding on such date and (ii) all shares of Individual Common Stock subject to options ("presently exercisable stock options") and warrants ("presently exercisable warrants") currently exercisable or exercisable within 60 days of January 9, 1998 by the person or group in question. The option information included in the above table does not include any options that will become exercisable immediately at the Effective Time of the Merger due to certain acceleration provisions. Individual's Amended and Restated 1989 Stock Option Plan (the "1989 Plan") and Individual's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") and option agreements issued thereunder provide that if Individual is merged or consolidated with or into another entity, or if all or substantially all of Individual's assets are acquired by another entity, then the exercisability of such options accelerates such that the number of shares that shall become exercisable at the Effective Time of the Merger shall include 50% with respect to options granted under the 1989 Plan, and 100% with respect to options granted under the Non-Employee Director Plan, of the unvested shares subject to the option immediately prior to the Effective Time of the Merger. In addition, certain options granted to certain executive officers and directors of Individual under the 1989 Plan will become fully vested at the Effective Time pursuant to option agreements that provide for the accelerated vesting of 100% of the unvested shares subject to such options at the Effective Time. See footnotes (5)-(19) below for further information regarding the impact of these acceleration provisions on certain beneficial owners included in the above table.
 (3) Includes 3,249,779 shares which Desktop has the right to acquire, if the Agreement is terminated under certain circumstances, pursuant to the Individual Option Agreement. See "Terms of the Merger--Option Agreements." If acquired, Desktop will have sole voting power and sole investment power over such shares. Also includes 4,895,398 shares (including presently exercisable stock options and presently exercisable warrants) as to which Desktop shares voting power with the Individual Board and those officers and stockholders of Individual who are parties to the Individual Participation Agreement. See "Terms of the Merger-- Participation Agreements." Desktop does not have sole or shared investment power over such shares.
 (4) Consists of 1,090,444 shares of Individual Common Stock owned by Alta IV Limited Partnership and 198,955 shares of Individual Common Stock owned by C.V. Sofinnova Partners Five. The respective general partners of Alta IV Limited Partnership and C.V. Sofinnova Partners Five exercise sole voting and investment powers with respect to the shares owned by such funds. The principals of Burr, Egan, Deleage & Co. are general partners of Alta IV Management Partners, L.P. (which is the general partner of Alta IV Limited Partnership). As general partners of the fund, they may be deemed to share voting and investment power for the shares held by the fund. Burr, Egan, Deleage & Co. serves as an advisor to C.V. Sofinnova Partners Five. The principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of all such shares held by all of the aforementioned funds, except to the extent of their proportionate pecuniary interests therein. Marino R. Polestra, a Vice President of Burr, Egan, Deleage & Co. and a director of Individual, disclaims beneficial ownership with respect to all shares held by all of the above-mentioned funds.
 (5) Includes 12,500 shares of Individual Common Stock issuable pursuant to presently exercisable stock options but does not include options to purchase 43,750 shares of Individual Common Stock that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above.
 (6) FH & Co. II, L.P. ("FH II") is the general partner of The Venture Capital Fund of New England II, L.P. FH II and the general partners of FH II may be deemed to own beneficially all of the shares held by The Venture Capital Fund of New England II, L.P. Excludes 12,000 shares owned by a general partner of FH II. FH II and each of the general partners of FH II expressly disclaims beneficial ownership with respect to all shares held by The Venture Capital Fund of New England II, L.P.
 (7) Gregory S. Stanger, Director, Business Development and Investments at Microsoft Corporation and a director of Individual, may be deemed to share voting and investment power with respect to the shares held by Microsoft. Mr. Stanger disclaims beneficial ownership with respect to such shares. Individual has established business arrangements with Microsoft.

 (8) BEA Associates is an Investment Adviser registered under the Investment Advisers Act of 1940. CS Holding indirectly owns 80% of the partnership units in BEA Associates.
 (9) Jeffery S. Galt, a director of Individual and Executive Vice President of The Dialog Corporation, may be deemed to share voting and investment power with respect to such shares. Mr. Galt disclaims beneficial ownership with respect to the shares held by The Dialog Corporation. The Company has established business arrangements with The Dialog Corporation.
(10) Includes 14,721 shares of Individual Common Stock issuable pursuant to presently exercisable stock options and 549,301 shares of Individual Common Stock issuable pursuant to presently exercisable warrants, but does not include options to purchase 15,279 shares of Individual Common Stock that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above. Also includes (i) 3,750 shares of Common Stock held in trust by Mr. Amram and his wife, as Trustees of the Knowledge = Freedom Foundation, a charitable trust (the "Foundation"), (ii) 5,617 shares of Common Stock held by Martha Amram, Mr. Amram's wife, and (iii) 5,000 shares of Common Stock and 45,000 shares issuable pursuant to presently exercisable warrants held in trust by an independent trustee for the benefit of Mr. Amram's two children. Mr. Amram disclaims beneficial ownership with respect to the shares held by Martha Amram and the shares and warrants held in trusts for the benefit of the Foundation and Mr. Amram's children.
(11) Includes 354,175 shares of Individual Common Stock issuable pursuant to presently exercisable stock options, but does not include options to purchase 659,158 shares of Individual Common Stock that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above.
(12) Includes 53,805 shares of Individual Common Stock issuable pursuant to presently exercisable stock options and 9,000 shares of Individual Common Stock issuable pursuant to presently exercisable warrants, but does not include options to purchase 28,196 shares of Individual Common Stock that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above.
(13) Excludes 900,000 shares of Individual Common Stock held by The Dialog Corporation, with respect to which Mr. Galt disclaims beneficial ownership. See footnote 9 above.
(14) Includes 26,819 shares of Individual Common Stock issuable pursuant to presently exercisable stock options, but does not include options to purchase 12,308 shares of Individual Common Stock that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above.
(15) Includes 21,387 shares of Individual Common Stock issuable pursuant to presently exercisable stock options, but does not include options to purchase 8,614 shares of Individual Common Stock that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above. Excludes 1,090,444 shares of Individual Common Stock owned by Alta IV Limited Partnership and 198,955 shares of Individual Common Stock owned by C.V. Sofinnova Partners Five, with respect to which Mr. Polestra disclaims beneficial ownership. See footnote 4 above.
(16) Excludes 1,050,000 shares of Individual Common Stock held by Microsoft Corporation, with respect to which Mr. Stanger disclaims beneficial ownership. See footnote 7 above.
(17) Includes 6,111 shares of Individual Common Stock issuable pursuant to presently exercisable stock options, but does not include options to purchase 13,889 shares of Individual Common Stock that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above.
(18) Includes shares of Individual Common Stock issuable pursuant to presently exercisable stock options in the following amounts: Ms. Bruce: 85,000; Mr. Lentz: 60,834; and Ms. Lissauer: 45,498, but does not include options to purchase 32,500 and 39,583 shares of Individual Common Stock held by Ms. Bruce and Mr. Lentz, respectively, that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above. Also includes 8,625 shares of Individual Common Stock issuable pursuant to presently exercisable warrants held by Mr. Vancil.
(19) Includes 579,895 shares of Individual Common Stock issuable pursuant to presently exercisable stock options and 603,301 shares of Individual Common Stock issuable pursuant to presently exercisable warrants, but does not include options to purchase 931,814 shares of Individual Common Stock that will become exercisable at the Effective Time due to the acceleration provisions discussed in footnote 2 above. Excludes shares of Individual Common Stock beneficially owned by funds managed by Burr, Egan, Deleage & Co., Microsoft Corporation and The Dialog Corporation. See footnotes 4, 7 and 9 above.

INDIVIDUAL STOCK PRICE AND DIVIDEND INFORMATION

  Individual's Common Stock is quoted on Nasdaq under the symbol "INDV". The following table sets forth for the periods indicated the high and low sale prices for Individual's Common Stock.

                                                                 HIGH     LOW
                                                                ------- -------
      Fiscal 1996
        First Quarter (from March 15, 1996).................... $16.625 $14.000
        Second Quarter.........................................  24.500  14.000
        Third Quarter..........................................  17.750   3.875
        Fourth Quarter.........................................   6.750   4.375
      Fiscal 1997
        First Quarter..........................................  11.875   5.250
        Second Quarter.........................................   6.500   3.875
        Third Quarter..........................................   7.313   2.625
        Fourth Quarter.........................................   6.063   3.000
      Fiscal 1998
        First Quarter (through January 9, 1998)................   4.375   3.750

  As of October 31, 1997, the last trading day prior to the announcement of the execution of the Agreement, the closing price of Individual Common Stock as reported on Nasdaq was $5.125. As of January 9, 1998, the closing price of Individual Common Stock as reported on Nasdaq was $4.063.

  Individual has not paid any cash dividends since its inception and does not intend to pay any cash dividends in the foreseeable future. At the Individual Record Date, there were approximately 181 Individual stockholders of record.

               INDIVIDUAL MANAGEMENT AND EXECUTIVE COMPENSATION

MANAGEMENT

  The following table sets forth for each Director and the executive officers of Individual, their ages and present positions with Individual:

 NAME                               AGE                 POSITION
 ----                               ---                 --------
 Michael E. Kolowich(3)...........   45 Chairman of the Board, President and
                                        Chief Executive Officer
 Robert L. Lentz..................   47 Senior Vice President, Finance and
                                        Administration and Chief Financial
                                        Officer, Treasurer and Secretary
 Michael D. Kinkead...............   53 Senior Vice President, Worldwide Sales
                                        and Marketing
 Michael F. Kraley................   47 Senior Vice President, Chief Technology
                                        Officer
 G. Neil Skene Jr. ...............   46 Senior Vice President, News, Products
                                        and Services and
                                        Editor-in-Chief
 Joseph A. Amram(2)...............   41 Director
 James D. Daniell(3)..............   34 Director
 William A. Devereaux(1)(3).......   51 Director
 Jeffery S. Galt(1)...............   41 Director
 Elon Kohlberg....................   52 Director
 Marino R. Polestra(2)(3).........   40 Director
 Gregory S. Stanger...............   33 Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Executive Committee.

  Michael E. Kolowich joined Individual in September 1996 as President and Chief Executive Officer and a director of Individual and became the Chairman of the Board in May 1997. Prior to joining Individual in July 1997, Mr. Kolowich served from July 1996 until September 1996 as Vice President/Business Operations of Nets Inc., an Internet content provider formed in June 1996 when AT&T New Media Services, a provider of interactive online information services for business professionals, merged with Industry.Net. Mr. Kolowich served as President of AT&T New Media Services and AT&T Interchange Online Network from December 1994 until the merger with Industry.Net in June 1996. From April 1991 until December 1994, Mr. Kolowich was President of Ziff-Davis Interactive, an electronic publishing division of Ziff-Davis Publishing Company.

  Robert L. Lentz joined Individual in March 1996 as Vice President, Finance, and has served as Senior Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary since January 1997. Prior to joining Individual, Mr. Lentz served since 1993 as Vice President, Finance and Operations of Teloquent Communications Corporation, a telecommunications software company. Prior to that, Mr. Lentz served from 1990 to 1993 as Senior Vice President and General Manager, Information Systems Division, in the Personal Communications Division of Electronic Data Systems Corporation, a provider of software and information technology services to the personal communications industry.

  Michael D. Kinkead joined Individual in October 1996 as Senior Vice President, Enterprise Markets, and has served as Senior Vice President, Worldwide Sales and Marketing since July 1997. Prior to joining Individual, Mr. Kinkead founded SandPoint, an electronic news and information services company, in 1989, and served as its President and Chief Executive Officer until the acquisition of SandPoint by Information Access Company ("IAC") in February 1995. Mr. Kinkead managed the Hoover business unit of IAC from February 1995 to September 1995 and served on the Executive Committee of IAC as Vice President of Planning from September 1995 until Individual's acquisition of the Hoover business from IAC in October 1996.

  Michael F. Kraley has served as Senior Vice President, Chief Technology Officer since joining Individual in September 1996. Prior to joining Individual, Mr. Kraley served from January 1996 to April 1996 as Chief Technology Officer at AT&T New Media Services. From December 1994 to January 1996, Mr. Kraley was Vice President, Development and Operations at AT&T New Media Services. Prior to that, Mr. Kraley served as Vice President, Development at Ziff-Davis Interactive from December 1992 to December 1994, and as Senior Director at Ziff-Davis Interactive from March 1992 to December 1992.

  G. Neil Skene Jr. joined Individual in March 1997 as Senior Vice President, News, Products and Services and Editor-in-Chief. Prior to joining Individual, Mr. Skene served from February 1991 to January 1997 as President, Editor and Publisher of Congressional Quarterly Inc., a print and electronic publisher of books and periodicals relating to government, and from January 1990 to February 1991 as Editor and Publisher of Congressional Quarterly Inc.

  Joseph A. Amram has served as a director of Individual since January 1989 and has been Managing Director of YAA Enterprises, a private investment and consulting company, since August 1996. Mr. Amram served as President and Chief Executive Officer of Individual from its inception in January 1989 through July 1996.

  James D. Daniell has served as a director of Individual since March 1997. Dr. Daniell has been Chief Executive Officer of LitleNet LLC since November 1997. Prior to that, he served as Chief Operating Officer and Vice President of Strategy and New Business Development at AT&T Networked Commerce Services from February 1997 to November 1997. From November 1996 to February 1997, Dr. Daniell served as Vice President of Electronic Messaging and New Business Development at AT&T Easy Commerce Services. Prior to that, from December 1995 to November 1996, Dr. Daniell was Vice President of Corporate and New Business Development at AT&T Corporation. Dr. Daniell served from April 1994 to December 1995 as Vice President, Business Communications Services Strategy and New Business Development, at AT&T Corporation. Prior to that, Dr. Daniell was a founder and Vice President of Business Development and Strategic Relations at Bridge Builder Technologies, a software tools company, from May 1993 to April 1994. Before joining Bridge Builder Technologies, Dr. Daniell served from March 1991 to May 1993 as Strategic Planning Director and Vice President at UNIX Systems Laboratories. Dr. Daniell also serves as a director of LIN Television.

  Jeffery S. Galt has served as a director of Individual since March 1997. Since November 1997, Mr. Galt has served as Executive Vice President of The Dialog Corporation, which was formed as a result of the merger of Knight-Ridder Information, Inc. with M.A.I.D. plc in November 1997. Prior to such merger, Mr. Galt served as President of Knight-Ridder Information, Inc. from October 1996 to November 1997, and was acting President of Knight-Ridder Information, Inc. from January 1996 to September 1996. From November 1993 to January 1996, Mr. Galt served as Executive Vice President, Chief Operating Officer of Knight-Ridder Information, Inc. Prior to that, he served from June 1992 to November 1993 as Executive Vice President, Planning, Development, and Technology at Specialized Management Support, Inc., a provider of electronic data services and real estate information to the financial services industry. From August 1991 to June 1992, Mr. Galt was Vice President, Marketing, Planning & Business Development at TRW Information Services Division, a provider of consumer and business credit and real estate information to the financial services industry.

  Elon Kohlberg has served as a director of Individual since August 1995. Mr. Kohlberg has been a Professor of Business Administration at the Harvard Business School since 1976. Mr. Kohlberg also serves as a director of TEVA Industries and the Lemmon Company.

  Marino R. Polestra has served as a director of Individual since January 1991. Since February 1989, Mr. Polestra has been a Vice President of Burr, Egan, Deleage & Co., a venture capital firm, and a general partner of certain funds affiliated with Burr, Egan, Deleage & Co. Since February 1996, Mr. Polestra has been general partner of Alta California Partners, L.P. Mr. Polestra also serves as a director of Security Dynamics Technologies, Inc. and Premisys Communications, Inc.

  Gregory S. Stanger has served as a director of Individual since July 1997. Mr. Stanger has been Director, Business Development and Investments at Microsoft Corporation since July 1996. From June 1993 through July 1996, Mr. Stanger served as Manager, Business Development and Investments at Microsoft. Prior to that, he served from November 1992 to June 1993 as a Financial Analyst at Microsoft.

  William A. Devereaux has served as a director of Individual since 1989 and served as Chairman of the Board of Individual from July 1996 to May 1997. Mr. Devereaux has been Managing Director, American Capital Company, a venture capital and merchant banking company, from 1987 to 1992 and since 1995. From 1993 to 1994, Mr. Devereaux was Vice President, Strategic Planning at the Communications Division of General Instrument Corp. Prior to that, from 1979 to 1987, Mr. Devereaux was Executive Vice President at American Cable Systems, a national provider of cable television services.

  Executive officers of Individual are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of Individual.

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND OFFICERS

COMPENSATION OF DIRECTORS

  During the fiscal year ended December 31, 1997, outside directors were reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings.

EXECUTIVE COMPENSATION SUMMARY

  The following table sets forth summary information concerning the compensation earned for services rendered to Individual in all capacities for the fiscal years ended December 31, 1996 and 1995, by (i) the Chief Executive Officer, (ii) each of the other four most highly compensated executive officers of Individual at December 31, 1996 who earned more than $100,000 in salary and bonus in fiscal 1996, and (iii) two former executive officers of Individual (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                     ANNUAL COMPENSATION(1)            COMPENSATION(2)
                          --------------------------------------------   SECURITIES
        NAME AND                                       OTHER ANNUAL      UNDERLYING       ALL OTHER
   PRINCIPAL POSITION     YEAR SALARY($)  BONUS($)  COMPENSATION(1)($)   OPTIONS (#)   COMPENSATION($)
   ------------------     ---- ---------- --------- ------------------ --------------- ---------------
Michael E. Kolowich(3)..  1996 $50,583.31 $  26,700        --             1,000,000            --
 President and Chief      1995        --        --         --                   --             --
 Executive Officer
Janesse T. Bruce(4).....  1996 117,621.68 32,780.77        --               120,000            --
 Senior Vice President,   1995        --        --         --                   --             --
 Single User Markets
Robert L. Lentz ........  1996  93,037.88 37,515.38        --               110,000            --
 Senior Vice President,   1995        --        --         --                   --             --
 Finance and
 Administration, Chief
 Financial Officer,
 Treasurer and Secretary
Annette E. Lissauer(5)..  1996    100,000    29,930        --                   --             --
 Vice President           1995     91,003    21,760        --                37,500            --
Richard C. Vancil(6)....  1996    110,000    13,580        --                   --             --
 Vice President,          1995    100,583    10,815        --                22,500            --
 Marketing and Business
 Development
Joseph A. Amram(7)......  1996     85,744       --         --                   --        $100,000(8)
                          1995    108,733    25,000        --               181,667            --
Bruce D. Glabe(9).......  1996    132,322    19,673        --                   --             --
                          1995    118,750    19,100        --                41,250            --

--------
(1) In accordance with the rules of the Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of Individual, and certain perquisites and other personal benefits, securities or property received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.
(2) Represents stock options granted during the fiscal years ended December 31, 1995 and December 31, 1996 under Individual's Amended and Restated 1989 Stock Option Plan. Individual did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during the fiscal years ended December 31, 1995 and December 31, 1996.
(3) Mr. Kolowich became President and Chief Executive Officer of Individual in September 1996. Mr. Kolowich's annual salary is $180,000, and his target annual incentive bonus is $80,000 (payable in Individual Common Stock).

(4) Ms. Bruce has been on a leave of absence from Individual since August 8, 1997.
(5) Ms. Lissauer's employment with Individual terminated in April 1997.
(6) Mr. Vancil's employment with Individual terminated in October 1997.
(7) Mr. Amram's employment with Individual terminated in August 1996. Mr. Amram served as President and Chief Executive Officer from Individual's inception in January 1989 through July 1996, and is currently a director of Individual.
(8) $100,000 was paid to Mr. Amram in December 1996 pursuant to Mr. Amram's severance agreement with Individual.
(9) Mr. Glabe's employment with Individual terminated in December 1996.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth certain information concerning grants of stock options made to the Named Executive Officers pursuant to Individual's Amended and Restated 1989 Stock Option Plan, as amended, during the fiscal year ended December 31, 1996:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                      POTENTIAL
                           NUMBER OF     PERCENT OF                               REALIZABLE VALUE
                          SECURITIES   TOTAL OPTIONS                              AT ASSUMED ANNUAL
                          UNDERLYING     GRANTED TO    EXERCISE OR                 RATES OF STOCK
                            OPTIONS     EMPLOYEES IN  BASE PRICE PER EXPIRATION  PRICE APPRECIATION
 NAME                    GRANTED(#)(1) FISCAL YEAR(2)  SHARE($)(3)    DATE(1)    FOR OPTION TERM(4)
 ----                    ------------- -------------- -------------- ---------- ---------------------
                                                                                  5%($)      10%($)
                                                                                ---------- ----------
Michael E. Kolowich.....   1,000,000       38.99%         $6.00        9/3/06   $3,773,368 $9,562,455
Janesse T. Bruce........     120,000        4.68           6.25       1/23/06      471,671  1,195,307
Robert L. Lentz.........     110,000        4.29           6.25        3/6/06      432,365  1,095,698
Annette E. Lissauer.....         --          --             --            --           --         --
Richard C. Vancil.......         --          --             --            --           --         --
Joseph A. Amram.........         --          --             --            --           --         --
Bruce D. Glabe..........         --          --             --            --           --         --

--------
(1) The options, which were granted under Individual's Amended and Restated 1989 Stock Option Plan, have a term of ten years, subject to earlier termination in certain events related to termination of employment. Such options become exercisable over a four-year period, 1/48th of such options vesting each month commencing on the last day of the first full month after the date of grant.
(2) Based on an aggregate of 2,564,857 shares subject to options granted to employees of Individual in fiscal 1996.
(3) All options were granted at an exercise price equal to or greater than fair market value as determined by the Board of Directors of Individual on the date of grant. On August 22, 1996 and October 23, 1996, the Board of Directors of Individual repriced all outstanding stock options of Individual which were granted to employees between December 8, 1995 and July 8, 1996, by reducing the exercise price applicable to such options to $6.25 per share.
(4) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the market value of Individual's Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Commission and do not reflect Individual's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Individual Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

  The following table sets forth information with respect to options to purchase Individual's Common Stock granted to the Named Executive Officers under Individual's Amended and Restated 1989 Stock Option Plan, as amended, including (i) the number of shares of Individual Common Stock purchased upon exercise of options during the fiscal year ended December 31, 1996; (ii) the net value realized upon such exercise; (iii) the number of unexercised options outstanding at December 31, 1996; and (iv) the value of such unexercised options at December 31, 1996:

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                                                                                       VALUE OF UNEXERCISED
                                                         NUMBERS OF UNEXERCISED            IN-THE-MONEY
                         SHARES ACQUIRED     VALUE        OPTIONS AT YEAR END           OPTIONS AT YEAR END
          NAME            ON EXERCISE(#) REALIZED($)(1) EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE($)(2)
          ----           --------------- -------------- ------------------------- -------------------------------
Michael E. Kolowich.....       --              --           62,501 / 937,499                    --
Janesse T. Bruce........       --              --           50,625 / 69,375                     --
Robert L. Lentz.........       --              --           20,625 / 89,375                     --
Annette E. Lissauer.....     13,800       $191,365(3)       91,633 / 36,017             $470,079 / $50,071
                             21,000        256,832
Richard C. Vancil.......     30,000        424,490          73,905 / 23,595              321,859 / 20,587
Joseph A. Amram.........     60,000        828,897(3)              --                           --
                             66,750        1,290,585
Bruce D. Glabe..........     45,000        212,015          80,625 / --                  375,772 / --

--------
(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of Individual's Common Stock on the date of exercise and the exercise price of the options, in accordance with regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and do not reflect amounts actually received by the Named Executive Officers. Named Executive Officers will receive cash only if and when they sell the Individual Common Stock issued upon exercise of the options, and the amount of cash received by such individuals is dependent upon the price of Individual's Common Stock at the time of such sale.
(2) Value is based on the difference between the option exercise price and the fair market value at December 31, 1996, the fiscal year-end ($6.00 per share as quoted on the Nasdaq), multiplied by the number of shares underlying the option.
(3) There was no public trading market for the Individual Common Stock as of the date of exercise of these options. Accordingly, these values have been calculated on the basis of the initial public offering price of $14.00 per share, minus the applicable per share exercise price.

                         DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF DESKTOP CAPITAL STOCK

  Assuming the stockholders of Desktop approve the amendment to the Certificate to increase the number of authorized shares of Common Stock, the authorized capital stock of Desktop consists of 35,000,000 shares of Common Stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

 Desktop Common Stock

  As of the Desktop Record Date, there were approximately 8,690,852 shares of Desktop Common Stock outstanding held of record by approximately 115 stockholders. Desktop Common Stock is listed on Nasdaq under the symbol "DTOP." Holders of Desktop Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have a right to take action by written consent. The holders of Desktop Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Desktop, the holders of Desktop Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Desktop Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Desktop Common Stock. All outstanding shares of Desktop Common Stock are fully paid and non-assessable, and the shares of Desktop Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

 Desktop Preferred Stock

  Desktop has 1,000,000 shares of Preferred Stock authorized, of which, as of November 2, 1997, no shares are outstanding. The Board of Directors has the authority to issue these shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Desktop Common Stock and the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Desktop.

 Transfer Agent and Registrar

  The Transfer Agent and Registrar for the Desktop Common Stock is BankBoston, N.A., 150 Royall Street, Canton, Massachusetts 02021 and its telephone number is (617) 575-2908.

DESCRIPTION OF INDIVIDUAL CAPITAL STOCK

  The authorized capital stock of Individual consists of 25,000,000 shares of Individual Common stock, $0.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock").

 Individual Common Stock

  As of the Individual Record Date, there were approximately 16,418,196 shares of Individual Common Stock outstanding held of record by approximately 181 stockholders. Individual Common Stock is listed on Nasdaq under the trading symbol "INDV." Holders of Individual Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive such lawful dividends as may be declared by Individual's Board of Directors. In the event of the liquidation, dissolution or winding up of Individual, the holders of shares of Individual Common Stock will be entitled to share ratably in Individual's assets. All outstanding shares of Individual Common Stock are fully paid and nonassessable.

 Individual Preferred Stock

  The Individual Board has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 1,000,000 shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, to fix the designations, preferences, limitations and relative, participating, optional or other special rights and qualifications or restrictions on the shares of each series, and to determine the voting powers, if any, of such shares. The issuance of Preferred Stock could adversely affect, among other things, the rights of existing stockholders or could delay or prevent a change in control of Individual without further action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Individual Common Stock. In addition, any such issuance could have the effect of delaying, deferring or preventing a change in control of Individual and could make the removal of the present management of Individual more difficult. Individual has no current plans to issue any Preferred Stock.

 Transfer Agent and Registrar

  The Transfer Agent and Registrar for Individual Common Stock is BankBoston, N.A., 150 Royall Street, Canton, Massachusetts 02021 and its telephone number is (617) 575-2908.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  After consummation of the Merger, the holders of Individual Common Stock who receive Desktop Common Stock under the terms of the Agreement will become stockholders of Desktop. As stockholders of Individual, their rights are presently governed by Delaware law and by the Third Amended and Restated Certificate of Incorporation of Individual, as amended (the "Individual Certificate") and the Individual Amended and Restated By-laws (the "Individual By-laws"). As stockholders of Desktop, their rights will be governed by Delaware law and by the Desktop Certificate and Desktop's Amended and Restated By-laws (the "Desktop By-laws"). There are no material differences between the Individual Charter and the Desktop Certificate or between the Individual By-laws and the Desktop By-laws. The following discussion summarizes the rights of holders of Desktop Common Stock and the rights of holders of Individual Common Stock following the Merger. This summary does not purport to be complete and is qualified in its entirety by reference to the Desktop Certificate and the Desktop By-laws and the relevant provisions of Delaware law.

  Desktop is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  Desktop's Certificate provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. Any director may be removed without cause only by the vote of at least 75% of the shares entitled to vote for the election of directors or with cause by the vote of at least a majority of such shares. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Desktop.

  The Desktop By-laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of Desktop. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting or, if either the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary, or if no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, such notice must be delivered not earlier than 90 days prior to such annual meeting and not later than the later of 60 days prior to the annual meeting or 10 days following the date on which public announcement of the date of such annual meeting is first made by Desktop. With respect to special meetings, notice must generally be delivered not more than 90 days prior to such meeting and not later than the later of 60 days prior to such meeting or 10 days following the day on which public announcement of such meeting is first made by Desktop. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

  Desktop's Certificate authorizes the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include: (i) the interests of Desktop's stockholders, including the possibility that these interests might be best served by the continued independence of Desktop; (ii) whether the proposed transaction might violate Federal or state laws; (iii) the consideration being offered in the proposed transaction in relation to the then current market price for the outstanding capital stock of Desktop, as well as in relation to the market price for the capital stock of Desktop over a period of years, the estimated price that might be achieved in a negotiated sale of Desktop as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and Desktop's financial condition and future prospects; and (iv) the social, legal and economic effects upon employees, suppliers, customers, creditors and others having similar relationships with Desktop, upon the communities in which Desktop conducts its business and upon the economy of the state, region and nation. The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Desktop.

  Desktop's Certificate provides that any action required or permitted to be taken by the stockholders of Desktop may be taken only at a duly called annual or special meeting of the stockholders, and that special meetings may be called only the Chairman of the Board of Directors, a majority of the Board of Directors, or the President of Desktop. These provisions could have the effect of delaying until the next annual stockholder's meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of Desktop. These provisions may also discourage another person or entity from making a tender offer for Desktop's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of Desktop, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholder's meeting, and not by written consent.

  The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or By-laws, unless a corporation's certificate of incorporation or By-laws, as the case may be, requires a greater percentage. The Desktop Certificate requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Desktop to amend or repeal certain provisions of the Desktop Certificate and to reduce the number of authorized shares of Desktop Common Stock and Desktop Preferred Stock. The By-laws may be amended or repealed by a majority vote of the Board of Directors or the holders of a majority of the shares of Desktop's voting stock, provided that the affirmative vote of the holders of at least 75% of the voting stock is required to amend or repeal certain of the indemnification provisions contained in the Desktop By-laws. Such 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Desktop preferred stock that might be outstanding at the time such amendments are submitted to stockholders. The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Desktop.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  The Desktop Certificate contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate the rights of Desktop or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under Federal securities laws. The Desktop Certificate also contains provisions indemnifying the directors and officers of Desktop to the fullest extent permitted by the DGCL. Desktop believes that these provisions will assist the Desktop in attracting and retaining qualified individuals to serve as directors.

                                    EXPERTS

  The consolidated financial statements of Desktop Data, Inc. as of December 31, 1995 and 1996, and for each of the three years ended December 31, 1996, included in this Prospectus/Joint Proxy Statement have been included in reliance upon the reports of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Individual, Inc. as of December 31, 1995 and 1996, and for each of the three years ended December 31, 1996 included in this Prospectus/Joint Proxy Statement have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Desktop Common Stock issuable pursuant to the Merger will be passed on by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., Boston, Massachusetts, is acting as special counsel for Individual in connection with certain legal matters relating to the Merger and the transactions contemplated thereby. Testa, Hurwitz & Thibeault, LLP, is also acting as counsel for Individual in connection with certain legal matters relating to this Prospectus/Joint Proxy Statement.

                    DESKTOP DATA, INC. AND INDIVIDUAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Desktop Data, Inc. and Subsidiaries:
  Audited Consolidated Financial Statements:
    Report of Independent Public Accountants...............................  F-2
    Consolidated Balance Sheets............................................  F-3
    Consolidated Statements of Operations..................................  F-4
    Consolidated Statements of Stockholders' Equity (Deficit)..............  F-5
    Consolidated Statements of Cash Flows..................................  F-6
    Notes to Consolidated Financial Statements.............................  F-7
  Unaudited Interim Consolidated Financial Statements:
    Condensed Consolidated Balance Sheets.................................. F-17
    Condensed Consolidated Statements of Income............................ F-18
    Condensed Consolidated Statements of Cash Flows........................ F-19
    Notes to the Condensed Consolidated Financial Statements............... F-20
Individual, Inc.:
  Audited Consolidated Financial Statements:
    Report of Independent Accountants...................................... F-22
    Consolidated Balance Sheets............................................ F-23
    Consolidated Statements of Operations.................................. F-24
    Consolidated Statements of Stockholders' Equity (Deficit).............. F-25
    Consolidated Statements of Cash Flows.................................. F-26
    Notes to Consolidated Financial Statements............................. F-27
  Unaudited Interim Consolidated Financial Statements:
    Consolidated Balance Sheet............................................. F-39
    Consolidated Statements of Operations.................................. F-40
    Consolidated Statements of Cash Flows.................................. F-41
    Notes to Consolidated Financial Statements............................. F-42

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Desktop Data, Inc.:

  We have audited the accompanying consolidated balance sheets of Desktop Data, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Desktop Data, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Hartford, Connecticut
January 31, 1997 (except with respect
 to the matters discussed in Note
 4(d), as to which the date is
 February 13, 1997)

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................... $10,735,071  $19,300,515
  Short-term investments.............................  18,119,717   13,117,217
  Accounts receivable................................   4,948,351    3,163,744
  Prepaid expenses and deposits......................   1,814,104    1,184,309
                                                      -----------  -----------
    Total current assets.............................  35,617,243   36,765,785
                                                      -----------  -----------
LONG-TERM INVESTMENTS................................   7,927,667          --
                                                      -----------  -----------
PROPERTY AND EQUIPMENT, AT COST:
  Computer equipment.................................   4,846,437    2,836,704
  Furniture and fixtures.............................     518,615      291,253
  Machinery and equipment............................     734,847       70,056
  Equipment under capital leases.....................     138,792      113,171
                                                      -----------  -----------
                                                        6,238,691    3,311,184
  Accumulated depreciation...........................  (1,599,021)  (1,320,647)
                                                      -----------  -----------
                                                        4,639,670    1,990,537
                                                      -----------  -----------
OTHER ASSETS.........................................     142,570      122,193
                                                      -----------  -----------
                                                      $48,327,150  $38,878,515
                                                      ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................... $   878,147  $   974,168
  Accrued expenses...................................   3,572,198    3,125,756
  Deferred revenue, current..........................  13,630,356   10,063,149
  Obligations under capital leases, current..........      34,191       24,581
                                                      -----------  -----------
    Total current liabilities........................  18,114,892   14,187,654
                                                      -----------  -----------
OBLIGATIONS UNDER CAPITAL LEASES, NONCURRENT.........      37,569       52,529
                                                      -----------  -----------
DEFERRED REVENUE, NONCURRENT.........................     190,165       33,427
                                                      -----------  -----------
COMMITMENTS (NOTE 5)
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value--Authorized--
   15,000,000 shares Issued and outstanding--
   8,626,425 shares and 8,510,680 shares in 1996 and
   1995..............................................      86,264       85,107
  Additional paid-in capital.........................  31,782,106   30,988,442
  Accumulated deficit................................  (1,883,846)  (6,468,644)
                                                      -----------  -----------
    Total stockholders' equity.......................  29,984,524   24,604,905
                                                      -----------  -----------
                                                      $48,327,150  $38,878,515
                                                      ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               YEARS ENDED DECEMBER 31,
                                          ------------------------------------
                                             1996        1995         1994
                                          ----------- -----------  -----------
REVENUES................................  $33,779,259 $23,185,833  $14,357,624
                                          ----------- -----------  -----------
COSTS AND EXPENSES:
  Cost of revenues......................    9,500,735   6,397,094    3,878,896
  Customer support expenses.............    3,492,756   2,492,493    1,907,926
  Development expenses..................    4,230,161   2,870,351    1,902,200
  Sales and marketing expenses..........   11,657,566   8,721,712    6,152,745
  General and administrative expenses...    1,595,039   1,281,227      899,796
                                          ----------- -----------  -----------
    Total costs and expenses............   30,476,257  21,762,877   14,741,563
                                          ----------- -----------  -----------
    Income (loss) from operations.......    3,303,002   1,422,956     (383,939)
INTEREST INCOME, NET....................    1,896,021     897,108       96,872
                                          ----------- -----------  -----------
INCOME (LOSS) BEFORE PROVISION FOR
 INCOME TAXES...........................    5,199,023   2,320,064     (287,067)
PROVISION FOR INCOME TAXES..............      614,225     183,000          --
                                          ----------- -----------  -----------
    Net income (loss)...................    4,584,798   2,137,064     (287,067)
ACCRETION OF DIVIDENDS ON SERIES B
 PREFERRED STOCK........................          --     (101,250)    (135,000)
DISCOUNT ON REDEMPTION OF SERIES B
 PREFERRED STOCK........................          --    1,232,238          --
                                          ----------- -----------  -----------
    Net income (loss) available for
     common stockholders................  $ 4,584,798 $ 3,268,052  $  (422,067)
                                          =========== ===========  ===========
NET INCOME PER COMMON AND COMMON
 EQUIVALENT SHARE IN 1996; PRO FORMA NET
 INCOME (LOSS) PER COMMON AND COMMON
 EQUIVALENT SHARE IN 1995 AND 1994 (NOTE
 1).....................................  $       .52 $       .43  $      (.06)
                                          =========== ===========  ===========
WEIGHTED AVERAGE NUMBER OF COMMON AND
 COMMON EQUIVALENT SHARES OUTSTANDING IN
 1996; PRO FORMA WEIGHTED AVERAGE NUMBER
 OF COMMON AND COMMON EQUIVALENT SHARES
 OUTSTANDING IN 1995 AND 1994 (NOTE 1)..    8,778,479   7,518,529    6,670,410
                                          =========== ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                          SERIES A
                        CONVERTIBLE
                      PREFERRED STOCK         COMMON STOCK                                  TREASURY STOCK        TOTAL
                    ---------------------  -------------------- ADDITIONAL                ------------------  STOCKHOLDERS'
                      NUMBER      $.01      NUMBER      $.01      PAID-IN    ACCUMULATED   NUMBER                EQUITY
                    OF SHARES   PAR VALUE  OF SHARES  PAR VALUE   CAPITAL      DEFICIT    OF SHARES   COST      (DEFICIT)
                    ----------  ---------  ---------  --------- -----------  -----------  --------- --------  -------------
BALANCE,
 DECEMBER 31,
 1993..............  5,335,410  $ 53,354   2,400,876   $24,009  $ 2,803,287  $(8,318,641)   27,457  $(26,191)  $(5,464,182)
 Purchase of
  treasury stock...        --        --          --        --           --           --      2,028    (4,564)       (4,564)
 Exercise of stock
  options..........        --        --      241,337     2,413       25,990          --        --        --         28,403
 Accretion of
  dividends on
  redeemable
  preferred stock..        --        --          --        --      (350,000)         --        --        --       (350,000)
 Net loss..........        --        --          --        --           --      (287,067)      --        --       (287,067)
                    ----------  --------   ---------   -------  -----------  -----------   -------  --------   -----------
BALANCE,
 DECEMBER 31,
 1994..............  5,335,410    53,354   2,642,213    26,422    2,479,277   (8,605,708)   29,485   (30,755)   (6,077,410)
 Purchase of
  treasury stock...        --        --          --        --           --           --        281    (1,930)       (1,930)
 Retirement of
  treasury stock...        --        --      (29,766)     (298)     (32,387)         --    (29,766)   32,685           --
 Exercise of stock
  options..........        --        --       74,110       742       63,895          --        --        --         64,637
 Payments and
  accretion of
  dividends on
  redeemable
  preferred stock..        --        --          --        --    (2,217,000)         --        --        --     (2,217,000)
 Proceeds from
  initial public
  offering, less
  offering costs...        --        --    1,977,000    19,770   26,691,551          --        --        --     26,711,321
 Conversion of
  Series A, C and D
  preferred stock.. (5,335,410)  (53,354)  3,847,123    38,471    2,770,868          --        --        --      2,755,985
 Discount on
  redemption of
  Series B
  preferred stock..        --        --          --        --     1,232,238          --        --        --      1,232,238
 Net income........        --        --          --        --           --     2,137,064       --        --      2,137,064
                    ----------  --------   ---------   -------  -----------  -----------   -------  --------   -----------
BALANCE,
 DECEMBER 31,
 1995..............        --        --    8,510,680    85,107   30,988,442   (6,468,644)      --        --     24,604,905
 Exercise of stock
  options..........        --        --       99,566       996      162,681          --        --        --        163,677
 Stock issued under
  employee stock
  purchase plan....        --        --       16,179       161      295,033          --        --        --        295,194
 Tax benefit from
  exercise of stock
  options..........        --        --          --        --       335,950          --        --        --        335,950
 Net income........        --        --          --        --           --     4,584,798       --        --      4,584,798
                    ----------  --------   ---------   -------  -----------  -----------   -------  --------   -----------
BALANCE,
 DECEMBER 31,
 1996..............        --   $    --    8,626,425   $86,264  $31,782,106  $(1,883,846)      --   $    --    $29,984,524
                    ==========  ========   =========   =======  ===========  ===========   =======  ========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                             1996          1995         1994
                                         ------------  ------------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................  $  4,584,798  $  2,137,064  $ (287,067)
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities--
    Depreciation.......................       898,300       498,900     307,369
    Tax benefit from exercise of stock
     options...........................       335,950           --          --
    Changes in assets and liabilities:
      Accounts receivable..............    (1,784,607)     (905,914)   (722,767)
      Prepaid expenses and deposits....      (629,795)     (439,893)   (311,603)
      Accounts payable.................       (96,021)      552,292      12,505
      Accrued expenses.................       446,442     1,496,537     912,086
      Deferred revenue.................     3,723,945     2,476,294   2,602,930
                                         ------------  ------------  ----------
        Net cash provided by operating
         activities....................     7,479,012     5,815,280   2,513,453
                                         ------------  ------------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments..   (47,494,860)  (13,117,217)        --
  Proceeds from maturities and sales of
   short-term investments..............    42,492,360           --          --
  Purchases of long-term investments...    (7,927,667)          --          --
  Purchases of property and equipment..    (3,521,809)   (1,383,269)   (634,946)
  Increase in other assets.............       (20,377)      (65,876)    (24,000)
                                         ------------  ------------  ----------
        Net cash used in investing
         activities....................   (16,472,353)  (14,566,362)   (658,946)
                                         ------------  ------------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock
   options.............................       163,677        64,637      28,403
  Proceeds from stock issued under
   employee stock purchase plan........       295,194           --          --
  Proceeds from initial public
   offering, less offering costs.......           --     26,711,321         --
  Payments of dividends on redeemable
   preferred stock.....................           --     (2,638,041)        --
  Purchase of fractional shares on
   conversion of preferred stock.......           --         (1,041)        --
  Redemption of Series B preferred
   stock...............................           --       (135,000)        --
  Purchase of treasury stock...........           --         (1,930)     (4,564)
  Payments on obligations under capital
   leases..............................       (30,974)      (21,799)    (14,261)
                                         ------------  ------------  ----------
        Net cash provided by financing
         activities....................       427,897    23,978,147       9,578
                                         ------------  ------------  ----------
(DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS...........................    (8,565,444)   15,227,065   1,864,085
CASH AND CASH EQUIVALENTS, BEGINNING OF
 YEAR..................................    19,300,515     4,073,450   2,209,365
                                         ------------  ------------  ----------
CASH AND CASH EQUIVALENTS, END OF
 YEAR..................................  $ 10,735,071  $ 19,300,515  $4,073,450
                                         ============  ============  ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash paid for interest...............  $      5,325  $      3,121  $    2,578
                                         ============  ============  ==========
  Cash paid for income taxes...........  $    294,119  $     10,600  $      --
                                         ============  ============  ==========
SUPPLEMENTAL DISCLOSURE OF NONCASH
 TRANSACTIONS:
  Equipment acquired under capital
   lease obligations...................  $     25,624  $     18,090  $   95,081
                                         ============  ============  ==========
  Accretion of dividends on redeemable
   preferred stock.....................  $        --   $     17,238  $  350,000
                                         ============  ============  ==========
  Discount on redemption of Series B
   preferred stock.....................  $        --   $  1,232,238  $      --
                                         ============  ============  ==========
  Conversion of Series A, C and D
   preferred stock.....................  $        --   $  2,757,025  $      --
                                         ============  ============  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

(1)OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  Desktop Data, Inc. ("Desktop") was incorporated on July 11, 1988, and through its NewsEDGE service and software, delivers to businesses, primarily throughout the United States, a large variety of news and information sources in real time to personal computers installed on LANs and WANs, automatically monitors and filters the news, and alerts users to stories of interest to them.

  The accompanying consolidated financial statements reflect the application of certain significant accounting policies, as described in this note and elsewhere in the accompanying notes to consolidated financial statements.

 (a) Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Desktop and its wholly owned subsidiaries, Desktop Data Canada, Inc. and Desktop Data Securities Corp. All material intercompany accounts and transactions have been eliminated in consolidation.

 (b) Cash and Cash Equivalents

  Cash and cash equivalents, which have original maturities of less than three months, consist of the following:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
   Cash................................................ $   989,221 $   926,947
   Money market accounts...............................     900,479   5,413,147
   Securities purchased under agreements to resell.....         --   11,973,971
   U.S. Treasury Bills.................................         --      986,450
   U.S. Government Agencies............................   8,845,371         --
                                                        ----------- -----------
                                                        $10,735,071 $19,300,515
                                                        =========== ===========

 (c) Investments

  Investments are classified into one of three categories and accounted for as follows:

                  CATEGORY                            ACCOUNTING TREATMENT
                  --------                            --------------------
Held to maturity--securities for which         Reported at amortized cost
Desktop has the positive intent and ability
to hold to maturity
Trading--securities held for resale in the     Reported at fair value, with
near term                                      unrealized gains and losses
                                               included in income
Available for sale--securities not classified  Reported at fair value, with
as trading or held to maturity                 unrealized gains and losses, net
                                               of tax, reported as a separate
                                               component of equity

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


  As of December 31, 1996, all of Desktop's investments are classified and accounted for as held to maturity. As of December 31, 1996 and 1995, the amortized cost of the Desktop's investments, which approximates fair market value, is as follows:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
   SHORT-TERM
   Repurchase Agreement................................ $       --  $ 4,417,701
   U.S. Government Agencies............................  13,833,870   8,699,516
   U.S. Treasury Notes.................................   4,285,847         --
                                                        ----------- -----------
                                                        $18,119,717 $13,117,217
                                                        =========== ===========
   LONG-TERM
   U.S. Treasury Notes, due in 1998.................... $ 7,927,667 $       --
                                                        =========== ===========

  Any security that experiences a decline in value that management believes is other than temporary is reduced to its net realizable value by a charge to income. Realized gains and losses from the sale of investment securities are recorded on the trade date by specific identification of the security sold. Realized gains and losses were not material during any year presented.

 (d) Management Estimates

  The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (e) Depreciation

  Desktop provides for depreciation using the straight-line method by charges to operations in amounts that allocate the cost of assets over their estimated useful lives of five years, except for depreciation of leasehold improvements which are depreciated over the shorter of the lease term or life of the asset.

 (f) Research and Development and Software Development Costs

  Research and development costs are expensed as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, requires the capitalization of certain computer software development costs incurred after technological feasibility is established. Desktop has not capitalized software development costs to date, as the costs incurred after technological feasibility of a software product has been established have not been significant.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


 (g) Revenue Recognition

  Revenues in the accompanying consolidated statements of operations consist of the following:

                                                YEARS ENDED DECEMBER 31,
                                           -----------------------------------
                                              1996        1995        1994
                                           ----------- ----------- -----------
   Subscription and royalty revenues...... $31,292,468 $21,743,194 $12,925,145
   Other revenues.........................   2,486,791   1,442,639   1,432,479
                                           ----------- ----------- -----------
                                           $33,779,259 $23,185,833 $14,357,624
                                           =========== =========== ===========

  Desktop licenses its software for a specified term under standard subscription agreements. Subscription revenues are recognized ratably over the term of the agreement, generally 12 months, beginning upon installation. The unearned portion of revenue is shown as deferred revenue in the accompanying consolidated balance sheets. Royalty revenues are recognized as they are earned under agreements with certain news providers. Other revenues are recognized at the time of shipment or when services are rendered. Cost of revenues includes royalties payable to news service and transmission providers and is expensed over the term of the subscription agreement.

 (h) Income Taxes

  Desktop accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires Desktop to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Desktop's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss carryforwards available for tax reporting purposes, using the applicable tax rates for the years in which the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is more likely than not.

 (i) Foreign Currency Translation

  Revenues and expenses are translated using exchange rates in effect during the year. Gains or losses from foreign currency translation are expensed as incurred. There were no significant gains or losses from foreign currency translations during any year presented.

 (j) Postretirement Benefits

  Desktop has no obligations for postretirement benefits.

 (k) Concentration of Credit Risk

  SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. Desktop has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Desktop maintains the majority of cash balances with two financial institutions, and its accounts receivable balances are primarily domestic. No single customer accounted for greater than 10% of revenues or represents a significant credit risk to Desktop.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


 (l) Net Income and Pro Forma Net Loss per Common and Common Equivalent Share

  For the year ended December 31, 1996, net income per common and common equivalent share is computed by dividing net income by the weighted average common and common stock equivalents during that period. Common equivalent shares from stock options have been included in the computation using the treasury-stock method.

  For the years ended December 31, 1995 and 1994, pro forma net loss per common and common equivalent share is computed by dividing net income (loss), less the charge for the accretion of the Series B preferred stock dividends plus the discount on the redemption of the Series B preferred stock, by the pro forma weighted average number of common and common stock equivalent shares outstanding during that period, assuming conversion of all shares of Series A convertible preferred stock and all shares of Series C and D redeemable preferred stock into common stock. In 1995, common equivalent shares from stock options have been included in the computation using the treasury stock method.

  The dollar and per share impact available to common stockholders of the redemption of the Series B preferred stock is as follows:

                                       YEARS ENDED DECEMBER 31,
                          -----------------------------------------------------
                                1996             1995               1994
                          ---------------- -----------------  -----------------
Net income (loss).......  $4,584,798 $0.52 $2,137,064  $0.28  $(287,067) $(0.04)
Accretion of dividends
 on Series B preferred
 stock..................         --    --    (101,250) (0.01)  (135,000)  (0.02)
                          ---------- ----- ----------  -----  ---------  ------
Net income (loss) before
 redemption of Series B
 preferred stock........   4,584,798  0.52  2,035,814   0.27   (422,067)  (0.06)
Discount on redemption
 of Series B preferred
 stock..................         --    --   1,232,238   0.16        --      --
                          ---------- ----- ----------  -----  ---------  ------
Net income (loss)
 available for common
 stockholders...........  $4,584,798 $0.52 $3,268,052  $0.43  $(422,067) $(0.06)
                          ========== ===== ==========  =====  =========  ======
Weighted average number
 of common and common
 equivalent shares
 outstanding in 1996;
 Pro forma weighted
 average number of
 common and common
 equivalent shares
 outstanding in 1995 and
 1994...................   8,778,479        7,518,529         6,670,410
                          ==========       ==========         =========

 (m) New Accounting Pronouncement

  In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Desktop does not expect the statement to have a material impact on Desktop's consolidated financial position or results of operations upon adoption on January 1, 1997.

 (n) Reclassifications

  Certain prior year amounts have been reclassified to conform with current year presentation.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


(o) Long-Lived Assets

  The Company adopted SFAS No. 121 Accounting for Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121) in 1995. SFAS 121 requires that long-lived assets be reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of long-lived assets at each reporting period based on the undiscounted projected cash flows of the related asset. Should there be an impairment, the cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time.

(2) INCOME TAXES

  The components of deferred income taxes are as follows:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
   Tax effect of net operating loss carryforwards,
    excluding amounts related to stock option
    exercises........................................  $       --   $ 1,598,099
   Deferred revenue..................................      312,040      282,000
   Financial reserves not yet deductible.............      309,726      336,000
   Deferred tax (liability) asset related to property
    and equipment....................................     (180,076)       4,000
   Research and development and alternative minimum
    tax credit carryforwards.........................      595,956      451,431
   Valuation allowance...............................   (1,037,646)  (2,671,530)
                                                       -----------  -----------
                                                       $       --   $       --
                                                       ===========  ===========

  The reduction in the valuation allowance from 1995 to 1996 is primarily attributable to the utilization of net operating loss carryforwards. In determining the need for a valuation allowance Desktop considered several items. Negative evidence that is significant for the period since Desktop's IPO is the generation of large Net Operating Loss carryforwards (NOLs) from disqualifying dispositions (the amount unused as of December 31, 1996 was in excess of $2.5 million which constituted Desktop's entire NOL carryforward). In addition, Desktop had tax credit carryforwards of $595,000 as of December 31, 1996. The income tax laws provide for an ordering rule with respect to the utilization of Desktop's tax attributes (i.e. NOL & credit carryforwards). The tax laws require Desktop to utilize the NOLs prior to taking the benefit for credit carryforwards. In addition, Desktop anticipates further disqualifying dispositions which will generate additional tax losses, thus extending the time as to when the credits can be utilized. As a result, there is significant uncertainty as to whether Desktop will ever realize a benefit from any of the tax credit carryforwards. Additional doubt as to the realizability of the tax credit is presented because (i) the credits have calculated limits on usage based on income in any period, (ii) the credits have expiration dates and
(iii) utilization could be further limited by other events such as an acquisition or a change in ownership, which is common among technology companies. This negative evidence was weighed against the relatively short history of profitability. As a result, management belives that it is more likely than not that the net deferred tax asset will not be realized.

  The exercise of nonqualified stock options gives rise to compensation which is includable in the taxable income of the applicable employees and deductible by Desktop for federal and state income tax purposes. Compensation resulting from increases in the fair market value of Desktop's common stock subsequent to the date of grant of the applicable exercised stock options is not recognized by Desktop, in accordance with Accounting Principles Board Opinion No. 25, as an expense for financial accounting purposes and the related

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

tax benefits are credited directly to additional paid-in capital when the benefit is realized. Tax deductions related to stock option exercises were approximately $2.8 million and $550,000 for 1996 and 1995, respectively. During the year ended December 31, 1996, a tax benefit in the amount of $335,950 for deductions of approximately $840,000, which amount represents all of the 1995 deduction and a portion of the 1996 deduction, was realized and credited to additional paid-in capital. As of December 31, 1996, Desktop has a net operating loss carryforward of approximately $2.5 million which expires in 2008. All of such carryforward is the result of deductions related to stock option exercises. Accordingly, the tax benefit related to the utilization of such carryforward will be credited to additional paid-in capital upon utilization.

  The research and development credit carryforwards of $514,324 expire in 2007 through 2011.

  A reconciliation of the federal statutory rate to Desktop's effective tax rate at December 31, 1996 and 1995 is as follows:

                                                                   1996   1995
                                                                   -----  -----
   Income tax provision at federal statutory rate.................  34.0%  34.0%
   Increase (decrease) in tax resulting from--
     State tax provision, net of federal benefit..................   6.3    6.3
     Change in valuation allowance................................ (31.4) (32.4)
     Other........................................................   2.9    --
                                                                   -----  -----
       Effective tax rate.........................................  11.8%   7.9%
                                                                   =====  =====

  The income tax provision for the years ended December 31, 1996 and 1995 is comprised of the following:

                                                              1996       1995
                                                           ----------  --------
   Current
     Federal..............................................  1,853,371   788,800
     State................................................    327,538   146,200
     International........................................     67,200         0
                                                           ----------  --------
                                                            2,248,109   935,000
   Deferred
     Federal.............................................. (1,385,094) (669,000)
     State................................................   (248,790)  (83,000)
     International........................................          0         0
                                                           ----------  --------
                                                           (1,633,884) (752,000)
                                                           ----------  --------
   Total..................................................    614,225   183,000
                                                           ==========  ========

(3) STOCKHOLDERS' EQUITY

 (a) Redeemable Preferred Stock

  In December 1990, Desktop sold 13,500 shares of Series B convertible redeemable preferred stock (the Series B preferred stock) and 1,500 shares of Series C convertible preferred stock (the Series C preferred stock) for gross proceeds of $1,350,000 and $150,000, respectively. On October 20, 1992, Desktop sold 20,000 shares of Series D convertible redeemable preferred stock (the Series D preferred stock) for gross proceeds of $2,000,000.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


 (b) Stock Split

  On June 26, 1995, Desktop's stockholders approved a 1-for-2.25 reverse stock split of Desktop's common stock. The reverse stock split has been retroactively reflected in the accompanying consolidated financial statements and notes for all periods presented.

 (c) Initial Public Offering

  On August 11, 1995, Desktop completed an initial public offering of 1,977,000 shares of its common stock, including 300,000 shares granted to the underwriters upon exercise of their over-allotment option. The proceeds to Desktop, net of underwriting discounts, commissions and offering expenses, were approximately $26,711,000.

 (d) Conversion of Preferred Stock

  Upon the closing of the initial public offering, the Series A, Series C and Series D preferred stock were converted (at a rate of approximately 0.444, 534.90 and 33.68 shares, respectively) into an aggregate of 3,847,123 shares of common stock. In addition, Desktop paid cash dividends of approximately $2,009,000 and $629,000 on the Series A and Series B preferred stock, respectively.

 (e) Series B Redeemable Preferred Stock

  In accordance with the underlying agreement, the mandatory redemption requirement related to the Series B preferred stock was relieved upon Desktop's initial public offering as the offering price exceeded $13.10 per share. In December 1995, Desktop redeemed the Series B preferred stock for $10.00 per share or an aggregate of $135,000. As a result of the redemption, Desktop recognized a $1,232,238 discount.

 (f) Preferred Stock

  On June 26, 1995, Desktop's stockholders approved a new class of undesignated preferred stock, which became effective upon the closing of Desktop's initial public offering.

(4) STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

 (a) 1989 Stock Option Plan

  Desktop has a stock option plan (the "1989 Plan") pursuant to which 622,222 shares of common stock are reserved for issuance. The 1989 Plan is administered by the Board of Directors and provides for the granting of incentive stock options, nonqualified stock options, stock awards and direct stock purchases. During 1995, the Board of Directors terminated the 1989 Plan, such that no further options may be granted under the 1989 Plan.

  Under the 1989 Plan, Desktop has granted nonstatutory stock options to certain employees. The options generally vest over a four-year period and expire not more than five years from the date of grant.

 (b) 1995 Stock Plan

  On June 26, 1995, Desktop's stockholders approved the 1995 Stock Plan (the "1995 Plan"). The 1995 Plan is administered by the Board of Directors and provides for stock awards, direct purchases and the grant of options to purchase shares of Desktop common stock. A maximum of 625,000 shares may be issued under the 1995 Plan. Options granted under the 1995 Plan expire 10 years from the date of grant.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


 (c) 1995 Non-Employee Director Stock Option Plan

  On June 26, 1995, Desktop's stockholders also approved the 1995 Non-Employee Director Stock Option Plan, as amended, (the "1995 Director Plan"), for which 100,000 shares of Desktop common stock have been reserved. The purpose of the 1995 Director Plan is to attract and retain qualified persons who are not also officers or employees of Desktop (the "Eligible Directors") to serve as directors of Desktop. Under the 1995 Director Plan, any Eligible Director shall automatically be granted an option to purchase 20,000 shares of Desktop common stock on the effective date of election at an option price equal to the fair market value on the date of grant, and an option to purchase 2,500 shares of Desktop common stock on the date of each successive annual meeting of the stockholders, if such director has attended at least 75% of the meetings of the Board of Directors during the past fiscal year. Options granted under this plan expire 10 years from the date of grant.

 (d) Stock Option Plan Activity

  The following schedule summarizes all stock option activity under the 1989 Plan and the 1995 Plan for the three years ended December 31, 1996:

                                  1996              1995              1994
                            ----------------- ----------------- ------------------
                                     WEIGHTED          WEIGHTED           WEIGHTED
                                     AVERAGE           AVERAGE            AVERAGE
                                     EXERCISE          EXERCISE           EXERCISE
                            SHARES    PRICE   SHARES    PRICE    SHARES    PRICE
                            -------  -------- -------  -------- --------  --------
   Outstanding, beginning
    of year................ 263,241   $ 3.44  275,881   $1.39    440,420   $ .50
   Granted................. 575,850    24.18   75,497    8.58     91,655    2.33
   Exercised............... (99,566)    1.64  (74,110)    .87   (241,337)    .12
   Terminated.............. (89,542)   21.28  (14,027)   3.85    (14,857)   1.49
                            -------           -------           --------
   Outstanding, end of
    year................... 649,983   $19.60  263,241   $3.44    275,881   $1.39
                            =======   ======  =======   =====   ========   =====
   Exercisable, end of
    year...................  83,401   $ 3.52  115,572   $1.34     82,908   $ .86
                            =======   ======  =======   =====   ========   =====
   Weighted average fair
    value of options
    granted................  $13.19             $4.67                N/A
                             ======             =====

  The following table summarizes information about stock options outstanding at December 31, 1996:

                                        OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                            ------------------------------------------- --------------------------
                                 NUMBER       WEIGHTED AVERAGE WEIGHTED      NUMBER       WEIGHTED
       EXERCISE PRICE/         OUTSTANDING       REMAINING     AVERAGE     EXERCISABLE    AVERAGE
           RANGE OF               AS OF         CONTRACTUAL    EXERCISE        AT         EXERCISE
       EXERCISE PRICES      DECEMBER 31, 1996       LIFE        PRICE   DECEMBER 31, 1996  PRICE
       ---------------      ----------------- ---------------- -------- ----------------- --------
   $0.90-$7.43.............      136,923            2.37        $ 3.31       80,071        $ 2.73
    15.00..................        5,035            3.55         15.00        1,748         15.00
    22.75..................      140,950            9.55         22.75          --            --
    23.50..................       52,200            9.79         23.50           93         23.50
    24.00-35.75............      314,875            9.10         24.85        1,489         30.95
                                 -------                                     ------
   $0.90-35.75.............      649,983            7.76        $19.60       83,401        $ 3.52
                                 =======            ====        ======       ======        ======

  On February 13, 1997, Desktop's Board of Directors authorized the repricing of all stock options previously granted under the 1995 Plan, excluding 105,000 options which were granted to the executive officers of Desktop. The repricing provides for the exercise price of 375,525 options outstanding to be reduced to $14.13 per share, the closing price of Desktop's stock on February 13, 1997. Prior to the repricing, such options had exercise prices of $22.75 to $35.75.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


 (e) 1995 Employee Stock Purchase Plan

  On June 26, 1995, Desktop's stockholders approved the 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan"). This plan permits eligible employees to purchase Desktop's common stock at 85% of the fair market value of the stock on the first or last date of each semiannual plan period, whichever is lower. The 1995 Purchase Plan covers substantially all employees, subject to certain limitations. An eligible employee may elect to have up to 10% of his or her total compensation, as defined, withheld and applied toward the purchase of shares in such a plan period (not to exceed $25,000 in any year). At December 31, 1996, 158,821 shares of Desktop common stock were reserved for purchases under the 1995 Purchase Plan.

 (f) Fair Value of Stock Based Compensation

  In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options to be included in the statement of operations or disclosed in the notes to financial statements. Desktop has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No.
123. Desktop has computed the pro forma disclosures required under SFAS No. 123 for options granted in 1995 and 1996 using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

                                                             1996       1995
                                                           ---------  ---------
   Risk free interest rate................................ 5.26-6.70% 5.76-7.74%
   Expected dividend yield................................   None       None
   Expected lives......................................... 3-6 years  3-6 years
   Expected volatility....................................    63%        63%

  Had compensation cost for Desktop's stock option plans been determined consistent with SFAS No. 123, Desktop's net income applicable to common stockholders and net income per common and common equivalent share would have been the following pro forma amounts:

                                                             1996       1995
                                                          ---------- ----------
   Net income available to common stockholders:
     As reported......................................... $4,584,798 $3,268,052
     Pro forma...........................................  3,074,395  3,213,195
   Net income per common and common equivalent share:
     As reported......................................... $      .52 $      .43
     Pro forma...........................................        .35        .43

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. Additionally, the pro forma information included above does not consider the repricing of the stock options in the 1995 Plan in February 1997.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996


(5) COMMITMENTS

 (a) Operating Leases

  Desktop conducts its operations in facilities under operating leases expiring through 2003. Desktop's future minimum lease payments under these leases as of December 31, 1996 are approximately as follows:

            YEAR                                 AMOUNT
            ----                               ----------
            1997.............................. $  699,000
            1998..............................    681,000
            1999..............................    567,000
            2000..............................    435,000
            2001..............................    435,000
            Thereafter........................    581,000
                                               ----------
                                               $3,398,000
                                               ==========

  Rent expense charged to operations was approximately $900,000, $564,000 and $452,000 for the years ended 1996, 1995 and 1994, respectively.

 (b) Capital Leases

  Desktop leases certain equipment under capital leases. Future minimum lease payments under these capital leases as of December 31, 1996 are as follows:

     YEAR                                                               AMOUNT
     ----                                                               -------
     1997.............................................................. $41,146
     1998..............................................................  39,001
     1999..............................................................   7,447
                                                                        -------
     Total minimum lease payments......................................  87,594
     Less--Amount representing interest................................  15,834
                                                                        -------
     Obligations under capital leases..................................  71,760
     Less--Current portion of capital lease obligations................  34,191
                                                                        -------
                                                                        $37,569
                                                                        =======

(6) PREPAID EXPENSES AND DEPOSITS

  Prepaid expenses and deposits in the accompanying consolidated balance sheets consist of the following:

                                                               DECEMBER 31,
                                                           ---------------------
                                                              1996       1995
                                                           ---------- ----------
   Prepaid commissions.................................... $  995,378 $  893,258
   Prepaid royalties......................................    562,446    184,393
   Other..................................................    256,280    106,658
                                                           ---------- ----------
                                                           $1,814,104 $1,184,309
                                                           ========== ==========

(7) ACCRUED EXPENSES

  Accrued expenses in the accompanying consolidated balance sheets consist of the following:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1996       1995
                                                          ---------- ----------
   Payroll and payroll-related........................... $  867,789 $  966,990
   Royalties.............................................    917,086    800,778
   Other.................................................  1,787,323  1,357,988
                                                          ---------- ----------
                                                          $3,572,198 $3,125,756
                                                          ========== ==========

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................    $29,220      $10,735
  Short-term investments.............................     13,157       18,120
  Accounts receivable................................      4,865        4,948
  Prepaid expenses and deposits......................      2,569        1,814
                                                         -------      -------
    Total current assets.............................     49,811       35,617
                                                         -------      -------
  Long-term investments..............................        --         7,928
                                                         -------      -------
  Property and equipment, net........................      5,591        4,640
                                                         -------      -------
  Other assets.......................................        143          142
                                                         -------      -------
    Total assets.....................................    $55,545      $48,327
                                                         =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................    $ 2,149      $   878
  Accrued expenses...................................      6,053        3,572
  Deferred revenue, current..........................     15,122       13,631
  Obligation under capital leases, current...........         34           34
                                                         -------      -------
    Total current liabilities........................     23,358       18,115
                                                         -------      -------
Obligation under capital leases, noncurrent..........         12           38
                                                         -------      -------
Deferred revenue, noncurrent.........................          2          190
                                                         -------      -------
Commitments (Note 3)
Stockholders' equity:
  Common stock.......................................         87           86
  Additional paid-in capital.........................     31,925       31,782
  Retained earnings (deficit)........................        161       (1,884)
                                                         -------      -------
    Total stockholders' equity.......................     32,173       29,984
                                                         -------      -------
    Total liabilities and stockholders' equity.......    $55,545      $48,327
                                                         =======      =======

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          THREE MONTHS ENDED NINE MONTHS ENDED
                                            SEPTEMBER 30,      SEPTEMBER 30,
                                          ------------------------------------
                                            1997      1996     1997     1996
                                          --------- ----------------- --------
Revenues................................. $  10,848 $  8,752 $ 31,313 $ 24,102
                                          --------- -------- -------- --------
Costs and Expenses:
  Cost of revenues.......................     3,424    2,409    9,600    6,519
  Customer support expenses..............     1,372      898    3,852    2,547
  Development expenses...................     1,345    1,024    3,817    3,184
  Sales and marketing expenses...........     3,886    3,199   10,973    8,649
  General and administrative expenses....       583      359    1,560    1,124
                                          --------- -------- -------- --------
    Total costs and expenses.............    10,610    7,889   29,802   22,023
                                          --------- -------- -------- --------
  Income from operations.................       238      863    1,511    2,079
Interest income, net.....................       575      490    1,640    1,370
                                          --------- -------- -------- --------
Income before provision for income tax-
 es......................................       813    1,353    3,151    3,449
Provision for income taxes...............       260      151    1,107      384
                                          --------- -------- -------- --------
  Net income............................. $     553 $  1,202 $  2,044 $  3,065
                                          ========= ======== ======== ========
Net income per common and common equiva-
 lent share.............................. $    0.06 $   0.14 $   0.23 $   0.35
                                          ========= ======== ======== ========
Weighted average number of common and
 common equivalent shares outstanding....     8,792    8,795    8,750    8,811
                                          ========= ======== ======== ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           -------------------
                                                             1997      1996
                                                           --------  ---------
Cash flows from operating activities:
  Net income.............................................. $  2,044  $   3,065
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation..........................................    1,152        664
  Changes in assets and liabilities:
    Accounts receivable...................................       83       (884)
    Prepaid expenses and deposits.........................     (755)      (687)
    Accounts payable......................................    1,271        339
    Accrued expenses......................................    2,481        613
    Deferred revenue......................................    1,303      4,078
                                                           --------  ---------
      Net cash provided by operating activities...........    7,579      7,188
                                                           ========  =========
Cash flows from investing activities:
  (Increase) decrease in investments, net.................   12,891    (15,051)
  Purchases of property and equipment.....................   (2,103)    (2,838)
  Increase in other assets................................      --        (149)
                                                           --------  ---------
      Net cash provided by (used in) investing activi-
       ties...............................................   10,788    (18,038)
                                                           ========  =========
Cash flows from financing activities:
  Proceeds from exercise of stock options.................       81        124
  Proceeds from stock issuance under employee stock pur-
   chase plan.............................................       63        154
  Payments on obligation under capital leases.............      (26)       (22)
                                                           --------  ---------
      Net cash provided by financing activities...........      118        256
                                                           ========  =========
Increase (decrease) in cash and cash equivalents..........   18,485    (10,594)
Cash and cash equivalents, beginning of period............   10,735     19,301
                                                           --------  ---------
Cash and cash equivalents, end of period.................. $ 29,220  $   8,707
                                                           ========  =========
Supplemental disclosure of cash flow information
  Cash paid for income taxes.............................. $    138  $     205
                                                           ========  =========
  Cash paid for interest.................................. $      5  $       4
                                                           ========  =========
Supplemental disclosure of noncash transactions
  Equipment acquired under capital lease obligations...... $    --   $      25
                                                           ========  =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The condensed consolidated financial statements of Desktop presented herein have been prepared pursuant to the rules of the Securities and Exchange Commission for quarterly reports on Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. These financial statements should be read in conjunction with Desktop's consolidated financial statements and notes thereto for the year ended December 31, 1996 contained herein. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position, results of operations and cash flows of Desktop and its subsidiaries. Quarterly operating results are not necessarily indicative of the results which would be expected for the full year.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Desktop and its wholly owned subsidiaries, Desktop Data Canada, Inc. and Desktop Data Securities Corp. All material intercompany accounts and transactions have been eliminated in consolidation.

 Cash Equivalents and Investments

  Cash equivalents consist of highly liquid investments purchased with an original maturity of three months or less. Those securities with maturities of three months to twelve months as of the balance sheet date are classified as short-term investments and securities with maturities of greater than twelve months are classified as long-term investments.

  At September 30, 1997, cash equivalents included approximately $2,258,000 in money market investments and $23,134,000 in U.S. government agency securities. At September 30, 1997, short-term investments included approximately $8,049,000 in U.S. Treasury Notes and $5,108,000 in U.S. government agency securities. As of September 30, 1997, all of Desktop's investments are classified and accounted for as held to maturity.

 Net Income Per Common and Common Equivalent Share

  For the three and nine month periods ended September 30, 1997 and 1996, net income per common and common equivalent share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during that period. Common equivalent shares from stock options have been included in the computation using the treasury-stock method.

  In February 1997, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. SFAS No. 128 specifies revised computational guidelines, presentation and disclosure requirements for earnings per share and supersedes Accounting Principles Board Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. However, upon adoption, SFAS No. 128 requires restatement of all prior period earnings per share information. The difference between earnings per share for the three and nine months ended September 30, 1997 and 1996, calculated in accordance with SFAS No. 128, and net income per common and common equivalent share computed using the existing rules, is not expected to be significant.

                      DESKTOP DATA, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


2. STOCKHOLDERS' EQUITY

  On February 13, 1997, Desktop's Board of Directors authorized the repricing of all stock options previously granted under the 1995 Plan, excluding 105,000 options which were granted to the executive officers of Desktop. The repricing provided for the exercise price of 375,525 options to be reduced to $14.13 per share, the closing price of Desktop's common stock on February 13, 1997. Prior to the repricing, such options had exercise prices ranging from $22.75 to $35.75.

  On June 18, 1997, Desktop's Board of Directors authorized the repricing of 518,075 and 4,203 stock options previously granted under the 1995 Plan and 1989 Plan, respectively. The repricing provided for the exercise price of the total 522,278 options to be reduced to $8.625 per share, the closing price of Desktop's common stock on June 18, 1997. Prior to the repricing, such options had exercise prices ranging from $9.13 to $24.00. No options held by executive officers of Desktop were repriced.

3. COMMITMENTS

  On August 31, 1995 Desktop entered into an operating lease for office facilities which commenced in February 1996 and expires in fiscal 2003. Desktop will pay out a total of approximately $2.3 million in monthly lease payments over the period of the lease. As of September 30, 1997, Desktop has paid a deposit of approximately $150,000 related to the lease.

4. SUBSEQUENT EVENTS

  On November 2, 1997, Desktop entered into an Agreement and Plan of Merger and Reorganization (the "Agreement") with Individual, Inc. ("Individual"), a publicly-held company that develops and markets a suite of customized news and information services that provide knowledge workers with daily personalized current awareness reports. Individual's proprietary systems filter incoming information, prepare for each user a daily news briefing, and deliver its services across a range of delivery platforms, including facsimile, electronic mail, groupware, intranets and the Internet. Under the terms of the Agreement, Desktop will issue one-half ( 1/2) of one share of Common Stock for each outstanding share of Individual common stock (the "Exchange Ratio"). In addition, each outstanding option, warrant or right to purchase Individual common stock pursuant to outstanding warrants or rights to purchase common stock under Individual's various stock option and purchase plans will be assumed by Desktop and will become an option, warrant or right to purchase Desktop's common stock after giving effect to the Exchange Ratio. Consummation of the merger contemplated by the Agreement is conditioned upon the affirmative vote of both companies' stockholders, among other conditions.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of Individual, Inc.

  We have audited the accompanying consolidated balance sheets of Individual, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Individual, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Boston, Massachusetts
February 15, 1997, except for Note 2 for which the date is November 20, 1997.

                                INDIVIDUAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31,
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
ASSETS
Current assets:
  Cash and cash equivalents........................ $ 22,117,834  $ 17,920,924
  Investments in marketable securities.............    8,448,306           --
  Accounts receivable, net.........................   11,950,638     6,154,287
  Deferred income taxes............................       35,000           --
  Prepaid expenses.................................      562,063       165,420
                                                    ------------  ------------
    Total current assets...........................   43,113,841    24,240,631
Property and equipment, net........................    4,333,580     3,032,811
Other assets, net..................................      952,388       504,243
                                                    ------------  ------------
    Total assets................................... $ 48,399,809  $ 27,777,685
                                                    ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable................................. $  4,894,036  $  2,163,384
  Accrued royalties................................    1,610,829       582,929
  Accrued expenses.................................    3,955,481     1,434,726
  Deferred revenue.................................   14,694,856     9,629,156
  Equipment financing loans and notes payable......    1,074,055       776,084
                                                    ------------  ------------
    Total current liabilities......................   26,229,257    14,586,279
Senior subordinated notes..........................          --     10,000,000
Other long term liabilities........................    1,540,375       985,738
Commitments and contingencies (note 13)
Redeemable preferred stock.........................          --     23,999,013
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value.................          --          6,113
  Common stock, $0.01 par value....................      157,225        29,706
  Additional paid in capital.......................   89,902,258     3,099,150
  Cumulative dividends on redeemable preferred
   stock...........................................          --     (6,234,366)
  Cumulative translation adjustment................       70,149         5,111
  Unrealized gains on marketable securities........      125,475           --
  Accumulated deficit..............................  (69,594,253)  (18,693,974)
  Less 32,865 and 157,500 shares held in treasury
   (at cost) in 1996 and 1995, respectively........      (30,677)       (5,085)
                                                    ------------  ------------
    Total stockholders' equity (deficit)...........   20,630,177   (21,793,345)
                                                    ------------  ------------
Total liabilities and stockholders' equity
 (deficit)......................................... $ 48,399,809  $ 27,777,685
                                                    ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                                INDIVIDUAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                    FOR THE FISCAL YEAR ENDED DECEMBER 31,
                                    -----------------------------------------
                                        1996           1995          1994
                                    -------------  ------------  ------------
Revenue............................ $  28,058,685  $ 18,936,379  $ 10,111,191
Cost of revenue....................    13,174,571     8,611,735     4,331,559
                                    -------------  ------------  ------------
Gross margin.......................    14,884,114    10,324,644     5,779,632
Operating expenses:
  Sales and marketing..............     6,540,790     3,270,328     1,403,672
  New subscriber acquisition.......     9,030,375     7,387,187     5,953,139
  Product development..............     5,038,162     2,739,819     1,275,198
  General and administrative.......     5,529,105     3,057,575     1,267,298
  Mergers, dispositions and other
   charges.........................    39,422,186           --            --
                                    -------------  ------------  ------------
    Total operating expenses.......    65,560,618    16,454,909     9,899,307
                                    -------------  ------------  ------------
Loss from operations...............   (50,676,504)   (6,130,265)   (4,119,675)
Interest income and other, net.....      (223,775)     (243,994)     (113,850)
                                    -------------  ------------  ------------
Net loss........................... $ (50,900,279) $ (6,374,259) $ (4,233,525)
                                    =============  ============  ============
Supplemental net loss per common
 share............................. $       (3.65) $      (0.60) $      (0.40)
                                    =============  ============  ============
Supplemental weighted average
 common shares outstanding.........    13,941,628    10,719,313    10,706,450
                                    =============  ============  ============

                               INDIVIDUAL, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
             FOR THE YEAR ENDED DECEMBER 31, 1994, 1995, AND 1996

                      PREFERRED             COMMON
                        STOCK                STOCK                                  CUMULATIVE    UNREALIZED
                  ------------------  ------------------- ADDITIONAL  CUMULATIVE   DIVIDENDS ON    GAINS ON
                  NUMBER OF    PAR    NUMBER OF    PAR      PAID-IN   TRANSLATION   REDEEMABLE    MARKETABLE ACCUMULATED
                   SHARES     VALUE     SHARES    VALUE     CAPITAL   ADJUSTMENT  PREFERRED STOCK SECURITIES   DEFICIT
                  ---------  -------  ---------- -------- ----------- ----------- --------------- ---------- ------------
BALANCE AT
DECEMBER 31,
1993............   611,335   $ 6,113   2,920,164 $ 29,202 $ 3,088,545       --      $(3,105,264)        --   $ (8,086,190)
Exercise of
options.........       --        --        3,277       33         457       --              --          --            --
Accretion of
redeemable to
preferred stock
dividends ......       --        --          --       --          --        --       (1,486,880)        --            --
Net loss........       --        --          --       --          --        --              --          --     (4,233,525)
                  --------   -------  ---------- -------- -----------   -------     -----------    --------  ------------
BALANCE AT
DECEMBER 31,
1994............   611,335     6,113   2,923,441   29,235   3,089,002       --       (4,592,144)        --    (12,319,715)
Exercise of
options.........       --        --       47,094      471      10,148       --              --          --            --
Accretion of
redeemable
preferred stock
dividends.......       --        --          --       --          --        --       (1,642,222)        --            --
Cumulative
translation
adjustments.....       --        --          --       --          --    $ 5,111             --          --            --
Net loss........       --        --          --       --          --        --              --          --     (6,374,259)
                  --------   -------  ---------- -------- -----------   -------     -----------    --------  ------------
BALANCE AT
DECEMBER 31,
1995............   611,335     6,113   2,970,535   29,706   3,099,150     5,111      (6,234,366)        --    (18,693,974)
Conversion of
all redeemable
preferred stock
to common
stock...........  (611,335)   (6,113)  7,625,210   76,252  17,694,508       --        6,234,366         --            --
Net proceeds
from IPO and
exercise of
over-allotment
option..........       --        --    2,675,000   26,750  33,782,487       --              --          --            --
Stock issued in
acquisition of
FreeLoader......       --        --    1,514,314   15,143  33,965,942       --              --          --            --
Exercise of
options,
warrants, ESPP
and common
stock...........       --        --      937,439    9,374     959,990       --              --          --            --
Employee stock
reorganization..       --        --          --       --      400,181       --              --          --            --
Cumulative
translation
adjustment......       --        --          --       --          --     65,038             --          --            --
Unrealized gains
on marketable
securities......       --        --          --       --          --        --              --     $125,475           --
Net loss........       --        --          --       --          --        --              --          --    (50,900,279)
                  --------   -------  ---------- -------- -----------   -------     -----------    --------  ------------
BALANCE AT
DECEMBER 31,
1996............       --        --   15,722,498 $157,225 $89,902,258   $70,149             --     $125,475  $(69,594,253)
                  ========   =======  ========== ======== ===========   =======     ===========    ========  ============
                    TREASURY STOCK
                  --------------------      TOTAL
                  NUMBER OF             STOCKHOLDER'S
                   SHARES      COST    EQUITY (DEFICIT)
                  ---------- --------- ----------------
BALANCE AT
DECEMBER 31,
1993............   157,500   $ (5,085)   $ (8,072,679)
Exercise of
options.........       --         --              490
Accretion of
redeemable to
preferred stock
dividends ......       --         --       (1,486,880)
Net loss........       --         --       (4,233,525)
                  ---------- --------- ----------------
BALANCE AT
DECEMBER 31,
1994............   157,500     (5,085)    (13,792,594)
Exercise of
options.........       --         --           10,619
Accretion of
redeemable
preferred stock
dividends.......       --         --       (1,642,222)
Cumulative
translation
adjustments.....       --         --            5,111
Net loss........       --         --       (6,374,259)
                  ---------- --------- ----------------
BALANCE AT
DECEMBER 31,
1995............   157,500     (5,085)    (21,793,345)
Conversion of
all redeemable
preferred stock
to common
stock...........       --         --       23,999,013
Net proceeds
from IPO and
exercise of
over-allotment
option..........       --         --       33,809,237
Stock issued in
acquisition of
FreeLoader......       --         --       33,981,085
Exercise of
options,
warrants, ESPP
and common
stock...........  (124,635)   (25,592)        943,772
Employee stock
reorganization..       --         --          400,181
Cumulative
translation
adjustment......       --         --           65,038
Unrealized gains
on marketable
securities......       --         --          125,475
Net loss........       --         --      (50,900,279)
                  ---------- --------- ----------------
BALANCE AT
DECEMBER 31,
1996............    32,865   $(30,677)   $ 20,630,177
                  ========== ========= ================

                                INDIVIDUAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           FOR THE YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                             1996         1995         1994
                                         ------------  -----------  -----------
Cash flows from operating activities:
Net loss...............................  $(50,900,279) $(6,374,259) $(4,233,525)
  Adjustments to reconcile net loss to
   net cash used in operating
   activities:
  Depreciation and amortization........     2,034,404      777,661      414,915
  Gain on sale of BookWire business....      (766,207)         --           --
  Loss on disposal of property and
   equipment...........................        27,198       29,857       32,090
  Provision for doubtful accounts......       197,621       24,382       33,678
  Compensation recognized under
   employee stock plans................       400,181          --           --
  Loss on joint venture................     1,883,417          --           --
  Purchased incomplete technology......    35,563,750          --           --
  Changes in operating assets and
   liabilities:                                                             --
   Increase in accounts receivable.....    (5,060,858)  (2,175,567)  (2,014,281)
   Increase in prepaid expenses........      (310,269)    (104,004)      (2,253)
   Decrease (Increase) in other
    assets.............................        26,056      (14,505)      (9,658)
   Increase in accounts payable and
    accrued expenses...................     3,109,810    2,752,147      661,220
   Increase in other long term
    liabilities........................       500,003          --           --
   Increase in deferred revenue........     4,523,891    2,666,728    3,404,565
                                         ------------  -----------  -----------
Net cash used in operating activities
 ......................................    (8,771,282)  (2,417,560)  (1,713,249)
                                         ------------  -----------  -----------
Cash flows from investing activities:
  Additions to property and equipment..    (2,454,075)  (1,821,242)  (1,438,743)
  Investment in joint venture..........    (1,883,417)         --           --
  Cash acquired from/(paid for)
   acquisition.........................       928,354     (178,817)         --
  Investments in marketable
   securities..........................   (11,287,450)         --           --
  Maturity of marketable securities....     3,000,000    1,000,000          --
                                         ------------  -----------  -----------
Net cash used in investing activities
 ......................................   (11,696,588)  (1,000,059)  (1,438,743)
                                         ------------  -----------  -----------
Cash flows from financing activities:
  Principal repayments under lease
   obligations.........................      (345,133)     822,873      383,042
  Proceeds from issuance of common and
   preferred stock, net of related
   expenses............................    34,953,984   10,121,890          490
  Deferred financing costs.............        (9,109)    (330,535)         --
  (Payment) issuance of senior
   subordinated notes..................   (10,000,000)  10,000,000          --
                                         ------------  -----------  -----------
Net cash provided by financing
 activities............................    24,599,742   20,614,228      383,532
                                         ------------  -----------  -----------
Effect of exchange rate on cash........        65,038        5,111          --
Net increase (decrease) in cash and
 cash equivalents......................     4,196,910   17,201,720   (2,768,460)
Cash and cash equivalents at the
 beginning of period...................    17,920,924      719,204    3,487,664
                                         ------------  -----------  -----------
Cash and cash equivalents at the end of
 period................................  $ 22,117,834  $17,920,924  $   719,204
                                         ============  ===========  ===========
Supplemental cash flow information:
  Interest paid........................  $    811,478  $   170,853  $    92,315
                                         ============  ===========  ===========
  Income taxes.........................  $    149,000  $    12,000  $    12,000
                                         ============  ===========  ===========
Non cash transactions:
  Equipment acquired under capital
   lease obligation....................  $     22,859          --           --
                                         ============  ===========  ===========
  Conversion of redeemable preferred
   stock to common stock...............  $ 23,999,013          --           --
                                         ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                       INDIVIDUAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF THE BUSINESS

  Individual, Inc. ("Individual") develops and markets a suite of customized information services that provide knowledge workers with daily personalized current awareness reports, while offering information providers and advertisers new ways to reach targeted audiences. Individual's proprietary systems filter incoming information, prepare for each user a highly relevant daily news briefing, and deliver its services across a range of delivery platforms, including facsimile, electronic mail, groupware, intranets, and the Internet. The financial statements have been restated to include the financial results of ClariNet Communications Corp. ("ClariNet") acquired in June 1997 and accounted for as a pooling of interests. ClariNet is the publisher of ClariNews, a business news service for Internet subscribers worldwide, primarily sold to Internet Service Providers, corporations, and universities.

2. BASIS OF PRESENTATION

  These consolidated financial statements and related footnotes of Individual have been prepared to give retroactive effect to the merger with ClariNet on June 13, 1997 (Note 5) for all periods presented.

3. SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  Individual's services are sold on a subscription basis which may vary in term from one month to a year. A subscription contract entitles the customer to a specified level of service for the subscription period. Proceeds from subscriptions are deferred at the time of sale and revenue is recognized ratably over the term of the subscription period. Revenue for story fulfillments in excess of the specified level of service is recognized as the stories are provided. Advertising revenue is recognized ratably over the advertising period.

 Basis of Consolidation

  The consolidated financial statements include the accounts of Individual and all majority-owned subsidiaries. All significant intercompany accounts have been eliminated.

 Subscriber Acquisition Costs

  New subscriber acquisition costs, which are expensed as incurred, relate directly to new customer solicitations and include Individual's direct costs of acquiring new customers, including the cost of providing trial subscriptions free of charge. Costs associated with renewal of current customers are included in sales and marketing and are expensed as incurred.

 Product Development

  Costs incurred in the plan, design or improvement of new or existing systems which support content and delivery of Individual's services are expensed as incurred and are included in product development. Such costs include the conceptual formulation, testing of alternatives, and development of working models. Development costs incurred subsequent to the establishment of technological feasibility, which would be eligible for capitalization, have been insignificant.

                       INDIVIDUAL, INC. AND SUBSIDIARIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates and assumptions in these financial statements relate to, among other items, valuation of deferred tax assets, the allowance for doubtful accounts and accrued liabilities.

 Long-Lived Assets

  The Company adopted Financial Accounting Statement No. 121 "Accounting for Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) in 1995. SFAS 121 requires that long-lived assets be reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of long-lived assets at each reporting period based on the undiscontinued projected cash flows of the related asset. Should there be an impairment, the cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time.

 Reclassification of Amounts

  Certain amounts in the financial statements for the year ended December 31, 1995 have been reclassified to conform to the presentation for the year ended December 31, 1996.

 Cash and Cash Equivalents

  At December 31, 1996, cash and cash equivalents included $7,795,662 in commercial paper, $2,285,061 in money market investments, $10,334,539 in U.S. Government Agency securities, and $1,702,572 cash on deposit. At December 31, 1995, cash and cash equivalents included cash on deposit and investments in money market type mutual funds. Individual considers investments with maturities of 90 days or less at the time of acquisition or money market type investments to be cash equivalents. Presently, Individual carries all cash equivalents at cost, which approximates fair value. Individual is party to a letter of credit totaling $207,000 at December 31, 1996, for which various short term investments are held as collateral. In Individual's past experience, no claims have been made against this financial instrument. Management does not expect any material losses to result from this letter of credit because performance is not expected to be required.

 Marketable Securities

  Individual held $8,448,306 in U.S. Government Agency securities classified as marketable securities. $2,333,965 mature in one year, and $6,114,341 mature within five years. Individual accounts for investments in marketable securities using the provisions of Financial Accounting Standard Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." All marketable securities are classified as available-for-sale and are carried at fair value. Individual may use the proceeds from the sale of marketable securities for general working capital requirements. Unrealized holding gains of $125,475 are carried as a separate component of stockholders' equity. No marketable securities have been sold in 1996, and therefore no gains or losses on the sale of marketable securities have been recognized.

 Risks and Uncertainties

  Financial instruments which potentially subject Individual to concentrations of credit risk consist principally of money market funds and accounts receivable. Individual maintains substantially all of its money market funds

                       INDIVIDUAL, INC. AND SUBSIDIARIES
with one registered investment company. Individual believes the credit risk associated with accounts receivable is minimal due to the number of customers and their dispersion over different industries and geographical locations. Individual's foreign operations were not material to Individual's consolidated financial position or results of operations.

 Supplemental Net Loss Per Common Share

  The supplemental net loss per common share is computed based upon the weighted average number of common shares outstanding. Common equivalent shares are not included in the per share calculations since the effect of their inclusion would be antidilutive. Common equivalent shares result from the assumed exercise of outstanding stock options and warrants. The computation of supplemental earnings per share gives effect to the conversion of all shares of Series B, C, D, E and G Redeemable Preferred Stock and Series A and F Preferred Stock and does not include the dividends on Redeemable Preferred Stock as an increase in net loss. Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the IPO price of $14.00 per share during the twelve months immediately preceding the date of the initial filing of the Registration Statement in connection with the IPO have been included in the calculation of common shares and common share equivalents, using the treasury stock method, as if they were outstanding for all periods prior to the IPO. Presentation herein is consistent with the pro forma calculations included in Individual's Registration Statement on Form S-1 (No. 333-00792) filed on January 31, 1996, as amended, and the Registration Statement on Form S-1 (No. 333-8511) filed on September 9, 1996, as amended, except for the impact of shares issued in the merger with ClariNet, accounted for as a pooling of interests and therefore showing the shares as being issued for all periods presented.

 Historical Net Loss Per Common Share

  Net loss per common share on a historical basis is computed in the same manner as supplemental net loss per common share, except that Series B, C, D, E and G Redeemable Preferred Stock and Series A and F Preferred Stock are not assumed to be converted prior to the IPO. In the computation of net loss per common share, accretion of redeemable preferred stock dividend amounts is included as an increase to net loss attributable to common stockholders. Net loss per common share on a historical basis is calculated as follows:

                                               FOR THE YEAR ENDED,
                                       --------------------------------------
                                           1996         1995         1994
                                       ------------  -----------  -----------
   Net loss........................... $(50,900,279) $(6,374,259) $(4,233,525)
   Accretion of dividends on
    redeemable preferred stock........     (462,706)  (1,642,222)  (1,486,880)
                                       ------------  -----------  -----------
   Net loss to common stockholders.... $(51,362,985) $(8,016,481) $(5,720,405)
                                       ============  ===========  ===========
   Net loss per common share.......... $      (4.25) $     (2.59) $     (1.86)
                                       ============  ===========  ===========
   Weighted average number of common
    and common equivalent shares
    outstanding.......................   12,097,051    3,094,103    3,081,240
                                       ============  ===========  ===========

  Fully diluted net loss per common share is the same as primary net loss per common share.

 Property and Equipment

  Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Expenditures for maintenance and repairs are charged to operations and are expensed as incurred. Furniture and fixtures are depreciated over seven years. In 1996, Individual changed the period over

                       INDIVIDUAL, INC. AND SUBSIDIARIES
which equipment, which is primarily comprised of computer hardware and software, is depreciated from five years to three years. Management believes that three years more closely approximates the actual useful life of the equipment. The change in estimate resulted in an increase in depreciation expense of $480,569, which has been reflected in the accompanying financial statements as of and for the year ended December 31, 1996.

  Individual leases certain equipment, furniture and fixtures. The present value of lease payments for property and equipment leases meeting the requirements for capitalization are included as capitalized leased assets and are amortized on a straight-line basis over the shorter of the equipment's useful life or the term of the leases.

  Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the determination of net income.

 Goodwill

  Goodwill is being amortized using the straight-line method over 2 years. Individual evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the assigned goodwill or rendered the goodwill not recoverable.

 Income Taxes

  Individual follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

 Accounts receivable

  Accounts receivable are presented net of allowance for doubtful accounts which were $300,111 and $85,251 as of December 31, 1996 and 1995 respectively.

4. INITIAL PUBLIC OFFERING

  On March 20, 1996, Individual completed an initial public offering (the "IPO") of 2,500,000 shares of Common Stock at $14.00 per share, of which 2,300,000 shares were sold by Individual and 200,000 shares were sold by selling stockholders. The proceeds to Individual, net of underwriting discounts, commissions and offering expenses were approximately $29,000,000. In April 1996, the Underwriters exercised their over-allotment option to purchase an additional 375,000 shares of Common Stock from Individual, for net proceeds of approximately $4,900,000.

  Upon the closing of the IPO, all series of Preferred Stock were converted into an aggregate of 7,625,210 shares of Common Stock. Upon conversion of the Preferred Stock to Common Stock, all cumulative dividends associated with the Redeemable Preferred Stock expired and were no longer payable.

5. MERGERS, DISPOSITION, AND OTHER CHARGES

  On June 28, 1996, Individual completed the acquisition of FreeLoader, Inc. ("FreeLoader") by a subsidiary merger pursuant to the terms of the Agreement and Plan of Reorganization dated as of May 30, 1996 among

                       INDIVIDUAL, INC. AND SUBSIDIARIES

Individual, FL Merger Corp., a wholly-owned subsidiary of Individual, FreeLoader, and certain stockholders of FreeLoader. As a result of the FreeLoader merger, FreeLoader became a wholly-owned subsidiary of Individual.

  Pursuant to the FreeLoader merger agreement, Individual issued approximately 1,874,489 shares of its Common Stock to the stockholders of FreeLoader as consideration for the merger (including up to 360,180 shares of Common Stock reserved for issuance upon exercise of outstanding FreeLoader stock options assumed by Individual in the merger). The aggregate estimated purchase price of approximately $36,000,000 was based on the fair market value of Individual Common Stock and options and includes estimated accrued transaction costs of approximately $950,000 and the net identifiable liabilities assumed of approximately $633,000. The transaction was accounted for as a purchase. Approximately $35,600,000 of the purchase price has been allocated to purchased technology. This charge for purchased technology, determined to be in-process, in addition to all operating expenses of FreeLoader of approximately $2.6 million, predominantly product development expenses, are reflected in mergers, acquisitions, dispositions and other charges. It was determined that this purchased research and development had no alternative future uses. The value of the purchase technology was derived at the time of purchase using the net present value of estimated future free cash flows to be generated by the resulting technology when completed. Under the merger agreement, Individual is required to pay a balloon payment of $2,000,000, payable upon the successful completion of three years of employment with Individual. Individual has been accruing this charge ratably over the three year period. Individual has also guaranteed the value of certain shares issued to the two founders in the transaction, which will be measured during the period January 1, 1997 through May 31, 1997. If the fair value of the stock is less than the guaranteed value, then Individual will pay out the difference in cash. At December 31, 1996, the fair value of stock is approximately $3,300,000 below the guaranteed price. Any payments, if made, would be reflected as a reduction to shareholder's equity.

  The following condensed pro forma results of operations for the twelve months ended December 31, 1996 have been presented to disclose the acquisition of FreeLoader as if it had occurred as of the beginning of fiscal year 1996. The computation of pro forma net loss per common share assumes the 1,514,309 shares issued in the acquisition of FreeLoader to be outstanding from January 1, 1996. The computation also gives effect to the conversion of all shares of Series B, C, D, E, and G redeemable preferred stock and Series A and F preferred stock as of January 1, 1996, and excludes the dividends on redeemable preferred stock as an increase to net loss. In addition, the one time charge of $35,600,000 for the purchase of incomplete technology has been included in the net loss computation. The condensed pro forma results of operations for the corresponding period of the prior year are insignificant.

                                                              DECEMBER 31, 1996
                                                                  PRO FORMA
                                                              -----------------
     Revenue.................................................   $ 28,058,685
                                                                ============
     Net loss................................................    (54,537,115)
                                                                ============
     Pro forma net loss per common share.....................   $      (3.76)
                                                                ============
     Pro forma weighted average common shares outstanding....     14,518,330
                                                                ============

  On February 6, 1997, Individual announced that it is planning to sell Freeloader or seek a majority investor.

  Individual sold its BookWire business on November 1, 1996 for approximately $1,000,000 in cash. The sale resulted in a pretax gain of $766,000. The results of BookWire were not significant to the consolidated results of Individual in 1996.

                       INDIVIDUAL, INC. AND SUBSIDIARIES

  On October 17, 1996, Individual acquired certain assets and liabilities of the Hoover Business Intelligence Services unit from the Information Access Company (IAC), a unit of The Thomson Corporation (Toronto, Canada). Hoover is an intelligent software agent that provides real-time and archival electronic news and information services. The acquisition, financed through cash and installment payments, was accounted for as a purchase. The purchase price was $1,650,000, including $500,000 in acquisition related costs, of which $1,085,000 was paid in cash, and $565,000 in notes payable over 36 months. Approximately $672,000 of the purchase price has been allocated to the net identifiable assets acquired, and approximately $978,000 of the purchase price has been allocated to goodwill. Goodwill is being amortized over a period of two years. At December 31, 1996, goodwill was $814,880, net of accumulated amortization of $163,000, which was included in mergers, acquisitions, dispositions and other charges.

  In June 1997, Individual completed the acquisition of ClariNet Communications Corp. ("ClariNet") through a subsidiary merger, whereby a wholly-owned subsidiary of Individual was merged with and into ClariNet, with ClariNet continuing as the surviving corporation and a wholly-owned subsidiary of Individual. ClariNet publishes a global electronic newspaper on the Internet called ClariNews, which is distributed through internet service providers and to corporations, educational institutions and individual subscribers. Under the terms of the ClariNet merger agreement, each share of ClariNet Communications Corp. Common Stock was exchanged for 0.21954874 shares of Individual Common Stock. Approximately 1,475,000 shares of Individual Common Stock were issued in exchange for all of the outstanding Common Stock of ClariNet (including approximately 138,512 shares of Individual Common Stock reserved for issuance upon exercise of outstanding ClariNet stock options assumed by Individual in the merger). The transaction was accounted for as a pooling of interests and therefore, all prior period financial statements presented herein have been restated as if the merger took place at the beginning of such periods.

  Separate results of operations for the periods prior to the merger with ClariNet are as follows:

                                        FOR THE FISCAL YEAR ENDED DECEMBER
                                                       31,
                                       --------------------------------------
                                           1996         1995         1994
                                       ------------  -----------  -----------
                                        PRO FORMA     PRO FORMA    PRO FORMA
   Net Sales
     Individual....................... $ 24,144,780  $16,732,749  $ 9,126,641
     ClariNet.........................    3,913,905    2,203,630      984,550
                                       ------------  -----------  -----------
   Combined........................... $ 28,058,685  $18,936,379  $10,111,191
                                       ============  ===========  ===========
   Net Income (loss)
     Individual....................... $(51,017,359) $(6,442,808) $(4,255,902)
     ClariNet.........................      117,080       68,549       22,375
                                       ------------  -----------  -----------
   Combined........................... $(50,900,279) $(6,374,259) $(4,233,527)
                                       ============  ===========  ===========
   Other changes in shareholders'
    equity (deficit)
     Individual....................... $ 93,292,364  $(1,626,492) $(1,486,390)
     ClariNet.........................       31,437          --           --
                                       ------------  -----------  -----------
   Combined........................... $ 93,323,801  $(1,626,492) $(1,486,390)
                                       ============  ===========  ===========

6. JOINT VENTURE

  On May 31, 1996 Individual acquired for approximately $1,883,000 in cash 44% of the shares of NewsWatch, Inc. ("NewsWatch"), a joint venture established by Individual, Toshiba Corporation and Mitsui & Co. Ltd. The joint venture was established to provide customized electronic information services in Japan. The

                       INDIVIDUAL, INC. AND SUBSIDIARIES
investment is being accounted for using the equity method of accounting. Individual's share of undistributed losses of NewsWatch is included in interest income and other, net. Individual's investment in the joint venture has been reduced to zero as of December 31, 1996.

  Individual has entered into certain software and know-how license agreements with the joint venture in exchange for an initial lump sum royalty payment to Individual of approximately $1,032,000 net of intercompany profits, received in May 1996, and continuing royalties based on revenue of the joint venture over a twenty-year period.

7. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following at December 31:

                                                          1996         1995
                                                       -----------  -----------
   Equipment.......................................... $ 5,453,066  $ 2,912,807
   Furniture and fixtures.............................     743,690      612,086
   Leased equipment...................................     708,700      639,577
                                                       -----------  -----------
                                                         6,905,456    4,164,470
   Accumulated depreciation...........................  (2,571,876)  (1,131,659)
                                                       -----------  -----------
                                                       $ 4,333,580  $ 3,032,811
                                                       ===========  ===========

  Depreciation and amortization expense amounted to $2,034,404, $777,661, and $414,915 for the years ended December 31, 1996, 1995, and 1994, respectively. Accumulated amortization on capital leases, net of disposals, amounted to $397,256, and $444,493 as of December 31, 1996 and 1995 respectively.

8. FEDERAL AND STATE INCOME TAXES

  Due principally to operating losses from inception, Individual has not incurred any income tax expense.

  Individual's deferred income taxes as of December 31, were as follows:

                                              1996         1995        1994
                                           -----------  ----------  ----------
   Deferred income tax assets:
     Research tax credits................. $   200,000  $  200,000  $  115,000
     Net loss carryforwards...............  13,881,440   7,051,322   4,664,400
     Other................................      86,778     153,574     131,197
                                           -----------  ----------  ----------
       Total deferred income tax assets...  14,168,218   7,404,896   4,910,597
   Deferred income tax liabilities........     368,711     330,502     131,498
   Valuation allowance.................... (13,764,507) (7,074,394) (4,779,099)
                                           -----------  ----------  ----------
   Net deferred income tax assets......... $    35,000  $      --   $      --
                                           ===========  ==========  ==========

  Losses generated from the acquisition of incomplete technology of $35,600,000 are not deductible for tax purposes and accordingly are not included in the deferred tax asset.

  A valuation reserve against net deferred assets has been established based upon weighted available evidence that it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance has been recognized due to the uncertainty of realizing the future benefit from net deferred tax assets.

  Deferred tax assets result from net operating loss carryforwards and estimated future tax effects attributable to differences between tax and financial reporting bases of certain assets and liabilities, including certain accruals, reserves, and fixed assets.

                       INDIVIDUAL, INC. AND SUBSIDIARIES

  For federal income tax purposes, as of December 31, 1996, Individual has regular tax net operating loss carryforwards of $32,000,000, which may be used to offset future taxable income. The utilization of the net operating loss carryforwards and credit carryforwards for income tax purposes may be restricted due to limitations which arise because of a change of ownership. These net operating losses expire beginning in 2004.

9. COMMON STOCK

  During 1996, the stockholders authorized an increase in the number of authorized shares of Common Stock from 12,500,000 to 25,000,000. Common stockholders are entitled to one vote for each share held.

  At December 31, 1996, Individual has reserved shares of Common Stock as follows:

   Exercise of Common Stock warrants.................................. 2,174,528
   Options under stock option plans (see Note 13)..................... 6,368,893
                                                                       ---------
                                                                       8,543,421
                                                                       =========

10. REDEEMABLE PREFERRED STOCK:

  At December 31, 1995, Redeemable Preferred stock consisted of the following:

                                                                                      AGGREGATE
                                                        SHARES ISSUED AND CUMULATIVE LIQUIDATION
   SERIES                   PAR VALUE SHARES AUTHORIZED    OUTSTANDING    DIVIDENDS  PREFERENCE
   ------                   --------- ----------------- ----------------- ---------- -----------
   B.......................   $.01          866,003           866,003     $  986,273 $ 2,025,477
   C.......................    .01        1,436,804         1,422,221      2,534,750   5,094,748
   D.......................    .01          226,666           222,222        381,368     881,368
   E.......................    .01        1,240,000         1,159,677      2,176,633   5,771,632
   G.......................    .01        1,050,000           700,000        155,342  10,655,342
                                                                          ---------- -----------
                                                                           6,234,366  24,428,567
   Less: Unamortized Issu-
    ance Costs.............                                                      --     (429,554)
                                                                          ---------- -----------
                                                                          $6,234,366 $23,999,013
                                                                          ========== ===========

  Each share of Series B, C, D, E, and G Redeemable Preferred Stock was convertible into 1.5 shares of Common Stock, all at the option of the stockholder. All series of Preferred Stock were converted into an aggregate of 7,625,210 shares of Common Stock upon the closing of the IPO (see note 3). Series G Redeemable Preferred was issued in 1995, and all other Series were issued prior to 1994.

11. PREFERRED STOCK:

  At December 31, 1995, Preferred Stock consisted of the following:

                                            SHARES    SHARES ISSUED  LIQUIDATION
   SERIES                                 AUTHORIZED AND OUTSTANDING PREFERENCE
   ------                                 ---------- --------------- -----------
   A.....................................   16,335        11,335     $   68,010
   F.....................................  700,000       600,000     $3,000,000

  Each share of Series A and F Preferred Stock was convertible into 15 and 1.5 shares, respectively, of Common Stock. All series of Preferred Stock were converted into an aggregate of 7,625,210 shares of Common Stock upon the closing of the IPO (see note 3).

                       INDIVIDUAL, INC. AND SUBSIDIARIES

12. COMMON STOCK PURCHASE WARRANTS

  Common Stock Purchase Warrants outstanding at December 31, 1996 were as follows:

                                                         NUMBER OF    WARRANT
                                                          SHARES     PRICE PER
                                     NUMBER OF WARRANTS EXERCISABLE    SHARE
                                     ------------------ ----------- ------------
   Common Stock.....................     2,174,528       2,174,528  $3.33-$12.00

  The warrants to purchase shares of Common Stock issued principally to employees in 1989, and 1991, generally expire in ten years, or sooner under certain conditions, and were granted at an exercise price in excess of the fair value of the Common Stock as determined by the Board of Directors. The aggregate exercise price of the outstanding Common Stock warrants is $18,903,694.

13. EMPLOYEE BENEFIT PLANS

 Stock Compensation Plans

  At December 31, 1996, Individual had six stock-based compensation plans, which are described below. In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 is effective for periods beginning after December 15, 1995 and requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. Individual adopted the disclosure provisions of SFAS 123 in 1996 and has applied APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock options plans under FAS 123. Had compensation cost for Individual's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, Individual's net loss and earnings per share for the years ended December 31, 1996 and 1995 would have been increased to the pro forma amounts indicated below:

                                                          1996         1995
                                                      ------------  -----------
   Net Loss.............................. As reported $(50,900,357) $(6,374,259)
                                                      ------------  -----------
                                          Pro forma   $(53,404,321) $(6,726,950)
                                                      ------------  -----------
   Net loss per share.................... As reported       $(3.65)       $(.60)
                                                      ------------  -----------
                                          Pro forma         $(3.83)       $(.63)
                                                      ------------  -----------

  The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

  The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of 4 years, expected volatility of 80% for post IPO grants, and no volatility (minimum value method) for pre IPO grants, and a risk free interest rate of 6.33% and 6.12% for 1996 and 1995 respectively.

  During 1996, Individual recognized expense of approximately $400,000 for stock-based compensation.

 Stock Option Plans

  Individual has six fixed option plans which are administered by the Board of Directors. During 1996, the Board of Directors approved an increase in the number of authorized shares under the Amended and Restated

                       INDIVIDUAL, INC. AND SUBSIDIARIES

1989 Stock Option Plan to 5,000,000 shares of Common Stock of which 1,500,000 shares is subject to ratification by the stockholders at the next Annual Stockholders Meeting. The 1996 Employee Stock Purchase Plan provides for the issuance of a maximum of 500,000 shares of Common Stock. The 1996 Non-Employee Director Stock Option Plan provides for the grant of options to purchase a maximum of 500,000 shares of Common Stock. Individual had 230,381 shares issued and outstanding under the Amended and Restated 1996 Stock Plan, which was assumed by Individual pursuant to the FreeLoader acquisition, and no additional options will be issued under this FreeLoader stock option plan. Individual had 138,512 shares issued and outstanding under the ClariNet stock option plans, which were assumed by Individual pursuant to the ClariNet acquisition, and no additional options will be issued under the ClariNet stock option plans.

  As of December 31, 1996, all stock options have been granted with an exercise price equivalent to, or in excess of, the fair value of the common stock as quoted on NASDAQ. In no event shall the aggregate fair market value of common stock underlying ISOs granted to any employee, which are exercisable for the first time by such employee during any calendar year, exceed $100,000. Stock options become exercisable in varying installments as determined by the Board of Directors at the time of grant. Options expire at various dates not to exceed 10 years from date of grant.

  A summary of the status of Individual's stock option plans as of December 31, 1996, 1995, and 1994 and changes during the years ending on those dates is presented below (shares in thousands):

                                    1996                1995                1994
                                 WTD. AVG.           WTD. AVG.           WTD. AVG.
                             ------------------- ------------------- -------------------
                             SHARES  EXER. PRICE SHARES  EXER. PRICE SHARES  EXER. PRICE
                             ------  ----------- ------  ----------- ------  -----------
   Outstanding at beginning
    of year................  2,435      $3.66    1,417      $2.23      663      $.19
   Granted.................  2,776       7.30    1,113       5.38      772      1.91
   Exercised...............   (850)       .26      (47)       .23       (3)      .15
   Canceled................   (930)      8.36      (48)       .41      (15)      .37
   Outstanding at end of
    year...................  3,431       4.76    2,435       3.66    1,417      2.23
                             =====               =====               =====
   Options exercisable at
    year end...............    751               1,039                 498
                             =====               =====               =====
   Weighted average fair
    value of options
    granted during the
    year...................             $4.58               $4.93
                                        =====               =====

  The following table summarizes information about stock options outstanding at December, 31, 1996:

                                    OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                             --------------------------------- ---------------------
                                          WTD. AVG.  WTD. AVG.   NUMBER    WTD. AVG.
      RANGE OF                 NUMBER     REMAINING  EXERCISE  EXERCISABLE EXERCISE
  EXERCISE PRICES            OUTSTANDING CONTR. LIFE   PRICE   AT 12/31/96   PRICE
  ---------------            ----------- ----------- --------- ----------- ---------
    $  .13 to .17...........     95,352      7.5       $ .14      75,593     $ .14
       .20 to .27...........    180,547      9.6         .25     113,058       .25
       .42 to .43...........    488,477     10.0         .43     198,212       .43
       .46..................        878      9.2         .46         329       .46
       .83..................    110,956      8.6         .83      29,061       .83
      3.42 to 4.33..........     56,204      9.9        3.85         --        --
      5.33 to 8.00..........  2,343,630      9.6        5.96     267,799      6.18
     10.80 to 12.00.........    154,342      9.0       11.50      66,896     11.59
                              ---------                          -------
    $  .13 to 12.00.........  3,430,386                          750,928
                              =========                          =======

                       INDIVIDUAL, INC. AND SUBSIDIARIES

  During 1996, certain options were repriced to $6.25, which was equal to the market value of Individual's Common Stock on the date of the repricing.

 Employee Stock Purchase Plan

  Individual has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the 1996 Employee Stock Purchase Plan, employees may purchase shares of Individual's Common Stock, subject to certain limitations, at not less than 85 percent of the lower of the beginning or ending withholding period fair market value as defined in the plan. A total of 500,000 shares of Common Stock have been reserved for issuance under the plan. There are two six month withholding periods each year, and the first withholding period occurred in 1996. In fiscal year 1996, a total of 47,540 shares were issued at $4.46 per share. At December 31, 1996, 452,460 shares were available for future issuance under the plan. The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following assumptions for 1996: an expected life of six months; expected volatility of 80 percent; and risk-free interest rate of 6.33%. The weighted average fair value of those purchase rights granted in 1996 was $4.42.

 401(k) Plan

  Individual maintains a 401(k) retirement savings plan (the "401(k) Plan"). All employees of Individual are eligible to participate in the 401(k) Plan. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (but not greater than a statutorily prescribed annual limit). The percentage elected by certain highly compensated participants may be required to be lower. The 401(k) Plan permits, but does not require, additional contributions to the 401(k) Plan by Individual. All amounts contributed by employee participants in conformance with plan requirements and earnings on such contributions are fully vested at all times. Individual's matching contributions to the 401(k) Plan were approximately $178,000, $99,000, and $63,000 in 1996, 1995, and 1994, respectively.

14. COMMITMENTS AND CONTINGENCIES

 Leases

  Individual leases office space under three leases which expire on December 31, 1999, May 31, 2000 and October 31, 2001. Individual also leases certain computer equipment under capital leases. Rental expense for the years ended December 31, 1996, 1995, and 1994 was approximately $837,000, $595,000, and
$200,000 respectively, as a result of Individual entering into various leases.

  Aggregate future minimum lease commitments for all leases at December 31, 1996 are as follows:

                                             CAPITALIZED OPERATING
                                               LEASES      LEASES     TOTAL
                                             ----------- ---------- ----------
1997........................................   $79,775   $1,203,266 $1,283,041
1998........................................    10,550    1,223,860  1,234,410
1999........................................     2,988    1,178,181  1,181,169
2000........................................       --       352,755    352,755
2001........................................       --       257,462    257,462
                                               -------   ---------- ----------
Total minimum lease commitments.............    93,313   $4,215,524 $4,308,837
                                               -------   ---------- ----------
Less imputed interest.......................     3,661
                                               -------
Capitalized lease obligations at December
 31, 1996...................................   $89,652
                                               =======

                       INDIVIDUAL, INC. AND SUBSIDIARIES

 Legal Actions

  Individual has been named as a defendant in a putative federal securities class action lawsuit filed on November 13, 1996 in the United States District Court for the District of Massachusetts. The lawsuit was filed on behalf of an alleged class of purchasers of Individual's Common Stock during the period from March 15, 1996 through July 24, 1996. The complaint filed in the lawsuit also names as defendants, among others, certain of Individual's current and former directors and officers, including Joseph A. Amram, Individual's former Chief Executive Officer, as well as the three co-managing underwriters of Individual's IPO.

  The complaint alleges, among other things, that the defendants made misstatements, or failed to make statements, to the investing public in the IPO Prospectus and Registration Statement, as well as in subsequent public disclosures, relating to the alleged existence of disputes between Joseph A. Amram and Individual. The plaintiffs seek damages, including costs and expenses, in an unspecified amount, among other relief. Individual believes that the allegations contained in the complaint are without merit and intends to defend vigorously against all such claims. The ultimate claims payable under these actions, if any, are neither probable nor estimable.

  Total amounts included in general and administrative costs related to this action were $500,000 for the year ended December 31, 1996.

  Individual believes that the allegations contained in the complaint are without merit and intends to defend vigorously against all such claims. The ultimate claims payable under these actions, if any, are neither probable nor estimable. There can be no assurance that this litigation will not have a material adverse effect on Individual.

15. BANK FINANCING

  At December 31, 1996 bank financing consisted of the following:

                                                                  OUTSTANDING
                                                                 BALANCE AS OF
                            STATED        EFFECTIVE              DECEMBER 31,  AVAILABLE
AVAILABLE DESCRIPTION    INTEREST RATE  INTEREST RATE EXPIRATION     1996       PORTION
---------------------    -------------  ------------- ---------- ------------- ---------
PORTION
$500,000 equipment
 line...................  Prime + 2.0%      10.25%     11/1/97    $  133,329         --
$500,000 line of
 credit................. Prime + 1.75%      10.00%     6/25/97           --    $ 500,000
$1,000,000 equipment
 line...................   Prime +1.5%       9.75%      9/1/99       497,408      13,878
$1,000,000 equipment
 line...................  Prime + 1.5%       9.75%     12/1/00       696,000      81,000
$2,000,000 equipment
 line...................  Prime + 1.0%       9.25%     12/1/00           --    2,000,000
$3,500,000 revolving
 line...................  Prime + 1.0%       9.25%      9/1/97           --    3,500,000
                                                                  ----------
                                                                   1,326,737
Less current portion....                                             804,734
                                                                  ----------
Long term portion.......                                          $  522,003
                                                                  ==========

  Borrowings under these lines are secured by substantially all the assets of Individual.

  Individual's long-term debt and credit arrangements contain financial covenants, including capital base, quick ratio and a leverage ratio. At December 31, 1996, Individual was in compliance with these arrangements.

                                INDIVIDUAL, INC.

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                  SEPTEMBER 30,
                                                                      1997
                                                                  -------------
ASSETS
Current assets:
  Cash and cash equivalents...................................... $  9,920,140
  Investments in marketable securities...........................    8,678,763
  Accounts receivable, net.......................................    6,063,360
  Deferred income taxes..........................................          --
  Prepaid expenses...............................................    1,925,412
                                                                  ------------
    Total current assets.........................................   26,587,675
Property and equipment, net......................................    4,027,349
Other assets, net................................................    2,182,425
                                                                  ------------
    Total assets................................................. $ 32,797,449
                                                                  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................... $  2,668,248
  Accrued royalties..............................................    1,815,918
  Accrued expenses...............................................    7,112,415
  Deferred revenue...............................................   10,509,802
  Equipment financing loans and notes payable....................    1,225,708
                                                                  ------------
    Total current liabilities....................................   23,332,091
Other long term liabilities......................................    1,234,601
Commitments and contingencies (note 6)
Stockholders' equity:
  Common stock, $0.01 par value; 25,000,000 shares authorized,
   16,333,424 and 15,722,498 shares issued and outstanding in
   1997 and 1996, respectively...................................      163,334
  Additional paid in capital.....................................   91,515,235
  Cumulative translation adjustment..............................       11,585
  Unrealized gains on marketable securities......................      221,455
  Accumulated deficit............................................  (83,680,852)
                                                                  ------------
    Total stockholders' equity...................................    8,230,757
                                                                  ------------
Total liabilities and stockholders' equity....................... $ 32,797,449
                                                                  ============

    The accompanying notes are an integral part of the financial statements.

                                INDIVIDUAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                         FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                SEPTEMBER 30,                SEPTEMBER 30,
                         ----------------------------  --------------------------
                             1997           1996           1997          1996
                         -------------  -------------  ------------  ------------
Revenue................. $   8,853,897  $   7,221,310  $ 26,429,619  $ 19,771,334
Cost of revenue.........     4,266,171      3,158,912    13,099,003     8,706,997
                         -------------  -------------  ------------  ------------
Gross margin............     4,587,726      4,062,398    13,330,616    11,064,337
Operating expenses:
  Sales and marketing...     1,600,732      1,620,001     5,729,019     4,329,508
  New subscriber
   acquisition..........     2,689,703      2,173,862     8,887,627     6,353,491
  Product development...     2,205,924      1,476,922     5,449,379     3,523,364
  General and
   administrative.......       743,408      1,435,163     2,786,773     3,464,945
  Acquisitions and other
   charges..............       314,741      1,261,369     5,015,463    37,481,786
                         -------------  -------------  ------------  ------------
    Total operating
     expenses...........     7,554,508      7,967,317    27,868,261    55,153,094
                         -------------  -------------  ------------  ------------
Loss from operations....    (2,966,782)    (3,904,919)  (14,537,645)  (44,088,757)
Interest income and
 other, net.............       332,611       (200,579)    1,186,770       272,260
Interest expense........      (174,157)       (68,462)     (432,399)     (896,848)
                         -------------  -------------  ------------  ------------
Net loss................ $  (2,808,328) $  (4,173,960) $(13,783,274) $(44,713,345)
                         =============  =============  ============  ============
Net loss per common
 share.................. $       (0.17) $       (0.27) $      (0.86) $      (3.34)
                         =============  =============  ============  ============
Weighted average common
 shares outstanding.....    16,197,277     15,395,949    16,010,858    13,374,646
                         =============  =============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                                INDIVIDUAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                    FOR THE NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                    --------------------------
                                                        1997          1996
                                                    ------------  ------------
Cash flows from operating activities:
Net loss........................................... $(13,783,274) $(44,713,345)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
  Depreciation and amortization....................    1,956,204       951,962
  Loss on disposal of property and equipment.......      437,824        45,926
  Provision for doubtful accounts..................          --         73,649
  Compensation recognized under employee stock
   plans...........................................          --         27,981
  Purchased incomplete technology..................          --     35,563,750
  Decrease in retained earnings from changing
   fiscal year of combining enterprise.............     (225,361)
  Loss on joint venture............................          --      1,945,966
  Changes in operating assets and liabilities:
  Decrease in accounts receivable..................    5,887,278     1,157,188
  Increase in prepaid expenses.....................   (1,328,427)     (339,317)
  Increase in other assets.........................   (1,223,613)      (82,464)
  Increase in accounts payable and accrued
   expenses........................................    1,136,309       332,947
  (Decrease) Increase in other long term
   liabilities.....................................     (500,004)      324,226
  Decrease in deferred revenue.....................   (4,185,054)     (713,296)
                                                    ------------  ------------
Net cash used in operating activities..............  (11,828,118)   (5,424,827)
                                                    ------------  ------------
Cash flows from investing activities:
  Additions to property and equipment..............   (1,793,694)   (1,739,377)
  Investment in joint venture......................          --     (1,883,417)
  Cash (paid for) acquired from acquisition........     (280,000)    1,010,354
  Investments in marketable securities.............     (155,000)   (6,992,450)
                                                    ------------  ------------
Net cash used in investing activities..............   (2,228,694)   (9,604,890)
                                                    ------------  ------------
  Cash flows from financing activities:
  Principal repayments on loans....................      (67,047)      (91,649)
  Increase (decrease) in equipment loan, net.......      412,929       (20,220)
  Proceeds from issuance of common stock, net of
   related expenses................................    1,652,800    34,899,385
  Payment on senior subordinated notes.............          --    (10,000,000)
  Payment to dissenter shareholder.................      (81,000)          --
                                                    ------------  ------------
Net cash provided by financing activities..........    1,917,682    24,787,516
                                                    ------------  ------------
Effect of exchange rate on cash....................      (58,564)       14,441
                                                    ------------  ------------
Net (decrease) increase in cash and cash
 equivalents.......................................  (12,197,694)    9,772,240
Cash and cash equivalents at the beginning of
 period............................................   22,117,834    17,920,924
                                                    ------------  ------------
Cash and cash equivalents at the end of period..... $  9,920,140  $ 27,693,164
                                                    ============  ============
Supplemental cash flow information:
  Interest paid.................................... $    159,206  $    782,601
                                                    ============  ============
  Income taxes..................................... $             $    112,000
                                                    ============  ============
Non cash transactions:
  Issuance of common stock in connection with
   acquisition..................................... $    500,000           --
                                                    ============  ============
  Issuance of common stock in exchange for
   consulting services............................. $    400,000
                                                    ============  ============
  Equipment acquired under capital lease
   obligation......................................          --   $     22,859
                                                    ============  ============
  Net liabilities assumed in exchange for stock....          --   $  1,643,019
                                                    ============  ============
  Conversion of redeemable preferred stock into
   common stock....................................          --   $  2,999,013
                                                    ============  ============

    The accompanying notes are an integral part of the financial statements.

                               INDIVIDUAL, INC.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  The unaudited consolidated financial statements of Individual, Inc. ("Individual") presented herein have been prepared pursuant to the rules of the Securities and Exchange Commission for quarterly reports on Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with management's discussion and analysis of financial condition and results of operations, contained in Individual's financial statements included herein. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position, results of operations and cash flows of Individual and its subsidiaries. Quarterly operating results are not necessarily indicative of the results which would be expected for the full year. In June 1997, Individual acquired all of the outstanding capital stock of ClariNet Communications Corp. ("ClariNet") in a transaction accounted for as a pooling of interests. Accordingly, all prior period financial statements presented herein have been restated to include the financial position, results of operations, and cash flows of ClariNet. See
Note 5.

2. USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates and assumptions in these financial statements relate to, among other items, valuation of deferred tax assets, the allowance for doubtful accounts and accrued liabilities.

3. RECLASSIFICATION OF AMOUNTS

  Certain amounts in the financial statements for the three months and the nine months ended September 30, 1996 have been reclassified to conform to the presentation for the three months and the nine months ended September 30, 1997.

  Individual's ClariNet subsidiary changed its fiscal year end from November 30 to December 31 in 1997. In accordance with guidelines of the Securities and Exchange Commission, only nine months of income and expense were included in the Consolidated Statement of Income. Results of operations for the additional month were credited directly to retained earnings. Cash flow activity for this same period has been reflected as a single line item in the operating activities section of the Consolidated Statements of Cash Flows.

4. PER SHARE COMPUTATIONS

  Net loss per common share for 1996 gives effect to the conversion of all shares of Series B, C, D, E and G Redeemable Preferred Stock and Series A and F Preferred Stock and does not include the dividends on Redeemable Preferred Stock as an increase in net loss. Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the IPO price of $14.00 per share during the twelve months immediately preceding the date of the initial filing of the Registration Statement have been included in the calculation of common shares and common share equivalents, using the treasury stock method, as if they were outstanding for all periods prior to the IPO.

  During July 1997, certain options were repriced to $3.25, which was equal to or greater than the market value of Individual's stock on the date of the repricing.

                               INDIVIDUAL, INC.

                                  (UNAUDITED)


5. ACQUISITIONS AND OTHER CHARGES

  In June 1997, Individual completed the acquisition of ClariNet, through a subsidiary merger pursuant to which a wholly-owned subsidiary of Individual was merged with and into ClariNet, with ClariNet continuing as the surviving corporation and a wholly-owned subsidiary of Individual. ClariNet publishes a global electronic newspaper on the Internet called ClariNews, which is distributed through Internet Service Providers and to corporations, educational institutions and individual subscribers. Under the terms of the ClariNet merger agreement, each share of ClariNet Common Stock was exchanged for 0.21954874 shares of Individual Common Stock. Approximately 1,475,000 shares of Individual Common Stock were issued in exchange for all of the outstanding Common Stock of ClariNet (including approximately 138,512 shares of Individual Common Stock reserved for issuance upon exercise of outstanding ClariNet stock options assumed by Individual in the merger). The transaction was accounted for as a pooling of interests, and therefore, all prior period financial statements presented herein have been restated as if the merger took place at the beginning of such periods.

  Separate results of operations for the periods prior to the merger with ClariNet are as follows:

                          THREE MONTHS THREE MONTHS  SIX MONTHS   SIX MONTHS
                             ENDED        ENDED         ENDED        ENDED
                            6/30/97      6/30/96       6/30/97      6/30/96
                          ------------ ------------  -----------  -----------
                           UNAUDITED    UNAUDITED     UNAUDITED    UNAUDITED
Net Sales
  Individual.............   7,874,827    5,647,727    15,669,714   10,677,018
  ClariNet...............     931,748      990,607     1,906,007    1,873,006
                           ----------  -----------   -----------  -----------
Combined.................   8,806,575    6,638,334    17,575,721   12,550,024
                           ==========  ===========   ===========  ===========
Net Income
  Individual.............  (5,896,129) (38,338,143)  (10,554,743) (40,848,364)
  ClariNet...............    (254,801)     178,914      (420,203)     308,979
                           ----------  -----------   -----------  -----------
Combined.................  (6,150,930) (38,159,229)  (10,974,946) (40,539,385)
                           ==========  ===========   ===========  ===========
Other changes in share-
 holders' equity (defi-
 cit)
  Individual.............     639,939   38,819,702       990,882   10,902,367
  ClariNet...............         --           --            --         7,425
                           ----------  -----------   -----------  -----------
Combined.................     639,939   38,819,702       990,882   10,909,792
                           ==========  ===========   ===========  ===========

  In connection with the merger, $873,000 of merger costs and expenses were incurred and have been charged to expense in the second quarter of 1997 and are included in acquisitions and other charges. The merger costs and expenses related primarily to legal, accounting, and investment adviser's fees.

  In June 1997, Individual acquired certain assets and liabilities of the CompanyLink service from Knowledge Factory Partners, L.L.C., a subsidiary of Delphi Internet Services Corporation. CompanyLink service detects corporate-specific references and detailed market statistics on more than 65,000 companies and dynamically links those references to related news and information on the Web. The purchase price for the acquisition included $280,000 in cash, a Common Stock Purchase Warrant exercisable for the purchase of 50,000 shares of Individual Common Stock at an exercise price of $5.25 per share and certain monthly contingent payments payable for a period of twelve months after the closing of the acquisition. Individual also recognized $50,000 of legal and accounting expenses in connection with the acquisition. The acquisition has been recorded using the purchase method of accounting. The total estimated purchase price of $447,000 has been recorded as an intangible asset and is being amortized over 18 months. Amortization expense is included in acquisitions and other charges.

                               INDIVIDUAL, INC.

                                  (UNAUDITED)


  Individual ceased operations of its FreeLoader service as of May 31, 1997, and all costs related to the shutdown are included in acquisitions and other charges as well as operating expenses of FreeLoader of approximately $1.4 million, which are predominantly product development expenses.

6. COMMITMENTS AND CONTINGENCIES

  Under the merger agreement with FreeLoader, Individual was required to pay a balloon payment of $2,000,000, payable upon the successful completion of three years of employment with Individual by the FreeLoader founders. In October 1997, in settlement of certain matters between Individual and the FreeLoader founders, Individual agreed to pay the founders $1,290,000 in lieu of the $2,000,000 balloon payment. Prior to the October 1997 settlement, Individual had been accruing for the $2,000,000 balloon payment ratably each month, over the three year period. In consequence of the settlement and the resulting $1,290,000 payment, Individual recorded an additional amount in acquisition and other charges, in the third quarter of 1997, to true up the accrual to $1,290,000. As part of the October 1997 settlement, Individual and the two founders also agreed to amend the value guarantee with respect to certain shares issued to the two founders in the FreeLoader merger. The value guarantee will be measured during the period from February 1998 through April 1998. If the fair value of the stock subject to the value guarantee is less than the guaranteed value, then Individual will pay out the difference in cash. At September 30, 1997, the fair value of the stock was approximately $3,269,000 below the guaranteed value. Individual has letters of credit outstanding of approximately $4,740,000 in connection with the payment of the value guarantee by Individual.

  An amended consolidated securities class action complaint was filed in the United States District Court for the District of Massachusetts against Individual and certain of Individual's current and former directors and officers, as well as eight of the underwriters of Individual's initial public offering, which closed on March 20, 1996. The complaint asserts that the defendants violated securities laws by failing to disclose at the time of the initial public offering that there allegedly was a dispute between Joseph A. Amram, the former Chief Executive Officer of Individual, and the Board of Directors, that ultimately led to Mr. Amram's departure from Individual four months after the offering. The plaintiffs seek damages, including costs and expenses, in an unspecified amount, among other relief.

  On April 15, 1997, the defendants moved to dismiss the litigation in its entirety on the grounds that plaintiffs fail to state any cognizable legal claim. After reviewing defendants' arguments in support of their motion to dismiss, plaintiffs voluntarily dropped three of the five counts of the complaint. A hearing on defendants' motion to dismiss the remaining counts was held before United States District Judge Woodlock of the United States District Court for the District of Massachusetts on July 2, 1997. No decision has been rendered in the case to date.

  Individual believes that the allegations contained in the complaint are without merit and intends to defend vigorously against all such claims. The ultimate claims payable under these actions, if any, are neither probable nor estimable. There can be no assurance that this litigation will not have a material adverse effect on Individual.

7. RECENTLY ISSUED ACCOUNTING STANDARDS

  The Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings per Share", which modifies the way in which earnings per share (EPS) is calculated and disclosed. Upon adoption of this standard for the fiscal period ending December 31, 1997, Individual will disclose basic and diluted EPS and will restate all prior period EPS data presented. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for

                               INDIVIDUAL, INC.

                                  (UNAUDITED)

the period. Diluted EPS, similar to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Management believes the adoption of SFAS 128 will not have a material impact on reported earnings per share.

  The Financial Accounting Standard Board recently issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income." This Statement requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Statement will become effective for fiscal years beginning after December 15, 1997. Individual will adopt the new standard beginning in the first quarter of the fiscal year ending December 31, 1998.

  In June 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 specifies new guidelines for determining a company's operating segments and related requirements for disclosure. Individual is in the process of evaluating the impact of the new standard on the presentation of the financial statements and the disclosures therein. The Statement will become effective for fiscal years beginning after December 15, 1997. Individual will adopt the new standard for the fiscal year ending December 31, 1998.

8. NETSCAPE AGREEMENT

  In September 1997, Individual was named by Netscape Communications Corporation as the exclusive provider of business information services to the Netscape Netcenter on-line business service. The agreement provides Individual the opportunity to gain traffic for its NewsPage service from the Netscape home page, one of the highest traffic pages on the Web, and to lower Individual's historical cost of acquiring new subscribers. As part of the agreement, Individual paid Netscape an upfront license fee covering the 27-month period of the contract. These fees are included in prepaid expenses and other assets. There are no guarantees or traffic commitments from Netscape, and there are no assurances that the fees paid to Netscape will be realized from future revenue generated from Netcenter traffic.

                                                                         ANNEX A



                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                 BY AND BETWEEN

                               DESKTOP DATA, INC.

                                      AND

                                INDIVIDUAL, INC.

                          DATED AS OF NOVEMBER 2, 1997

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 ARTICLE I -- THE MERGER.................................................    2
  Section 1.01. The Merger..............................................     2
  Section 1.02. Effective Time..........................................     2
  Section 1.03. Effect of the Merger....................................     2
  Section 1.04. Certificate of Incorporation; By-Laws...................     3
  Section 1.05. Directors and Officers..................................     3
  Section 1.06. Effect on Capital Stock.................................     3
  Section 1.07. Exchange of Certificates................................     4
  Section 1.08. Stock Transfer Books....................................     6
  Section 1.09. No Further Ownership Rights in Individual Common Stock..     6
  Section 1.10. Lost, Stolen or Destroyed Certificates..................     6
  Section 1.11. Tax and Accounting Consequences.........................     6
  Section 1.12. Taking of Necessary Action; Further Action..............     6
  Section 1.13. Material Adverse Effect.................................     7
 ARTICLE II -- REPRESENTATIONS AND WARRANTIES OF INDIVIDUAL                  7
  Section 2.01. Organization of Individual..............................     7
  Section 2.02. Capital Structure.......................................     7
  Section 2.03. Obligations with Respect to Capital Stock...............     8
  Section 2.04. Authority...............................................     8
                Section 203 of the Delaware General Corporation Law Not
  Section 2.05. Applicable..............................................     9
  Section 2.06. SEC Filings; Individual Financial Statements............    10
  Section 2.07. Absence of Certain Changes or Events....................    10
  Section 2.08. Taxes...................................................    11
  Section 2.09. Intellectual Property...................................    11
  Section 2.10. Compliance; Permits; Restrictions.......................    12
  Section 2.11. Litigation..............................................    12
  Section 2.12. Brokers' and Finders' Fees..............................    12
  Section 2.13. Employee Benefit Plans..................................    13
                Absence of Liens and Encumbrances; Condition of
  Section 2.14. Equipment...............................................    13
  Section 2.15. Environmental Matters...................................    13
  Section 2.16. Labor Matters...........................................    14
  Section 2.17. Agreements, Contracts and Commitments...................    15
  Section 2.18. Pooling of Interests....................................    16
  Section 2.19. Change of Control Payments..............................    16
  Section 2.20. Statements; Proxy Statement/Prospectus..................    16
  Section 2.21. Board Approval..........................................    17
  Section 2.22. Fairness Opinion........................................    17
  Section 2.23. Minute Books............................................    17
 ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF DESKTOP                   17
  Section 3.01. Organization of Desktop.................................    17
  Section 3.02. Desktop Capital Structure...............................    17
  Section 3.03. Obligations With Respect to Capital Stock................   18
  Section 3.04. Authority...............................................    18
                Section 203 of the Delaware General Corporation Law Not
  Section 3.05. Applicable..............................................    20

                                                                          PAGE
                                                                          ----
  Section 3.06. SEC Filings; Desktop Financial Statements...............   20
  Section 3.07. Absence of Certain Changes or Events....................   21
  Section 3.08. Taxes...................................................   21
  Section 3.09. Intellectual Property...................................   21
  Section 3.10. Compliance; Permits; Restrictions.......................   22
  Section 3.11. Litigation..............................................   22
  Section 3.12. Brokers' and Finders' Fees..............................   23
  Section 3.13. Employee Benefit Plans..................................   23
                Absence of Liens and Encumbrances; Conditions of
  Section 3.14. Equipment...............................................   23
  Section 3.15. Environmental Matters...................................   24
  Section 3.16. Labor Matters...........................................   24
  Section 3.17. Agreements, Contracts and Commissions...................   24
  Section 3.18. Pooling of Interests....................................   26
  Section 3.19. Change of Control Payments..............................   26
  Section 3.20. Statements; Proxy Statements/Prospectus.................   26
  Section 3.21. Board Approval..........................................   26
  Section 3.22. Fairness Opinion........................................   27
  Section 3.23. Minute Books............................................   27
 ARTICLE IV -- CONDUCT OF BUSINESS PENDING THE MERGER....................  27
  Section 4.01. Conduct of Business.....................................   27
  Section 4.02. No Solicitation.........................................   27
 ARTICLE V -- ADDITIONAL INFORMATION.....................................  30
                Proxy Statement/Prospectus; Registration Statement;
  Section 5.01. Other Filings...........................................   32
  Section 5.02. Meetings of Stockholders................................   33
  Section 5.03. Access to Information; Confidentiality..................   33
  Section 5.04. Consents, Approvals.....................................   34
  Section 5.05. Stock Options...........................................   34
  Section 5.06. Individual Employee Stock Purchase Plan.................   35
  Section 5.07. Individual Affiliate Agreement..........................   36
  Section 5.08. Desktop Affiliate Agreement.............................   36
  Section 5.09. Indemnification and Insurance...........................   36
  Section 5.10. Notification of Certain Matters.........................   37
  Section 5.11. Further Action/Tax Treatment............................   38
  Section 5.12. Public Announcements....................................   38
  Section 5.13. Listing of Desktop Common Stock.........................   38
  Section 5.14. Conveyance Taxes........................................   38
  Section 5.15. Accountants' Letters....................................   38
  Section 5.16. Pooling Accounting Treatment............................   39
  Section 5.17. Third Party Consents....................................   39
  Section 5.18. Tax-free Reorganization.................................   39
  Section 5.19. Board of Directors of Desktop...........................   39
  Section 5.20. Officers of Desktop.....................................   39
  Section 5.21. Change of Name..........................................   39
  Section 5.22. Form S-8................................................   40
 ARTICLE VI -- CONDITIONS TO THE MERGER..................................  40
                Conditions to Obligation of Each Party to Effect the
  Section 6.01. Merger..................................................   40
  Section 6.02. Additional Conditions to Obligations of Desktop.........   40
  Section 6.03. Additional Conditions to Obligations of Individual......   42

                                                                          PAGE
                                                                          ----
 ARTICLE VII -- TERMINATION..............................................  43
  Section 7.01. Termination.............................................   43
  Section 7.02. Notice of Termination; Effect of Termination............   45
  Section 7.03. Fees and Expenses.......................................   45
 ARTICLE VIII -- GENERAL PROVISIONS......................................  47
                Effectiveness of Representations, Warranties and
  Section 8.01. Agreements..............................................   47
  Section 8.02. Notices.................................................   47
  Section 8.03. Certain Definitions.....................................   48
  Section 8.04. Amendment...............................................   48
  Section 8.05. Waiver..................................................   49
  Section 8.06. Headings................................................   49
  Section 8.07. Severability............................................   49
  Section 8.08. Entire Agreement........................................   49
  Section 8.09. Assignment..............................................   49
  Section 8.10. Parties in Interest.....................................   49
  Section 8.11. Failure or Indulgence Not Waiver, Remedies Cumulative...   49
  Section 8.12. Governing Law...........................................   49
  Section 8.13. Counterparts............................................   50
 EXHIBITS:
    Exhibit A:  Desktop Stock Option Agreement
    Exhibit B:  Individual Stock Option Agreement
    Exhibit C:  Form of Desktop Participation Agreement
    Exhibit D:  Form of Individual Participation Agreement
    Exhibit E:  Form of Individual Affiliate Agreement
    Exhibit F:  Form of Desktop Affiliate Agreement

                                                                        ANNEX A

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

  AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of November 2, 1997 (this "Agreement"), between Desktop Data, Inc., a Delaware corporation ("Desktop"), and Individual, Inc., a Delaware corporation ("Individual"),

                             W I T N E S S E T H :

  WHEREAS, the Boards of Directors of Desktop and Individual have each determined that it is advisable and in the best interests of their respective stockholders for Desktop to enter into a business combination with Individual upon the terms and subject to the conditions set forth herein;

  WHEREAS, in furtherance of such combination, the Boards of Directors of Desktop and Individual have each approved the merger (the "Merger") of Individual with and into Desktop in accordance with the applicable provisions of Delaware General Corporation Law ("Delaware Law"), and upon the terms and subject to the conditions set forth herein;

  WHEREAS, pursuant to the Merger, each outstanding share (a "Share") of Individual's common stock, $.01 par value (the "Individual Common Stock"), shall be converted into the right to receive the Merger Consideration (as defined in Section 1.07(b)), upon the terms and subject to the conditions set forth herein;

  WHEREAS, Desktop and Individual intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;

  WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Desktop's and Individual's willingness to enter into this Agreement, Desktop shall execute and deliver a Stock Option Agreement in favor of Individual in substantially the form attached hereto as Exhibit A (the "Desktop Stock Option Agreement") and Individual shall execute and deliver a Stock Option Agreement in favor of Desktop in substantially the form attached hereto as Exhibit B (the "Individual Stock Option Agreement" and, together with the Desktop Stock Option Agreement, the "Stock Option Agreements"). The Board of Directors of Desktop and Individual have each approved the Stock Option Agreements;

  WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Desktop's and Individual's willingness to enter into this Agreement, the Chief Executive Officer of Desktop and certain other affiliates of Desktop shall enter into a Participation Agreement in substantially the form attached hereto as Exhibit C (the "Desktop Participation Agreements"), and the Chief Executive Officer of Individual and certain other affiliates of Individual shall enter into a Participation Agreement in substantially the form attached hereto as Exhibit D (the "Individual Participation Agreements" and, collectively with the Desktop Participation Agreements, the "Participation Agreements");

  WHEREAS, Desktop and Individual desire to make certain representations and warranties and other agreements in connection with the Merger; and

  WHEREAS, for accounting purposes, it is intended that the transactions contemplated hereby shall be accounted for as a pooling of interests under U.S. generally accepted accounting principles ("GAAP");

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Desktop and Individual hereby agree as follows:

                                   ARTICLE I

                                  THE MERGER

  Section 1.01. THE MERGER.

    (a) Effective Time. At the Effective Time (as defined in Section 1.02), and subject to and upon the terms and conditions of this Agreement and Delaware Law, Individual shall be merged with and into Desktop, the separate corporate existence of Individual shall cease, and Desktop shall continue as the surviving corporation. Desktop as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

    (b) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
  Section 7.01 and subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the Merger will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Article VI, at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110, unless another date, time or place is agreed to in writing by the parties hereto.

  Section 1.02. EFFECTIVE TIME. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger"), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the time of such filing being the "Effective Time").

  Section 1.03. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Individual shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Individual shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

  Section 1.04. CERTIFICATE OF INCORPORATION; BY-LAWS.

    (a) Certificate of Incorporation. The Certificate of Incorporation of Desktop, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that the Certificate of Incorporation of the Surviving Corporation shall be amended as of the Effective Time (i) to increase the number of authorized shares of capital stock of the Surviving Corporation and (ii) so that the name of the Surviving Corporation is "NewsEDGE Corporation."

    (b) By-Laws. The By-Laws of Desktop, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

  Section 1.05. DIRECTORS AND OFFICERS. The directors of Desktop immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of Desktop immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

  Section 1.06. EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Desktop, Individual or the holders of any of the following securities:

    (a) Conversion of Securities. Every Share issued and outstanding immediately prior to the Effective Time (excluding any shares to be canceled pursuant to Section 1.06(b)) shall be converted, subject to
  Section 1.06(e), into the right to receive one-half (1/2) of a share (the "Exchange Ratio") of validly issued, fully paid and nonassessable common stock of Desktop, $.01 par value per share ("Desktop Common Stock").

    (b) Cancellation. Each Share held in the treasury of Individual and each Share owned by Desktop or by any direct or indirect wholly owned subsidiary of Individual or Desktop immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

    (c) Stock Options; Employee Stock Purchase Plan. All options to purchase Individual Common Stock then outstanding under Individual's Amended and Restated 1989 Stock Option Plan, 1995 Incentive Stock Option Plan, 1996 Non-Employee Director Stock Option Plan, 1996 Stock Option Plan and Amended and Restated 1996 Stock Plan (collectively, the "Individual Stock Option Plans") shall be assumed by Desktop in accordance with Section 5.05. Immediately prior to the Effective Time, all rights to purchase Individual Common Stock then outstanding under Individual's 1996 Employee Stock Purchase Plan (the "Individual Employee Stock Purchase Plan") will be assumed by Desktop in accordance with Section 5.06.

    (d) Warrants. All warrants to purchase Individual Common Stock (the "Warrants") then outstanding shall be assumed by Desktop in accordance with
  Section 5.05.

    (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Desktop Common Stock or Individual Common Stock), reorganization, recapitalization or other like change with respect to Desktop Common Stock or Individual Common Stock occurring after the date hereof and prior to the Effective Time.

    (f) Fractional Shares. No fraction of a share of Desktop Common Stock will be issued, but in lieu thereof each holder of Individual Common Stock who would otherwise be entitled to a fraction of a share of Desktop Common Stock (after aggregating all fractional shares of Desktop Common Stock to be received by such holder) shall receive from Desktop an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Desktop Common Stock for the ten (10) most recent days that Desktop Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq Stock Market ("Nasdaq").

  Section 1.07. EXCHANGE OF CERTIFICATES.

    (a) Exchange Agent. Desktop shall supply, or shall cause to be supplied, to or for the account of a bank or trust company designated by Desktop (the "Exchange Agent"), in trust for the benefit of the holders of Individual Common Stock, for exchange in accordance with this Section 1.07, through the Exchange Agent, certificates evidencing the Desktop Common Stock issuable pursuant to Section 1.06 in exchange for outstanding Shares.

    (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Desktop will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding Shares (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Desktop may reasonably specify after review by Individual) and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing shares of Desktop Common Stock and, in lieu of any fractional shares thereof, cash. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of Desktop Common Stock which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 1.07(c), and (C) cash in lieu of fractional shares of Desktop Common Stock to which such holder is entitled pursuant to Section 1.06(f) (the Desktop Common Stock, dividends, distributions and cash described in this clause (C) being, collectively, the "Merger Consideration"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of Individual as of the Effective Time, Desktop Common Stock and cash may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.07(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Desktop Common Stock into which such Shares shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.06.

    (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time, with respect to Desktop Common Stock with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Desktop Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Desktop Common Stock.

    (d) Transfers of Ownership. If any certificate for shares of Desktop Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Desktop or any person designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Desktop Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Desktop or any agent designated by it that such tax has been paid or is not payable.

    (e) No Liability. Notwithstanding anything to the contrary in this
  Section 1.07, neither Desktop nor Individual shall be liable to any holder of Individual Common Stock or Desktop Common Stock for any Merger Consideration (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (f) Withholding Rights. The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares, such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

  Section 1.08. STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of Individual shall be closed, and there shall be no further registration of transfers of Individual Common Stock thereafter on the records of Individual.

  Section 1.09. NO FURTHER OWNERSHIP RIGHTS IN INDIVIDUAL COMMON STOCK. The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

  Section 1.10. LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the ExchangeAgent shall issue in exchange for such lost, stolen or destroyed Certificates,upon the making of an affidavit of that fact by the holder thereof, such shares of Desktop Common Stock as may be required pursuant to Section 1.06; provided, however, that Desktop may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Desktop or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  Section 1.11. TAX AND ACCOUNTING CONSEQUENCES. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code and (ii) qualify for accounting treatment as a pooling of interests under GAAP. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

  Section 1.12. TAKING OF NECESSARY ACTION; FURTHER ACTION. Each of Desktop and Individual in good faith will take all such commercially reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Individual, the officers and directors of Individual are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

  Section 1.13. MATERIAL ADVERSE EFFECT. When used in this Agreement with respect to Individual or any of its subsidiaries, or Desktop or any of its subsidiaries, as the case may be, the term "Material Adverse Effect" means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Individual and its subsidiaries or Desktop and its subsidiaries, as the case may be, in each case taken as a whole.

                                  ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF INDIVIDUAL

  Individual hereby represents and warrants to Desktop that, except as set forth in the written disclosure schedule previously delivered by Individual to Desktop (the "Individual Disclosure Schedule") or pursuant to transactions and agreements contemplated hereby:

  Section 2.01. ORGANIZATION OF INDIVIDUAL. Each of Individual and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Individual. Individual has delivered to Desktop a true and complete list of all of Individual's subsidiaries, together with the jurisdiction of incorporation of each subsidiary. Individual has delivered or made available a true and correct copy of the Certificate of Incorporation and Bylaws of Individual and similar governing instruments of its subsidiaries, each as amended to date, to counsel for Desktop.

  Section 2.02. CAPITAL STRUCTURE. The authorized capital stock of Individual consists of 25,000,000 shares of Common stock, par value $.01 per share, of which there were 16,330,548 shares issued and outstanding as of October 27, 1997 and 1,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares are issued or outstanding. All outstanding shares of Individual Common Stock are duly authorized, validly issued, fully paid and non- assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or By-laws of Individual or any agreement or document to which Individual is a party or by which it is bound. As of October 27, 1997, Individual had reserved an aggregate of 5,999,140 shares of Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Individual Stock Option Plans, under which options were outstanding for an aggregate of 4,083,547 shares, and 2,174,528 shares, net of exercises, for issuance to holders of Warrants upon their exercise. All shares of Individual Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Section 2.02 of the Individual Disclosure Schedule lists each outstanding option and warrant to acquire shares of Individual Common Stock, the name of the holder of such option or warrant, the number of shares subject to such option or warrant, the exercise price of such option or warrant, the number of shares as to which such option or warrant will have vested at such date, the vesting schedule and termination date of such option or warrant and whether the exercisability of such option or warrant will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicate the extent of acceleration, if any. As of October 27, 1997, there were 127 participants in the Individual Employee Stock Purchase Plan and Individual had reserved an aggregate of 400,090 shares of Common Stock, net of purchases, thereunder.

  Section 2.03. OBLIGATIONS WITH RESPECT TO CAPITAL STOCK. Except as set forth in Section 2.02, there are no equity securities of any class of Individual, or any securities exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except for securities Individual owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of Individual, or any security exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 2.02, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements of any character to which Individual or any of its subsidiaries is a party or by which it is bound obligating Individual or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of Individual or any of its subsidiaries or obligating Individual or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and, to the knowledge of Individual there are no voting trusts, proxies or other agreements or understanding with respect to any equity security of any class of Individual or with respect to any equity security of any class of any of its subsidiaries.

  Section 2.04. AUTHORITY.

    (a(a) Individual has all requisite corporate power and authority to enter into this Agreement and the Individual Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and the execution and delivery of the Individual Stock Option Agreement and the consummation of the transactions contemplated thereby, have been duly authorized by all necessary corporate action on the part of Individual, subject only to the approval of this Agreement by Individual's stockholders and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of at least a majority of the outstanding shares of the Individual Capital Stock is required for Individual's stockholders to approve this Agreement. This Agreement and the Individual Stock Option Agreement have been duly executed and delivered by Individual and, assuming the due authorization, execution and delivery by Desktop constitute the valid and binding obligations of Individual, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement and the Individual Stock Option Agreement by Individual do not, and the performance of this Agreement and the Individual Stock Option Agreement will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Individual or the equivalent organizational documents of any of its subsidiaries, (ii) to the best knowledge of Individual, subject to obtaining the approval of Individual's stockholders of the Merger as contemplated in Section 5.02 and compliance with the requirements set forth in Section 2.04(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Individual or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Individual's rights or alter the rights of obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Individual or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Individual or any of its subsidiaries is a party or by which Individual or any of its subsidiaries or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Individual. Section 2.04 of the Individual Disclosure Schedule lists all material consents, waivers and approvals under any of Individual's or any of its subsidiaries' agreements, contracts, license or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Individual in connection with the execution and delivery of this Agreement and the Individual Stock Option Agreement or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of a Form S-4 Registration Statement (the "Registration Statement") with the Securities and Exchange Commission ("SEC") in accordance with the Securities Act of 1933, as amended (the "Securities Act"), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement (as defined in Section 2.20) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) the filing of a Current Report on Form 8-K with the SEC, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Individual or Desktop or have a material adverse effect on the ability of the parties to consummate the Merger.

  Section 2.05. SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW NOT APPLICABLE. The Board of Directors of Individual has taken all actions so that the restrictions contained in Section 2.03 of the Delaware General Corporation Law applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the Stock Option Agreements or to the consummation of the Merger or the other transactions contemplated by this Agreement or the Stock Option Agreements.

  Section 2.06. SEC FILINGS; INDIVIDUAL FINANCIAL STATEMENTS.

    (a) Individual has filed all forms, reports and documents required to be filed with the SEC since March 15, 1996, and has made available to Desktop such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Individual may file subsequent to the date hereof) are referred to herein as the "Individual SEC Reports." As of their respective dates, the Individual SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such

  Individual SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing ) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Individual's subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Individual SEC Reports or delivered to Desktop representing the financial condition of Individual as of September 30, 1997 (the "Individual Financials"), including any Individual SEC Reports filed after the date hereof until the Closing, (x) complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated financial position of Individual and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Individual as of September 30, 1997 is hereinafter referred to as the "Individual Balance Sheet." Except as disclosed in the Individual Financials, neither Individual nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Individual and its subsidiaries taken as a whole, except liabilities (i) provided for in the Individual Balance Sheet, or (ii) incurred since the date of the Individual Balance Sheet in the ordinary course of business consistent with past practices.

    (c) Individual has heretofore furnished to Desktop a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Individual with the SEC pursuant to the Securities Act or the Exchange Act.

  Section 2.07. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Individual Balance Sheet through the date of this Agreement, there has not been: (i) any Material Adverse Effect on Individual, (ii) any material change by Individual in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (iii) any revaluation by Individual of any of its assets having a Material Adverse Effect on Individual, including, without limitation, writing down the value of capitalized software or inventory or writing off notes or accounts receivable other than in the ordinary course of business.

  Section 2.08. TAXES. Individual and each of its subsidiaries has filed all tax returns required to be filed by any of them and has paid (or Individual has paid on its behalf), or has set up an adequate reserve for the payment of, all material taxes required to be paid as shown on such returns, and the most recent financial statements delivered to Desktop reflect an adequate reserve for all material taxes payable by Individual and its subsidiaries accrued through the date of such financial statements. Except as reasonably would not be expected to have a Material Adverse Effect on Individual, no deficiencies for any taxes have been proposed, asserted or assessed against Individual or any of its subsidiaries. For the purpose of this Agreement, the term "tax" shall include all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

  Section 2.09. INTELLECTUAL PROPERTY.

    (a) Individual and its subsidiaries own, or have the right to use, sell or license all intellectual property utilized in their respective businesses as presently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "Individual IP Rights"), except for any failure to own or have the right to use, sell or license that would not have a Material Adverse Effect on Individual.

    (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any Individual IP Rights (the "Individual IP Rights Agreements"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Individual IP Rights or impair the right of Individual and its subsidiaries or the Surviving Corporation to use, sell or license any Individual IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not individually or in the aggregate, result in a Material Adverse Effect on Individual.

    (c) (i) neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Individual or any of its subsidiaries violates any license or agreement between Individual or any of its subsidiaries and any third party or, to the knowledge of Individual infringes any intellectual property right of any other party; and (ii) there is no pending or, to the knowledge of Individual, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Individual IP Rights, nor has Individual received any written notice asserting that any Individual IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, except, with respect to clauses (i) and (ii), for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on Individual.

    (d) Individual has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all Individual IP rights.

  Section 2.10. COMPLIANCE; PERMITS; RESTRICTIONS.

    (a) Neither Individual nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Individual or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or
  (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Individual or any of its subsidiaries is a party or by which Individual or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not have a Material Adverse Effect on Individual. Without limiting the foregoing, Individual is in compliance with all material provisions of its agreements with information providers, including provisions relating to royalty calculations; Individual has not received any notice from any information provider claiming non-compliance with any such agreement. To the knowledge of Individual, no investigation or review by any governmental or regulatory body or authority is pending or threatened against Individual or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which would not have a Material adverse Effect on Individual.

    (b) Individual and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of Individual and its subsidiaries taken as a whole (collectively, the "Individual Permits"). Individual and its subsidiaries are in compliance with the terms of Individual Permits, except where the failure to so comply would not have a Material Adverse Effect on Individual.

  Section 2.11. LITIGATION. Except as set forth in Section 2.11 of the Individual Disclosure Schedule, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Individual or any of its subsidiaries has received any notice of assertion nor, to Individual's knowledge, is there a threatened action, suit, proceeding, claim arbitration or investigation against Individual or any of its subsidiaries which would have a Material Adverse Effect on Individual, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

  Section 2.12. BROKERS' AND FINDERS' FEES. Except for fees payable to BancAmerica ROBERTSON STEPHENS pursuant to the engagement letter dated October 10, 1997, a copy of which has been provided to Desktop, Individual has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  Section 2.13. EMPLOYEE BENEFIT PLANS.

    (a) With respect to each material employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) maintained or contributed to by Individual or any trade or business (an "ERISA Affiliate") which is under common control with Individual within the meaning of Section 414 of the Code (the "Individual Employee Plans"), Individual has made available to Desktop a true and complete copy of, to the extent applicable, (i) such Individual Employee Plan, (ii) the most recent annual report (Form 5500),
  (iii) each trust agreement related to such Individual Employee Plan, (iv) the most recent summary plan description for each Individual Employee Plan for which such description is required, (v) the most recent actuarial report relating to any Individual Employee Plan subject to Title IV of ERISA and (vi) the most recent United States Internal Revenue Service ("IRS") determination letter issued with respect to any Individual Employee Plan.

    (b) Each Individual Employee Plan which is intended to be qualified under
  Section 401(a) of the Code has received a favorable determination for the IRS covering the provisions of the Tax Reform Act of 1986 stating that such Individual Employee Plan is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan. Each Individual Employee Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law. Neither Individual nor any ERISA Affiliate of Individual has incurred or is reasonably expected to incur any material liability under Title IV of ERISA in connection with the termination of any plan covered or previously covered by Title IV of ERISA. No Individual Employee Plan is a Multiemployer Plan as defined in Section 3(37) of ERISA. Individual

    (c) With respect to the employees and former employees of Individual, there are no employee post-retirement medical or health plans in effect, except as required by Section 4980B of the Code. No tax under Section 4980B or Section 4980D of the Code has been incurred in respect of any Employee Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code.

  Section 2.14. ABSENCE OF LIENS AND ENCUMBRANCES; CONDITION OF EQUIPMENT.

  Individual and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interest in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Individual Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not have a Material Adverse Effect on Individual.

  Section 2.15. ENVIRONMENTAL MATTERS.

    (a) Hazardous Material. Except as would not have a Material Adverse Effect on Individual, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law, to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a "Hazardous Material"), but excluding office and janitorial supplies, are present, as a result of the deliberate actions of Individual or any of its subsidiaries, or, to Individual's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Individual or any of its subsidiaries has at any time owned, operated, occupied or leased.

    (b) Hazardous Material Activities. Except as would not have a Material Adverse Effect on Individual, neither Individual nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the date hereof, nor has Individual or any of its subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively "Hazardous Material Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

    (c) Permits. Individual and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Individual Environmental Permits") necessary for the conduct of Individual's and its subsidiaries' Hazardous Material Activities and other businesses of Individual and its subsidiaries as such activities and businesses are currently being conducted, except where the failure to so hold would not have a Material Adverse Effect on Individual.

    (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to Individual's knowledge, threatened concerning any Individual Environmental Permit, Hazardous Material or any Hazardous Material Activity of Individual or any of its subsidiaries. Individual is not aware of any fact or circumstance which could involve Individual or any of its subsidiaries in any environmental litigation or impose upon Individual or any of its subsidiaries any environmental liability that would have a Material Adverse Effect on Individual.

  Section 2.16. LABOR MATTERS. To Individual's knowledge, there are no activities or proceedings of any labor union to organize any employees of Individual or any of its subsidiaries and there are no strikes, or material slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of Individual or any of its subsidiaries. Individual and its subsidiaries are and have been in compliance with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA (as defined below), WARN or any similar state or local law), except for any noncompliance that would not have a Material Adverse Effect on Individual.

  Section 2.17. AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in
Section 2.17 of the Individual Disclosure Schedule, neither Individual nor any of its subsidiaries is a party to or is bound by:

    (a) any collective bargaining agreements;

    (b) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

    (c) any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by Individual or any of its subsidiaries on thirty (30) days notice without liability, except to the extent general principles of wrongful termination law may limit Individual's or any of its subsidiaries' ability to terminate employees at will;

    (d) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (e) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Individual or any of its subsidiaries and any of its officers or directors;

    (f) any agreement, contract or commitment containing any covenant limiting the freedom of Individual or any of its subsidiaries to engage in any line of business or compete with any person;

    (g) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $100,000 and not cancelable without penalty;

    (h) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

    (i) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

    (j) any joint marketing or development agreement;

    (k) any distribution agreement (identifying any that contain exclusivity provisions); or

    (l) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by Individual or any of its subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate and is not cancelable without penalty within thirty (30) days.

  Neither Individual nor any of its subsidiaries, nor to Individual's knowledge any other party to a Individual Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Individual is a party or by which it is bound of the type described in clauses (a) through (l) above (any such agreement, contract or commitment, a "Individual Contract") in such manner as would permit any other party to cancel or terminate any such Individual Contract, or would permit any other party to seek damages, which would have a Material Adverse Effect on Individual.

  Section 2.18. POOLING OF INTERESTS. To the knowledge of Individual, based on consultation with its independent accountants, neither Individual nor any of its directors, officers or stockholders has taken any action which would interfere with Desktop's ability to account for the Merger as a pooling of interests.

  Section 2.19. CHANGE OF CONTROL PAYMENTS. Section 2.19 of the Individual Disclosure Schedule sets forth each plan or agreement pursuant to which all material amounts may become payable (whether currently or in the future) to current or former officers and directors of Individual as a result of or in connection with the Merger.

  Section 2.20. STATEMENTS; PROXY STATEMENT/PROSPECTUS. The information supplied by Individual for inclusion in the Registration Statement (as defined in Section 2.04(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Individual for inclusion in the proxy statement/prospectus to be sent to the stockholders of Individual and the stockholders of Desktop and in connection with the meeting of Individual's stockholders to consider the approval of this Agreement (the "Individual Stockholders' Meeting") and in connection with the meeting of Desktop's stockholders to consider the approval of this Agreement and the issuance of shares of Desktop Common Stock pursuant to the terms of the Merger (the "Desktop Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Individual's stockholders and Desktop's stockholders, and at the time of the Individual Stockholders' Meeting or the Desktop Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Individual Stockholders' Meeting or the Desktop Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Individual or any of its affiliates, officers or directors should be discovered by Individual which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Individual shall promptly inform Desktop. Notwithstanding the foregoing, Individual makes no representation or warranty with respect to any information supplied by Desktop which is contained in any of the foregoing documents.

  Section 2.21. BOARD APPROVAL. The Board of Directors of Individual has, as of the date of this Agreement, determined (i) that the Merger is fair to, and in the best interests of Individual and its stockholders, and (ii) to recommend that the stockholders of Individual approve this Agreement.

  Section 2.22. FAIRNESS OPINION. Individual has received a written opinion from BancAmerica ROBERTSON STEPHENS, dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to Individual's stockholders from a financial point of view and has delivered to Desktop a copy of such opinion.

  Section 2.23. MINUTE BOOKS. The minute books of Individual made available to counsel for Desktop are the only minute books of Individual and contain a reasonably accurate summary, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Individual.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF DESKTOP

  Desktop hereby represents and warrants to individual that except as set forth in the written disclosure schedule previously delivered by Desktop to Individual (the "Desktop Disclosure Schedule") or pursuant to transactions and agreements contemplated hereby:

  Section 3.01. ORGANIZATION OF DESKTOP. Desktop and each of its material subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Desktop. Desktop has delivered to Individual a true and complete list of all of Desktop's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and Desktop's equity interest therein. Desktop has delivered or made available a true and correct copy of the Certificate of Incorporation and Bylaws of Desktop and similar governing instruments of its material subsidiaries, each as amended to date, to counsel for Individual.

  Section 3.02. DESKTOP CAPITAL STRUCTURE. The authorized capital stock of Desktop consists of 15,000,000 shares of Common Stock, par value $.01 per share, of which there were 8,675,369 shares issued and outstanding as of October 27, 1997 and 1,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares are issued or outstanding. All outstanding shares of the Common Stock of Desktop are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or By-laws of Desktop or any agreement or document to which Desktop is a party or by which it is bound. As of November 2, 1997, Desktop had reserved an aggregate of 1,871,024 shares of Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to Desktop's 1995 Stock Plan, 1989 Stock Option Plan and 1995 Non- Employee Director Stock Option Plan, (collectively, the "Desktop Stock Option Plans"), under which options are outstanding for 899,306 shares. All shares of the Common Stock of Desktop subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.
Section 3.02 of the Desktop Disclosure Schedule lists each outstanding option to acquire shares of the Desktop Common Stock at November 2, 1997, the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the number of shares as to which such option will have vested at such date, the vesting schedule and termination date of such option or warrant and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicate the extent of acceleration, if any. As of November 2, 1997, there were 79 participants in Desktop's Employee Stock Purchase Plan (the "Desktop Employee Stock Purchase Plan") and Desktop had reserved an aggregate of 152,012 shares of Desktop Common Stock, net of purchases, thereunder.

  Section 3.03. OBLIGATIONS WITH RESPECT TO CAPITAL STOCK. Except as set forth in Section 3.02, there are no equity securities of any class of Desktop, or any securities exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except for securities Desktop owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of Desktop, or any security exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 3.02, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements or any character to which Desktop or any of its subsidiaries is a party or by which it is bound obligating Desktop or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of Desktop or any of its subsidiaries or obligating Desktop or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and, to the knowledge of Desktop there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Desktop or with respect to any equity security of any class of any of its subsidiaries.

  Section 3.04. AUTHORITY.

    (a) Desktop has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Desktop has all requisite corporate power and authority to enter into the Desktop Stock Option Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the Desktop Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Desktop, subject only to the approval of the Merger by Desktop's stockholders as contemplated in Section 5.02 and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by each of Desktop and, assuming the due authorization, execution and delivery of this Agreement by Individual, this Agreement constitutes the valid and binding obligation of Desktop, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The Desktop Stock Option Agreement has been duly executed and delivered by Desktop and, assuming the due authorization, execution and delivery of the Desktop Stock Option Agreement by Individual, the Desktop Stock Option Agreement constitutes the valid and binding obligation of Desktop, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement and the Desktop Stock Option Agreement by Desktop do not, and the performance of this Agreement and the Desktop Stock Option Agreement by Desktop will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Desktop or the equivalent organizational documents of any of its other subsidiaries, (ii) to the best knowledge of Desktop, subject to obtaining the approval of the Merger by Desktop's stockholders as contemplated in Section 5.02 and compliance with the requirements set forth in Section 3.04(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Desktop or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Desktop's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Desktop or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Desktop or any of its subsidiaries is a party or by which Desktop or any of its subsidiaries or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Desktop. Section 3.04 of the Desktop Disclosure Schedule lists all material consents, waivers and approvals under any of Desktop's or any of its subsidiaries agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Desktop in connection with the execution and delivery of this Agreement or the Desktop Stock Option Agreement or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) the filing of a Current Report on Form 8-K with the SEC, (v) the listing of the Desktop Common Stock on Nasdaq, (vi) the filing of an amendment to Desktop's Certificate of Incorporation with the Secretary of State of the State of Delaware, (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country and
  (viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a material Adverse Effect on Individual or Desktop or have a Material Adverse Effect on the ability of the parties to consummate the Merger.

  Section 3.05. SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW NOT APPLICABLE. The Board of Directors of Desktop has taken all actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the Stock Option Agreements or to the consummation of the Merger or the other transactions contemplated by this Agreement or the Stock Option Agreements.

  Section 3.06. SEC FILINGS; DESKTOP FINANCIAL STATEMENTS.

    (a) Desktop has filed all forms, reports and documents required to be filed with the SEC since November 1, 1995, and has made available to Individual such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Desktop may file subsequent to the date hereof) are referred to herein as the "Desktop SEC Reports." As of their respective dates, the Desktop SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Sec thereunder applicable to such Desktop SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Desktop's subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Desktop SEC Reports or delivered to Individual representing the financial condition of Desktop as of September 30, 1997 (the "Desktop Financials"), including any Desktop SEC Reports filed after the date hereof until the Closing, (x) complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with

  GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Desktop as of September 30, 1997 is hereinafter referred to as the "Desktop Balance Sheet." Except as disclosed in the Desktop Financials, neither Desktop nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Desktop and its subsidiaries taken as a whole, except liabilities (i) provided for in the Desktop Balance Sheet, or (ii) incurred since the date of the Desktop Balance Sheet in the ordinary course of business consistent with past practices.

    (c) Desktop has heretofore furnished to Individual a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Desktop with the SEC pursuant to the Securities Act or the Exchange Act.

  Section 3.07. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Desktop Balance Sheet through the date of this Agreement, there has not been:
(i) any Material Adverse Effect on Desktop, (ii) any material change by Desktop in its accounting methods, principles or practices, except as required by concurring changes in GAAP, or (ii) any revaluation by Desktop of any of its assets having a Material Adverse Effect on Desktop, including, without limitation, writing down the value of capitalized software or inventory or writing off notes or accounts receivable other than in the ordinary course of business.

  Section 3.08. TAXES. Desktop and each of its subsidiaries has filed all tax returns required to be filed by any of them and has paid (or Desktop has paid on its behalf), or has set up an adequate reserve for the payment of, all material taxes required to be paid as shown on such returns, and the most recent financial statements delivered to Individual reflect an adequate reserve for all material taxes payable by Desktop and its subsidiaries accrued through the date of such financial statements. Except as reasonably would not be expected to have a Material Adverse Effect on Desktop, no deficiencies for any taxes have been proposed, asserted or assessed against Desktop or any of its subsidiaries.

  Section 3.09. INTELLECTUAL PROPERTY.

    (a) Desktop and its subsidiaries own, or have the right to use, sell or license all intellectual property utilized in their respective businesses as presently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "Desktop IP Rights"), except for any failure to own or have the right to use, sell or license that would not have a Material Adverse Effect on Desktop.

    (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any Desktop IP Rights (the "Desktop IP Rights Agreements"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Desktop IP Rights or impair the right of Desktop and its subsidiaries to use, sell or license any Desktop IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not individually or in the aggregate, result in a Material Adverse Effect on Desktop.

    (c) (i) neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Desktop or any of its subsidiaries violates any licenses or agreement between Desktop or any of its subsidiaries and any third party or, to the knowledge of Desktop, infringes any intellectual property right of any other party; and (ii) there is no pending or, to the knowledge of Desktop, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Desktop IP Rights, nor has Desktop received any written notice asserting that any Desktop IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, except, with respect to clauses (i) and (ii), for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on Desktop.

    (d) Desktop has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all Desktop IP Rights.

  Section 3.10. COMPLIANCE; PERMITS; RESTRICTIONS.

    (a) Neither Desktop nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Desktop or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Desktop or any of its subsidiaries is a party or by which Desktop or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not have a Material Adverse Effect on Desktop. Without limiting the foregoing, Desktop is in compliance with all material provisions of its agreements with information providers, including provisions relating to royalty calculations; Individual has not received any notice from any information providers claiming non-compliance with any such agreements. To the knowledge of Desktop, no investigation or review by any governmental or regulatory body or authority is pending or threatened against Desktop or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which would not have a Material Adverse Effect on Desktop. (b) Desktop and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of Desktop and its subsidiaries taken as a whole (collectively, the "Desktop Permits"). Desktop and its subsidiaries are in compliance with the terms of the Desktop Permits, except where the failure to so comply would not have a Material Adverse Effect on Desktop.

  Section 3.11. LITIGATION. As of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Desktop or any of its subsidiaries has received any notice of assertion nor, to Desktop's knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against Desktop or any of its subsidiaries which would have a Material Adverse Effect on Desktop, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

  Section 3.12. BROKERS' AND FINDERS' FEES. Except for fees payable to BT Alex. Brown Incorporated pursuant to an engagement letter dated June 11, 1997 a copy of which has been provided to Individual, Desktop has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  SECTION 3.13. EMPLOYEE BENEFIT PLANS.

    (a) With respect to each material employee benefit plan, program, arrangement and contract (including without limitation, any "employee benefit plan" as defined in Section 3(3) of ERISA) maintained or contributed to by Desktop or any trade or business which is under common control with Desktop within the meaning of Section 414 of the Code (the "Desktop Employee Plans"), Desktop has made available to Individual a true and complete copy of, to the extent applicable, (i) such Desktop Employee Plan, (ii) the most recent annual report (Form 5500), (iii) each trust agreement related to such Desktop Employee Plan, (iv) the most recent summary plan description for each Desktop Employee Plan for which such a description is required, (v) the most recent actuarial report relating to any Desktop Employee Plan subject to Title IV of ERISA and (vi) the most recent IRS determination letter issued with respect to any Desktop Employee Plan.

    (b) Each Desktop Employee Plan which is intended to be qualified under
  Section 401(a) of the Code has received a favorable determination from the IRS governing the provisions of the Tax Reform Act of 1986 stating that such Desktop Employee Plan is so qualified and nothing has occurred since the date such letter that could reasonably be expected to affect the qualified status of such plan. Each Desktop Employee Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law. Neither Desktop nor any ERISA Affiliate of Desktop has incurred or is reasonably expected to incur any material liability under Title IV of ERISA in connection with the termination of any plan covered or previously covered by Title IV of ERISA. No Desktop Employee Plan is a Multiemployer Plan as defined in Section 3(37) of ERISA.

    (c) With respect to the employees and former employees of Desktop, there are no employee post-retirement medical or health plans in effect, except as required by Section 4980B of the Code. No tax under Section 4980B or
  Section 4980D of the Code has been incurred in respect of any Employee Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code.

  SECTION 3.14. ABSENCE OF LIENS AND ENCUMBRANCES; CONDITIONS OF EQUIPMENT. Desktop and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Desktop Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not have a Material Adverse Effect on Desktop.

  Section 3.15. ENVIRONMENTAL MATTERS.

    (a) Hazardous Material. Except as would not have a Material Adverse Effect on Desktop, no underground storage tanks and no Hazardous Materials (but excluding office and janitorial supplies) are present as a result of the deliberate actions of Desktop or any of its subsidiaries, or, to Desktop's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Desktop or any of its subsidiaries has at any time owned, operated, occupied or leased.

    (b) Hazardous Material Activities. Except as would not have a Material Adverse Effect on Desktop, neither Desktop nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the date hereof, nor has Desktop or any of its subsidiaries engaged in any Hazardous Material Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

    (c) Permits. Desktop and its subsidiaries currently holds all environmental approvals, permits, licenses, clearances and consents (the "Desktop Environmental Permits") necessary for the conduct of Desktop's and its subsidiaries' Hazardous Material Activities and other businesses of Desktop and its subsidiaries as such activities and businesses are currently being conducted, except where the failure to so hold would not have a Material Adverse Effect on Desktop.

    (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to Desktop's knowledge, threatened concerning any Desktop Environmental Permits, Hazardous Material or any Hazardous Material Activity of Desktop or any of its subsidiaries. Desktop is not aware of any fact or circumstance which could involve Desktop or any of its subsidiaries in any environmental litigation or impose upon Desktop or any of its subsidiaries any environmental liability that would have a Material Adverse Effect on Desktop.

  Section 3.16. LABOR MATTERS. To Desktop's knowledge, there are no activities or proceedings of any labor union to organize any employees of Desktop or any of its subsidiaries and there are no strikes, or material slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of

Desktop or any of its subsidiaries. Desktop and its subsidiaries are and have been in compliance with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law), except for any noncompliance that would not have a Material Adverse Effect on Desktop.

  Section 3.17. AGREEMENTS, CONTRACTS AND COMMISSIONS. Except as set forth in
Section 3.17 of the Desktop Disclosure Schedule, neither Desktop nor any of its subsidiaries is a party to or is bound by:

    (a) any collective bargaining agreements;

    (b) any bonus, deferred compensation, incentive compensation, pension, profit sharing or retirement plans, or any other employee benefit plans or arrangements;

    (c) any employment or consulting agreement contract or commitment with any officer or director level employee, not terminable by Desktop or any of its subsidiaries on thirty (30) days notice without liability, except to the extent general principles of wrongful termination law may limit Desktop's or any of its subsidiaries' ability to terminate employees at will;

    (d) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which all will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (e) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Desktop or any of its subsidiaries and any of its officers or directors;

    (f) any agreement, contract or commitment containing any covenant limiting the freedom of Desktop or any of its subsidiaries to engage in any line of business or compete with any person;

    (g) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $100,000 and not cancelable without penalty;

    (h) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

    (i) any mortgage, indenture, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

    (j) any joint marketing or development agreement;

    (k) any distribution agreement (identifying any that contain exclusivity provisions);

    (l) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by Desktop or any of its subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate and is not cancelable without penalty within thirty (30) days.

  Neither Desktop nor any of its subsidiaries, nor to Desktop's knowledge any other party to a Desktop Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Desktop is a party or by which it is bound of the type described in clauses (a) through (1) above (any such agreement, contract or commitment, a "Desktop Contract") in such a manner as would permit any other party to cancel or terminate any such Desktop Contract, or would permit any other party to seek damages, which would have a Material Adverse Effect on Desktop.

  Section 3.18. POOLING OF INTERESTS. To the knowledge of Desktop, based on consultation with its independent accountants, neither Desktop nor any of its directors, officers or stockholders has taken any action which would interfere with Desktop's ability to account for the Merger as a pooling of interests.

  Section 3.19. CHANGE OF CONTROL PAYMENTS. Section 3.19 of the Desktop Disclosure Schedule sets forth each plan or agreement pursuant to which all material amounts may become payable (whether currently or in the future) to current or former officers and directors of Desktop as a result of or in connection with the Merger.

  Section 3.20. STATEMENTS; PROXY STATEMENTS/PROSPECTUS. The information supplied by Desktop for inclusion in the Registration Statement (as defined in Section 2.04(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Desktop for inclusion in the Proxy Statement to be sent to the stockholders of Desktop and stockholders of Individual in connection with the Desktop Stockholders' Meeting and in connection with the Individual Stockholders' Meeting shall not, on the date the Proxy Statement is first mailed to Individual's stockholders and Desktop's stockholders and at the time of the Individual Stockholders' Meeting or the Desktop Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Desktop Stockholders' Meeting or the Individual Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Desktop or any of its affiliates, officers or directors should be discovered by Desktop which should be set forth in an amendment to the Regulation Statement or a supplement to the Proxy Statement, Desktop shall promptly inform Individual. Notwithstanding the foregoing, Desktop makes no representation or warranty with respect to any information supplied by Individual which is contained in any of the foregoing documents.

  Section 3.21. BOARD APPROVAL. The Board of Directors of Desktop has, as of the date of this Agreement, determined to recommend that the Stockholders of Desktop approve the issuance of the Desktop Common Stock in the Merger.

  Section 3.22. FAIRNESS OPINION. Desktop has received a written opinion from BT Alex. Brown Incorporated, dated as of the date hereof, to the effect that as of the date hereof, the Merger is fair to Desktop's stockholders from a financial point of view and has delivered to Individual a copy of such opinion.

  Section 3.23. MINUTE BOOKS. The minute books of Desktop made available to counsel for Individual are the only minute books of Desktop and contain a reasonably accurate summary, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Desktop.

                                  ARTICLE IV

                    CONDUCT OF BUSINESS PENDING THE MERGER

  Section 4.01. CONDUCT OF BUSINESS. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Individual (which for the purposes of this Article 4 shall include Individual and each of its subsidiaries) and Desktop (which for the purposes of this Article 4 shall include Desktop and each of its subsidiaries) agree, except (i) in the case of Individual as provided in Article 4 of the Individual Disclosure Schedule and in the case of Desktop as provided in Article 4 of the Desktop Disclosure Schedule, or (ii) to the extent that the other party shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In furtherance of the foregoing and subject to applicable law, Individual and Desktop agree to confer, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of business. In particular, but without limiting the applicability of the foregoing sentence, Desktop and Individual shall use all reasonable efforts, within 30 days after the date hereof, to agree on (i) mutual capital expenditure budgets covering the period prior to the Effective Date and (ii) an employee retention plan which will include provision for severance for any employees whose jobs may be terminated as a result of the Merger. In addition, except in the case of Individual as provided in Article 4 of the Individual Disclosure Schedule and in the case of Desktop as provided in Article 4 of the Desktop Disclosure Schedule, without the prior written consent of the other, neither Individual nor Desktop shall do any of the following, and neither Individual nor Desktop shall permit its subsidiaries to do any of the following:

    (a) amend or otherwise change its Certificate of Incorporation or By-
  Laws;

    (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under the Individual Employee Stock Option Plans, the Desktop Employee Stock Option Plans or the Warrants, as the case may be, or pursuant to rights to purchase shares under the Individual Employee Stock Purchase Plan and the Desktop Employee Stock Purchase Plan, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof); provided, however, that Desktop may continue to grant options pursuant to the Desktop Stock Option Plans without the prior consent of Individual, in amounts not to exceed 1,500 shares per person, and Individual may continue to grant options pursuant to the Individual Stock Option Plans, without the prior written consent of Desktop, in amounts not to exceed 3,000 shares per person.

    (c) sell, pledge, dispose of or encumber any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

    (d) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options granted under the Individual Employee Plans or the Desktop Employee Plans (including the Individual Stock Option Plans, the Desktop Stock Option Plans, the Individual Employee Stock Purchase Plan and the Desktop Employee Stock Purchase Plan) or the Warrants or authorize cash payments in exchange for any options granted under any of such plans;

    (e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

    (f) sell, transfer, license, sublicense or otherwise dispose of any Individual IP Rights or Desktop IP Rights, as the case may be, or amend or modify any existing agreements with respect to any Individual IP Rights, Individual IP Rights Agreements, Desktop IP Rights or Desktop IP Rights Agreements, as the case may be, other than nonexclusive object and source code licenses in the ordinary course of business consistent with past practice;

    (g) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of its subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole (except pursuant to a capital expenditure budget approved in writing by both parties); or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this
  Section 4.01(g);

    (h) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees who are not officers in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis) or other employee, or establish, adopt, enter into or amend any Employee Plan;

    (i) take any action, other than as required by GAAP, to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, capitalization of software development costs, payments of accounts payable and collection of accounts receivable);

    (j) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax, except to the extent the amount of any such settlement has been reserved for on its most recent SEC Report;

    (k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Individual or Desktop, as the case may be, or incurred in the ordinary course of business and consistent with past practice;

    (1) except as may be required by law, take any action to terminate or amend any of its Employee Plans other than in connection with the Merger;

    (m) Take or allow to be taken or fail to take any act or omission which would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes under GAAP; or

    (n) enter into any material partnership arrangements, joint development agreements or strategic alliances;

    (o) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.01(a) through (n) above, or any action which would make any of the representations or warranties of Individual or Desktop, as the case may be, contained in this Agreement untrue or incorrect or prevent Individual or Desktop, as the case may be, from performing or cause Individual or Desktop, as the case may be, not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

  If either party wishes to obtain the consent of the other to take actions for which prior consent is required pursuant to this Section 4.01, such party shall request such consent in writing by telecopy to the attention of the Chief Executive Officer and the Chief Financial Officer of the other party. A consent signed by either such officer shall be deemed sufficient for purposes hereof. In addition, if the party receiving such a request does not respond in writing (which may include an e-mailed response) to such request within 5 business days after the date the request is telecopied, the receiving party shall be deemed to have consented to the requested action for all purposes of this Agreement.

  Section 4.02. NO SOLICITATION.

    (a) Restrictions on Individual

      (i) Except as set forth in section 4.02(a) of the Individual Disclosure Schedule, without the prior written consent of Desktop, Individual shall not, directly or indirectly, through any officer, director, employee, representative or agent of Individual or any of its subsidiaries, solicit or encourage (including by way of furnishing information) the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Individual or any subsidiaries of Individual (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"); provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of Individual from referring any third party to this Section 4.02(a). Nothing contained in this Section 4.02(a) or any other provision of this Agreement shall prevent the Board of Directors of Individual from considering, and recommending to the stockholders of Individual an unsolicited bona fide written Acquisition Proposal which the Board of Directors of Individual determines in good faith (after consultation with its financial advisors, and after receiving a written opinion of outside counsel to the effect that the Board of Directors is required to do so in order to discharge properly its fiduciary duties) would result in a transaction more favorable to Individual's stockholders from a financial point of view than the transaction contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a "Individual Superior Proposal").

      (ii) Individual shall immediately notify Desktop after receipt of any Acquisition Proposal or any request for nonpublic information relating to Individual or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Individual or any subsidiary by any person or entity that informs the Board of Directors of Individual or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Desktop shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

      (iii) If the Board of Directors of Individual receives a request for material nonpublic information by a party who makes a bona fide Acquisition Proposal and the Board of Directors of Individual determines that such proposal, if consummated pursuant to its terms, would be a Superior Proposal, then, and only in such case, Individual may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between Individual and Desktop, provide such party with access to information regarding Individual.

      (iv) Individual shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Desktop) conducted heretofore with respect to any of the foregoing. Individual agrees not to release any third party from any confidentiality or standstill agreement to which Individual is a party.

      (v) Individual shall ensure that the officers, directors and employees of Individual and its subsidiaries and any investment banker or other advisor or representative retained by Individual are aware of the restrictions described in this Section, and shall be responsible for any breach of this Section 4.02(a) by such bankers, advisors and representatives.

    (b) Restrictions on Desktop

      (i) Except as set forth in Section 4.02(b) of the Desktop Disclosure Schedule, without the prior written consent of Individual, Desktop shall not, directly or indirectly, through any officer, director, employee, representative or agent of Desktop or any of its subsidiaries, solicit or encourage (including by way of furnishing information) the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Desktop or any subsidiaries of Desktop(any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"); provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of Desktop from referring any third party to this Section 4.02(b). Nothing contained in this Section 4.02(b) or any other provision of this Agreement shall prevent the Board of Directors of Desktop from considering, and recommending to the stockholders of Desktop an unsolicited bona fide written Acquisition Proposal which the Board of Directors of Desktop determines in good faith (after consultation with its financial advisors, and after receiving a written opinion of outside counsel to the effect that the Board of Directors is required to do so in order to discharge properly its fiduciary duties) would result in a transaction more favorable to Desktop's stockholders from a financial point of view than the transaction contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a "Desktop Superior Proposal").

      (ii) Desktop shall immediately notify Individual after receipt of any Acquisition Proposal or any request for nonpublic information relating to Desktop or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Desktop or any subsidiary by any person or entity that informs the Board of Directors of Desktop or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Individual shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contract.

      (iii) If the Board of Directors of Desktop receives a request for material nonpublic information by a party who makes a bona fide Acquisition Proposal and the Board of Directors of Desktop determines that such proposal, if consummated pursuant to its terms, would be a Superior Proposal, then, and only in such case, Desktop may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between Desktop and Individual, provide such party with access to information regarding Desktop.

      (iv) Desktop shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Individual) conducted heretofore with respect to any of the foregoing. Desktop agrees not to release any third party from any confidentiality or standstill agreement to which Desktop is a party.

      (v) Desktop shall ensure that the officers, directors and employees of Desktop and its subsidiaries and any investment banker or other advisor or representative retained by Desktop are aware of the restrictions described in this Section, and shall be responsible for any breach of this Section 4.02(b) by such bankers, advisors and representatives.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  Section 5.01. PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT; OTHER FILINGS. As promptly as practicable after the execution of this Agreement, Individual and Desktop will prepare, and file with the SEC, the Proxy Statement and Desktop will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of Individual and Desktop will respond to any comments of the SEC, will use its best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and will cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time. As promptly as practicable after the date of this Agreement, Individual and Desktop will prepare and file any other filings required under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each party will notify the other party promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filing. The Proxy Statement, the Registration Statement and the Other Filings will comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, Individual or Desktop, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Individual and Desktop, such amendment or supplement. The Proxy Statement will also include the recommendations of (i) the Board of Directors of Individual in favor of approval of this Agreement and the Merger (except that the Board of Directors of Individual may withdraw, modify or refrain from making such recommendation if the Board receives an opinion of counsel that the Board's fiduciary duties under applicable law require it to do so), and (ii) the Board of Directors of Desktop in favor of the issuance of shares of Desktop Common Stock in the Merger, the change of Desktop's name and an increase in the number of authorized shares of capital stock (except that the Board of Directors of Desktop may withdraw, modify or refrain from making such recommendations if the Board receives an opinion of counsel that the Board's fiduciary duties under applicable law require it to do so).

  Section 5.02. MEETINGS OF STOCKHOLDERS. Promptly after the date hereof, Individual will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Individual Stockholders' Meeting to be held as promptly as practicable, and in any event within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement. Individual will consult with Desktop and use its commercially reasonable efforts to hold the Individual Stockholders' Meeting on the same day as the Desktop Stockholders' Meeting. Promptly after the date hereof, Desktop will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Desktop Stockholders' Meeting to be held as promptly as practicable, and in any event within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of (i) voting upon this Agreement, (ii) the issuance of shares of Desktop Common Stock by virtue of the Merger, (iii) the increase in the number of authorized shares of capital stock, and (iv) the change of the name of the Surviving Corporation to "NewsEDGE Corporation." Desktop will consult with Individual and will use its commercially reasonable efforts to hold the Desktop Stockholders' Meeting on the same day as the Individual Stockholders' Meeting. Desktop and Individual will each use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the foregoing proposals and to take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of the National Association of Securities Dealers, Inc. or Delaware Law to obtain such approvals, except to the extent that the Board of Directors of such party determines that doing so would cause the Board of Directors of such party to breach its fiduciary duties under applicable law.

  Section 5.03. ACCESS TO INFORMATION; CONFIDENTIALITY.

    (a) Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, Individual and Desktop shall each (and shall cause each of their subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, Individual and Desktop each shall (and shall cause each of their subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either party may reasonably request. Each party shall keep such information confidential in accordance with the terms of the currently effective confidentiality and standstill agreement (the "Confidentiality Agreement") between Desktop and Individual.

    (b) Individual shall provide to Desktop and Desktop shall provide to Individual promptly as available drafts of their respective Forms 10-Q for the quarter ended September 30, 1997.

  Section 5.04. CONSENTS; APPROVALS. Individual and Desktop shall each use their best efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals), and Individual and Desktop shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by Individual and Desktop and the consummation by them of the transactions contemplated hereby. Individual and Desktop shall furnish all information required to be included in the Proxy Statement and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any United States, or foreign governmental body in connection with the transactions contemplated by this Agreement.

  Section 5.05. STOCK OPTIONS AND WARRANTS.

    (a) At the Effective Time, Individual's obligations with respect to each outstanding option or warrant to purchase Shares of Individual Common Stock (each, a "Individual Option") under Individual's Stock Option Plans or pursuant to the Warrants whether vested or unvested, will be assumed by Desktop. Each Individual Option so assumed by Desktop under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in Individual's Employee Stock Option Plans, the agreement or Warrant pursuant to which such Individual Option was issued as in effect immediately prior to the Effective Time, except that (i) such Individual Option will be exercisable for that number of Shares of Desktop Common Stock equal to the product of the number of Shares of Individual Common Stock that were purchasable under such Individual Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number of Shares of Desktop Common Stock, and (ii) the per share exercise price for the shares of Desktop Common Stock issuable upon exercise of such assumed Individual Option will be equal to the quotient determined by dividing the exercise price per share of Individual Common Stock at which such Individual Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

    (b) It is the intention of the parties that Individual Options assumed by Desktop qualify following the Effective Time as incentive stock options as defined in the Code ("ISO's") to the extent such Individual Options qualified as ISO's prior to the Effective Time.

    (c) After the Effective Time, Desktop will issue to each holder of an outstanding Individual Option a document evidencing the foregoing assumption by Desktop.

    (d) Desktop will reserve sufficient shares of Desktop Common Stock for issuance under this Section 5.05 hereof.

  Section 5.06. INDIVIDUAL EMPLOYEE STOCK PURCHASE PLAN.

    (a) Individual shall use all reasonable efforts, to the extent permitted by law and the provisions of the Individual Employee Stock Purchase Plan (including the amendment provision thereof) to cause the exercise date (as such term is used in the Individual Employee Stock Purchase Plan) applicable to the then current offering period (as such term is used in the Individual Employee Stock Purchase Plan) to be the last trading day on which the shares of Individual Common Stock are traded on Nasdaq immediately prior to the Effective Time (the "Final Individual Purchase Date"); provided, that, such change in the Purchase Date shall be conditioned upon the consummation of the Merger. On the Final Individual Purchase Date, Individual shall apply the funds credited as of such date under the individual stock purchase plan within each participant's payroll withholdings account to the purchase of whole shares of Individual Common Stock in accordance with the terms of the Individual Employee Stock Purchase Plan. the cost to each participant in the Individual Stock Purchase Plan for shares of Individual Common Stock shall be the lower of 85% of the average market price of individual Common Stock on Nasdaq on (i) the first day of the then current offering period or (ii) the Final Individual Purchase Date, in either event rounded up to the nearest quarter.

    (b) Desktop shall use all reasonable efforts to amend Desktop's Employee Stock Purchase Plan so that Employees of Individual as of the Effective Time shall be permitted to participate in Desktop's Employee Stock Purchase Plan commencing on the first enrollment date following the Effective Time, subject to compliance with the eligibility provisions of such plan (with employees receiving credit, for purposes of such eligibility provisions, for service with Individual).

    (c) It is the intention of the parties that notwithstanding anything contained in this Agreement, the exercise price, the number of shares purchasable and the terms and conditions applicable to any adjustments to the Individual Employee Stock Purchase Plan and any employee stock purchase plan maintained by Desktop shall be determined so as to comply with Sections 423 and 424 of the Code and the regulations promulgated thereunder (specifically the provisions of Code Section 424(a) and 424(h)(3)(A) and Treasury Regulation SECTION 1.425-1) such that the arrangement implemented under the Individual Employee Stock Purchase Plan by reason of the Merger not constitute a "modification."

    (d) Desktop will reserve sufficient shares of Desktop Common Stock for issuance under Section 5.06 hereof.

  Section 5.07. INDIVIDUAL AFFILIATE AGREEMENT. Set forth in Section 5.07 of the Individual Disclosure Schedule is a list of those persons who may be deemed to be, in Individual's reasonable judgment, affiliates of Individual within the meaning of Rule 145 promulgated under the Securities Act (a "Individual Affiliate"). Individual will provide Desktop with such information and documents as Desktop reasonably requests for purposes of reviewing such list. Individual will use its best efforts to deliver or cause to be delivered to Desktop prior to the Closing Date from each Individual Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit E (the "Individual Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Desktop will be entitled to place appropriate legends on the certificate evidencing any Desktop Common Stock to be received by a Individual Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Desktop Common Stock, consistent with the terms of the Individual Affiliate Agreement.

  Section 5.08. DESKTOP AFFILIATE AGREEMENT. Set forth on Section 5.08 of the Desktop Disclosure Schedule is a list of those persons who may be deemed to be, in Desktop's reasonable judgment, affiliates of Desktop within the meaning of Rule 145 promulgated under the Securities Act (a "Desktop Affiliate"). Desktop will provide Individual with such information and documents as Individual reasonably requests for purposes of reviewing such list. Desktop will use its best efforts to deliver or cause to be delivered to Individual prior to the Closing Date from each Desktop Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit F (the "Desktop Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time.

  Section 5.09. INDEMNIFICATION AND INSURANCE.

    (a) From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of Individual which exist prior to the date hereof to indemnify Individual's present and former directors and officers and their heirs, executors and assigns. The Certificate of Incorporation and By-laws of the Surviving Corporation will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and By-laws of Individual, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Individual, unless such modification is required by law.

    (b) After the Effective Time the Surviving Corporation will, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-laws, indemnify and hold harmless, each present or former director or officer of Individual or any of its subsidiaries and his or her heirs, executors and assigns (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director, officer, employee or agent of Individual occurring prior to the Effective Time (including without limitation actions or omissions relating to the Merger) for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time will be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Indemnified Parties as group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

    (c) For a period of six years after the Effective Time, the Surviving Corporation will use all commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Individual's Directors, Officers and Company Liability insurance policies on terms comparable to those applicable to the current directors of Individual; provided, however, that in no event will the Surviving Corporation be required to expend per year an amount in excess of two times the annual premium currently paid by Desktop for its directors and officers' liability insurance coverage.

    (d) Individual shall use best efforts, after consultation with Desktop, to negotiate and secure a "tail" on its existing Directors, Officers and Company Liability insurance policies for a period of one year, at a total cost not to exceed $300,000.

    (e) This Section 5.09 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Individual, the Surviving Corporation and the Indemnified Parties, and will be binding on all successors and assigns of the Surviving Corporation.

  Section 5.10. NOTIFICATION OF CERTAIN MATTERS. Individual shall give prompt notice to Desktop, and Desktop shall give prompt notice to Individual, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of Individual or Desktop, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 6.02(a) and 6.03(a) unless the failure to give such notice results in material prejudice to the other party.

  Section 5.11. FURTHER ACTION/TAX TREATMENT. Upon the terms and subject to the conditions hereof, each of the parties hereto in good faith shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. Each of Desktop and Individual shall use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368 of the Code.

  Section 5.12. PUBLIC ANNOUNCEMENTS. Desktop and Individual shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law or the National Association of Securities Dealers, Inc. if it has used all reasonable efforts to consult with the other party.

  Section 5.13. LISTING OF DESKTOP COMMON STOCK. Desktop shall use its reasonable best efforts to cause the shares of Desktop Common Stock to be issued in the Merger to be approved for listing on Nasdaq prior to the Effective Time.

  Section 5.14. CONVEYANCE TAXES. Desktop and Individual shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

  Section 5.15. ACCOUNTANTS' LETTERS. Upon reasonable notice from Desktop, Individual shall use its best efforts to cause Coopers & Lybrand, LLP to deliver to Desktop a letter covering such matters as are requested by Desktop and as are customarily addressed in accountant's "comfort" letters.

  Section 5.16. POOLING ACCOUNTING TREATMENT. Each of Desktop and Individual agree not to take any action that would adversely affect the ability of Desktop to treat the Merger as a pooling of interests under GAAP.

  Section 5.17. THIRD PARTY CONSENTS. As soon as practicable following the date hereof, Desktop and Individual will each use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

  Section 5.18. TAX-FREE REORGANIZATION. Desktop and Individual will each use its commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368 of the Code. Desktop and Individual will each make available to the other party and their respective legal counsel copies of all returns requested by the other party.

  Section 5.19. BOARD OF DIRECTORS OF DESKTOP. The Board of Directors of Desktop shall recommend to the stockholders of Desktop and shall use all other reasonable efforts to take all actions necessary

(i) to cause the Board of Directors of the Surviving Corporation, immediately after the Effective Time, to consist of seven (7) persons, four (4) of whom shall have served on the Board of Directors of Desktop immediately prior to the Effective Time (the "Former Desktop Directors"), and three (3) of whom (selected by the Chief Executive Officer of Individual and approved by the Chief Executive Officer of Desktop) shall have served on the Board of Directors of Individual immediately prior to the Effective Time (the "Former Individual Directors") and (ii) to constitute the Board of Directors of Desktop so that two Former Desktop Directors and one Former Individual Director shall be in the class of directors whose terms expire at the Annual Meeting of Stockholders for the third year after the Effective Date, one Former Desktop Director and one Former Individual Director shall be in the class whose term expires two years after the Effective Date, and one Former Desktop Director and one Former Individual Director shall be in the class whose term expires at the Annual Meeting one year after the Effective Date. If, prior to the Effective Time, any of the Individual or Desktop designees shall decline or be unable to serve as a Individual or Desktop director, Individual (if such person was designated by Individual) or Desktop (if such person was designated by Desktop) shall designate another person to serve in such person's stead, which person shall be reasonably acceptable to the other party.

  Section 5.20. OFFICERS OF DESKTOP. At the Effective Time, Donald L. McLagan will continue to serve as the Chief Executive Officer, Chairman and President of the Surviving Corporation, Edward R. Siegfried will continue to serve as the Chief Financial Officer and Vice President-Finance and Operations of the Surviving Corporation and Michael E. Kolowich will become the Vice-Chairman of the Surviving Corporation.

  Section 5.21. CHANGE OF NAME. Subject to the last sentence of Section 5.01 hereof, at the Desktop Stockholders' Meeting Desktop shall propose and recommend that its Certificate of Incorporation be amended at the Effective Time to change its name to "NewsEDGE Corporation."

  Section 5.22. FORM S-8. Desktop agrees to file a registration statement on Form S-8 for the shares of Desktop Common Stock issuable with respect to assumed Individual Stock Options no later than two (2) business days after the Closing Date.

                                  ARTICLE VI

                           CONDITIONS TO THE MERGER

  Section 6.01. CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement shall have been initiated or, to the knowledge of Desktop or Individual, threatened by the SEC;

    (b) Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been approved and adopted, by the requisite vote, under applicable law, by the stockholders of Individual and Desktop, respectively; and the issuance of shares of Desktop Common Stock by virtue of the Merger shall have been approved by the requisite vote under the rules of the National Association of Securities Dealers, Inc. by the Stockholders of Desktop.

    (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal;

    (d) Tax Opinions. Desktop and Individual shall have received substantially identical written opinions of Testa, Hurwitz & Thibeault, LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. respectively, in form and substance reasonably satisfactory to them to the effect that the Mergers will constitute a reorganization within the meaning of Section 368 of the Code.

    (e) Nasdaq Listing. The Desktop Common Stock shall have been approved for listing, subject to notice of issuance, on Nasdaq.

    (f) Opinion of Accountants. Each of Desktop and Individual shall have received letters from each of Arthur Andersen LLP and Coopers & Lybrand, LLP, each dated within two (2) business days prior to the Effective Time, regarding those firms' concurrence with Desktop managements' and Individual managements' conclusions as to the appropriateness of pooling of interest accounting for the Merger under Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement.

  Section 6.02. ADDITIONAL CONDITIONS TO OBLIGATIONS OF DESKTOP. The obligations of Desktop to effect the Merger are also subject to the following conditions:

    (a) Representations and Warranties. The representations and warranties of Individual contained in this Agreement (together with the Individual Disclosure Schedule) shall be true and correct in all respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Agreement,
  (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) or
  (iii) failures to be true and correct that would not have a Material Adverse Effect on Individual; and Desktop shall have received a certificate to such effect signed by the President and Chief Financial Officer of Individual;

    (b) Agreements and Covenants. Individual shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except to the extent any such non-performance or non-compliance would not have a Material Adverse Effect on Individual, and Desktop shall have received a certificate to such effect signed by the President and Chief Financial Officer of Individual;

    (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Individual for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Individual;

    (d) Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Desktop from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Desktop or any of its subsidiaries of all or a material portion of the business or assets of Desktop or any of its subsidiaries, or seeking to compel Desktop or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Desktop or any of its subsidiaries, as a result of the Merger or the transactions contemplated by this Agreement;

    (e) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, results of operations or financial condition of Individual or any subsidiary of Individual having or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

    (f) Affiliate Agreements. Desktop shall have received from each person who is identified in Section 5.07 of the Individual Disclosure Schedule as an "affiliate" of Individual an Affiliate Agreement, and each such Affiliate Agreement shall be in full force and effect;

    (g) Legal Opinion. Desktop shall have received a legal opinion from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to Individual, in a form reasonably acceptable to Desktop;

    (h) Transfer of Material Agreements. Individual shall have received all consents and approvals required to the Merger under Individual's agreements with Reuters NewMedia, Inc. and Netscape Communications, Inc.

  Section 6.03. ADDITIONAL CONDITIONS TO OBLIGATIONS OF INDIVIDUAL. The obligation of Individual to effect the Merger is also subject to the following conditions:

    (a) Representations and Warranties. The representations and warranties of Desktop contained in this Agreement (together with the Desktop Disclosure Schedule) shall be true and correct in all respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and
  (iii) failures to be true and correct that would not have a Material Adverse Effect on Desktop; and Individual shall have received a certificate to such effect signed by the President and Chief Financial Officer of Desktop;

    (b) Agreements and Covenants. Desktop shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except to the extent any such non-performance or non-compliance would not have a Material Adverse Effect on Desktop, and Individual shall have received a certificate to such effect signed by the President and Chief Financial Officer of Desktop;

    (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Desktop for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by Desktop; and

    (d) Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Individual from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Individual or any of its subsidiaries of all or a material portion of the business or assets of Individual or any of its subsidiaries, or seeking to compel Individual or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Individual or any of its subsidiaries, as a result of the Merger or the transactions contemplated by this Agreement;

    (e) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, results of operations or financial condition of Desktop or any subsidiary of Desktop having or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

    (f) Affiliate Agreements. Individual shall have received from each person who is identified in Section 5.08 of the Desktop Disclosure Schedule as an "affiliate" of Desktop an Affiliate Agreement, and each such Affiliate Agreement shall be in full force and effect;

    (g) Legal Opinion. Individual shall have received a legal opinion from Testa, Hurwitz & Thibeault, LLP, counsel to Desktop, in a form reasonably acceptable to Individual.

    (h) Consent. Desktop shall have received all consents and approvals required to the Merger under Desktop's agreement with Reuters, Inc.

                                  ARTICLE VII

                                  TERMINATION

  Section 7.01. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Individual and Desktop:

    (a) by mutual written consent duly authorized by the Boards of Directors of Desktop and Individual; or

    (b) by either Desktop or Individual if the Merger shall not have been consummated by April 30, 1998 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

    (c) by either Desktop or Individual if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

    (d) by either Desktop or Individual, if the required approvals of the stockholders of Desktop or Individual contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the requisite vote upon a vote taken as a meeting of stockholders convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement); or

    (e) by Desktop, if the Board of Directors of Individual shall have withheld, withdrawn or modified in a manner adverse to Desktop its recommendation in favor of the Merger; or

    (f) by Individual, if the Board of Directors of Desktop shall have withheld, withdrawn or modified in a manner adverse to Individual its recommendation in favor of the Merger; or

    (g) by Desktop or Individual, upon a breach of any, covenant or agreement on the part of Individual or Desktop, respectively, set forth in this Agreement, in either case, such that the conditions set forth in Section 6.02(b), or Section 6.03(b), would not be satisfied (a "Terminating Breach"), provided that, if such Terminating Breach is curable prior to the expiration of 5 days from its occurrence (but in no event later than April 30, 1998) by Desktop or Individual, as the case may be, through the exercise of its reasonable best efforts and for so long as Desktop or Individual, as the case may be, continues to exercise such reasonable best efforts, neither Individual nor Desktop, respectively, may terminate this Agreement under this Section 7.01(g) unless such 5-day period expires without such Terminating Breach having been cured; or

    (h) by either Individual or Desktop, if Individual shall have accepted a Individual Superior Proposal or if the Board of Directors of Individual recommends a Individual Superior Proposal to the stockholders of Individual; or

    (i) by either Desktop or Individual, if Desktop shall have accepted a Desktop Superior Proposal or if the Desktop Board of Directors recommends a Desktop Superior Proposal to the stockholders of Desktop; or

    (j) by Individual, if there shall have occurred any Material Adverse Effect with respect to Desktop since the date of this Agreement; or

    (k) by Desktop, if there shall have occurred any Material Adverse Effect with respect to Individual since the date of this Agreement; or

    (l) by either Desktop or Individual, if the SEC determines that Desktop may not account for the Merger as a pooling of interests; or

    (m) by either Desktop or Individual, if any representation or warranty on the part of the other party set forth in this Agreement proves to have been untrue on the date hereof, if such failure to be true is reasonably likely to have a Material Adverse Effect.

  Section 7.02. NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.01 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.02, 7.03 and
8.01 hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with its terms.

  Section 7.03. FEES AND EXPENSES.

    (a) Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Desktop and Individual shall share equally all fees and expenses incurred in relation to the preparation, printing and filing of the Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

    (b) Individual shall pay Desktop a fee of $3,500,000, plus actual, documented and reasonable out-of-pocket expenses of Desktop relating to the transactions contemplated by this Agreement (including but not limited to, fees and expenses of Desktop's counsel, accountants and financial advisors) upon the earliest to occur of the following events:

      (i) the termination of this Agreement by Desktop pursuant to Section 7.01(e), 7.01 (g) or 7.01(m); or

      (ii) the termination of this Agreement by Desktop or Individual pursuant to Section 7.01(h); or

      (iii) the termination of this Agreement by Individual or Desktop pursuant to Section 7.01(d) as a result of the failure to receive the requisite vote for approval and adoption by the stockholders of Individual at the Individual Stockholders' Meeting, if Individual subsequently enters into an Alternative Transaction; or

      (iv) the delivery of information by Individual to a Third Party (as defined in paragraph (d) below) or described in Section 4.02(a)(iii) hereof.

    (c) Desktop shall pay Individual a fee of $3,500,000, plus actual, documented and reasonable out-of-pocket expenses of Individual relating to the transactions contemplated by this Agreement (including but not limited to, fees and expenses of Individual's counsel, accountants and financial advisors) upon the earliest to occur of the following events:

      (i) the termination of this Agreement by Individual pursuant to
    Section 7.01(f), 7.01(g) or 7.01(m); or

      (ii) the termination of this Agreement by Desktop or Individual pursuant to Section 7.01(i); or

      (iii) the termination of this Agreement by Individual or Desktop pursuant to Section 7.01(d) as a result of the failure to receive the requisite vote for approval and adoption by the stockholders of Desktop at the Desktop Stockholders' Meeting, if Desktop subsequently enters into an Alternative Transaction; or

      (iv) the delivery of information by Desktop to a Third Party as described in Section 4.02(b)(iii) hereof.

    (d) As used herein, "Alternative Transaction" means (i) a transaction pursuant to which any person (or group of persons) other than Desktop or its affiliates or Individual or its affiliates, as the case may be (a "Third Party"), acquires more than 50 percent of the outstanding shares, whether from Individual or Desktop, as the case may be, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Individual or Desktop, as the case may be, pursuant to which any Third Party acquires more than 50 percent of the outstanding equity securities of Individual or Desktop, as the case may be, or the entity surviving such merger or business combination or (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of Individual or Desktop, as the case may be, or of the entity surviving any merger or business combination including any of them) of Individual or Desktop, as the case may be, and its subsidiaries having a fair market value equal to more than 50 percent of the fair market value of all the assets of Individual or Desktop, as the case may be, and its subsidiaries, taken as a whole, immediately prior to such transaction).

    (e) The fee payable pursuant to Sections 7.03(b)(i), (ii) and (iv) and 7.03(c)(i), (ii), (iv) shall be paid within one business day after the first to occur of the events described in Sections 7.03(b)(i), (ii) and
  (iv) and 7.03(c)(i), (ii) and (iv), as the case may be. The fee payable pursuant to Sections 7.03(b)(iii) and 7.03(c)(iii) shall be paid on the date of the closing of the Alternative Transaction giving rise to such fee, provided, however, that no fee shall be payable unless the party entering into an Alternative Transaction has completed or agreed to complete such Alternative Transaction within six months of termination of this Agreement.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

  Section 8.01. EFFECTIVENESS OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. Any disclosure made with reference to one or more sections of the Individual Disclosure Schedule or the Desktop Disclosure Schedule shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided such relevance is reasonably apparent. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section 7.01, as the case may be, except that the agreements set forth in Sections 5.05, 5.06, 5.09, 5.19 and 5.22 shall survive the Effective Time indefinitely and those set forth in Sections 5.03 and 7.03 shall survive termination indefinitely. The Confidentiality Agreement shall remain in full force and effect and shall survive termination of this Agreement as provided therein.

  Section 8.02. NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally, three days after being sent by registered or certified mail (postage prepaid, return receipt requested), one day after dispatch by recognized overnight courier (provided delivery is confirmed by the carrier) and upon transmission by telecopy, confirmed received, to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address):

    (a)If to Desktop:
              Desktop Data, Inc.
              80 Blanchard Road
              Burlington, MA 01803
              Attn: Donald L. McLagan

      With a copy to:

              Testa, Hurwitz & Thibeault, LLP
              High Street Tower
              125 High Street
              Boston, MA 02110
              Attn: Lawrence S. Wittenberg, Esq.

    (b)If to Individual:

              Individual, Inc.
              8 New England Executive Park West
              Burlington, MA 01803
              Attn: Michael E. Kolowich

      With a copy to:

              Mintz, Levin, Cohn, Glovsky and Popeo, P.C.
              One Financial Center
              Boston, MA 02110
              Attn: Jonathan L. Kravetz, Esq.

  Section 8.03. CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

    (a) "affiliates" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person, including, without limitation, any partnership or joint venture in which Individual or Desktop, as the case may be, (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 10 percent or more;

    (b) "business day" means any day other than a day on which banks in Boston are required or authorized to be closed;

    (c) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

    (d) "subsidiary" or "subsidiaries" of Individual, the Surviving Corporation, Desktop or any other person means any corporation, partnership, joint venture or other legal entity of which Individual, the Surviving Corporation, Desktop or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

  Section 8.04. AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of Individual and Desktop, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

  Section 8.05. WAIVER. At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound

  Section 8.06. HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 8.07. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  Section 8.08. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

  Section 8.09. ASSIGNMENT. No party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.

  Section 8.10. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.08 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties).

  Section 8.11. FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

  Section 8.12. GOVERNING LAW. This agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware.

  Section 8.13. COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

  IN WITNESS WHEREOF, Desktop and Individual have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          DESKTOP DATA, INC.

                                                   /s/ Donald L. McLagan
                                          By: _________________________________
                                             Donald L. McLagan
                                             President and Chief Executive
                                             Officer

                                          INDIVIDUAL, INC.

                                                  /s/ Michael E. Kolowich
                                          By: _________________________________
                                             Michael E. Kolowich
                                             President and Chief Executive
                                             Officer

      AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
                BETWEEN DESKTOP DATA, INC. AND INDIVIDUAL, INC.

                              W I T N E S S E T H

  WHEREAS, Desktop Data, Inc. ("Desktop") and Individual, Inc. ("Individual") entered into an Agreement and Plan of Merger and Reorganization dated as of November 2, 1997 (the "Agreement"); and

  WHEREAS, both parties to the Agreement desire to amend Section 3.22 of the Agreement; and

  WHEREAS, other capitalized terms used herein without definition shall have the respective meaning ascribed to them in the Agreement;

  NOW THEREFORE, Desktop and Individual intending to be legally bound hereby agree as follows:

1. Section 3.22 of the Agreement shall be restated in its entirety to read as follows:

  "Section 3.22. FAIRNESS OPINION. Desktop has received a written opinion from BT Alex. Brown Incorporated, dated as of the date of the Agreement, to the effect that as of the date of the Agreement, the Exchange Ratio is fair from a financial point of view, to Desktop and has delivered to Individual a copy of such opinion."

2. This Amendment constitutes the entire agreement between the parties as to its subject matter, and supersedes and terminates all proposals, agreements or understandings, written or oral, and all other communications between the parties, relating to the subject matter of this Amendment.

3. No provision of this Amendment shall be waived, amended, modified, superseded, canceled, terminated, renewed or extended except in a written instrument signed by the parties hereto.

4. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware.

5. This Agreement may be executed in duplicate counterparts, which, when taken together, shall constitute one instrument and each of which shall be deemed to be an original instrument.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

  IN WITNESS WHEREOF, parties have executed this Agreement as of the 15th day of January, 1998.

                                          DESKTOP DATA, INC.

                                          BY: /s/ Edward R. Siegfried
                                             -------------------------------
                                          Name: Edward R. Siegfried
                                          Title:  Vice President--Finance and
                                           Chief
                                               Financial Officer

                                          INDIVIDUAL, INC.

                                          BY: /s/ Robert L. Lentz
                                             -------------------------------
                                          Name: Robert L. Lentz
                                          Title: Senior Vice President,
                                           Finance and
                                               Administration and Chief
                                                Financial Officer

                                                                        ANNEX B

                            STOCK OPTION AGREEMENT

  THIS STOCK OPTION AGREEMENT dated as of November 2, 1997 (the "Agreement") is entered into by and between Desktop Data, Inc., a Delaware corporation ("Desktop"), and Individual, Inc., a Delaware corporation ("Individual").

                                R E C I T A L S

  WHEREAS, concurrently with the execution and delivery of this Agreement, Desktop and Individual are entering into an Agreement and Plan of Reorganization (the "Merger Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Individual will be merged with and into Desktop (the "Merger") with Desktop continuing as the surviving corporation; and

  WHEREAS, as a condition to Desktop's willingness to enter into the Merger Agreement, Desktop has requested that Individual agree, and Individual has so agreed, to grant to Desktop an option to acquire shares of Individual's Common Stock upon the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

                                   AGREEMENT

1. GRANT OF OPTION

  Individual hereby grants to Desktop an irrevocable option (the "Option") to acquire up to 3,249,779 shares (the "Option Shares") of the Common Stock, par value $.01 per share, of Individual ("Individual Shares") in the manner set forth below (i) by exchanging therefor shares of the Common Stock, par value $.01 per share, of Desktop ("Desktop Shares") at a rate of onehalf ( 1/2) of a Desktop Share for each Option Share (the "Exercise Ratio") and/or, at Desktop's election (ii) by paying cash at a price determined in accordance with Section 4 below. Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

2. EXERCISE OF OPTION

  The Option may only be exercised by Desktop, in whole or in part, at any time or from time to time, upon the occurrence of (i) the commencement of a tender or exchange offer for 25% or more of any class of Individual's capital stock, or (ii) any of the events specified in Section 7.03(b) of the Merger Agreement, other than events described in Section 7.01(g) thereof (any of the events specified in clauses (i) or (ii) of this sentence being referred to herein as an "Exercise Event"). In the event Desktop wishes to exercise the Option, Desktop shall deliver to Individual a written notice (an "Exercise Notice") specifying the total number of Option Shares it wishes to acquire and the form of consideration to be paid. Each closing of a purchase of Option Shares (a "Closing") shall occur on a date and at a time designated by Desktop in an Exercise Notice delivered at least five business days prior to the date of such Closing, which Closing shall be held at the offices of counsel to Individual. The Option shall terminate upon the earlier of (i) the Effective Time, (ii) 180 days following the termination of the Merger Agreement pursuant to Article VII thereof, if an Exercise Event shall have occurred on or prior to the date of such termination, and (iii) the date on which the Merger Agreement is terminated pursuant to Article VII thereof if anExercise Event shall not have occurred on or prior to such date; provided, however, with respect to the preceding clause (ii) of this sentence, that if the Option cannot be exercised by reason of any applicable government order then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if Desktop is in breach in any material respect of any of its covenants or agreements contained in the Merger Agreement.

3. CONDITIONS TO CLOSING

  The obligation of Individual to issue Option Shares to Desktop hereunder is subject to the conditions that (a) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (b) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect.

4. CLOSING

  At any Closing, (a) Individual shall deliver to Desktop a single certificate in definitive form representing the number of Individual Shares designated by Desktop in its Exercise Notice, such certificate to be registered in the name of Desktop and to bear the legend set forth in Section 10 hereof, and (b) Desktop shall pay to Individual the aggregate purchase price of the Individual Shares so designated and being purchased by delivery of (i) a single certificate in definitive form representing the number of Desktop Shares being issued by Desktop in consideration therefor (based on the Exercise Ratio), such certificate to be registered in the name of Individual and to bear the legend set forth in Section 10 hereof, and or/, at Desktop's election, (ii) a certified check, bank check or wire transfer, as the case may be. If Desktop has elected to deliver cash in payment for any Individual Shares the price to be paid by Desktop in cash to Individual at any Closing in respect of such Individual Shares shall be $5.17 per share (the "Exercise Price").

5. REPRESENTATIONS AND WARRANTIES OF INDIVIDUAL

  Individual represents and warrants to Desktop that (a) Individual is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this agreement by Individual and consummation by Individual of the transactions contemplated hereby have been duly authorized by all necessary corporation action on the part of Individual and no other corporation proceedings on the part of Individual are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Individual and constitutes a legal, valid and binding obligation of Individual and, assuming this Agreement constitutes a legal, valid and binding obligation of Desktop, is enforceable against Individual in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) Individual has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Individual Shares for Desktop to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Individual Shares or other securities which may be issuable pursuant to Section 9(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (e) upon deliver of the Individual Shares and any other securities to Desktop upon exercise of the Option, Desktop will acquire such Individual Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Desktop; (f) the execution and delivery of this agreement by Individual do not, and the performance of this Agreement by Individual will not, (i) violate the Certificate of Incorporation or ByLaws of Individual, (ii) conflict with or violate any order applicable to Individual or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Individual or any of its subsidiaries pursuant to , any contract or agreement to which Individual or any of its subsidiaries is a party or by which Individual or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Individual; (g) the execution and delivery of this Agreement by Individual does not, and the performance of this Agreement by Individual will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity; and (h) any Desktop Shares acquired pursuant to this Agreement will not be acquired by Individual with a view to the public distribution thereof and Individual will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

6. REPRESENTATIONS AND WARRANTIES OF DESKTOP

  Desktop represents and warrants to Individual that (a) Desktop is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Desktop and the consummation by Desktop of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Desktop and no other corporate proceedings on the part of Desktop are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Desktop and constitutes a legal, valid and binding obligation of Desktop and, assuming this Agreement constitutes a legal, valid and binding obligation of Individual, is enforceable against Desktop in accordance with its term, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) Desktop has taken (or will in a timely manner take) all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option and will take all necessary corporate or other action to authorize and reserve for issuance all additional Desktop Shares or other securities which may be issuable pursuant to Section 9(b) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (e) upon delivery of Desktop Shares to Individual in consideration of any acquisition of Individual Shares pursuant hereto, Individual will acquire such Desktop Shares free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Individual; (f) the execution and delivery of this Agreement by Desktop do not, and the performance of this agreement by Desktop will not, (i) violate the Certificate of Incorporation or By-Laws of Desktop, (ii) conflict with or violate any order applicable to Desktop or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Desktop or any of its subsidiaries pursuant to, any contract or agreement to which Desktop or any of its subsidiaries is a party or by which Desktop or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Desktop; (g) the execution and delivery of this agreement by Desktop does not, and the performance of this Agreement by Desktop will not, require any consent approval, authorization or permit of, or filing with or notification to, any Governmental Entity; and (h) any Individual Shares acquired upon exercise of the Option will not be acquired by Desktop with a view to the public distribution thereof and Desktop will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

7. [INTENTIONALLY OMITTED.]

8. REGISTRATION RIGHTS

  (a) Following the termination of the Merger Agreement, each party hereto (a "Holder") may by written notice (a "Registration Notice") to the other party (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by such Holder pursuant to this Agreement (the "Registrable Securities") in order to permit the sale or other disposition of such shares pursuant to a bona fide firm commitment underwritten public offering in which the Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 1% of the outstanding shares of Common stock of the Registrant on a fully diluted basis; provided, however, that any such Registration Notice must related to a number of shares equal to at least 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act.

  (b) The Registrant shall use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities; provided, however, that (i) neither party shall be entitled to more than an aggregate of two effective registration statements hereunder and
(ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) the Registrant is in possession of material nonpublic information which it reasonably believes would be detrimental to be disclosed at such time and, in the written opinion of counsel to such Registrant, such information would have to be disclosed if a registration statement were filed at that time; (B) such Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) such Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant. If consummation of the sale of any Registrable securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section 8 shall again be applicable to any proposed registration, it being understood that neither party shall be entitled to more than an aggregate of two effective registration statements hereunder. The Registrant shall use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 8 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

  (c) The registration rights set forth in this Section 8 are subject to the condition that the Holder shall provide the Registrant with such information with respect to such Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to such Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder.

  (d) A registration effected under this Section 8 shall be effected at the registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) to enter into an underwriting agreement in form and substance customary for transactions of this type with the underwriters participating in such offering.

9. ADJUSTMENT UPON CHANGES IN CAPITALIZATION

  (a) In the event of any change in the Individual Shares by reason of stock dividends, split-ups, mergers (other than the Merger), recapitalizations, combinations, change of shares and the like, the type and number of shares or securities subject to the Option, the Exercise Ratio and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Desktop shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Desktop would have received in respect of the Individual Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

  (b) In the event of any change in the Desktop Shares by reason of stock dividends, split-ups, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities which Desktop can deliver to Individual pursuant to Section 4 hereof in full payment for any Individual Shares to be purchased and the Exchange Ratio shall be adjusted appropriately.

10. RESTRICTIVE LEGENDS

  Each certificate representing Option Shares issued to Desktop hereunder, and each certificate representing Desktop Shares deliver to Individual at a closing, shall include a legend in substantially the following form:

  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF NOVEMBER 2, 1997, A COPY OF WHICH MAY BE OBTAINED FROM DESKTOP DATA, INC.

11. LISTING

  Individual, upon the request of Desktop, shall promptly file an application to list the Individual Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its best efforts to obtain approval of such listing as soon as practicable. Desktop, upon the request of Individual, shall promptly file an application to list the Desktop Shares issued and delivered to Individual pursuant to Section 4 for quotation on the Nasdaq National Market and shall use its best efforts to obtain approval of such listing as soon as practicable.

12. BINDING EFFECT

  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any shares sold by a party in compliance with the provisions of Section 8 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement and any transferee of such shares shall not be entitled to the rights of such party. Certificates representing shares sold in a registered public offering pursuant to Section 8 shall not be required to bear the legend set forth in Section 10.

13. SPECIFIC PERFORMANCE

  The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

14. ENTIRE AGREEMENT

  This Agreement and the Merger Agreement (including the appendices thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

15. FURTHER ASSURANCES

  Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to constitute the transactions contemplated hereby.

16. VALIDITY

  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and shall execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

17. NOTICES

  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice);

    (1)if to Desktop, to:

      Desktop, Data, Inc.
      80 Blanchard Road
      Burlington, MA 01803
      Attention: President
      Telephone No.: (617) 229-3000
      Telecopy No.: (617) 229-3030

      with a copy to:

      Testa, Hurwitz & Thibeault, LLP
      High Street Tower, 125 High Street
      Boston, MA 02110
      Attention: Lawrence S. Wittenberg, Esq.
      Telephone No.: (617) 248-7000
      Telecopy No.: (617) 248-7100

    (2)If to Individual, to:

      Individual, Inc.
      8 New England Executive Park-West
      Burlington, MA 01803
      Attention: President
      Telephone No.: (781) 273-6000
      Telecopy No.: (781) 273-6060
      with a copy to:

      Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
      One Financial Center
      Boston, MA 02111
      Attention: Jonathan L. Kravetz, Esq.
      Telephone No.: (617) 542-6000
      Telecopy No.: (617) 542-2241

18. GOVERNING LAW

  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

19. COUNTERPARTS

  This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which, taken together, shall constitute one and the same instrument.

20. EXPENSES

  Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

21. AMENDMENTS; WAIVER

  This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

22. ASSIGNMENT

  Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the option created hereunder to any other person, without the express written consent of the other party.

                    [Remainder of Page Intentionally Blank]

  IN WITNESS HEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          DESKTOP DATA, INC.

                                                   /s/ Donald L. McLagan
                                          By: _________________________________
                                             Name: Donald L. McLagan
                                             Title: President and Chief
                                             Executive Officer

                                          INDIVIDUAL, INC.

                                                  /s/ Michael E. Kolowich
                                          By: _________________________________
                                             Name: Michael E. Kolowich
                                             Title: President and Chief
                                             Executive Officer

                                                                        ANNEX C

                            STOCK OPTION AGREEMENT

  THIS STOCK OPTION AGREEMENT dated as of November 2, 1997 (the "Agreement") is entered into by and between Desktop Data, Inc., a Delaware corporation ("Desktop"), and Individual, Inc. a Delaware corporation ("Individual").

                                   RECITALS

  WHEREAS, concurrently with the execution and delivery of this Agreement, Desktop and Individual are entering into an Agreement and Plan of Reorganization (the "Merger Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Individual will be merged with and into Desktop (the "Merger") with Desktop continuing as the surviving corporation.

  WHEREAS, as a condition to Individual's willingness to enter into the Merger Agreement, Individual has requested that Desktop agree, and Desktop has also agreed, to grant to Individual an option to acquire shares of Desktop's Common Stock upon the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

                                   AGREEMENT

1. GRANT OF OPTION

  Desktop hereby grants to Individual an irrevocable option (the "Option") to acquire up to 1,726,398 shares (the "Option Shares") of the Common Stock, par value $.01 per share, of Desktop ("Desktop Shares") in the manner set forth below (i) by exchanging therefor shares of the Common Stock, par value $.01 per share, of Individual ("Individual Shares") at a rate of two (2) Individual Shares for each Option Share (the "Exercise Ratio") and/or, at Individual's election, (ii) by paying cash at a price determined in accordance with Section 4 below. Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

2. EXERCISE OF OPTION

  The Option may only be exercised by Individual, in whole or in part, at any time or from time to time, upon the occurrence of (i) the commencement of a tender or exchange offer for 25% or more of any class of Desktop's capital stock, or (ii) any of the events specified in Section 7.03 (c) of the Merger Agreement, other than events described in Section 7.01(g) thereof (any of the events specified in clauses (i) or (ii) of this sentence being referred to herein as an "Exercise Event"). In the event Individual wishes to exercise the Option, Individual shall deliver to Desktop a written notice (an "Exercise Notice") specifying the total number of Option shares it wishes to acquire and the form of consideration to be paid. Each closing of a purchase of Option Shares (a "Closing") shall occur on a date and at a time designated by Individual in an Exercise Notice delivered at Individual five business days prior to the date of such Closing, which Closing shall be held at the offices of counsel to Desktop. The Option shall terminate upon the earlier of (i) the Effective Time, (ii) 180 days following the termination of the Merger Agreement pursuant to Article VII thereof, if an Exercise Event shall have occurred on or prior to the date of such termination, and (iii) the date on which the Merger Agreement is terminated pursuant to Article VII thereof if an Exercise Event shall not have occurred on or prior to such date; provided, however, with respect to the preceding clause (ii) of this sentence, that if the Option cannot be exercised by reason of any applicable government order, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if Individual is in breach in any material respect of any of its covenants or agreements contained in the Merger Agreement.

3. CONDITIONS TO CLOSING

  The obligation of Desktop to issue Option Shares to Individual hereunder is subject to the conditions that (a) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (b) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect.

4. CLOSING

  At any Closing, (a) Desktop shall deliver to Individual a single certificate in definitive form representing the number of Desktop Shares designated by Individual in its Exercise Notice, such certificate to be registered in the name of Individual and to bear the legend set forth in Section 10 hereof, and
(b) Individual shall pay to Desktop the aggregate purchase price for the Desktop Shares so designated and being purchased by delivery of (i) a single certificate in definitive form representing the number of Individual Shares being issued by Individual in consideration therefor (based on the Exercise Ratio), such certificate to be registered in the name of Desktop and to bear the legend set forth in Section 10 hereof, and/or, at Individual's election,
(ii) a certified checks, bank check or wire transfer, as the case may be. If Individual has elected to deliver cash in payment for any Desktop Shares, the price to be paid by Individual in cash to Desktop at any Closing in respect of such Desktop Shares shall be $10.34 per share (the "Exercise Price").

5. REPRESENTATIONS AND WARRANTIES OF DESKTOP

  Desktop represents and warrants to Individual that (a) Desktop is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Desktop and consummation by Desktop of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Desktop and no other corporate proceedings on the part of Desktop are necessary to authorize this agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Desktop and constitutes a legal, valid and binding obligation of Desktop and, assuming this Agreement constitutes a legal, valid and binding obligation of Individual, is enforceable against Desktop in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) Desktop has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Desktop Shares for Individual to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Desktop Shares necessary corporate or other action to authorize and reserve for issuance all additional Desktop Shares or other securities which may be issuable pursuant to Section 9(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (e) upon delivery of the Desktop Shares and any other securities to Individual upon exercise of the Option, Individual will acquire such Desktop Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Individual; (f) the execution and delivery of this Agreement by Desktop do not, and the performance of this Agreement by Desktop will not, (i) violate the Certificate of Incorporation or ByLaws of Desktop, (ii) conflict with or violate any order applicable to Desktop or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Desktop or any of its subsidiaries pursuant, to any contract or agreement to which Desktop or any of Desktop represents and warrants to Individual that (a) Desktop is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Desktop and consummation by Desktop of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Desktop and no other corporate proceedings on the part of Desktop are necessary to authorize this agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Desktop and constitutes a legal, valid and binding obligation of Desktop and, assuming this Agreement constitutes a legal, valid and binding obligation of Individual, is enforceable against Desktop in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity;
(d) Desktop has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Desktop Shares for Individual to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Desktop Shares necessary corporate or other action to authorize and reserve for issuance all additional Desktop Shares or other securities which may be issuable pursuant to Section 9(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (e) upon delivery of the Desktop Shares and any other securities to Individual upon exercise of the Option, Individual will acquire such Desktop Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Individual; (f) the execution and delivery of this Agreement by Desktop do not, and the performance of this Agreement by Desktop will not, (i) violate the Certificate of Incorporation or ByLaws of Desktop, (ii) conflict with or violate any order applicable to Desktop or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Desktop or any of its subsidiaries pursuant, to any contract or agreement to which Desktop or any of its subsidiaries is a party or by which Desktop or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Desktop; (g) the execution and delivery of this Agreement by Desktop does not, and the performance of this Agreement by Desktop will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity and (h) any Individual Shares acquired pursuant to this Agreement will not be acquired by Desktop with a view to the public distribution thereof and Desktop will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

6. REPRESENTATIONS AND WARRANTIES OF INDIVIDUAL

  Individual represents and warrants to Desktop that (a) Individual is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Individual and the consummation by Individual of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Individual and no other corporate proceedings on the part of Individual are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Individual and constitutes a legal, valid and binding obligation of Individual and, assuming this Agreement constitutes a legal, valid and binding obligation of Desktop, is enforceable against Individual in accordance with its term, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) Individual has taken (or will in a timely manner take) all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option and will take all necessary corporate or other action to authorize and reserve for issuance all additional Individual Shares or other securities which may be issuable pursuant to Section 9(b) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable;

(e) upon delivery of Desktop Shares to Individual in consideration of any acquisition of Individual Shares pursuant hereto, Individual will acquire such Desktop Shares free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Desktop; (f) the execution and delivery of this Agreement by Individual do not, and the performance of this Agreement by Individual will not, (i) violate the Certificate of Incorporation or ByLaws of Individual, (ii) conflict with or violate any order applicable to Individual or any of its subsidiaries or by which they or any of their property is bound
or affected or (iii) result in any breach of or constitute a default   (or an
event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Individual or any of its subsidiaries pursuant to, any contract or agreement to which Individual or any of its subsidiaries is a party or by which Individual or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Individual; (g) the execution and delivery of this Agreement by Individual does not, and the performance of this Agreement by Individual will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity; and (h) any Desktop Shares acquired upon exercise of the Option will not be acquired by Individual with a view to the public distribution thereof and Individual will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

7. [INTENTIONALLY OMITTED.]

8. REGISTRATION RIGHTS

  (a) Following the termination of the Merger Agreement, each party hereto (a "Holder") may by written notice (a "Registration Notice") to the other party (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by such Holder pursuant to this Agreement (the "Registrable Securities") in order to permit the sale or other disposition of such shares pursuant to a bona fide firm commitment underwritten public offering in which the Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 1% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis; provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act.

  (b) The Registrant shall use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities; provided, however, that (i) neither party shall be entitled to more than an aggregate of two effective registration statements hereunder and
(ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) the Registrant is in possession of material nonpublic information which it reasonably believes would be detrimental to be disclosed at such time and, in the written opinion of counsel to such Registrant, such information would have to be disclosed if a registration statement were filed at that time; (B) such Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) such Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section 8 shall again be applicable to any proposed registration, it being understood that neither party shall be entitled to more than an aggregate of two effective registration statements hereunder. The Registrant shall use all reasonable efforts to cause any

Registrable Securities registered pursuant to this Section 8 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

  (c) The registration rights set forth in this Section 8 are subject to the condition that the Holder shall provide the Registrant with such information with respect to such Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to such Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder.

  (d) A registration effected under this Section 8 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters for auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) to enter into an underwriting agreement in form and substance customary for transactions of this type with the underwriters participating in such offering.

9. ADJUSTMENT UPON CHANGES IN CAPITALIZATION

  (a) In the event of any change in the Desktop Shares by reason of stock dividends, splitups, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option, the Exercise Ratio and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Individual shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Individual would have received in respect of the Desktop Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

  (b) In the event of any change in the Individual Shares by reason of stock dividends, splitups, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities which Individual can deliver to Desktop pursuant to Section 4 hereof if full payment for an Desktop Shares to be purchased and the Exchange Ratio shall be adjusted appropriately.

10. RESTRICTIVE LEGENDS

  Each certificate representing Option Shares issued to Individual hereunder, and each certificate representing Individual Shares delivered to Desktop at a Closing, shall include a legend in substantially the following form:

  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF NOVEMBER 2, 1997, A COPY OF WHICH MAY BE OBTAINED FROM INDIVIDUAL, INC.

11. LISTING

  Desktop, upon the request of Individual, shall promptly file an application to list the Desktop Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its best efforts to obtain approval of such listing as soon as practicable. Individual, upon the request of Desktop, shall promptly file an application to list the Individual Shares issued and delivered to Desktop pursuant to Section 4 for quotation on the Nasdaq National Market and shall use its best efforts to obtain approval of such listing as soon as practicable.

12. BINDING EFFECT

  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any shares sold by a party in compliance with the provisions of Section 8 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement and any transferee of such shares shall not be entitled to the rights of such party. Certificates representing shares sold in a registered public offering pursuant to Section 8 shall not be required to bear the legend set forth in Section 10.

13. SPECIFIC PERFORMANCE

  The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

14. ENTIRE AGREEMENT

  This Agreement and the Merger Agreement (including the appendices thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

15. FURTHER ASSURANCES

  Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to constitute the transactions contemplated hereby.

16. VALIDITY

  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and shall execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

17. NOTICES

  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

  (1)if to Desktop, to:

     Desktop Data, Inc.
     80 Blanchard Road
     Burlington, MA 01803
     Attention: President
     Telephone No.: (617) 229-3000
     Telecopy No.: (617) 229-3030

     with a copy to:

     Testa, Hurwitz & Thibeault, LLP
     High Street Tower, 125 High Street
     Boston, MA 02110
     Attention: Lawrence S. Wittenberg, Esq.
     Telephone No.: (617) 248-7000
     Telecopy No.: (617) 248-7100

  (2)If to Individual, to:

     Individual, Inc.
     8 New England Executive ParkWest
     Burlington, MA 01803
     Attention: President
     Telephone No.: (781) 273-6000
     Telecopy No.: (781) 273-6060

     with a copy to:

     Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
     One Financial Center
     Boston, MA 02111
     Attention: Jonathan L. Kravetz, Esq.
     Telephone No.: (617) 542-6000
     Telecopy No.: (617) 542-2241

18. GOVERNING LAW

  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

19. COUNTERPARTS

  This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which, taken together, shall constitute one and the same instrument.

20. EXPENSES

  Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

21. AMENDMENTS; WAIVER

  This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

22. ASSIGNMENT

  Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party.

                    [Remainder of Page Intentionally Blank]

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          Individual, Inc.

                                                  /s/ Michael E. Kolowich
                                          By: _________________________________
                                            Name: Michael E. Kolowich
                                            Title: President and Chief
                                            Executive Officer

                                          Desktop Data, Inc.

                                                   /s/ Donald L. McLagan
                                          By: _________________________________
                                            Name: Donald L. McLagan
                                            Title: President and Chief
                                            Executive Officer

                                                                        ANNEX D

                               November 2, 1997

The Board of Directors of
 Desktop Data, Inc.
80 Blanchard Road
Burlington, MA 01803

Ladies and Gentlemen:

  Desktop Data, Inc. (the "Company") and Individual, Inc. ("Individual"), both Delaware corporations, have entered an Agreement and Plan of Merger and Reorganization dated as of November 2, 1997 (the "Agreement"). Pursuant to the Agreement, the implementation of which is contingent on stockholder approval by the Company's stockholders and Individual's stockholders, Individual will be merged with and into the Company (the "Merger"), and each outstanding share of Individual common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into 0.5 shares (the "Exchange Ratio") of common stock of the Company. We have assumed, with your consent, that the Merger will qualify for pooling-of-interests accounting treatment and as a tax free transaction for the stockholders of the Company. You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the Company.

  BT Alex. Brown Incorporated ("BT Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We have also acted as lead manager of the Company's initial public offering on August 11, 1995 and provided other investment banking advisory services. BT Alex. Brown maintains a market in the common stock of the Company and regularly publishes research reports regarding the information services industry and the businesses and securities of the Company and other publicly owned companies in the information services industry. In the ordinary course of business, BT Alex. Brown may actively trade the securities of both the Company and Individual for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and Individual.

  In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning the Company and Individual and certain internal analyses and other information furnished to us by the Company. We have also held discussions with the members of the senior managements of the Company and Individual regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of both the Company and Individual, (ii) compared certain financial and stock market information for the Company and Individual with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

  We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of the Company and Individual, we have assumed that such information reflects the best currently available judgments and estimates of the managements of the Company and Individual as to the likely future financial performances of their respective companies and of the combined entity. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of the Company and Individual, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

Desktop Data, Inc.
November 2, 1997
Page 2

  Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of the Company and do not constitute a recommendation to the Company's stockholders as to how they should vote at the stockholders' meeting in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed in connection with the Merger.

  Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to the Company.

                                          Very truly yours,

                                          BT Alex. Brown Incorporated

                                          By: /s/ Scott A. Wieler
                                          -------------------------------------
                                          Name: Scott A. Wieler
                                               Managing Director

                                                                        ANNEX E

                               November 2, 1997

PRIVILEGED AND CONFIDENTIAL

Board of Directors
Individual, Inc.
8 New England Executive Park West
Burlington, Massachusetts 01803

Members of the Board:

  You have asked our opinion with respect to the fairness to the stockholders of Individual, Inc. ("Individual"), from a financial point of view and as of the date hereof, of the Exchange Ratio (as defined below), in the proposed "merger of equals" of Individual with and into Desktop Data, Inc. ("Desktop") pursuant to the Agreement and Plan of Merger, dated as of November 2, 1997 (the "Agreement"). Under the terms of the Agreement, Individual shall be merged with and into Desktop (the "Merger"). Desktop shall be the surviving corporation and the separate existence of Individual shall cease. In the Merger, each outstanding share of the common stock of Individual will be converted into the right to receive 0.5 shares of Common Stock of Desktop (the "Exchange Ratio"). All outstanding options and warrants to acquire shares of Individual, and common stock equivalents, shall be converted into equivalent rights to acquire Common Stock of Desktop at the same Exchange Ratio. Based on the Exchange Ratio, current holders of Individual would hold approximately 50.4% and current holders of Desktop would hold approximately 49.6% of the outstanding shares of Desktop on a treasury stock fully-diluted basis after consummation of the Merger. The Merger is intended to qualify as a tax-deferred transaction to Individual shareholders and to be accounted for as a "pooling of interests." The terms and conditions of the Merger are set out more fully in the Agreement. In connection with the Agreement, (i) Individual and Desktop have entered into mutual stock option agreements (the "Option Agreements") and (ii) certain stockholders of each of Individual and Desktop have entered into participation agreements (the "Participation Agreements").

  For purposes of this opinion we have (i) reviewed financial information on Individual furnished to us by Individual, including certain internal financial analyses and forecasts prepared by the management of Individual; (ii) reviewed publicly available information; (iii) held discussions with the management of Individual and Desktop concerning the businesses, past and current business operations, financial condition and future prospects of both companies, independently and combined, including, in the case of Desktop, discussion regarding the degree to which we could rely on publicly available Wall Street research analyst estimates of Desktop's future financial performance; (iv) reviewed the Agreement, the Option Agreements and the Participation Agreements; (v) reviewed the stock price and trading histories of both companies; (vi) prepared comparable company, contribution, and discounted cash flow analyses of Individual and Desktop; (vii) prepared a pro-forma merger analysis of the Merger; (viii) compared the financial terms of the Merger with other transactions that we deemed relevant; and (ix) reviewed estimates by Individual's and Desktop's management and the Parthenon Group of the cost savings, revenue enhancements and other benefits expected to be derived from the Merger, and (x) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

  In connection with rendering our opinion, however, we have not independently verified any of the foregoing information and have assumed that all such information is complete and accurate in all material respects. Furthermore, we did not obtain any independent appraisal of the properties or assets and liabilities of Individual or Desktop or any of their respective subsidiaries, nor were we furnished with any such evaluations or appraisals. With respect to the financial and operating forecasts (and the assumptions and bases therefore) of Individual that we may have reviewed, we have assumed that such forecasts have been reasonably prepared and reflect the best available estimates and judgments of Individual management and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the management of Individual. In addition,

Board of Directors
Individual, Inc.
November 2, 1997
Page Two
we have relied upon estimates and judgments of Individual management as to the future financial performance of Individual. We have also relied upon the estimate by Individual's and Desktop's management and the Parthenon Group of the cost savings, revenue enhancements and other benefits expected to be derived from the Merger. We have also assumed, with your consent, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. While we believe that our review, as described within, is an adequate basis for the opinion that we express, this opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of this letter, and on information available to us as of the date hereof. Finally, we express no opinion as to the value of any employee agreements or arrangements entered into in connection with the Agreement or the Merger.

  BancAmerica Robertson Stephens is familiar with Individual, having provided certain investment banking services to Individual from time to time, including acting as managing underwriter for the initial public offering of shares of the common stock of Individual in March 1996 and maintaining a market in shares of the common stock in Individual.

  Our opinion is directed to the Board of Directors of Individual and is not intended to be and does not constitute a recommendation to any stockholder of Individual as to how such stockholder should vote on the Merger. This opinion may be included in a proxy or registration statement distributed in connection with the Merger, provided that this opinion is reproduced therein in full and any description of, or reference to, this opinion therein is in a form and substance acceptable to us and our legal counsel. Except as provided in the previous sentence, this opinion shall not be reproduced, summarized, described or referred to, or furnished to any party, without our prior written consent.

  Based upon and subject to the foregoing considerations, it is our opinion, that, as of the date hereof, the Exchange Ratio is fair to the stockholders of Individual from a financial point of view.

                                          Very truly yours,

                                          BancAmerica ROBERTSON STEPHENS

                                          By:/s/ George M. Vetter
                                          -------------------------------------
                                       Name: George M. Vetter
                                            Authorized Signatory

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Delaware General Corporation Law and the Registrant's Charter and By-laws provide for indemnification of the Registrant' s directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, actions that the indemnified party had no reasonable cause to believe were unlawful. Reference is made to the Registrant's Charter and By-laws filed as Exhibits 3.1 and 3.2 hereto, respectively.

  The Agreement provides that commencing with the effectiveness of the Merger, the Registrant will indemnify the current officers and directors of Individual for any action or inaction by such person prior to the Merger.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed herewith or incorporated by reference herein:

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
 *2.1    Agreement and Plan of Reorganization by and among the Registrant, and
         Individual, Inc., dated as of November 2, 1997 (attached as Annex A to the Prospectus/Joint Proxy Statement contained in this Registration
         Statement).
  3.1    Registrant's Amended and Restated Certificate of Incorporation as
         currently in effect (incorporated by reference to Exhibit 3.2 to the
         Registrant's Registration Statement on Form S-1 (File No. 33-94054)).
 *3.2    Registrant's Certificate of Merger amending Registrant's Amended and
         Restated Certificate of Incorporation as proposed to Registrant's stockholders.
  3.3    Registrant's Amended and Restated Bylaws, as currently in effect
         (incorporated by reference to Exhibit 3.4 to the Registrant's
         Registration Statement on Form S-1 (File No. 33-94054)).
  4.1    Form of Specimen Certificate for Registrant's Common Stock
         (incorporated by reference to Exhibit 4.1 of Registrant's Registration
         Statement on Form S-1 (File No. 33-94054)).
 *5.1    Opinion of Testa, Hurwitz & Thibeault, LLP regarding the legality of the securities being issued.
 *8.1    Opinion of Testa, Hurwitz & Thibeault, LLP regarding certain tax matters.
 *8.2    Opinion of Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. regarding certain tax matters.
  9.1    Participation Agreement by and among the Registrant and certain stockholders of Individual, Inc. dated as of November 3, 1997
         (incorporated by reference to Exhibit 99.2 of Registrant's Form 8-K filed November 14, 1997).
  9.2    Participation Agreement by and among Individual, Inc. and certain stockholders of the Registrant dated as of November 3, 1997
         (incorporated by reference to Exhibit 99.3 of Registrant's Form 8-K field November 14, 1997).
 *10.1   1995 Stock Plan, as amended, of the Registrant as proposed to be amended.
  10.2   1995 Non-Employee Director Stock Option Plan (filed as an attachment to the Registrant's Definitive Proxy Statement, filed on April 25,
         1996 and incorporated herein by reference).
  10.3   1989 Stock Plan (filed as Exhibit 10.3 to the Registrant's
         Registration Statement on Form S-1, No. 33-94054 and incorporated herein by reference).
 *10.4   1995 Employee Stock Purchase Plan, as amended, of the Registrant as proposed to be amended.
  10.5   Amended and Restated Registration Agreement dated as of October 20,
         1992 by and among the Registrant and certain stockholders named therein (filed as Exhibit 10.5 to the Registrant's Registration
         Statement on Form S-1, No. 33-94054 and incorporated herein by reference).

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
  10.6   Lease for 80 Blanchard Road (filed as Exhibit 10.1 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and incorporated herein by reference).
  10.9   Data Transmission Agreement between the Registrant and Mainstream
         Data, Inc. dated as of November 24, 1993, as amended (filed as Exhibit
         10.9 to the Registrant's Registration Statement on Form S-1, No. 33-
         94054 incorporated herein by reference).
  10.10  Software Development and Marketing Agreement between the Registrant and Reuters America Inc. dated as of November 1, 1993 (filed as
         Exhibit 10.10 to the Registrant's Registration Statement on Form S-1,
         No. 33-94054 and incorporated herein by reference).
  10.11  Letter Agreement between the Registrant and Teknekron Software
         Systems, Inc. dated as of June 13, 1994 (filed as Exhibit 10.11 to the
         Registrant's Registration Statement on Form S-1, No. 33-94054 and
         incorporated herein by reference).
  10.12  Database License, Development and Delivery Agreement between the
         Registrant and NBC Desktop, Inc. dated as of October 17, 1994 (filed as Exhibit 10.12 to the Registrant's Registration Statement on Form S-
         1, No. 33-94054 and incorporated herein by reference).
  10.13  Stock Option Agreement by and among Registrant and Individual, Inc.
         dated as of November 3, 1997 (incorporated by reference to Exhibit
         99.4 of Registrant's Form 8-K filed November 14, 1997).
  10.14  Stock Option Agreement by and among Registrant and Individual, Inc.
         dated as of November 3, 1997 (incorporated by reference to Exhibit
         99.5 of Registrant's Form 8-K filed November 14, 1997).
 *11.1   Computation of earnings per share.
 *21.1   Subsidiaries of the Registrant.
 *23.1   Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1 and Exhibit 8.1).
 *23.2   Consent of Arthur Andersen LLP with respect to Registrant's financial statements.
 *23.3   Consent of Coopers & Lybrand L.L.P. with respect to Individual's financial statements.
 *23.4   Consent of Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. (included in Exhibit 8.2).
 *24.1   Power of Attorney (see page II-4).
 *27.0   Financial Data Schedule
 *99.1   Consent of BT. Alex. Brown Incorporated (included in Annex D to the
         Prospectus/Joint Proxy Statement contained in this Registration
         Statement).
 *99.2   Consent of BankAmerica Robertson Stephens.
 *99.3   Form of proxy to be used in soliciting Desktop's stockholders for its special meeting.
 *99.4   Form of proxy to be used in soliciting Individual's stockholders for its special meeting.
 *99.5   Desktop Stockholder Letter, dated January 28, 1998.
 *99.6   Individual Stockholders Letter, dated January 28, 1998.
 *99.7   Desktop Notice of Special Meeting of Stockholders, dated January 28,
         1998.
 *99.8   Individual Notice of Special Meeting of Stockholders, dated January
         28, 1998.

--------
* Filed herewith.

ITEM 22. UNDERTAKINGS.

  (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new

Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (4) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN BURLINGTON, MASSACHUSETTS, ON THE 26TH DAY OF JANUARY, 1998.

                                          Desktop Data, Inc.

                                                   /s/ Donald L. McLagan
                                          By: _________________________________
                                                    DONALD L. MCLAGAN,
                                                  CHAIRMAN OF THE BOARD,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald L. McLagan and Edward R. Siegfried and each of them acting individually, as such person's true and lawful attorneys-in-fact and agents, each with full power of substitution, for such person, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or under Rule 462(b) of the Securities Act of 1933, as amended, and to file same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

              SIGNATURE                        TITLE                 DATE

        /s/ Donald L. McLagan          Chairman, President       January 26,
-------------------------------------   and Chief Executive          1998
          DONALD L. MCLAGAN             Officer (Principal
                                        Executive Officer)

       /s/ Edward R. Siegfried         Vice President            January 26,
-------------------------------------   Finance and                  1998
         EDWARD R. SIEGFRIED            Operations, Chief
                                        Financial Officer,
                                        Treasurer and
                                        Assistant Secretary
                                        (Principal
                                        Financial Officer)

       /s/ A. Baron Cass, III          Director                  January 26,
-------------------------------------                                1998
         A. BARON CASS, III

              SIGNATURE                         TITLE                DATE

          /s/ Rory J. Cowan             Director                 January 26,
-------------------------------------                                1998
            RORY J. COWAN

         /s/ Ellen Carnahan             Director                 January 26,
-------------------------------------                                1998
           ELLEN CARNAHAN

           /s/ June Rokoff              Director                 January 26,
-------------------------------------                                1998
             JUNE ROKOFF

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
 *2.1    Agreement and Plan of Reorganization by and among the Registrant, and
         Individual, Inc., dated as of November 2, 1997 (attached as Annex A to the Prospectus/Joint Proxy Statement contained in this Registration
         Statement).
  3.1    Registrant's Amended and Restated Certificate of Incorporation as
         currently in effect (incorporated by reference to Exhibit 3.2 to the
         Registrant's Registration Statement on Form S-1 (File No. 33-94054)).
 *3.2    Registrant's Certificate of Merger amending Registrant's Amended and
         Restated Certificate of Incorporation as proposed to Registrant's stockholders.
  3.3    Registrant's Amended and Restated Bylaws, as currently in effect
         (incorporated by reference to Exhibit 3.4 to the Registrant's
         Registration Statement on Form S-1 (File No. 33-94054)).
  4.1    Form of Specimen Certificate for Registrant's Common Stock
         (incorporated by reference to Exhibit 4.1 of Registrant's Registration
         Statement on Form S-1 (File No. 33-94054)).
 *5.1    Opinion of Testa, Hurwitz & Thibeault, LLP regarding the legality of the securities being issued.
 *8.1    Opinion of Testa, Hurwitz & Thibeault, LLP regarding certain tax matters.
 *8.2    Opinion of Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. regarding certain tax matters.
  9.1    Participation Agreement by and among the Registrant and certain stockholders of Individual, Inc. dated as of November 3, 1997
         (incorporated by reference to Exhibit 99.2 of Registrant's Form 8-K filed November 14, 1997).
  9.2    Participation Agreement by and among Individual, Inc. and certain stockholders of the Registrant dated as of November 3, 1997
         (incorporated by reference to Exhibit 99.3 of Registrant's Form 8-K field November 14, 1997).
 *10.1   1995 Stock Plan, as amended, of the Registrant as proposed to be amended.
  10.2   1995 Non-Employee Director Stock Option Plan (filed as an attachment to the Registrant's Definitive Proxy Statement, filed on April 25,
         1996 and incorporated herein by reference).
  10.3   1989 Stock Plan (filed as Exhibit 10.3 to the Registrant's
         Registration Statement on Form S-1, No. 33-94054 and incorporated herein by reference).
 *10.4   1995 Employee Stock Purchase Plan, as amended, of the Registrant as proposed to be amended.
  10.5   Amended and Restated Registration Agreement dated as of October 20,
         1992 by and among the Registrant and certain stockholders named therein (filed as Exhibit 10.5 to the Registrant's Registration
         Statement on Form S-1, No. 33-94054 and incorporated herein by reference).
  10.6   Lease for 80 Blanchard Road (filed as Exhibit 10.1 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and incorporated herein by reference).
  10.9   Data Transmission Agreement between the Registrant and Mainstream
         Data, Inc. dated as of November 24, 1993, as amended (filed as Exhibit
         10.9 to the Registrant's Registration Statement on Form S-1, No. 33-
         94054 incorporated herein by reference).
  10.10  Software Development and Marketing Agreement between the Registrant and Reuters America Inc. dated as of November 1, 1993 (filed as
         Exhibit 10.10 to the Registrant's Registration Statement on Form S-1,
         No. 33-94054 and incorporated herein by reference).
  10.11  Letter Agreement between the Registrant and Teknekron Software
         Systems, Inc. dated as of June 13, 1994 (filed as Exhibit 10.11 to the
         Registrant's Registration Statement on Form S-1, No. 33-94054 and
         incorporated herein by reference).
  10.12  Database License, Development and Delivery Agreement between the
         Registrant and NBC Desktop, Inc. dated as of October 17, 1994 (filed as Exhibit 10.12 to the Registrant's Registration Statement on Form S-
         1, No. 33-94054 and incorporated herein by reference).
  10.13  Stock Option Agreement by and among Registrant and Individual, Inc.
         dated as of November 3, 1997 (incorporated by reference to Exhibit
         99.4 of Registrant's Form 8-K filed November 14, 1997).

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
  10.14  Stock Option Agreement by and among Registrant and Individual, Inc.
         dated as of November 3, 1997 (incorporated by reference to Exhibit
         99.5 of Registrant's Form 8-K filed November 14, 1997).
 *11.1   Computation of earnings per share.
 *21.1   Subsidiaries of the Registrant.
 *23.1   Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1 and Exhibit 8.1).
 *23.2   Consent of Arthur Andersen LLP with respect to Registrant's financial statements.
 *23.3   Consent of Coopers & Lybrand L.L.P. with respect to Individual's financial statements.
 *23.4   Consent of Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. (included in Exhibit 8.2).
 *24.1   Power of Attorney (see page II-4).
 *27.0   Financial Data Schedule
 *99.1   Consent of BT. Alex. Brown Incorporated (included in Annex D to the
         Prospectus/Joint Proxy Statement contained in this Registration
         Statement).
 *99.2   Consent of BankAmerica Robertson Stephens.
 *99.3   Form of proxy to be used in soliciting Desktop's stockholders for its special meeting.
 *99.4   Form of proxy to be used in soliciting Individual's stockholders for its special meeting.
 *99.5   Desktop Stockholder Letter, dated January 28, 1998.
 *99.6   Individual Stockholders Letter, dated January 28, 1998.
 *99.7   Desktop Notice of Special Meeting of Stockholders, dated January 28,
         1998.
 *99.8   Individual Notice of Special Meeting of Stockholders, dated January
         28, 1998.

--------
* Filed herewith.